As filed with the Securities and Exchange Commission on March 6, 2013

Securities Act File No. 333-174756

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-effective Amendment No.
☒	Post-effective Amendment No. 5

GOLUB CAPITAL BDC, INC.

(Exact Name of Registrant as Specified in Charter)

150 South Wacker Drive, Suite 800
Chicago, Illinois 60606

(Address of Principal Executive Offices)

(312) 205-5050

(Registrant’s Telephone Number, Including Area Code)

David B. Golub
Golub Capital BDC, Inc.
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606

(Name and Address of Agent for Service)

Copies to:

Thomas J. Friedmann
David J. Harris
William J. Tuttle
Dechert LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3300

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to section 8(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION , 2013

$500,000,000

GOLUB CAPITAL BDC, INC.

Common Stock

Preferred Stock

Warrants

Subscription Rights

Debt Securities

We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940. Our investment objective is to provide our stockholders with current income and capital appreciation through debt and minority equity investments in middle-market companies.

GC Advisors LLC serves as our investment adviser. Golub Capital LLC serves as our administrator. GC Advisors LLC and Golub Capital are affiliated with Golub Capital (as defined herein), a leading lender to middle-market companies that has over $7.0 billion of capital under management.

We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our common stock, preferred stock, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, subscription rights or debt securities, which we refer to, collectively, as the “securities.” We may sell our common stock through underwriters or dealers, “at-the-market” to or through a market maker into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The identities of such underwriters, dealers, market makers or agents, as the case may be, will be described in one or more supplements to this prospectus. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus. In the event we offer common stock, the offering price per share of our common stock exclusive of any underwriting commissions or discounts will not be less than the net asset value per share of our common stock at the time we make the offering except (1) in connection with a rights offering to our existing stockholders, (2) with the consent of the majority of our common stockholders and approval of our board of directors, or (3) under such circumstances as the Securities and Exchange Commission, or the SEC, may permit. See “Risk Factors” for more information.

In addition, this prospectus relates to 5,944,493 shares of our common stock that may be sold by the selling stockholders identified under “Selling Stockholders”. Sales of our common stock by the selling stockholders, which may occur at prices below the net asset value per share of our common stock, may adversely affect the market price of our common stock and may make it more difficult for us to raise capital. The selling stockholders identified under “Selling Stockholders” acquired their respective shares of our common stock through the BDC Conversion (as defined herein). Each offering by the selling stockholders of their shares of our common stock through agents, underwriters or dealers will be accompanied by a prospectus supplement that will identify the selling stockholders that are participating in such offering. We will not receive any proceeds from the sale of shares of our common stock by any of the selling stockholders.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “GBDC”. The last reported closing price for our common stock on March 5, 2013 was $16.50 per share. Based on this last reported sales price of our common stock, the aggregate market value of the shares of our common stock held by the selling stockholders identified under “Selling Stockholders” is approximately $69.2 million. The net asset value of our common stock on December 31, 2012 (the last date prior to the date of this prospectus on which we determined net asset value) was $14.66 per share.

Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it will likely increase the risk of loss for purchasers in this offering. Investing in our securities involves a high degree of risk. Before buying any securities, you should read the discussion of the material risks of investing in our securities, including the risk of leverage, in “Risk Factors” beginning on page 12 of this prospectus.

This prospectus contains important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC. We maintain a website at http://www.golubcapitalbdc.com and make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. You may also obtain such information and make shareholder inquiries by contacting us at 150 South Wacker Drive, Suite 800, Chicago, Illinois 60606, Attention: Investor Relations, or by calling us collect at (312) 205-5050. The SEC also maintains a website at http://www.sec.gov that contains such information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is            , 2013.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters and selling stockholders identified under “Selling Stockholders” are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, cash flows and prospects may have changed since that date. We will update these documents to reflect material changes only as required by law.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using the “shelf” registration process. Under the shelf registration process, we may offer from time to time up to $500,000,000 of our common stock, preferred stock, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, subscription rights or debt securities on the terms to be determined at the time of the offering. We may sell our common stock through underwriters or dealers, “at-the-market” to or through a market maker, into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The identities of such underwriters, dealers, market makers or agents, as the case may be, will be described in one or more supplements to this prospectus. The securities may be offered at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus relates to 5,944,493 shares of our common stock that may be sold by the selling stockholders identified under “Selling Stockholders”. This prospectus provides you with a general description of the securities that we and the selling stockholders may offer. Each time we or the selling stockholders use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus, and the prospectus and prospectus supplement will together serve as the prospectus. Please carefully read this prospectus and any prospectus supplement, together with any exhibits, before you make an investment decision. Any exhibits will nonetheless be summarized in the prospectus or applicable prospectus supplement.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the more detailed information set forth under “Risk Factors” and the other information included in this prospectus carefully.

Except as otherwise indicated, the terms:

•	“we,” “us,” “our” and “Golub Capital BDC” refer to Golub Capital BDC, Inc., a Delaware corporation, and its consolidated subsidiaries, including the Securitization Issuer and Holdings, and, for the periods prior to consummation of the BDC Conversion (as defined below), Golub Capital BDC LLC, a Delaware limited liability company, and its consolidated subsidiaries;
•	“Holdings” refers to Golub Capital BDC 2010-1 Holdings LLC, our direct subsidiary, and “Securitization Issuer” refers to Golub Capital BDC 2010-1 LLC, our indirect subsidiary;
•	“Controlling Class” refers to the most senior class of notes of the Securitization Issuer then outstanding;
•	“Debt Securitization” refers to the $300 million term debt securitization that we completed on July 16, 2010;
•	“GC Advisors” refers to GC Advisors LLC, our investment adviser;
•	“Administrator” refers to Golub Capital LLC, an affiliate of GC Advisors and our administrator and for periods prior to February 5, 2013, GC Service Company, LLC; and
•	“Golub Capital” refers, collectively, to the activities and operations of Golub Capital Incorporated and Golub Capital LLC (formerly Golub Capital Management LLC), which entities employ all of Golub Capital’s investment professionals, as well as GC Advisors, associated investment funds and their respective affiliates.

On April 13, 2010, we converted from a limited liability company into a corporation. In this conversion, Golub Capital BDC, Inc. succeeded to the business of Golub Capital BDC LLC and its consolidated subsidiary, and the members of Golub Capital BDC LLC became stockholders of Golub Capital BDC, Inc. In this prospectus, we refer to such transactions as the “BDC Conversion.” Prior to the BDC Conversion, Golub Capital BDC LLC held all of the outstanding limited liability company interests in our predecessor, Golub Capital Master Funding LLC, or GCMF.

Golub Capital BDC

We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act. In addition, for tax purposes, we have elected to be treated as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. We were formed in November 2009 to continue and expand the business of our predecessor, GCMF, which commenced operations in July 2007, to make investments in senior secured, one stop (a loan that combines characteristics of traditional first lien senior secured loans and second lien or subordinated loans), second lien and subordinated or mezzanine (a loan that ranks senior only to a borrower’s equity securities and ranks junior to all of such borrower’s other indebtedness in priority of payment) loans and warrants and equity securities of middle-market companies that are, in most cases, sponsored by private equity firms. In this prospectus, the term “middle-market” generally refers to companies having earnings before interest, taxes, depreciation and amortization, or EBITDA, of between $5 million and $50 million annually.

Our investment objective is to maximize the total return to our stockholders in the form of current income and capital appreciation through debt and minority equity investments. We intend to achieve our investment objective by (1) accessing the established loan origination channels developed by Golub Capital, a leading lender to middle-market companies with over $7.0 billion of capital under management, (2) selecting investments within our core middle-market company focus, (3) partnering with experienced private equity firms, or sponsors, in many cases with whom we have invested alongside in the past, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital.

As of December 31, 2012, our portfolio at fair value was comprised of 32.4% senior secured loans, 47.3% one stop loans, 10.6% second lien loans, 6.5% subordinated loans and 3.2% equity. As of September 30, 2012, our portfolio at fair value was comprised of 40.7% senior secured loans, 39.5% one stop loans, 6.6% second lien loans, 10.0% subordinated loans and 3.2% equity. As of September 30, 2011, our portfolio at fair value was comprised of 44.3% senior secured loans, 38.7% one stop loans, 4.8% second lien loans, 10.2% subordinated loans and 2.0% equity.

We seek to create a diverse portfolio that includes senior secured, one stop, second lien and subordinated loans and warrants and minority equity securities by primarily investing approximately $5 million to $25 million of capital, on average, in the securities of U.S. middle-market companies. We may also selectively invest more than $25 million in some of our portfolio companies and generally expect that the size of our individual investments will vary proportionately with the size of our capital base.

In the current environment, we continue to focus on senior secured loans and one-stop investments given the greater principal protection from the first lien nature of these loans.

Our Adviser

Our investment activities are managed by our investment adviser, GC Advisors. GC Advisors is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. GC Advisors was organized in September 2008 and is a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Under our amended and restated investment advisory agreement, or the Investment Advisory Agreement, with GC Advisors, we pay GC Advisors a base management fee and an incentive fee for its services. See “Management Agreements — Management Fee” for a discussion of the base management fee and incentive fee, including the cumulative income incentive fee and the income and capital gains incentive fee, payable by us to GC Advisors. Unlike most closed-end funds whose fees are based on assets net of leverage, our base management fee is based on our average-adjusted gross assets (including assets purchased with borrowed funds and securitization-related assets, leverage, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian but adjusted to exclude cash and cash equivalents so that investors do not pay the base management fee on such assets) and, therefore, GC Advisors benefits when we incur debt or use leverage. For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within 270 days of purchase (which is different than the definition under U.S. Generally Accepted Accounting Principles, or GAAP, which defines cash equivalents as U.S. government securities and commercial paper instruments maturing within 90 days of purchase). Additionally, under the incentive fee structure, GC Advisors benefits when capital gains are recognized and, because it determines when a holding is sold, GC Advisors controls the timing of the recognition of capital gains. Our board of directors is charged with protecting our interests by monitoring how GC Advisors addresses these and other conflicts of interest associated with its management services and compensation. While not expected to review or approve each borrowing, our independent directors periodically review GC Advisors’ services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether our fees and expenses (including those related to leverage) remain appropriate. See “Management Agreements — Board Approval of the Investment Advisory Agreement.”

GC Advisors is an affiliate of Golub Capital and has entered into a staffing agreement, or the Staffing Agreement, with two Golub Capital affiliates, Golub Capital Incorporated and Golub Capital LLC. Under the Staffing Agreement, these companies make experienced investment professionals available to GC Advisors and provide access to the senior investment personnel of Golub Capital and its affiliates. The Staffing Agreement provides GC Advisors with access to investment opportunities, which we refer to in the aggregate as deal flow, generated by Golub Capital and its affiliates in the ordinary course of their businesses and commits the members of GC Advisors’ investment committee to serve in that capacity. As our investment adviser, GC

Advisors is obligated to allocate investment opportunities among us and its other clients fairly and equitably over time in accordance with its allocation policy. See “Related Party Transactions and Certain Relationships.” However, there can be no assurance that such opportunities will be allocated to us fairly or equitably in the short-term or over time. GC Advisors seeks to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Golub Capital’s investment professionals.

An affiliate of GC Advisors, the Administrator, provides the administrative services necessary for us to operate. See “Management Agreements — Administration Agreement” for a discussion of the fees and expenses we are required to reimburse to the Administrator.

About Golub Capital

Golub Capital, founded in 1994, is a leading lender to middle-market companies, with a long track record of investing in one stop and junior capital financings, which is our long-term investment focus. Golub Capital invested more than $4.4 billion in one stop and subordinated transactions across a variety of market environments and industries between 2001 and December 31, 2012. Since its inception, Golub Capital has closed deals with over 150 middle-market sponsors and repeat transactions with over 90 sponsors.

Golub Capital’s middle-market lending group is managed by a four-member senior management team consisting of Lawrence E. Golub, David B. Golub, Andrew H. Steuerman and Gregory W. Cashman. As of December 31, 2012, Golub Capital’s 57 investment professionals had an average of over 11 years of investment experience and were supported by 94 administrative and back office personnel that focus on operations, finance, legal and compliance, accounting and reporting, marketing, information technology and office management.

Market Opportunity

We intend to pursue an investment strategy focused on investing in senior secured, one stop, second lien and subordinated loans of, and warrants and minority equity securities in, U.S. middle-market companies.

Target Market.  We believe that small and middle-market companies in the United States with annual revenues between $10 million and $2.5 billion represent a significant growth segment of the U.S. economy and often require substantial capital investments to grow. Middle-market companies have generated a significant number of investment opportunities for investment funds managed or advised by Golub Capital and we believe that this market segment will continue to produce significant investment opportunities for us.

Specialized Lending Requirements.  We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the experience of our management team, lending to U.S. middle-market companies (1) is generally more labor intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies, (2) requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle-market and (3) may also require more extensive ongoing monitoring by the lender.

Demand for Debt Capital.   We believe there is a large pool of uninvested private equity capital for middle-market companies. We expect private equity firms will seek to leverage their investments by combining equity capital with senior secured loans and subordinated debt from other sources.

Pricing and Deal Structures.   We believe that as a result of current macroeconomic issues such as the downgrade of U.S. debt, a weakened U.S. economy and the European sovereign debt crisis, there has been reduced access to, and availability of, debt capital to middle-market companies, which has resulted in attractive pricing and deal structures. We believe these market conditions may continue to create favorable opportunities to invest at attractive risk-adjusted returns.

Competitive Strengths

Deep, Experienced Management Team.  We are managed by GC Advisors, which, as of December 31, 2012, had access through the Staffing Agreement to the resources and expertise of Golub Capital’s 151 employees, led by our chairman, Lawrence E. Golub, and our chief executive officer, David B. Golub. As of

December 31, 2012, the 57 investment professionals of Golub Capital had an average of over 11 years of investment experience and were supported by 94 administrative and back office personnel that focus on operations, finance, legal and compliance, accounting and reporting, marketing, information technology and office management. Golub Capital seeks to hire and retain high-quality investment professionals and reward those personnel based on investor returns. In 2012, Golub Capital was awarded the Association for Corporate Growth (ACG) New York Champion’s Award for “Senior Lender Firm of the Year.” This award does not constitute an endorsement by such organization of the securities being offered by this prospectus.

Leading U.S. Debt Platform Provides Access to Proprietary Relationship-Based Deal Flow.  GC Advisors gives us access to the deal flow of Golub Capital, one of the leading middle-market lenders in the United States. Golub Capital has been ranked a “Top 3” Traditional Middle Market Bookrunner every year from 2008 through 2012 by Thomson Reuters LPC for senior secured loans of up to $100 million for leveraged buyouts (based on number of deals completed). Since its inception, Golub Capital has closed deals with over 150 middle-market sponsors and repeat transactions with over 90 sponsors. We believe that Golub Capital receives relationship-based “early looks” and “last looks” at many investment opportunities in the U.S. middle-market market, allowing it to be highly selective in the transactions it pursues.

Disciplined Investment and Underwriting Process.  GC Advisors utilizes the established investment process of Golub Capital for reviewing lending opportunities, structuring transactions and monitoring investments. Using its disciplined approach to lending, GC Advisors seeks to minimize credit losses through effective underwriting, comprehensive due diligence investigations, structuring and the implementation of restrictive debt covenants.

Regimented Credit Monitoring.  Following each investment, GC Advisors implements a regimented credit monitoring system. This careful approach, which involves ongoing review and analysis by teams of professionals, has enabled us to identify problems early and to assist borrowers before they face difficult liquidity constraints.

Concentrated Middle-Market Focus.  Because of our focus on the middle-market, we understand the following general characteristics of middle-market lending:

•	middle-market companies are generally less leveraged than large companies and, we believe, offer more attractive investment returns in the form of upfront fees, prepayment penalties and higher interest rates;
•	middle-market issuers are more likely to have simple capital structures;
•	carefully structured covenant packages enable middle-market lenders to take early action to remediate poor financial performance; and
•	middle-market lenders can undertake thorough due diligence investigations prior to investment.

Organizational Structure

The following shows a simplified organizational chart reflecting our relationship with our investment adviser and administrator and our direct and indirect ownership interests in certain of our subsidiaries, including the membership interests of the Securitization Issuer, as of the date of this prospectus:

Recent Developments

Distribution. On February 5, 2013, our board of directors declared a quarterly distribution of $0.32 per share payable on March 28, 2013 to holders of record as of March 14, 2013.

SBIC V.  On January 4, 2013, GC SBIC V, L.P., or SBIC V, received a $37.5 million debenture capital commitment from the Small Business Administration, or SBA. The commitment may be drawn upon subject to customary regulatory requirements including, but not limited to, an examination by the SBA.

Follow-On Equity Offering.   On January 15, 2013, we completed a public offering in which we sold an aggregate of 4,500,000 shares of our common stock at a price per share of $15.87, resulting in proceeds, net of offering costs but before expenses, to us of approximately $69.1 million. On February 20, 2013, we sold an additional 622,262 shares of our common stock at a public offering price of $15.87 per share pursuant to the underwriters’ partial exercise of the over-allotment option.

Revolving Credit Facility.  On January 25, 2013, Golub Capital BDC Funding LLC, or Funding, our wholly owned subsidiary, entered into an amendment, or the Credit Facility Amendment, to the documents governing Funding’s revolving credit facility, or the Credit Facility, with Wells Fargo Securities, LLC, as administrative agent and Wells Fargo Bank, N.A., as lender. The Credit Facility Amendment is effective as of December 13, 2012. The Credit Facility Amendment, among other things, amended the fee on the unused portion of the Credit Facility to 0.50% for the period from December 13, 2012 through January 28, 2013. After January 28, 2013, the Credit Facility will pay a fee of 0.50% per annum on any unused portion of the Credit Facility up to $60.0 million and 2.00% on any unused portion in excess of $60.0 million.

Supplemental Notes Transaction.  On February 15, 2013, the Securitization Issuer entered into certain amendments, or the Supplemental Notes Transaction, to the Debt Securitization and the notes, or the Notes, offered in the Debt Securitization. The Supplemental Notes Transaction amended the Debt Securitization and amended and restated the issued Notes to allow the Securitization Issuer to (i) issue an additional $50,000,000 in Notes (increasing the Class A Notes by $29,000,000, increasing the Class B Notes by $2,000,000 and increasing the Subordinated Notes by $19,000,000), (ii) extend the reinvestment period applicable to the Securitization Issuer by two years to July 20, 2015, (iii) extend the stated maturity date of the Notes by two years to July 20, 2023 and (iv) re-price the Class A Notes to bear interest at the London Interbank Offered Rate, or LIBOR, plus 1.74%. The additional Class A Notes of the Securitization Issuer were sold through a private placement and the additional Class B Notes and additional Subordinated Notes were retained by Holdings.

Operating and Regulatory Structure

Our investment activities are managed by GC Advisors and supervised by our board of directors, a majority of whom are independent of us, GC Advisors and its affiliates.

As a business development company, we are required to comply with certain regulatory requirements. For example, while we are permitted to finance investments using leverage, which may include the issuance of shares of preferred stock, or notes and other borrowings, our ability to use leverage is limited in significant respects. See “Regulation.” Any decision on our part to use leverage will depend upon our assessment of the attractiveness of available investment opportunities in relation to the costs and perceived risks of such leverage. GC Advisors makes recommendations to our board of directors with respect to leverage policies. Our board of directors determines our leverage policy, including approving in advance the incurrence of material indebtedness and the execution of material contracts, and directs GC Advisors to implement such policies. The use of leverage to finance investments creates certain risks and potential conflicts of interest. See “Risk Factors — Risks Relating to our Business and Structure — There are significant potential conflicts of interest that could affect our investment returns — Our management and incentive fee structure may create incentives for GC Advisors that are not fully aligned with the interests of our stockholders,” “— Risks Relating to our Business and Structure — Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital. As a business development company, the necessity of raising additional capital exposes us to risks, including the typical risks associated with leverage” and “— Risks Relating to our Business and Structure — We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.”

Also, as a business development company, we are generally prohibited from acquiring assets other than “qualifying assets” unless, after giving effect to any acquisition, at least 70% of our total assets are qualifying assets. Qualifying assets generally include securities of “eligible portfolio companies,” cash, cash equivalents, U.S. government securities and high-quality debt investments maturing in one year or less from the time of investment. Under the rules of the 1940 Act, “eligible portfolio companies” include (1) private domestic operating companies, (2) public domestic operating companies whose securities are not listed on a national securities exchange (e.g., the New York Stock Exchange, NYSE Amex Equities and The NASDAQ Stock Market) or registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (3) public domestic operating companies having a market capitalization of less than $250 million. Public domestic operating companies whose securities are quoted on the over-the-counter bulletin board and through Pink Sheets LLC are not listed on a national securities exchange and therefore are eligible portfolio companies. See “Regulation.”

Conflicts of Interest

Subject to certain 1940 Act restrictions on co-investments with affiliates, GC Advisors offers us the right to participate in all investment opportunities that it determines are appropriate for us in view of our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other relevant factors. Such offers are subject to the exception that, in accordance with GC Advisors’ code of ethics and allocation policies, we might not participate in each individual opportunity but will, on an overall basis, be entitled to participate equitably with other entities sponsored or managed by GC Advisors and its affiliates.

To the extent that we compete with entities sponsored or managed by GC Advisors or its affiliates for a particular investment opportunity, GC Advisors will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict of interest and allocation policies, (2) the requirements of the Advisers Act and (3) certain restrictions under the 1940 Act regarding co-investments with affiliates. GC Advisors’ allocation policies are intended to ensure that, over time, we may generally share equitably in investment opportunities with other investment funds, accounts or other investment vehicles, together referred to as accounts, sponsored or managed by GC Advisors or its affiliates, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other accounts.

GC Advisors has historically sponsored or managed, and currently sponsors or manages, accounts with similar or overlapping investment strategies and has put in place a conflict-resolution policy that addresses the co-investment restrictions set forth under the 1940 Act. GC Advisors seeks to ensure the equitable allocation of investment opportunities when we are able to invest alongside other accounts sponsored or managed by GC Advisors and its affiliates. When we invest alongside such other accounts, such investments are made consistent with GC Advisors’ allocation policy. Under this allocation policy, GC Advisors will determine separately the amount of any proposed investment to be made by us and similar eligible accounts. We expect that these determinations will be made similarly for other accounts sponsored or managed by GC Advisors and its affiliates. If sufficient securities or loan amounts are available to satisfy our and each such account’s proposed investment, the opportunity will be allocated in accordance with GC Advisor’s pre-transaction determination. Where there is an insufficient amount of an investment opportunity to fully satisfy us and other accounts sponsored or managed by GC Advisors or its affiliates, the allocation policy further provides that allocations among us and other accounts will generally be made pro rata based on the amount that each such party would have invested if sufficient securities or loan amounts were available. In situations in which co-investment with other entities sponsored or managed by GC Advisors or its affiliates is not permitted or appropriate, such as when, in the absence of exemptive relief described below, we and such other entities would be making different investments in the same issuer, GC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. GC Advisors will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on a basis that will be fair and equitable over time, including, for example, through random or rotational methods. We and GC Advisors have submitted an exemptive application to the SEC to permit greater flexibility to negotiate the terms of co-investments if our board of directors determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by GC Advisors or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. See “Related Party Transactions and Certain Relationships.”

GC Advisors and its affiliates have other clients with similar or competing investment objectives, including several private funds that are pursuing an investment strategy similar to ours, some of which are continuing to seek new capital commitments. In serving these clients, GC Advisors may have obligations to other clients or investors in those entities. Our investment objective may overlap with such affiliated accounts. GC Advisors’ allocation procedures are designed to allocate investment opportunities among the accounts sponsored or managed by GC Advisors and its affiliates in a manner consistent with its obligations under the Advisers Act. If two or more accounts with similar investment strategies are actively investing, GC Advisors will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. See “Risk Factors — Risks Relating to our Business and Structure — Conflicts related to obligations GC Advisors’ investment committee, GC Advisors or its affiliates have to other clients.” Additionally, under our incentive fee structure, GC Advisors benefits when we recognize capital gains and, because GC Advisors determines when a holding is sold, GC Advisors controls the timing of the recognition of such capital gains. See “Risk Factors — Risks Relating to our Business and Structure — Our incentive fee structure may create incentives for GC Advisors that are not fully aligned with the interests of our stockholders.” In addition, because the base management fee that we pay to GC Advisors is based on our average adjusted gross assets, including those assets acquired through the use of leverage, GC Advisors has a financial incentive to incur leverage.

Our principal executive offices are located at 150 South Wacker Drive, Suite 800, Chicago, Illinois 60606, and our telephone number is (312) 205-5050. Our corporate website is located at www.golubcapitalbdc.com. Information on our website is not incorporated into or a part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. The following table excludes one-time fees payable to third parties not affiliated with GC Advisors that were incurred in connection with the Debt Securitization but includes all of the applicable ongoing fees and expenses of the Debt Securitization. Whenever this prospectus contains a reference to fees or expenses paid by “us” or “Golub Capital BDC,” or that “we” will pay fees or expenses, our common stockholders will indirectly bear such fees or expenses.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	—	(1)
Offering expenses (as a percentage of offering price)	—	(2)
Dividend reinvestment plan expenses	None	(3)
Total stockholder transaction expenses (as a percentage of offering price)	—
Annual expenses (as a percentage of net assets attributable to common stock):
Management fees	2.35	%(4)
Incentive fees payable under the Investment Advisory Agreement (20%)	2.28	%(5)
Interest payments on borrowed funds	2.86	%(6)
Other expenses	1.11	%(7)
Total annual expenses	8.60	%(8)

(1)	In the event that the securities to which this prospectus relates are sold to or through underwriters or agents, a corresponding prospectus supplement will disclose the applicable sales load.
(2)	The related prospectus supplement, including each underwritten offering by any of the selling stockholders identified under “Selling Stockholders,” will disclose the estimated amount of total offering expenses (which may include offering expenses borne by third parties on our behalf), the offering price and the offering expenses borne by us as a percentage of the offering price.
(3)	The expenses associated with the dividend reinvestment plan are included in “Other expenses.” See “Dividend Reinvestment Plan.”
(4)	Our management fee is calculated at an annual rate equal to 1.375% and is based on the average adjusted gross assets (including assets purchased with borrowed funds and securitization-related assets, leverage, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian but adjusted to exclude cash and cash equivalents so that investors do not pay the base management fee on such assets) at the end of the two most recently completed calendar quarters and is payable quarterly in arrears. See “Management Agreements — Management Fee.” The management fee referenced in the table above is based on actual amounts incurred during the three months ended December 31, 2012 by GC Advisors in its capacity as investment adviser to us and collateral manager to the Securitization Issuer, annualized for a full year.

GC Advisors, as collateral manager for the Securitization Issuer under the collateral management agreement, is entitled to receive an annual fee in an amount equal to 0.35% of the adjusted principal balance of the portfolio loans held by the Securitization Issuer at the beginning of the collection period relating to each payment date, which is payable in arrears on each payment date. This fee, which is less than the management fee payable under the Investment Advisory Agreement, is paid directly by the Securitization Issuer to GC Advisors and offset against such management fee. Accordingly, the 1.375% management fee paid by us to GC Advisors under the Investment Advisory Agreement on all of our assets, including those indirectly held through the Securitization Issuer, is reduced, on a dollar-for-dollar basis, by an amount equal to such 0.35% fee paid to GC Advisors by the Securitization Issuer. This fee may be waived by the collateral manager. The collateral management agreement does not include any incentive fee payable to GC Advisors.

For purposes of this table, the SEC requires that the “Management fees” percentage be calculated as a percentage of net assets attributable to common stockholders, rather than total assets, including assets that have been funded with borrowed monies because common stockholders bear all of this cost. If the base management fee portion of the “Management fees” percentage were calculated instead as a percentage of our total assets, our base management fee portion of the “Management fees” percentage would be approximately 1.18% of total assets. The base management fee in the table above is based on net assets of $419.4 million and leverage of $400.5 million as of December 31, 2012.

(5)	The incentive fee referenced in the table above is based on actual amounts incurred during the three months ended December 31, 2012, annualized for a full year. We have structured the calculation of the incentive fee to include a fee limitation such that no incentive fee will be paid to GC Advisors for any quarter if, after such payment, the cumulative incentive fees paid to GC Advisors since the effective date of our election to become a business development company would be greater than 20.0% of our Cumulative Pre-Incentive Fee Net Income (as defined below).

We accomplish this limitation by subjecting each quarterly incentive fee payable under the Income and Capital Gain Incentive Fee Calculation (as defined below) to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap in any quarter is equal to the difference between (a) 20.0% of Cumulative Pre-Incentive Fee Net Income and (b) cumulative incentive fees of any kind paid to GC Advisors by Golub Capital BDC since April 13, 2010, the effective date of our election to become a business development company. To the extent the Incentive Fee Cap is zero or a negative value in any quarter, no incentive fee would be payable in that quarter. “Cumulative Pre-Incentive Fee Net Income” is equal to the sum of (a) Pre-Incentive Fee Net Investment Income (as defined below) for each period since April 13, 2010 and (b) cumulative aggregate realized capital gains, cumulative aggregate realized capital losses, cumulative aggregate unrealized capital depreciation and cumulative aggregate unrealized capital appreciation since April 13, 2010.

“Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies, but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the calendar quarter (including the base management fee, taxes, any expenses payable under the Investment Advisory Agreement and an administration agreement (the “Administration Agreement”) with GC Service, any expenses of securitizations and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with payment-in-kind (“PIK”) interest, preferred stock with PIK dividends and zero coupon securities, accrued income that we have not yet received in cash.

The income and capital gain incentive fee calculation (the “Income and Capital Gain Incentive Fee Calculation”) has two parts. The income component is calculated quarterly in arrears based on our Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter.

Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the income component, it is possible that an incentive fee may be calculated under this formula with respect to a period in which we have incurred a loss. For example, if we receive Pre-Incentive Fee Net Investment Income in excess of the hurdle rate (as defined below) for a calendar quarter, the income component will result in a positive value and an incentive fee will be paid unless the payment of such incentive fee would cause us to pay incentive fees on a cumulative basis that exceed 20.0% of our Cumulative Pre-Incentive Fee Net Income.

Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 2.0% quarterly. If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our Pre-Incentive Fee Net Investment Income and make it easier for GC Advisors to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. Our Pre-Incentive Fee Net Investment Income used to calculate this part of the incentive fee is also included in the amount of our total assets (excluding cash and cash equivalents but including assets purchased with borrowed funds and securitization-related assets, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian) used to calculate the 1.375% base management fee.

We calculate the income component of the Income and Capital Gain Incentive Fee Calculation with respect to our Pre-Incentive Fee Net Investment Income quarterly, in arrears, as follows:

•	zero in any calendar quarter in which the Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate;
•	100.0% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than 2.5%) as the “catch-up” provision. The catch-up is meant to provide GC Advisors with 20.0% of the Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply if this net investment income exceeds 2.5% in any calendar quarter; and
•	20.0% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any calendar quarter.

The sum of these calculations yields the income incentive fee. This amount is appropriately adjusted for any share issuances or repurchases during the quarter.

The second part of the Income and Capital Gain Incentive Fee Calculation (the “Capital Gain Incentive Fee”) equals (a) 20.0% of our Capital Gain Incentive Fee Base (as defined below), if any, calculated in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing with the calendar year ending December 31, 2010, less (b) the aggregate amount of any previously paid Capital Gain Incentive Fees. Our “Capital Gain Incentive Fee Base” equals the sum of (1) our realized capital gains, if any, on a cumulative positive basis from April 13, 2010 through the end of each calendar year, (2) all realized capital losses on a cumulative basis and (3) all unrealized capital depreciation on a cumulative basis.

•	The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in our portfolio when sold is less than (b) the accreted or amortized cost base of such investment.
•	The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment.
•	The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in our portfolio as of the applicable Capital Gain Incentive Fee calculation date and (b) the accreted or amortized cost basis of such investment.

As described above, the incentive fee will not be paid at any time where after such payment the cumulative incentives fees paid to date would be greater than 20.0% of the Cumulative Pre-Incentive Net Income since April 13, 2010. We will accrue the Capital Gain Incentive Fee if, on a cumulative basis, the sum of net realized gains/(losses) plus net unrealized appreciation/(depreciation) is positive. The Capital Gain Incentive Fee is calculated on a cumulative basis from the date we elected to become a business development company through the end of each calendar year. For the year ended September 30, 2012 and the three months ended December 31, 2012, the Capital Gain Incentive Fee was zero. For a more detailed discussion of the calculation of the incentive fee, see “Management Agreements — Management Fee.”

(6)	Interest payments on borrowed funds represents our annualized interest expense as of December 31, 2012 and includes interest payable on the notes issued by the Securitization Issuer. For the three months ended December 31, 2012, the effective annualized average interest rate, which includes all interest and amortization of debt issuance costs on the Debt Securitization, was 3.2%. Debt issuance costs represent fees and other direct incremental costs incurred in connection with the Debt Securitization. These fees include a $1.74 million one-time structuring and placement fee paid to Wells Fargo Securities, LLC as well as legal fees, accounting fees, rating agency fees, and all other costs associated with the Debt Securitization. We do not currently anticipate issuing debt securities or preferred stock in the next 12 months.
(7)	Includes our overhead expenses, including payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by the Administrator and any acquired fund fees and expenses that are not required to be disclosed separately. See “Management Agreements — Administration Agreement.” “Other expenses” are based on actual amounts incurred during the three months ended December 31, 2012, annualized for a full year. “Other expenses” also includes the ongoing administrative expenses to the trustee, collateral manager, independent accountants, legal counsel, rating agencies and independent managers in connection with developing and maintaining reports and providing required services in connection with the administration of the Debt Securitization. The administrative expenses are paid by the Securitization Issuer on each payment date in two parts: (1) a component that is paid in a priority to other amounts distributed by the Securitization Issuer, subject to a cap equal to the sum of 0.04% per annum on the adjusted principal balance of the portfolio loans and other assets held by the Securitization Issuer on the last day of the collection period relating to such payment date, plus $150,000 per annum, and (2) a component that is paid in a subordinated position relative to other amounts distributed by the Securitization Issuer, equal to any amounts that exceed the aforementioned administrative expense cap.
(8)	All of our expenses, including all expenses of the Debt Securitization, are disclosed in the appropriate line items under “Annual Expenses (as a percentage of net assets attributable to common stock).” “Total annual expenses” as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The SEC requires that the “Total annual expenses” percentage be calculated as a percentage of net assets (defined as total assets less indebtedness and after taking into account any incentive fees payable during the period), rather than the total assets, including assets that have been funded with borrowed monies. The reason for presenting expenses as a percentage of net assets attributable to common stockholders is that our common stockholders bear all of our fees and expenses.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$63	$187	$308	$596

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example. Under our Investment Advisory Agreement, no incentive fee would be payable if we have a 5% annual return. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. The example assumes that all dividends and other distributions are reinvested at net asset value. Under certain circumstances, reinvestment of dividends and other distributions under our dividend reinvestment plan may occur at a price per share that differs from net asset value. See “Dividend Reinvestment Plan” for more information.

RISK FACTORS

Investing in our securities involves a number of significant risks. Before you invest in our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus and the applicable prospectus supplement, before you decide whether to make an investment in our securities. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

Risks Relating to Our Business and Structure

We have a limited operating history as a business development company.

Our predecessor, GCMF, was formed in June 2007 and commenced operations in July 2007. Prior to the completion of our initial public offering in April 2010, we did not operate as a business development company or RIC. As a result of our limited operating history, we are subject to the business risks and uncertainties associated with recently formed businesses, including the risk that we will not achieve our investment objective and that the value of your investment could decline substantially.

The 1940 Act and the Code impose numerous constraints on the operations of business development companies and RICs that do not apply to other accounts sponsored or managed by GC Advisors and its affiliates. Business development companies are required, for example, to invest at least 70% of their total assets in qualifying assets. Moreover, qualification for taxation as a RIC requires satisfaction of source-of-income, asset diversification and distribution requirements. Neither we nor GC Advisors has significant experience operating under these constraints, which may hinder our ability to take advantage of attractive investment opportunities and to achieve our investment objective.

We are dependent upon key personnel of GC Advisors for our future success and upon their access to the investment professionals and partners of Golub Capital and its affiliates.

We do not have any internal management capacity or employees. We depend on the diligence, skill and network of business contacts of the senior investment professionals of GC Advisors to achieve our investment objective. We expect that GC Advisors will evaluate, negotiate, structure, close and monitor our investments in accordance with the terms of the Investment Advisory Agreement. We can offer no assurance, however, that the senior investment professionals of GC Advisors will continue to provide investment advice to us. If these individuals do not maintain their existing relationships with Golub Capital and its affiliates and do not develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the senior investment professionals of GC Advisors have relationships are not obligated to provide us with investment opportunities. Therefore, we can offer no assurance that such relationships will generate investment opportunities for us.

GC Advisors is an affiliate of Golub Capital and depends upon access to the investment professionals and other resources of Golub Capital and its affiliates to fulfill its obligations to us under the Investment Advisory Agreement. GC Advisors also depends upon Golub Capital to obtain access to deal flow generated by the professionals of Golub Capital and its affiliates. Under the Staffing Agreement, Golub Capital provides GC Advisors with the resources necessary to fulfill these obligations. The Staffing Agreement provides that Golub Capital makes available to GC Advisors experienced investment professionals and provides access to the senior investment personnel of Golub Capital for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. We are not a party to the Staffing Agreement and cannot assure you that Golub Capital will fulfill its obligations under the agreement. If Golub Capital fails to perform, we cannot assure you that GC Advisors will enforce the Staffing Agreement, that such agreement will not be terminated by either party or that we will continue to have access to the investment professionals of Golub Capital and its affiliates or their information and deal flow.

GC Advisors’ investment committee provides oversight over our investment activities. GC Advisors’ investment committee consists of two members of our board of directors and two additional employees of Golub Capital. The loss of any member of GC Advisors’ investment committee or of other senior investment professionals of GC Advisors and its affiliates would limit our ability to achieve our investment objective and operate as we anticipate. This could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business model depends to a significant extent upon strong referral relationships with sponsors. Any inability of GC Advisors to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We depend upon Golub Capital’s relationships with sponsors, and we intend to rely to a significant extent upon these relationships to provide us with potential investment opportunities. If Golub Capital fails to maintain such relationships, or to develop new relationships with other sponsors or sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom the principals of Golub Capital have relationships are not obligated to provide us with investment opportunities, and, therefore, we can offer no assurance that these relationships will generate investment opportunities for us in the future.

We may not replicate the historical results achieved by our predecessor, GCMF, or other entities managed or sponsored by members of GC Advisors’ investment committee, or by GC Advisors or its affiliates.

Our investments may differ from those of our predecessor, GCMF, and existing accounts that are or have been sponsored or managed by members of GC Advisors’ investment committee, GC Advisors or affiliates of GC Advisors. Investors in our securities are not acquiring an interest in any accounts that are or have been sponsored or managed by members of GC Advisors’ investment committee, GC Advisors or affiliates of GC Advisors. We may consider co-investing in portfolio investments with other accounts sponsored or managed by members of GC Advisors’ investment committee, GC Advisors or its affiliates. Any such investments are subject to regulatory limitations and approvals by directors who are not “interested persons,” as defined in the 1940 Act. We can offer no assurance, however, that we will obtain such approvals or develop opportunities that comply with such limitations. We also cannot assure you that we will replicate the historical results achieved by members of the investment committee, and we caution you that our investment returns could be substantially lower than the returns achieved by them in prior periods. Additionally, all or a portion of the prior results may have been achieved in particular market conditions which may never be repeated. Moreover, current or future market volatility and regulatory uncertainty may have an adverse impact on our future performance.

Our financial condition, results of operations and cash flows depend on our ability to manage our business effectively.

Our ability to achieve our investment objective depends on our ability to manage our business and to grow. This depends, in turn, on GC Advisors’ ability to identify, invest in and monitor companies that meet our investment criteria. The achievement of our investment objectives on a cost-effective basis depends upon GC Advisors’ execution of our investment process, its ability to provide competent, attentive and efficient services to us and, to a lesser extent, our access to financing on acceptable terms. GC Advisors has substantial responsibilities under the Investment Advisory Agreement, as well as responsibilities in connection with the management of other accounts sponsored or managed by GC Advisors, members of GC Advisors’ investment committee or Golub Capital and its affiliates. The personnel of GC Advisors and its affiliates, including the Administrator, may be called upon to provide managerial assistance to our portfolio companies. These activities may distract them or slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition, results of operations and cash flows.

There are significant potential conflicts of interest that could affect our investment returns.

As a result of our arrangements with GC Advisors and its affiliates and GC Advisors’ investment committee, there may be times when GC Advisors or such persons have interests that differ from those of our securityholders, giving rise to a conflict of interest.

Conflicts related to obligations GC Advisors’ investment committee, GC Advisors or its affiliates have to other clients.

The members of GC Advisors’ investment committee serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of accounts sponsored or managed by GC Advisors or its affiliates. Similarly, GC Advisors or its affiliates currently manage and may have other clients with similar or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. For example, Lawrence E. Golub and David B. Golub have management responsibilities for other accounts sponsored or managed by GC Advisors or its affiliates. Our investment objective may overlap with the investment objectives of such affiliated accounts. For example, GC Advisors currently manages several private funds that are pursuing an investment strategy similar to ours, some of which are continuing to seek new capital commitments, and we may compete with these and other accounts sponsored or managed by GC Advisors and its affiliates for capital and investment opportunities. As a result, those individuals may face conflicts in the allocation of investment opportunities among us and other accounts advised by or affiliated with GC Advisors. GC Advisors seeks to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. However, we can offer no assurance that such opportunities will be allocated to us fairly or equitably in the short-term or over time. If sufficient securities or loan amounts are available to satisfy our and each such account’s proposed investment, the opportunity will be allocated in accordance with GC Advisor’s pre-transaction determination. Where there is an insufficient amount of an investment opportunity to fully satisfy us and other accounts sponsored or managed by GC Advisors or its affiliates, the allocation policy further provides that allocations among us and other accounts will generally be made pro rata based on the amount that each such party would have invested if sufficient securities or loan amounts were available. However, there can be no assurance that we will be able to participate in all investment opportunities that are suitable to us.

GC Advisors’ investment committee, GC Advisors or its affiliates may, from time to time, possess material nonpublic information, limiting our investment discretion.

Principals of GC Advisors and its affiliates and members of GC Advisors’ investment committee may serve as directors of, or in a similar capacity with, companies in which we invest, the securities of which are purchased or sold on our behalf. In the event that material nonpublic information is obtained with respect to such companies, or we become subject to trading restrictions under the internal trading policies of those companies or as a result of applicable law or regulations, we could be prohibited for a period of time from purchasing or selling the securities of such companies, and this prohibition may have an adverse effect on us.

Our management and incentive fee structure may create incentives for GC Advisors that are not fully aligned with the interests of our stockholders.

In the course of our investing activities, we pay management and incentive fees to GC Advisors. These fees are based on our average adjusted gross assets, which include leverage. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on our average adjusted gross assets, GC Advisors benefits when we incur debt or use leverage. Although GC Advisors makes recommendations to our board of directors with respect to leverage policies, our board of directors determines our leverage policy, including approving in advance the incurrence of material indebtedness and the execution of material contracts. Additionally, under the incentive fee structure, GC Advisors benefits when we recognize capital gains and, because GC Advisors determines when a holding is sold, GC Advisors controls the timing of the recognition of such capital gains. Our board of directors is charged with protecting our interests by monitoring how GC Advisors addresses these and other conflicts of interest associated with its management services and compensation. While they are not expected to review or approve each borrowing, our independent directors periodically review GC Advisors’ services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether our fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, GC Advisors or its affiliates may from time to time have interests that differ from those of our securityholders, giving rise to a conflict.

The part of the incentive fee payable to GC Advisors that relates to our net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may be considered to involve a conflict of interest for GC Advisors to the extent that it may encourage GC Advisors to favor debt financings that provide for deferred interest, rather than current cash payments of interest. GC Advisors may have an incentive to invest in deferred interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because GC Advisors is not obligated to reimburse us for any incentive fees received even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued.

Our incentive fee may induce GC Advisors to make certain investments, including speculative investments.

The incentive fee payable by us to GC Advisors may create an incentive for GC Advisors to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to GC Advisors is determined may encourage GC Advisors to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor our stockholders.

The incentive fee payable by us to GC Advisors also may create an incentive for GC Advisors to invest on our behalf in instruments that have a deferred interest feature. Under these investments, we accrue the interest over the life of the investment but do not receive the cash income from the investment until the end of the term. Our net investment income used to calculate the income portion of our investment fee, however, includes accrued interest. Thus, a portion of this incentive fee is based on income that we have not yet received in cash, such as market discount, debt instruments with payment-in-kind, or PIK, interest, preferred stock with PIK dividends and zero coupon securities.

Additionally, the incentive fee payable by us to GC Advisors may create an incentive for GC Advisors to cause us to realize capital gains or losses that may not be in the best interests of us or our stockholders. Under the incentive fee structure, GC Advisors benefits when capital gains are recognized and, because GC Advisors determines when a holding is sold, GC Advisors controls the timing of the recognition of capital gains. Our board of directors is charged with protecting our interests by monitoring how GC Advisors addresses these and other conflicts of interest associated with its management services and compensation. While they are not expected to review or approve each borrowing, our independent directors periodically review GC Advisors’ services and fees. In connection with these reviews, our independent directors consider whether our fees and expenses (including those related to leverage) remain appropriate.

The valuation process for certain of our portfolio holdings creates a conflict of interest.

The majority of our portfolio investments are expected to be made in the form of securities that are not publicly traded. As a result, our board of directors will determine the fair value of these securities in good faith as described below in “— Many of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments.” In connection with that determination, investment professionals from GC Advisors may provide our board of directors with portfolio company valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. In addition, Lawrence E. Golub and David B. Golub have an indirect pecuniary interest in GC Advisors. The participation of GC Advisors’ investment professionals in our valuation process, and the indirect pecuniary interest in GC Advisors by Lawrence E. Golub and David B. Golub, could result in a conflict of interest as GC Advisors’ management fee is based, in part, on our average adjusted gross assets (including leverage but excluding cash) and our incentive fees will be based, in part, on unrealized gains and losses.

Conflicts related to other arrangements with GC Advisors or its affiliates.

We have entered into a license agreement with Golub Capital LLC under which Golub Capital LLC has granted us a non-exclusive, royalty-free license to use the name “Golub Capital”. See “Management

Agreements — License Agreement.” In addition, we pay to the Administrator our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement, such as rent and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs. These arrangements create conflicts of interest that our board of directors must monitor.

The Investment Advisory Agreement and the Administration Agreement were not negotiated on an arm’s-length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

The Investment Advisory Agreement and the Administration Agreement, including its assignment to Golub Capital LLC, were negotiated between related parties. Consequently, their terms, including fees payable to GC Advisors, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under these agreements because of our desire to maintain our ongoing relationship with GC Advisors, Golub Capital LLC and their respective affiliates. Any such decision, however, would breach our fiduciary obligations to our stockholders.

Our ability to enter into transactions with our affiliates will be restricted, which may limit the scope of investments available to us.

We are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our independent directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, five percent or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act, and we are generally prohibited from buying or selling any security from or to such affiliate, absent the prior approval of our independent directors. We consider GC Advisors and its affiliates to be our affiliates for such purposes. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company, without prior approval of our independent directors and, in some cases, of the SEC. We are prohibited from buying or selling any security from or to, among others, any person who owns more than 25% of our voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC.

We may, however, invest alongside GC Advisors’ and its affiliates’ other clients in certain circumstances where doing so is consistent with applicable law and SEC staff, or Staff, interpretations. For example, we may invest alongside such accounts consistent with guidance promulgated by the SEC Staff permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that GC Advisors, acting on our behalf and on behalf of its other clients, negotiates no term other than price. We may also invest alongside GC Advisors’ other clients as otherwise permissible under regulatory guidance, applicable regulations and GC Advisors’ allocation policy. Under this allocation policy, GC Advisors determines separately the amount of any proposed investment to be made by us and similar eligible accounts. We expect that these determinations will be made similarly for other accounts sponsored or managed by GC Advisors and its affiliates. If sufficient securities or loan amounts are available to satisfy our and each such account’s proposed investment, the opportunity will be allocated in accordance with GC Advisors’ pre-transaction determination. Where there is an insufficient amount of an investment opportunity to fully satisfy us and other accounts sponsored or managed by GC Advisors or its affiliates, the allocation policy further provides that allocations among us and other accounts will generally be made pro rata based on the amount that each such party would have invested if sufficient securities or loan amounts were available. However, we can offer no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.

In situations in which co-investment with other accounts sponsored or managed by GC Advisors or its affiliates is not permitted or appropriate, such as when, in the absence of exemptive relief described below, we and such other entities may make investments in the same issuer or where the different investments could be expected to result in a conflict between our interests and those of other GC Advisors clients, GC Advisors needs to decide whether we or such other entity or entities will proceed with such investments. GC Advisors makes these determinations based on its policies and procedures, which generally require that such investment opportunities be offered to eligible accounts on a basis that is fair and equitable over time, including, for example, through random or rotational methods. Moreover, except in certain circumstances, we are unable to invest in any issuer in which an account sponsored or managed by GC Advisors or its affiliates has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. These restrictions may limit the scope of investment opportunities that would otherwise be available to us.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, without the prior approval of the SEC. The SEC has interpreted the business development company regulations governing transactions with affiliates to prohibit certain “joint transactions” between entities that share a common investment adviser.

We and GC Advisors have submitted an application for exemptive relief from the SEC to permit greater flexibility to negotiate the terms of co-investments if our board of directors determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by GC Advisors or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. We believe that co-investments by us and other accounts sponsored or managed by GC Advisors and its affiliates may afford us additional investment opportunities and an ability to achieve greater diversification. Accordingly, our application for exemptive relief seeks an exemptive order permitting us to invest with accounts sponsored or managed by GC Advisors or its affiliates in the same portfolio companies under circumstances in which such investments would otherwise not be permitted under the 1940 Act. We expect that such exemptive relief permitting co-investments, if granted, would apply only if our independent directors review and approve each co-investment.

We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.

A number of entities compete with us to make the types of investments that we plan to make. We compete with public and private funds, commercial and investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some of our competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company or the source of income, asset diversification and distribution requirements we must satisfy to maintain our qualification as a RIC. The competitive pressures we face may have a material adverse effect on our business, financial condition, results of operations and cash flows. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objective.

With respect to the investments we make, we do not seek to compete based primarily on the interest rates we offer, and we believe that some of our competitors may make loans with interest rates that will be lower than the rates we offer. In the secondary market for acquiring existing loans, we compete generally on the basis of pricing terms. With respect to all investments, we may lose some investment opportunities if we do not match our competitors’ pricing, terms and structure. However, if we match our competitors’ pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss. We may also compete for investment opportunities with accounts managed or sponsored by GC Advisors or its affiliates. Although GC Advisors allocates opportunities in accordance with its policies and procedures, allocations to such other accounts will reduce the amount and frequency of opportunities available to us and may not be in the best interests of us and our securityholders. Moreover, the performance of investments will not be known at the time of allocation. See “Risk Factors — Risks Relating to Our Business and Structure —  There are significant potential conflicts of interest that could affect our investment returns,” “— Conflicts related to obligations GC Advisors’ investment committee, GC Advisors or its affiliates have to other clients” and “Related Party Transactions and Certain Relationships.”

We will be subject to corporate-level income tax if we are unable to qualify as a RIC.

To qualify as a RIC under the Code, we must meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if we distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders on an annual basis. We are subject, to the extent we use debt financing, to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to qualify as a RIC and, thus, may be subject to corporate-level income tax. To qualify as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of our qualification as a RIC. Because most of our investments are in private or thinly traded public companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to qualify as a RIC for any reason and become subject to corporate-level income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distributions to stockholders and the amount of our distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our securityholders. See “Material U.S. Federal Income Tax Considerations — Taxation as a RIC.”

We may need to raise additional capital to grow because we must distribute most of our income.

We may need additional capital to fund new investments and grow our portfolio of investments. We intend to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. A reduction in the availability of new capital could limit our ability to grow. In addition, we are required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders to maintain our qualification as a RIC. As a result, these earnings are not available to fund new investments. An inability to access the capital markets successfully could limit our ability to grow our business and execute our business strategy fully and could decrease our earnings, if any, which may have an adverse effect on the value of our securities.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.

For U.S. federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as the accretion of original issue discount. This may arise if we receive warrants in connection with the making of a loan and in other circumstances, or through contracted PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of contracted PIK arrangements, is included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we do not receive in cash.

That part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash, such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible.

Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders to maintain our qualification as a RIC. In such a case, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain such cash from other sources, we may fail to qualify as a RIC and thus be subject to corporate-level income tax. See “Material U.S. Federal Income Tax Considerations — Taxation as a RIC.”

Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital. As a business development company, the necessity of raising additional capital exposes us to risks, including the typical risks associated with leverage.

We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted as a business development company to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 200% of gross assets (other than the SBA debentures of an SBIC subsidiary, as permitted by exemptive relief we have been granted by the SEC) less all liabilities and indebtedness not represented by senior securities (other than the SBA debentures of an SBIC subsidiary, as permitted by exemptive relief we have been granted by the SEC), after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this ratio. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our common stockholders. If we issue senior securities, we will be exposed to typical risks associated with leverage, including an increased risk of loss. As of December 31, 2012, we had $400.5 million of outstanding borrowings, including $174.0 million outstanding under the Debt Securitization, $135.0 million of SBA debentures and $91.5 million under the Credit Facility.

In the absence of an event of default, no person or entity from which we borrow money will have a veto right or voting power over our ability to set policy, make investment decisions or adopt investment strategies. If we issue preferred stock, which is another form of leverage, the preferred stock would rank “senior” to common stock in our capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences or privileges more favorable than those of our common stockholders, and the issuance of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in your best interest. Holders of our common stock will directly or indirectly bear all of the costs associated with offering and servicing any preferred stock that we issue. In addition, any interests of preferred stockholders may not necessarily align with the interests of holders of our common stock and the rights of holders of shares of preferred stock to receive dividends would be senior to those of holders of shares of our common stock. We do not, however, anticipate issuing preferred stock in the next 12 months.

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value per share of our common stock if our board of directors determines that such sale is in the best interests of us and our stockholders, and if our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the market value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease, and you might experience dilution.

We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.

The use of leverage magnifies the potential for gain or loss on amounts invested. The use of leverage is generally considered a speculative investment technique and increases the risks associated with investing in our securities. We may issue senior debt securities to banks, insurance companies and other lenders. Lenders of these senior securities will have fixed dollar claims on our assets that are superior to the claims of our common stockholders, and we would expect such lenders to seek recovery against our assets in the event of a default. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instruments we may enter into with lenders. In addition, under the terms of any credit facility or other debt instrument we enter into, we are likely to be required by its terms to use the net proceeds of any investments that we sell to repay a portion of the amount borrowed under such facility or instrument before applying such net proceeds to any other uses. If the value of our assets decreases, leveraging would cause our net asset value to decline more sharply than it otherwise would have had we not leveraged, thereby magnifying losses or eliminating our equity stake in a leveraged investment. Similarly, any decrease in our revenue or income will cause our net income to decline more sharply than it would have had we not borrowed. Such a decline would also negatively affect our ability to make distributions on our common stock or any outstanding preferred stock. Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. Moreover, as the base management fee payable to GC Advisors is payable based on our average adjusted gross assets, including those assets acquired through the use of leverage, GC Advisors has a financial incentive to incur leverage which may not be consistent with our stockholders’ interests. In addition, our common stockholders bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the base management fee payable to GC Advisors.

As a business development company, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include the Class A Notes issued by the Securitization Issuer, our other borrowings (other than the SBA debentures of an SBIC subsidiary, as permitted by exemptive relief we have been granted by the SEC) and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations, and we may not be able to make distributions. The amount of leverage that we employ will depend on GC Advisors’ and our board of directors’ assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to obtain credit at all or on terms acceptable to us.

On September 13, 2011, we received exemptive relief from the SEC allowing us to modify the asset coverage requirement to exclude the SBA debentures from this calculation. As such, our ratio of total consolidated assets to outstanding indebtedness may be less than 200%. This provides us with increased investment flexibility but also increases our risks related to leverage.

The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses)
	-10%	-5%	0%	5%	10%
Corresponding return to common stockholder(1)	-25%	-14%	-3%	7%	18%

(1)	Assumes $839.0 million in total assets, $400.5 million in debt outstanding and $419.4 million in net assets as of December 31, 2012 and an effective annual interest rate of 3.4%.

Based on our outstanding indebtedness of $400.5 million as of December 31, 2012 and the effective annual interest rate of 3.4% as of that date, our investment portfolio would have been required to experience an annual return of at least 1.5% to cover annual interest payments on the outstanding debt.

We are subject to risks associated with the Debt Securitization.

As a result of the Debt Securitization, we are subject to a variety of risks, including those set forth below. We use the term “debt securitization” in this prospectus to describe a form of secured borrowing under which an operating company (sometimes referred to as an “originator” or “sponsor”) acquires or originates mortgages, receivables, loans or other assets that earn income, whether on a one-time or recurring basis (collectively, “income producing assets”), and borrows money on a non-recourse basis against a legally separate pool of loans or other income producing assets. In a typical debt securitization, the originator transfers the loans or income producing assets to a single-purpose, bankruptcy-remote subsidiary (also referred to as a “special purpose entity”), which is established solely for the purpose of holding loans and income producing assets and issuing debt secured by these income producing assets. The formation of a special purpose entity and subsequent issuance of debt is referred to in this prospectus as a structured finance transaction. The special purpose entity completes the borrowing through the issuance of notes secured by the loans or other assets. The special purpose entity may issue the notes in the capital markets to a variety of investors, including banks, non-bank financial institutions and other investors. In the Debt Securitization, an institutional investor purchased the notes issued by the Securitization Issuer in a private placement.

We are subject to certain risks as a result of our indirect interests in the junior notes and membership interests of the Securitization Issuer.

Under the terms of the master loan sale agreement governing the Debt Securitization, (1) we sold and/or contributed to Holdings all of our ownership interest in our portfolio loans and participations for the purchase price and other consideration set forth in the master loan sale agreement and (2) Holdings, in turn, sold and/or contributed to the Securitization Issuer all of its ownership interest in such portfolio loans and participations for the purchase price and other consideration set forth in the master loan sale agreement. Following these transfers, the Securitization Issuer, and not Holdings or us, held all of the ownership interest in such portfolio loans and participations. As a result of the Debt Securitization, we hold indirectly through Holdings a combination of junior notes comprised of Class B Notes and Subordinated Notes as well as membership interests, which comprise 100% of the equity interests, in the Securitization Issuer. As a result, we consolidate the financial statements of Holdings and the Securitization Issuer, as well as our other subsidiaries, in our consolidated financial statements. Because each of Holdings and the Securitization Issuer is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the sale or contribution by us to Holdings, and by Holdings to the Securitization Issuer, did not constitute a taxable event for U.S. federal income tax purposes. If the U.S. Internal Revenue Service were to take a contrary position, there could be a material adverse effect on our business, financial condition, results of operations or cash flows. The securities issued by the Securitization Issuer, or by any securitization vehicle we sponsor in the future, could be acquired by another business development company or securitization vehicle subject to the satisfaction of certain conditions. We may also, from time to time, hold asset-backed securities, or the economic equivalent thereof, issued by a securitization vehicle sponsored by another business development company to the extent permitted under the 1940 Act.

The Subordinated Notes and membership interests in the Securitization Issuer are subordinated obligations of the Securitization Issuer.

The Subordinated Notes are the most junior class of notes issued by the Securitization Issuer, are subordinated in priority of payment to every other class of notes issued by the Securitization Issuer and are subject to certain payment restrictions set forth in the indenture governing the notes. Therefore, Holdings only receives cash distributions on the Subordinated Notes if the Securitization Issuer has made all cash interest payments to all other notes it has issued, and we only receive cash distributions in respect of our indirect ownership of the Securitization Issuer to the extent that Holdings receives any cash distributions in respect of its direct ownership of the Securitization Issuer. The Subordinated Notes are also unsecured and rank behind all of the secured creditors, known or unknown, of the Securitization Issuer, including the holders of the senior notes it has issued. Consequently, to the extent that the value of the Securitization Issuer’s portfolio of loan investments has been reduced as a result of conditions in the credit markets, or as a result of defaulted loans or individual fund assets, the value of the Subordinated Notes at their redemption could be reduced.

The membership interests in the Securitization Issuer represent all of the equity interest in the Securitization Issuer. As such, the holder of the membership interests is the residual claimant on distributions, if any, made by the Securitization Issuer after holders of all classes of notes issued by the Securitization Issuer have been paid in full on each payment date or upon maturity of such notes under the Debt Securitization documents. Such payments may be made by the Securitization Issuer only to the extent permitted under the Debt Securitization documents on any payment date or upon payment in full of the notes issued by the Securitization Issuer.

The interests of holders of the senior classes of securities issued by the Securitization Issuer may not be aligned with our interests.

The Class A Notes are the debt obligations ranking senior in right of payment to other securities issued by the Securitization Issuer in the Debt Securitization. As such, there are circumstances in which the interests of holders of the Class A Notes may not be aligned with the interests of holders of the other classes of notes issued by, and membership interests of, the Securitization Issuer. For example, under the terms of the Class A

Notes, holders of the Class A Notes have the right to receive payments of principal and interest prior to holders of the Class B Notes, the Subordinated Notes and the membership interests.

For as long as the Class A Notes remain outstanding, holders of the Class A Notes comprise the Controlling Class under the Debt Securitization and, as such, they have the right to act in certain circumstances with respect to the portfolio loans in ways that may benefit their interests but not the interests of holders of more junior classes of notes and membership interests, including by exercising remedies under the indenture in the Debt Securitization.

If an event of default has occurred and acceleration occurs in accordance with the terms of the indenture, the most senior class of notes then outstanding will be paid in full before any further payment or distribution on the more junior classes of notes and membership interests. In addition, if an event of default occurs, holders of a majority of the Controlling Class will be entitled to determine the remedies to be exercised under the indenture, subject to the terms of the indenture. For example, upon the occurrence of an event of default with respect to the notes issued by the Securitization Issuer, the trustee or holders of a majority of the Controlling Class may declare the principal, together with any accrued interest, of all the notes of such class and any junior classes to be immediately due and payable. This would have the effect of accelerating the principal on such notes, triggering a repayment obligation on the part of the Securitization Issuer. If at such time the portfolio loans were not performing well, the Securitization Issuer may not have sufficient proceeds available to enable the trustee under the indenture to repay the obligations of holders of the Class B Notes or the Subordinated Notes, or to pay a dividend to holders of the membership interests.

Remedies pursued by the Controlling Class could be adverse to the interests of the holders of the notes that are subordinated to the Controlling Class (which would include the Class B Notes and Subordinated Notes to the extent the Class A Notes constitute the Controlling Class), and the Controlling Class will have no obligation to consider any possible adverse effect on such other interests. Thus, we cannot assure you that any remedies pursued by the Controlling Class will be in the best interests of Holdings or that Holdings will receive any payments or distributions upon an acceleration of the notes. Any failure of the Securitization Issuer to make distributions on the notes we indirectly hold, whether as a result of an event of default or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows and may result in an inability of us to make distributions sufficient to maintain our status as a RIC.

The Securitization Issuer may fail to meet certain asset coverage tests.

Under the documents governing the Debt Securitization, there are two asset coverage tests applicable to the Class A Notes and Class B Notes. The first such test compares the amount of interest received on the portfolio loans held by the Securitization Issuer to the amount of interest payable in respect of the Class A Notes and Class B Notes. To meet this first test, interest received on the portfolio loans must equal at least 115% of the interest payable in respect of the Class A Notes and Class B Notes. The second such test compares the principal amount of the portfolio loans to the aggregate outstanding principal amount of the Class A Notes and Class B Notes. To meet this second test at any time, the aggregate principal amount of the portfolio loans must equal at least 158% of the outstanding principal amount of the Class A Notes and the Class B Notes, taken together. If either coverage test is not satisfied, interest and principal received by the Securitization Issuer are diverted on the following payment date to pay the Class A Notes in full and then the Class B Notes in full (in order of seniority) to the extent necessary to cause all coverage tests to be satisfied on a pro forma basis after giving effect to all payments made in respect of the notes, which we refer to as a mandatory redemption. If any asset coverage test with respect to the Class A Notes or Class B Notes is not met, proceeds from the portfolio of loan investments that otherwise would have been distributed to the Securitization Issuer and the holders of the Subordinated Notes will instead be used to redeem first the Class A Notes and then the Class B Notes, to the extent necessary to satisfy the applicable asset coverage tests or to obtain the necessary ratings confirmation.

The value of the Class B Notes could be adversely affected by a mandatory redemption because such redemption could result in the Class B Notes being redeemed at par at a time when they are trading in the secondary market at a premium to their stated principal amount and when other investments bearing the same rate of interest may be difficult or expensive to acquire. A mandatory redemption could also result in a shorter investment duration than a holder of Class B Notes may have wanted or anticipated, which could, in turn, result in such a holder incurring breakage costs on related hedging transactions. In addition, the reinvestment period under the Debt Securitization may extend through as late as July 20, 2015, which could affect the value of the collateral securing the Class B Notes and the Subordinated Notes.

We may not receive cash from the Securitization Issuer.

We receive cash from the Securitization Issuer only to the extent that Holdings receives payments on the Class B Notes, Subordinated Notes or membership interests. The Securitization Issuer may only make payments on such securities to the extent permitted by the payment priority provisions of the indenture governing the notes, which generally provides that principal payments on the Class B Notes and the Subordinated Notes may not be made on any payment date unless all amounts owing under the Class A Notes are paid in full. In addition, if the Securitization Issuer does not meet the asset coverage tests or the interest coverage test set forth in the documents governing the Debt Securitization, cash would be diverted from the Class B Notes and the Subordinated Notes to first pay the Class A Notes in amounts sufficient to cause such tests to be satisfied. In the event that we fail to indirectly receive cash from the Securitization Issuer, we could be unable to make such distributions in amounts sufficient to maintain our status as a RIC, or at all.

We may be required to assume liabilities of the Securitization Issuer.

As part of the Debt Securitization, we entered into a master loan sale agreement under which we would be required to repurchase any loan (or participation interest therein) which was sold to the Securitization Issuer in breach of any representation or warranty made by us with respect to such loan on the date such loan was sold. To the extent we fail to satisfy any such repurchase obligation, the trustee may, on behalf of the Securitization Issuer, bring an action against us to enforce these repurchase obligations.

The structure of the Debt Securitization is intended to prevent, in the event of our bankruptcy or the bankruptcy of Holdings, the consolidation of the Securitization Issuer with our operations or those of Holdings. If the true sale of these assets were not respected in the event of our insolvency, a trustee or debtor-in-possession might reclaim the assets of the Securitization Issuer for our estate. However, in doing so, we would become directly liable for all of the indebtedness then outstanding under the Debt Securitization, which would equal the full amount of debt of the Securitization Issuer reflected on our consolidated balance sheet. In addition, we cannot assure that the recovery in the event we were consolidated with the Securitization Issuer for purposes of any bankruptcy proceeding would exceed the amount to which we would otherwise be entitled as an indirect holder of the Class B Notes and the Subordinated Notes had we not been consolidated with the Securitization Issuer.

In addition, in connection with the Debt Securitization, we indirectly gave the lenders certain customary representations with respect to the legal structure of the Securitization Issuer and the quality of the assets transferred to it. We remain indirectly liable for any incorrect statements or omissions for a period of at least one year, and potentially for the life of the Debt Securitization.

The Securitization Issuer may issue additional Subordinated Notes.

Under the terms of the Debt Securitization documents, the Securitization Issuer could issue additional Subordinated Notes and use the net proceeds of such issuance to purchase additional portfolio loans. Any such additional issuance, however, would require the consent of the collateral manager and the approval of a majority of the Subordinated Notes. Among the other conditions that must be satisfied in connection with an additional issuance of Subordinated Notes, the aggregate principal amount of all additional issuances of Subordinated Notes may not exceed $116 million; the Securitization Issuer must notify each rating agency of such issuance prior to the issuance date; and the terms of the Subordinated Notes to be issued must be identical to the terms of previously issued Subordinated Notes (except that all monies due on such additional Subordinated Notes will accrue from the issue date of such notes and that the prices of such Subordinated Notes do not have to be identical to those of the initial Subordinated Notes). We do not expect to cause the Securitization Issuer to issue any additional Subordinated Notes at this time, and the terms of the Debt Securitization documents do not provide for additional issuances of Class A Notes or Class B Notes.

We are subject to risks associated with the Credit Facility.

On July 21, 2011, Funding, our wholly owned subsidiary, entered into the Credit Facility, which was amended effective October 21, 2012, December 13, 2012 and January 25, 2013. As a result of the Credit Facility, we are subject to a variety of risks, including those set forth below.

Our interests in Funding are subordinated.

We own 100% of the equity interests in Funding. We consolidate the financial statements of Funding in our consolidated financial statements and treat the indebtedness of Funding as our leverage. Our interests in Funding are subordinated in priority of payment to every other obligation of Funding and are subject to certain payment restrictions set forth in the Credit Facility. We receive cash distributions on our equity interests in Funding only if Funding has made all required cash interest payments to the lenders. We cannot assure you that distributions on the assets held by Funding will be sufficient to make any distributions to us or that such distributions will meet our expectations.

Our equity interests in Funding rank behind all of the secured and unsecured creditors, known or unknown, of Funding, including the lenders. Consequently, to the extent that the value of Funding’s portfolio of loan investments has been reduced as a result of conditions in the credit markets, defaulted loans, capital gains and losses on the underlying assets, prepayment or changes in interest rates, the return on our investment in Funding could be reduced. Accordingly, our investment in Funding may be subject to up to 100% loss.

We may not receive cash on our equity interests from Funding.

We receive cash from Funding only to the extent that we receive distributions on our equity interests in Funding. Funding may make payments on such interests only to the extent permitted by the payment priority provisions of the Credit Facility. The Credit Facility generally provides that payments on such interests may not be made on any payment date unless all amounts owing to the lenders and other secured parties are paid in full. In addition, if Funding does not meet the asset coverage tests or the interest coverage test set forth in the Credit Facility documents, cash would be diverted from us to first pay the Lender in amounts sufficient to cause such tests to be satisfied. In the event that we fail to receive cash from Funding, we could be unable to make distributions to our stockholders in amounts sufficient to maintain our status as a RIC, or at all. We also could be forced to sell investments in portfolio companies at less than their fair value in order to continue making such distributions.

The ability to sell investments held by Funding is limited.

The Credit Facility places significant restrictions on our ability, as servicer, to sell investments. As a result, there may be times or circumstances during which we are unable to sell investments or take other actions that might be in our best interests.

Our ability to invest in public companies may be limited in certain circumstances.

To maintain our status as a business development company, we are not permitted to acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Subject to certain exceptions for follow-on investments and investments in distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as qualifying assets only if such issuer has a common equity market capitalization that is less than $250 million at the time of such investment.

To the extent we use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income.

To the extent we borrow money to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income in the event we continue to use debt to finance our investments. In periods of rising interest rates, our cost of funds will increase because the interest rates on the

Class A Notes and Class B Notes issued under the Debt Securitization and amounts borrowed under the Credit Facility are floating, which could reduce our net investment income to the extent any debt investments have fixed interest rates. We expect that our long-term fixed-rate investments will be financed primarily with issuances of equity and long-term debt securities. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act and applicable commodities laws.

You should also be aware that a rise in the general level of interest rates typically will lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase of the amount of incentive fees payable to GC Advisors.

We may enter into reverse repurchase agreements, which are another form of leverage.

We may enter into reverse repurchase agreements as part of our management of our temporary investment portfolio. Under a reverse repurchase agreement, we will effectively pledge our assets as collateral to secure a short-term loan. Generally, the other party to the agreement makes the loan in an amount equal to a percentage of the fair value of the pledged collateral. At the maturity of the reverse repurchase agreement, we will be required to repay the loan and correspondingly receive back our collateral. While used as collateral, the assets continue to pay principal and interest which are for the benefit of us.

Our use of reverse repurchase agreements, if any, involves many of the same risks involved in our use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that we have sold but remain obligated to purchase. In addition, there is a risk that the market value of the securities retained by us may decline. If a buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experience insolvency, we may be adversely affected. Also, in entering into reverse repurchase agreements, we would bear the risk of loss to the extent that the proceeds of such agreements at settlement are less than the fair value of the underlying securities being pledged. In addition, due to the interest costs associated with reverse repurchase agreements, our net asset value would decline, and, in some cases, we may be worse off than if we had not used such agreements.

Adverse developments in the credit markets may impair our ability to enter into new debt financing arrangements.

During the economic downturn in the United States that began in mid-2007, many commercial banks and other financial institutions stopped lending or significantly curtailed their lending activity. In addition, in an effort to stem losses and reduce their exposure to segments of the economy deemed to be high risk, some financial institutions limited routine refinancing and loan modification transactions and even reviewed the terms of existing facilities to identify bases for accelerating the maturity of existing lending facilities. As a result, it may be difficult for us to finance the growth of our investments on acceptable economic terms, or at all.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a business development company or be precluded from investing according to our current business strategy.

As a business development company, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation — Qualifying Assets.”

In the future, we believe that most of our investments will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to business development companies. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we do not maintain our status as a business development company, we would be subject to regulation as a registered closed-end investment company under the 1940 Act. As a registered closed-end investment company, we would be subject to substantially more regulatory restrictions under the 1940 Act which would significantly decrease our operating flexibility.

Many of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments.

The majority of our portfolio investments take the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable, and we value these securities at fair value as determined in good faith by our board of directors, including to reflect significant events affecting the value of our securities. As discussed in more detail under “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows — Critical Accounting Policies,” most, if not all, of our investments (other than cash and cash equivalents) are classified as Level 3 under Accounting Standards Codification, or ASC, Topic 820, Fair Value Measurement. This means that our portfolio valuations are based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. Inputs into the determination of fair value of our portfolio investments require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which may include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We have retained the services of one or more independent service providers to review the valuation of these securities. The types of factors that the board of directors may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

We adjust quarterly the valuation of our portfolio to reflect our board of directors’ determination of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our consolidated statement of operations as net change in unrealized appreciation or depreciation.

We may experience fluctuations in our quarterly operating results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rate payable on the debt securities we acquire, the default rate on such securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. In light of these factors, results for any period should not be relied upon as being indicative of our performance in future periods.

New or modified laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation by laws at the U.S. federal, state and local levels. These laws and regulations, as well as their interpretation, may change from time to time, and new laws, regulations and interpretations may also come into effect. Any such new or changed laws or regulations could have a material adverse effect on our business. In particular, on July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank, became law. Dodd-Frank, among other things, grants regulatory authorities such as the Commodity Futures Trading Commission, or CFTC, and the SEC broad rulemaking authority to implement various provisions of Dodd-Frank. The scope of Dodd-Frank impacts many aspects of the financial services industry, and it requires the development and adoption of many implementing regulations, including comprehensive regulation of the over-the-counter derivatives market, over the next several months and years. The effects of Dodd-Frank on the financial services industry will depend, in large part, upon the extent to which regulators exercise the authority granted to them and the approaches taken in implementing regulations. We have begun to assess the potential impact of Dodd-Frank on our business and operations, but the likely impact cannot be ascertained with any degree of certainty.

Additionally, changes to the laws and regulations governing our operations, including those associated with RICs, may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities or result in the imposition of corporate-level taxes on us. Such changes could result in material differences to our strategies and plans set forth in this prospectus and may shift our investment focus from the areas of expertise of GC Advisors to other types of investments in which GC Advisors may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Our board of directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

Our board of directors has the authority, except as otherwise provided in the 1940 Act, to modify or waive our investment objective and certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company. Under Delaware law, we also cannot be dissolved without prior stockholder approval. We cannot predict the effect any changes to our current investment objective, operating policies and strategies would have on our business, operating results and the price value of our common stock. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions.

Provisions of the General Corporation Law of the State of Delaware and our certificate of incorporation and bylaws could deter takeover attempts and have an adverse effect on the price of our securities.

The General Corporation Law of the State of Delaware, or the DGCL, contains provisions that may discourage, delay or make more difficult a change in control of us or the removal of our directors. Our certificate of incorporation and bylaws contain provisions that limit liability and provide for indemnification of our directors and officers. These provisions and others also may have the effect of deterring hostile takeovers or delaying changes in control or management. We are subject to Section 203 of the DGCL, the application of which is subject to any applicable requirements of the 1940 Act. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. If our board of directors does not approve a business combination, Section 203 of the DGCL may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer.

We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our certificate of incorporation classifying our board of directors in three classes serving staggered three-year terms, and provisions of our certificate of incorporation authorizing our board of directors to classify or reclassify shares of our preferred stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our certificate of incorporation, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our certificate of incorporation and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our securityholders.

GC Advisors can resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

GC Advisors has the right to resign under the Investment Advisory Agreement at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If GC Advisors resigns, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by GC Advisors and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

The Administrator can resign on 60 days’ notice, and we may not be able to find a suitable replacement, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

The Administrator has the right to resign under the Administration Agreement at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If the Administrator resigns, we may not be able to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and administrative activities is likely to suffer if we are unable to identify and reach an agreement with a service provider or individuals with the expertise possessed by the Administrator. Even if we are able to retain a comparable service provider or individuals to perform such services, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

We incur significant costs as a result of being a publicly traded company.

As a publicly traded company, we incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules implemented by the SEC.

Our compliance with Section 404 of the Sarbanes-Oxley Act involves significant expenditures, and non-compliance with Section 404 of the Sarbanes-Oxley Act would adversely affect us and the market price of our common stock.

Under current SEC rules, we are required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC. As a result, we incur additional expenses that may negatively impact our financial performance and our ability to make distributions. This process also results in a diversion of management’s time and attention. We cannot ensure that our evaluation, testing and remediation process is effective or that our internal control over financial reporting will be effective. In the event that we are unable to maintain compliance with Section 404 of the Sarbanes-Oxley Act and related rules, we and the market price of our securities would be adversely affected.

We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends and other distributions.

Our business depends on the communications and information systems of GC Advisors and its affiliates. Any failure or interruption of such systems could cause delays or other problems in our activities. This, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our securities and our ability to pay dividends and other distributions to our securityholders.

Lawrence E. Golub and David B. Golub have substantial influence over us.

After our January 2013 follow-on equity offering (and giving effect to the issuance of shares pursuant to the underwriters’ partial exercise of the over-allotment option), Lawrence E. Golub and David B. Golub beneficially owned, in the aggregate, approximately 13.6% and 13.2%, respectively, of our outstanding common stock, primarily as a result of their control of Golub Capital LLC, the investment adviser to Golub Capital Company IV, LLC, Golub Capital Company V LLC, Golub Capital Company VI LLC (collectively, the “Capital Companies”). As a result, these individuals, acting together, may have the ability to affect the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets, and may cause actions to be taken that you may not agree with or that are not in your interests or those of other securityholders.

This concentration of ownership also might harm the market price of our securities by:

•	delaying, deferring or preventing a change in corporate control;
•	impeding a merger, consolidation, takeover or other business combination involving us; or
•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Risks Related to Our Investments

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies are susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, our non-performing assets are likely to increase and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets, which could trigger cross-defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, even though we may have structured our investment as senior secured debt, depending on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to claims of other creditors.

Global capital markets could enter a period of severe disruption and instability. These conditions have historically affected and could again materially and adversely affect debt and equity capital markets in the United States and around the world and our business.

The U.S. and global capital markets have experienced extreme volatility and disruption during the economic downturn that began in mid-2007, and the U.S. economy was in a recession for several consecutive calendar quarters during the same period. This economic decline materially and adversely affected the broader financial and credit markets and has reduced the availability of debt and equity capital for the market as a whole and to financial firms, in particular. At various times, these disruptions resulted in a lack of liquidity in parts of the debt capital markets, significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broadly syndicated market. These disruptions in the capital markets also increased the spread between the yields realized on risk-free and higher risk securities and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. These conditions may reoccur for a prolonged period of time again or materially worsen in the future, including as a result of the U.S. government spending cuts that took effect March 1, 2013. Unfavorable economic conditions, including future recessions, also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. We may in the future have difficulty accessing debt and equity capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may cause us to reduce the volume of loans we originate and/or fund, adversely affect the value of our portfolio investments or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our investments in leveraged portfolio companies may be risky, and you could lose all or part of your investment.

Investment in leveraged companies involves a number of significant risks. Leveraged companies in which we invest may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold. Such developments may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees that we may have obtained in connection with our investment. Smaller leveraged companies also may have less predictable operating results and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position.

Our investments in private and middle-market portfolio companies are risky, and you could lose all or part of your investment.

Investment in private and middle-market companies involves a number of significant risks. Generally, little public information exists about these companies, and we expect to rely on the ability of GC Advisors’ investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Middle-market companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our investment. In addition, such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Additionally, middle-market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us. Middle-market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence. In addition, our executive officers, directors and GC Advisors may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

The lack of liquidity in our investments may adversely affect our business.

We may invest all of our assets in illiquid securities, and a substantial portion of our investments in leveraged companies are and will be subject to legal and other restrictions on resale or will otherwise be less liquid than more broadly traded public securities. The illiquidity of these investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, GC Advisors, Golub Capital or any of its affiliates have material nonpublic information regarding such portfolio company.

Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

As a business development company, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by our board of directors. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments:

•	a comparison of the portfolio company’s securities to publicly traded securities;
•	the enterprise value of a portfolio company;
•	the nature and realizable value of any collateral;
•	the portfolio company’s ability to make payments and its earnings and discounted cash flow;
•	the markets in which the portfolio company does business; and
•	changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. We record decreases in the market values or fair values of our investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in our portfolio. The effect of all of these factors on our portfolio may reduce our net asset value by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have not yet identified the portfolio company investments we will acquire.

While we currently hold a portfolio of investments, we have not yet identified additional potential investments for our portfolio that we will acquire with the proceeds of any offering of securities pursuant to this prospectus. Privately negotiated investments in illiquid securities or private middle-market companies require substantial due diligence and structuring, and we cannot assure you that we will achieve our anticipated investment pace. As a result, you will be unable to evaluate any future portfolio company investments prior to purchasing our shares of common stock. Additionally, GC Advisors selects all of our investments, and our stockholders will have no input with respect to such investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our securities.

We anticipate that we will use substantially all of the net proceeds of any offering of our securities within approximately six months following the completion of any offering of our securities, depending on the availability of appropriate investment opportunities consistent with our investment objectives and market conditions. Until such appropriate investment opportunities can be found, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment. We expect these temporary investments to earn yields substantially lower than the income that we expect to receive in respect of investments in senior secured, one stop, second lien and subordinated loans and equity securities. As a result, any distributions we make during this period may be substantially smaller than the distributions that we expect to pay when our portfolio is fully invested.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our asset diversification requirements as a RIC under the Code, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies.

Our portfolio may be concentrated in a limited number of portfolio companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations under any of its debt instruments or if there is a downturn in a particular industry.

Our portfolio may be concentrated in a limited number of portfolio companies and industries. As a result, the aggregate returns we realize may be significantly and adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, while we are not targeting any specific industries, our investments may be concentrated in relatively few industries. As a result, a downturn in any particular industry in which we are invested could also significantly impact the aggregate returns we realize.

We may hold the debt securities of leveraged companies that may, due to the significant volatility of such companies, enter into bankruptcy proceedings.

Leveraged companies may experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by an issuer may adversely and permanently affect the issuer. If the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs of a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in seeking to:

•	increase or maintain in whole or in part our position as a creditor or equity ownership percentage in a portfolio company;
•	exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or
•	preserve or enhance the value of our investment.

We have discretion to make follow-on investments, subject to the availability of capital resources. Failure on our part to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful portfolio company. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, because we prefer other opportunities or because of regulatory or other considerations. Our ability to make follow-on investments may also be limited by GC Advisors’ allocation policy.

Because we generally do not hold controlling equity interests in our portfolio companies, we may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

Although we may do so in the future, we do not currently hold controlling equity positions in our portfolio companies. As a result, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity of the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets. This could trigger cross-defaults under other agreements and jeopardize such portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We have invested a portion of our capital in second lien and subordinated loans issued by our portfolio companies and intend to continue to do so in the future. The portfolio companies usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying senior creditors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Additionally, certain loans that we make to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by first priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

We have made in the past, and may make in the future, unsecured loans to portfolio companies, meaning that such loans will not benefit from any interest in collateral of such companies. Liens on a portfolio company’s collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of such senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens:

•	the ability to cause the commencement of enforcement proceedings against the collateral;
•	the ability to control the conduct of such proceedings;
•	the approval of amendments to collateral documents;
•	releases of liens on the collateral; and
•	waivers of past defaults under collateral documents.

We may not have the ability to control or direct such actions, even if our rights are adversely affected.

If we make subordinated investments, the obligors or the portfolio companies may not generate sufficient cash flow to service their debt obligations to us.

We may make subordinated investments that rank below other obligations of the obligor in right of payment. Subordinated investments are subject to greater risk of default than senior obligations as a result of adverse changes in the financial condition of the obligor or in general economic conditions. If we make a subordinated investment in a portfolio company, the portfolio company may be highly leveraged, and its relatively high debt-to-equity ratio may create increased risks that its operations might not generate sufficient cash flow to service all of its debt obligations.

The disposition of our investments may result in contingent liabilities.

A significant portion of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of distributions previously made to us.

GC Advisors’ liability is limited, and we have agreed to indemnify GC Advisors against certain liabilities, which may lead GC Advisors to act in a riskier manner on our behalf than it would when acting for its own account.

Under the Investment Advisory Agreement and the collateral management agreement, GC Advisors does not assume any responsibility to us other than to render the services called for under that agreement, and it is not responsible for any action of our board of directors in following or declining to follow GC Advisors’ advice or recommendations. Under the terms of the Investment Advisory Agreement and the collateral management agreement, GC Advisors, its officers, members, personnel, and any person controlling or controlled by GC Advisors are not liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the Investment Advisory Agreement and the collateral management agreement, except those resulting from acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of GC Advisors’ duties under the Investment Advisory Agreement and the collateral management agreement. In addition, we have agreed to indemnify GC Advisors and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory Agreement and the collateral management agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Investment Advisory Agreement and the collateral management agreement. These protections may lead GC Advisors to act in a riskier manner when acting on our behalf than it would when acting for its own account.

We may be subject to risks under hedging transactions and may become subject to risks if we invest in foreign securities.

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. In order for our investments to be classified as “qualifying assets,” among other requirements, such investments must be in issuers organized under the laws of, and which have their principal place of business in, any state of the United States, the District of Columbia, Puerto Rico, the Virgin Islands or any other possession of the United States.

As of December 31, 2012, we were invested in the securities of one non-U.S. company and may make additional investments. We may in the future invest in non-U.S. companies, including emerging market issuers, to the limited extent such investments are permitted under the 1940 Act. We expect that these investments would focus on the same types of investments that we make in U.S. middle-market companies and accordingly would be complementary to our overall strategy and enhance the diversity of our holdings. Investing in securities of emerging market issuers involves many risks including economic, social, political, financial, tax and security conditions in the emerging market, potential inflationary economic environments, regulation by foreign governments, different accounting standards and political uncertainties. Economic, social, political, financial, tax and security conditions also could negatively affect the value of emerging market companies. These factors could include changes in the emerging market government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities and the possibility of fluctuations in the rate of exchange between currencies.

We have engaged in and, in the future, may engage in hedging transactions to the limited extent such transactions are permitted under the 1940 Act and applicable commodities laws. Engaging in hedging transactions or investing in foreign securities would entail additional risks to our stockholders. We could, for example, use instruments such as interest rate swaps, caps, collars and floors and, if we were to invest in foreign securities, we could use instruments such as forward contracts or currency options and borrow under a credit facility in currencies selected to minimize our foreign currency exposure. In each such case, we generally would seek to hedge against fluctuations of the relative values of our portfolio positions from changes in market interest rates or currency exchange rates. Hedging against a decline in the values of our portfolio positions would not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of the positions declined. However, such hedging could establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions could also limit the opportunity for gain if the values of the underlying portfolio positions increased. Moreover, it might not be possible to hedge against an exchange rate or interest rate fluctuation that was so generally anticipated that we would not be able to enter into a hedging transaction at an acceptable price.

While we may enter into hedging transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates could result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged could vary. Moreover, for a variety of reasons, we might not seek to establish a perfect correlation between the hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation could prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it might not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities would likely fluctuate as a result of factors not related to currency fluctuations. Our ability to engage in hedging transactions may also be adversely affected by recent rules adopted by the CFTC.

We may not realize gains from our equity investments.

When we invest in one stop, second lien and subordinated loans, we may acquire warrants or other equity securities of portfolio companies as well. We may also invest in equity securities directly. To the extent we hold equity investments, we will attempt to dispose of them and realize gains upon our disposition of them. However, the equity interests we receive may not appreciate in value and may decline in value. As a result, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Risks Relating to Offerings Pursuant to this Prospectus

Investing in our securities may involve an above average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies involve higher levels of risk, and therefore, an investment in our securities may not be suitable for someone with lower risk tolerance.

Shares of closed-end investment companies, including business development companies, often trade at a discount to their net asset value.

Shares of closed-end investment companies, including business development companies, may trade at a discount from net asset value. This characteristic of closed-end investment companies and business development companies is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our common stock will trade at, above or below net asset value.

There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to us under the 1940 Act as a business development company, we may be limited in our ability to make distributions.

The market price of our securities may fluctuate significantly.

The market price and liquidity of the market for our securities may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of business development companies or other companies in our sector, which are not necessarily related to the operating performance of the companies;
•	changes in regulatory policies, accounting pronouncements or tax guidelines, particularly with respect to RICs and business development companies;
•	loss of our qualification as a RIC or business development company;
•	changes in earnings or variations in operating results;
•	changes in the value of our portfolio investments;

•	changes in accounting guidelines governing valuation of our investments;
•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;
•	departure of GC Advisors’ or any of its affiliates’ key personnel;
•	operating performance of companies comparable to us;
•	general economic trends and other external factors; and
•	loss of a major funding source.

If we issue preferred stock, debt securities or convertible debt securities, the net asset value and market value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock and/or debt securities would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock, debt securities or convertible debt would likely cause the net asset value and market value of our common stock to become more volatile. If the dividend rate on the preferred stock, or the interest rate on the debt securities, were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of our common stock would be reduced. If the dividend rate on the preferred stock, or the interest rate on the debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common stock than if we had not issued the preferred stock or debt securities. Any decline in the net asset value of our investment would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock. This decline in net asset value would also tend to cause a greater decline in the market price for our common stock.

There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios which may be required by the preferred stock, debt securities, convertible debt or units or of a downgrade in the ratings of the preferred stock, debt securities, convertible debt or units or our current investment income might not be sufficient to meet the dividend requirements on the preferred stock or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund redemption of some or all of the preferred stock, debt securities or convertible debt. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, debt securities, convertible debt or any combination of these securities. Holders of preferred stock, debt securities or convertible debt may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

We are a holding company and depend on payments from our subsidiaries in order to make payments on any debt securities that we may issue as well as to pay dividends on our common stock. Any debt securities that we issue will be structurally subordinated to the obligations of our subsidiaries.

We are a holding company and fund a majority of our investments through wholly owned subsidiaries, and a majority of the assets that we hold directly are the equity interests in such subsidiaries, including the Subordinated Notes. We depend upon the cash flow from our subsidiaries and the receipt of funds from them in the form of payments on the Subordinated Notes, dividends, and other distributions, any of which may be subject to restriction or limitations based on the organizational documents of the subsidiaries and the agreements governing the debt of any such subsidiary. In addition, because we are a holding company, any debt securities that we issue will be structurally subordinated to the obligations of our subsidiaries. In the event that one of our subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, its assets will be used first to satisfy the claims of its creditors. Consequently, any claim by us or our creditors, including holders of any debt securities that we may issue, against any subsidiary will be structurally subordinated to all of the claims of the creditors of such subsidiary. We cannot assure security holders that they will receive any payments required to be made under the terms of any debt securities that we may issue, dividends or other distributions.

Holders of any preferred stock that we may issue will have the right to elect members of the board of directors and have class voting rights on certain matters.

The 1940 Act requires that holders of shares of preferred stock must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock, including changes in fundamental investment restrictions and conversion to open-end status and, accordingly, preferred stockholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our qualification as a RIC for U.S. federal income tax purposes.

Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares.

In the event we issue subscription rights, stockholders who do not fully exercise their subscription rights should expect that they will, at the completion of a rights offering pursuant to this prospectus, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights. We cannot state precisely the amount of any such dilution in share ownership because we do not know at this time what proportion of the shares will be purchased as a result of such rights offering.

In addition, if the subscription price is less than the net asset value per share of our common stock, then our stockholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offering. The amount of any decrease in net asset value is not predictable because it is not known at this time what the subscription price and net asset value per share will be on the expiration date of a rights offering or what proportion of the shares will be purchased as a result of such rights offering. Such dilution could be substantial.

These dilutive effects may be exacerbated if we were to conduct multiple subscription rights offerings, particularly if such offerings were to occur over a short period of time. In addition, subscription rights offerings and the prospect of future subscription rights offerings may create downward pressure on the secondary market price of our common stock due to the potential for the issuance of shares at a price below our net asset value, without a corresponding change to our net asset value.

Our stockholders will experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.

All dividends declared in cash payable to stockholders that are participants in our dividend reinvestment plan are automatically reinvested in shares of our common stock. As a result, our stockholders that do not participate in our dividend reinvestment plan will experience dilution in their ownership percentage of our common stock over time.

The trading market or market value of our publicly issued debt securities may fluctuate.

Our publicly issued debt securities may or may not have an established trading market. We cannot assure you that a trading market for our publicly issued debt securities will ever develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, our publicly issued debt securities. These factors include, but are not limited to, the following:

•	the time remaining to the maturity of these debt securities;
•	the outstanding principal amount of debt securities with terms identical to these debt securities;
•	the ratings assigned by national statistical ratings agencies;
•	the general economic environment;
•	the supply of debt securities trading in the secondary market, if any;

•	the redemption or repayment features, if any, of these debt securities;
•	the level, direction and volatility of market interest rates generally; and
•	market rates of interest higher or lower than rates borne by the debt securities.

You should also be aware that there may be a limited number of buyers when you decide to sell your debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities.

Terms relating to redemption may materially adversely affect your return on any debt securities that we may issue.

If your debt securities are redeemable at our option, we may choose to redeem your debt securities at times when prevailing interest rates are lower than the interest rate paid on your debt securities. In addition, if your debt securities are subject to mandatory redemption, we may be required to redeem your debt securities also at times when prevailing interest rates are lower than the interest rate paid on your debt securities. In this circumstance, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as your debt securities being redeemed.

Our credit ratings may not reflect all risks of an investment in our debt securities.

Our credit ratings are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

Sales of substantial amounts of our common stock, or the availability of such common stock for sale, including by the selling stockholders identified under “Selling Stockholders”, could adversely affect the prevailing market prices for our common stock. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements, which relate to future events or our performance or financial condition. The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;
•	our business prospects and the prospects of our portfolio companies;
•	the effect of investments that we expect to make;
•	our contractual arrangements and relationships with third parties;
•	actual and potential conflicts of interest with GC Advisors and other affiliates of Golub Capital;
•	the dependence of our future success on the general economy and its effect on the industries in which we invest;
•	the ability of our portfolio companies to achieve their objectives;
•	the use of borrowed money to finance a portion of our investments;
•	the adequacy of our financing sources and working capital;
•	the timing of cash flows, if any, from the operations of our portfolio companies;
•	the ability of GC Advisors to locate suitable investments for us and to monitor and administer our investments;
•	the ability of GC Advisors or its affiliates to attract and retain highly talented professionals;
•	our ability to qualify and maintain our qualification as a RIC and as a business development company;
•	the impact on our business of Dodd-Frank and the rules and regulations issued thereunder; and
•	the effect of changes to tax legislation and our tax position.

Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth as “Risk Factors” and elsewhere in this prospectus.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those anticipated in our forward-looking statements and future results could differ materially from historical performance. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we have filed or in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

You should understand that, under Sections 27A(b)(2)(B) of the Securities Act and Section 21E(b)(2)(B) of the Exchange Act, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus, any prospectus supplement or in periodic reports we file under the Exchange Act.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we intend to use all or substantially all of the net proceeds from the sale of our securities to invest in portfolio companies in accordance with our investment objective and strategies and for general corporate purposes. We expect that our new investments will consist primarily of senior secured, one stop, second lien and subordinated loans. We will also pay operating expenses, including management and administrative fees, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of any offering of our securities. We may also use a portion of the net proceeds from the sale of our securities to repay amounts outstanding under our Credit Facility, which bore an interest rate of 2.46% (i.e., one-month LIBOR plus 2.25% per annum) on the outstanding balance as of December 31, 2012 and matures on October 20, 2017.

We anticipate that we will use substantially all of the net proceeds of an offering for the above purposes within approximately six months after the completion of any offering of our securities, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you that we will achieve our targeted investment pace.

Until such appropriate investment opportunities can be found, we will invest the net proceeds of any offering of our securities primarily in cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment. These temporary investments may have lower yields than our other investments and, accordingly, may result in lower distributions, if any, during such period. Our ability to achieve our investment objective may be limited to the extent that the net proceeds from an offering, pending full investment, are held in lower yielding interest-bearing deposits or other short-term instruments. See “Regulation — Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

We will not receive any proceeds from any sale of common stock by the selling stockholders identified under “Selling Stockholders”.

DISTRIBUTIONS

To the extent that we have income available, we intend to make quarterly distributions to our stock- holders. Our quarterly distributions, if any, will be determined by our board of directors. Any distributions to our stockholders will be declared out of assets legally available for distribution.

We have elected to be treated, and intend to qualify annually, as a RIC under the Code. To maintain RIC tax treatment, we must distribute at least 90% of our net ordinary income and net short-term capital gains in excess of our net long-term capital losses, if any, to our stockholders. In addition, we are subject to ordinary income and capital gain distribution requirements under U.S. federal excise tax rules for each calendar year. If we do not meet the required distributions we will be subject to a 4% nondeductible federal excise tax on the undistributed amount.

The following table reflects the cash distributions, including dividends and returns of capital per share that we have paid on our common stock since completion of our initial public offering.

	Payment Dates	Distributions Declared
Record Dates		Per Share	Dollar amount
		(in thousands except per share data)
Fiscal year ended September 30, 2010
June 22, 2010	June 29, 2010	$0.24	$4,251
September 10, 2010	September 30, 2010	0.31	5,491
Fiscal year ended September 30, 2011
December 20, 2010	December 30, 2010	0.31	5,490
March 18, 2011	March 30, 2011	0.32	5,678
June 17, 2011	June 29, 2011	0.32	6,947
September 19, 2011	September 28, 2011	0.32	6,954
Fiscal year ended September 30, 2012
December 19, 2011	December 29, 2011	0.32	6,955
March 16, 2012	March 29, 2012	0.32	8,187
June 15, 2012	June 29, 2012	0.32	8,204
September 13, 2012	September 27, 2012	0.32	8,211
Fiscal year ending September 30, 2013
December 14, 2012	December 28, 2012	0.32	9,146
Total(1)		$3.42	$75,514

(1)	Includes a return of capital for tax purposes of approximately $0.06 per share for the fiscal year ended September 30, 2010 and $0.04 per share for the fiscal year ended September 30, 2012.

On February 5, 2013, our board of directors declared a quarterly distribution of $0.32 per share payable on March 28, 2013 to holders of record as of March 14, 2013.

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. See “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Stockholders.” We cannot assure you that we will achieve results that will permit us to pay any cash distributions, and if we issue senior securities, we will be prohibited from making distributions if doing so would cause us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if such distributions are limited by the terms of any of our borrowings.

Unless you elect to receive your distributions in cash, we intend to make such distributions in additional shares of our common stock under our dividend reinvestment plan. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors participating in our dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. If you hold shares of our common stock in the name of a broker or financial intermediary, you should contact such broker or financial intermediary regarding your election to receive distributions in cash in lieu of shares of our common stock. Any distributions reinvested through the issuance of shares through our dividend reinvestment plan will increase our gross assets on which the base management fee and the incentive fee are determined and paid to GC Advisors. See “Dividend Reinvestment Plan.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of Golub Capital BDC as of and for the fiscal years ended September 30, 2012, 2011, 2010, 2009 and 2008 are derived from our consolidated financial statements that have been audited by McGladrey LLP, independent auditors. For the period prior to September 30, 2009, the financial data refers to the financial condition and results of operations of our predecessor, GCMF. The following selected consolidated financial data as of and for the three months ended December 31, 2012 and 2011 are unaudited. However, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation have been made. Interim results are subject to seasonal variations and may not be indicative of the results of operations for a full fiscal year. The financial data should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Results of Operations, Financial Condition and Cash Flows” included elsewhere in this prospectus.

	Golub Capital BDC(1)						GCMF
	Three months ended		Years ended
	December 31, 2012	December 31, 2011	September 30, 2012	September 30, 2011	September 30, 2010		September 30, 2009		September 30, 2008
	(unaudited)	(unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Total investment income	$18,594	$12,477	$57,859	$39,150	$33,150		$33,338		$20,686
Base management fee	2,468	1,874	8,495	5,789	3,328		2,849		1,726
Incentive fee	2,394	909	6,228	348	55		—		—
All other expenses	4,154	3,352	15,260	10,197	6,400		5,011		8,916
Net investment income	9,578	6,342	27,876	22,816	23,367		25,478		10,044
Net realized (loss)/gain on investments and derivative instruments	94	(2,115)	(3,372)	2,037	(40)		(3,972)		(4,503)
Net change in unrealized appreciation/(depreciation) on investments and derivative instruments	(353)	1,700	7,256	(3,514)	2,921		(1,489)		(8,957)
Net increase/(decrease) in net assets resulting from operations	9,319	6,191	31,760	21,339	26,248		20,017		(3,416)
Per share data:
Net asset value	$14.66	$14.60	$14.60	$14.56	$14.71		N/A	(2)	N/A	(2)
Net investment income	0.34	0.29	1.15	1.16	N/A	(2)	N/A	(2)	N/A	(2)
Net realized (loss)/gain on investments and derivative instruments	—	(0.08)	(0.14)	0.10	N/A	(2)	N/A	(2)	N/A	(2)
Net change in unrealized appreciation/(depreciation) on investments and derivative instruments	(0.01)	0.08	0.30	(0.18)	N/A	(2)	N/A	(2)	N/A	(2)
Net increase in net assets resulting from operations	0.33	0.28	1.31	1.09	N/A	(2)	N/A	(2)	N/A	(2)
Per share distributions declared	0.32	0.32	1.28	1.27	0.55		N/A	(2)	N/A	(2)
Dollar amount of distributions declared	9,146	6,955	31,556	25,069	9,742		N/A	(2)	N/A	(2)
Other data:
Weighted average annualized yield on income producing assets at fair value(3)	9.72	9.32	9.28%	8.64%	8.40%		8.05%		9.33%
Number of portfolio companies at period end	129	105	121	103	94		95		60

(1)	Includes the financial information of GCMF for the period prior to the BDC Conversion.
(2)	Per share data are not provided as we did not have shares of common stock outstanding or an equivalent prior to the initial public offering on April 14, 2010.
(3)	Weighted average yield on income producing investments is computed by dividing (a) annualized interest income (other than interest income resulting from amortization of fees and discounts) on accruing loans and debt securities by (b) total income producing investments at fair value.

	Golub Capital BDC					GCMF
	December 31, 2012	December 31, 2011	September 30, 2012	September 30, 2011	September 30, 2010	September 30, 2009	Setpember 30, 2008
	(unaudited)	(unaudited)
	(In thousands)
Balance sheet data at period end:
Investments, at fair value	768,342	562,046	$672,910	$459,827	$344,869	$376,294	$135,476
Cash and cash equivalents	60,646	39,902	50,927	69,766	92,990	30,614	4,252
Other assets	10,015	32,082	10,259	30,051	4,904	2,214	1,213
Total assets	839,003	634,031	734,096	559,644	442,763	409,122	140,941
Total debt	400,450	311,900	352,300	237,683	174,000	315,306	123,083
Total liabilities	419,613	317,871	358,967	243,095	182,222	316,370	124,088
Total net assets	419,390	316,160	375,129	316,549	260,541	92,752	16,853

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS

The following discussion and analysis of our financial condition, results of operations and cash flows should be read in conjunction with “Selected Financial and Other Information” and the financial statements and the related notes thereto of us and our predecessor, GCMF, appearing elsewhere in this prospectus. On April 13, 2010, Golub Capital BDC LLC converted from a Delaware limited liability company into a Delaware corporation and elected to be regulated as a business development company under the 1940 Act. In this conversion, which we refer to as the BDC Conversion, Golub Capital BDC, Inc. assumed the business activities of Golub Capital BDC LLC and became the sole surviving entity. As a result of the conversion, GCMF became a wholly owned subsidiary of Golub Capital BDC, Inc. At the time of the BDC Conversion, all limited liability company interests were exchanged for 8,984,863 shares of common stock in Golub Capital BDC, Inc. Immediately prior to the BDC Conversion, the limited liability company interests were owned by investment vehicles managed by Golub Capital. For periods prior to April 13, 2010, the consolidated financial statements and related footnotes reflect the performance of Golub Capital BDC LLC and its predecessor, GCMF. The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. In addition, for U.S. federal income tax purposes, we have elected to be treated as a RIC under Subchapter M of the Code. As a business development company and a RIC, we are also subject to certain constraints, including limitations imposed by the 1940 Act and the Code. We were formed in November 2009 to continue and expand the business of our predecessor, GCMF, which commenced operations in July 2007, in making investments in senior secured, one stop (a loan that combines characteristics of traditional first lien senior secured loans and second lien or subordinated loans), second lien and mezzanine or subordinated (a loan that ranks senior only to a borrower’s equity securities and ranks junior to all of such borrower’s other indebtedness in priority of payment) loans and warrants and equity securities of middle-market companies that are, in most cases, sponsored by private equity firms.

Our shares are currently listed on The NASDAQ Global Select Market under the symbol “GBDC”.

Our investment objective is to maximize the total return to our stockholders in the form of current income and capital appreciation through debt and minority equity investments. We intend to achieve our investment objective by (1) accessing the established loan origination channels developed by Golub Capital, a leading lender to middle-market companies with over $7.0 billion in capital under management, (2) selecting investments within our core middle-market company focus, (3) partnering with experienced private equity firms, or sponsors, in many cases with whom we have invested alongside in the past, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital.

Our investment activities are managed by GC Advisors and supervised by our board of directors of which a majority of the members are independent of us.

Under the Investment Advisory Agreement, entered into on April 14, 2010, and amended and restated on July 16, 2010, we have agreed to pay GC Advisors an annual base management fee based on our average adjusted gross assets as well as an incentive fee based on our investment performance. Our board of directors re-approved the Investment Advisory Agreement on February 5, 2013. We have also entered into the Administration Agreement with GC Service Company, LLC, under which we have agreed to reimburse the Administrator for our allocable portion (subject to the review and approval of our independent directors) of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement. Effective February 5, 2013, we consented to the assignment by GC Service Company, LLC of the Administration Agreement to Golub Capital LLC, following which Golub Capital LLC serves as our Administrator.

We seek to create a diverse portfolio that includes senior secured, one stop, second lien and subordinated loans and warrants and minority equity securities by investing approximately $5 to $25 million of capital, on average, in the securities of middle-market companies. We may also selectively invest more than $25 million in some of our portfolio companies and generally expect that the size of our individual investments will vary proportionately with the size of our capital base.

As of December 31, 2012, our portfolio at fair value was comprised of 32.4% senior secured loans, 47.3% one stop loans, 10.6% second lien loans, 6.5% subordinated loans and 3.2% equity. As of September 30, 2012, our portfolio at fair value was comprised of 40.7% senior secured loans, 39.5% one stop loans, 6.6% second lien loans, 10.0% subordinated loans and 3.2% equity. As of September 30, 2011, our portfolio at fair value was comprised of 44.3% senior secured loans, 38.7% one stop loans, 4.8% second lien loans, 10.2% subordinated loans and 2.0% equity. As of September 30, 2010, our portfolio at fair value was comprised of 65.8% senior secured loans, 26.2% one stop loans, 3.3% second lien loans, 3.9% subordinated loans and 0.8% equity.

As of December 31, 2012 and September 30, 2012 and 2011, we had debt and equity investments in 129, 121 and 103 portfolio companies, respectively. For the three months ended December 31, 2102 and the years ended September 30, 2012 and 2011, our income producing assets had a weighted average interest income (which excludes income resulting from amortization of fees and discounts) yield of 9.7%, 9.3% and 8.6% and a weighted average investment income (which includes interest income and amortization of fees and discounts) yield of 11.2%, 10.2% and 9.9%, respectively.

Revenues:  We generate revenue in the form of interest income on debt investments and capital gains and distributions, if any, on portfolio company investments that we originate or acquire. Our debt investments, whether in the form of senior secured, one stop, second lien or subordinated loans, typically have a term of three to seven years and bear interest at a fixed or floating rate. In some instances, we receive payments on our debt investments based on scheduled amortization of the outstanding balances. In addition, we receive repayments of some of our debt investments prior to their scheduled maturity date. The frequency or volume of these repayments fluctuates significantly from period to period. Our portfolio activity also reflects the proceeds of sales of securities. In some cases, our investments provide for deferred interest payments or PIK interest. The principal amount of loans and any accrued but unpaid interest generally become due at the maturity date. In addition, we may generate revenue in the form of commitment, origination, amendment, structuring or due diligence fees, fees for providing managerial assistance and consulting fees. Loan origination fees, original issue discount and market discount or premium are capitalized, and we accrete or amortize such amounts as interest income. We record prepayment premiums on loans as interest income. When we receive partial principal payments on a loan in an amount that exceeds its amortized cost, we record the excess principal payment as interest income. Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies.

We recognize realized gains or losses on investments based on the difference between the net proceeds from the disposition and the cost basis of the investment or derivative instrument, without regard to unrealized gains or losses previously recognized. We record current period changes in fair value of investments and derivative instruments that are measured at fair value as a component of the net change in unrealized appreciation (depreciation) on investments in the consolidated statements of operations.

Expenses:  Our primary operating expenses include the payment of fees to GC Advisors under the Investment Advisory Agreement, our allocable portion of overhead expenses under the Administration Agreement and other operating costs described below. Additionally, we pay interest expense on our outstanding debt. We bear all other out-of-pocket costs and expenses of our operations and transactions, including:

•	organizational expenses;
•	calculating our net asset value (including the cost and expenses of any independent valuation firm);

•	fees and expenses incurred by GC Advisors payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in monitoring our investments and performing due diligence on our prospective portfolio companies or otherwise relating to, or associated with, evaluating and making investments;
•	interest payable on debt, if any, incurred to finance our investments and expenses related to unsuccessful portfolio acquisition efforts;
•	offerings of our common stock and other securities;
•	investment advisory and management fees;
•	administration fees and expenses, if any, payable under the Administration Agreement (including payments under the Administration Agreement between us and the Administrator based upon our allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of our chief compliance officer, chief financial officer and their respective staffs);
•	fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with evaluating and making, investments in portfolio companies, including costs associated with meeting financial sponsors;
•	transfer agent, dividend agent and custodial fees and expenses;
•	U.S. federal and state registration and franchise fees;
•	all costs of registration and listing our shares on any securities exchange;
•	U.S. federal, state and local taxes;
•	independent directors’ fees and expenses;
•	costs of preparing and filing reports or other documents required by the SEC or other regulators;
•	costs of any reports, proxy statements or other notices to stockholders, including printing costs;
•	costs associated with individual or group stockholders;
•	costs associated with Sarbanes-Oxley Act compliance;
•	our allocable portion of any fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;
•	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs;
•	proxy voting expenses; and
•	all other expenses incurred by us or the Administrator in connection with administering our business.

During periods of asset growth, we expect our general and administrative expenses to be relatively stable or decline as a percentage of total assets and increase during periods of asset declines.

GC Advisors, as collateral manager for the Securitization Issuer under the collateral management agreement, is entitled to receive an annual fee in an amount equal to 0.35% of the principal balance of the portfolio loans held by the Securitization Issuer at the beginning of the collection period relating to each payment date, which is payable in arrears on each payment date. This fee, which is less than the management fee payable under the Investment Advisory Agreement, is paid directly by the Securitization Issuer to GC Advisors and offset against such management fee. Accordingly, the 1.375% management fee paid by us to GC Advisors under the Investment Advisory Agreement on all of our assets, including those indirectly held through the Securitization Issuer, is reduced, on a dollar-for-dollar basis, by an amount equal to such 0.35% fee paid to GC Advisors by the Securitization Issuer. The term “collection period” refers to a quarterly period running from the day after the end of the prior collection period to the fifth business day of the calendar month in which a payment date occurs. This fee may be waived by the collateral manager. The collateral management agreement does not include any incentive fee payable to GC Advisors. In addition, the Securitization Issuer paid Wells Fargo Securities, LLC a structuring and placement fee for its services in connection with the initial structuring of the Debt Securitization. The Securitization Issuer also agreed to pay ongoing administrative expenses to the trustee, collateral manager, independent accountants, legal counsel, rating agencies and independent managers in connection with developing and maintaining reports, and providing required services in connection with, the administration of the Debt Securitization. The administrative expenses are paid by the Securitization Issuer on each payment date in two parts: (1) a component that is paid in a priority to other amounts distributed by the Securitization Issuer, subject to a cap equal to the sum of 0.04% per annum on the adjusted principal balance of the portfolio loans and other assets held by the Securitization Issuer on the last day of the collection period relating to such payment date, plus $150,000 per annum, and (2) a component that is paid in a subordinated position relative to other amounts distributed by the Securitization Issuer, equal to any amounts that exceed the aforementioned administrative expense cap. We believe that these administrative expenses approximate the amount of ongoing fees and expenses that we would be required to pay in connection with a traditional secured credit facility. Our common stockholders indirectly bear all of these expenses.

Recent Developments

On January 4, 2013, SBIC V, one of our SBIC subsidiaries, received a $37.5 million debenture capital commitment from the SBA. The commitment may be drawn upon subject to customary regulatory requirements including an examination by the SBA.

On January 15, 2013, we priced a public offering of 4,500,000 shares of our common stock at a public offering price of $15.87 per share, raising approximately $71.4 million in gross proceeds. On January 18, 2013, the transaction closed, the shares were issued, and proceeds, net of offering costs but before expenses, of $69.1 million were received. On February 20, 2013, we sold an additional 622,262 shares of our common stock at a public offering price of $15.87 per share pursuant to the underwriters’ partial exercise of the over-allotment option.

On January 25, 2013, Funding entered into the Credit Facility Amendment to the documents governing the Credit Facility with Wells Fargo Securities, LLC, as administrative agent and Wells Fargo Bank, N.A., as lender. The Credit Facility Amendment is effective as of December 13, 2012. The Credit Facility Amendment, among other things, amended the fee on the unused portion of the Credit Facility to 0.50% for the period from December 13, 2012 through January 28, 2013. After January 28, 2013, the Credit Facility will pay a fee of 0.50% per annum on any unused portion of the Credit Facility up to $60.0 million and 2.00% on any unused portion in excess of $60.0 million.

On February 5, 2013, our board of directors declared a quarterly distribution of $0.32 per share payable on March 28, 2013 to holders of record as of March 14, 2013.

On February 15, 2013, the Securitization Issuer entered into the Supplemental Notes Transaction to amend the Debt Securitization and amend and restate the issued Notes to allow the Securitization Issuer to (i) issue an additional $50,000,000 in Notes (increasing the Class A Notes by $29,000,000, increasing the Class B Notes by $2,000,000 and increasing the Subordinated Notes by $19,000,000), (ii) extend the reinvestment period applicable to the Securitization Issuer by two years to July 20, 2015, (iii) extend the stated maturity date of the Notes by two years to July 20, 2023 and (iv) re-price the Class A Notes to bear interest at LIBOR plus 1.74%. The additional Class A Notes of the Securitization Issuer were sold through a private placement and the additional Class B Notes and additional Subordinated Notes were retained by Holdings.

Consolidated Results of Operations

Comparison of the Three-Months Ended December 31, 2012 and December 31, 2011

Consolidated operating results for the three months ended December 31, 2012 and 2011 are as follows:

	Three months ended December 31,		Variances
	2012	2011	2012 vs. 2011
	(In thousands)
Interest income	$15,887	$11,010	$4,877
Income from accretion of discounts and amortization of premiums	2,440	1,090	1,350
Dividend income	267	377	(110)
Total investment income	18,594	12,477	6,117
Total expenses	9,016	6,135	2,881
Net investment income	9,578	6,342	3,236
Net realized (losses) gains on investments and derivative instruments	94	(1,851)	1,945
Net change in unrealized appreciation (depreciation) on investments and derivative instruments	(353)	1,700	(2,053)
Net income	$9,319	$6,191	$3,128
Average earning portfolio company investments, at fair value	$663,077	$497,404	$165,673
Average debt outstanding	$338,768	$273,495	$65,273

The results of operations for the three months ended December 31, 2012 and 2011 may not be indicative of the results we report in future periods. Net income can vary substantially from period to period for various reasons, including the recognition of realized gains and losses and unrealized appreciation and depreciation. As a result, quarterly comparisons of net income may not be meaningful.

Investment Income

Interest income increased by $4.9 million from the three months ended December 31, 2011 to the three months ended December 31, 2012 and was primarily driven by an increase of $165.7 million in the weighted average investment balance. To a lesser extent, the increase in interest income was driven by a higher weighted average annualized interest income yield (which excludes income resulting from amortization of fees and discounts), which increased from 9.3%for the three months ended December 31, 2011 to 9.7%for the three months ended December 31, 2012. The increase in the yield was driven primarily by an increase in prepayment penalties and other fees. Total prepayment penalties and other fees for the three months ended December 31, 2012 and 2011 were $0.9 million and $0.2 million, respectively.

Income from the accretion of discounts and amortization of premiums increased by $1.4 million from the three months ended December 31, 2011 to the three months ended December 31, 2012. Income from the accretion of discounts and the amortization of premiums will fluctuate from quarter-to-quarter depending on the volume of payoffs and the discounts and premiums on the loans at the time of payoffs. Payoffs increased by $91.7 million from the three months ended December 31, 2011 to the three months ended December 31, 2012, which caused the increase in income from the accretion of discounts and amortization of premiums.

Annualized interest income yield (which excludes income resulting from amortization of fees and discounts) by security type for the three months ended December 31, 2012 and 2011 was as follows:

	Three months ended December 31,
	2012	2011
Senior secured	7.3%	7.5%
One stop	9.1%	8.7%
Second lien(1)	11.2%	11.2%
Subordinated debt	14.0%	13.9%

(1)	Second lien loans include loans structured as first lien last out term loans.

Interest rate yields remained relatively consistent as pricing on new originations remained relatively consistent during the past year. However, based on current deal flow, we are seeing some spread compression on new transactions. For additional details on investment yields and asset mix, refer to the “Liquidity and Capital Resources — Portfolio Composition, Investment Activity and Yield” section below.

Expenses

The following table summarizes our expenses:

	Three months ended December 31,		Variances
	2012	2011	2012 vs. 2011
	(In thousands)
Interest and other debt financing expenses	$2,995	$2,366	$629
Base management fee	2,468	1,874	594
Incentive fee	2,394	909	1,485
Professional fees	493	588	(95)
Administrative service fee	548	262	286
General and administrative expenses	118	136	(18)
Total expenses	$9,016	$6,135	$2,881

Interest and debt financing expenses increased from the three months ended December 31, 2011 to the three months ended December 31, 2012 primarily due to an increase in the weighted average of outstanding borrowings from $273.5 million for the three months ended December 31, 2011 to $338.8 million for the three months ended December 31, 2012. In addition to the $174.0 million of borrowings under the Debt Securitization that were outstanding for the three months ended December 31, 2012 and 2011, we increased our use of debt through GC SBIC IV, L.P., or SBIC IV, our small business investment company, or SBIC, subsidiary and the Credit Facility, which had outstanding balances of $135.0 million and $91.5 million, respectively, as of December 31, 2012 and $100.0 million and $37.9 million, respectively, as of December 31, 2011.

The base management fee increased as a result of a sequential increase in average assets and average investments from December 31, 2011 to December 31, 2012. The administrative service expense increased during this same period due to an increase in costs associated with servicing a growing investment portfolio. In addition, as permitted under the Administration Agreement, beginning January 1, 2012, an allocable portion of the cost of our chief compliance officer and chief financial officer and their respective staffs were charged to us, which was also partially related to the increase in the administrative service fee from the three months ended December 31, 2011 to the three months ended December 31, 2012. These costs are permitted to be charged under the terms of the Administration Agreement but were previously being waived by the Administrator.

The incentive fee increased by $1.5 million from the three months ended December 31, 2011 to the three months ended December 31, 2012 as a result of the increase in pre-incentive fee net investment income. In addition, as further described below, the incentive fee for the three months ended December 31, 2011 was reduced by $0.6 million as GC Advisors irrevocably waived the incremental portion of the incentive fee attributable from the total return swap, or TRS, interest spread payments.

As described in the “Net Realized and Unrealized Gains and Losses” section below, we entered into the TRS with Citibank for the purpose of gaining economic exposure to a portfolio of broadly syndicated loans. We subsequently terminated the TRS on April 11, 2012. For the periods ending September 30, 2011 and prior, we had included interest spread payments, which represent the difference between the interest and fees received on the referenced assets underlying the TRS and the interest paid to Citibank on the settled notional value of the TRS, from the TRS in the capital gains component of the incentive fee calculation as this is consistent with generally accepted accounting principles in the United States of America, or GAAP, which records such payments in net realized gains/(losses) on derivative instruments in the consolidated statement of operations. However, we changed our methodology during the three months ended December 31, 2011 pursuant to discussions with the staff, or the Staff, of the SEC, resulting in the TRS interest spread payments being included in the income component of the incentive fee calculation.

For the three months ended December 31, 2011, we received $0.6 million of interest spread payments from the TRS. Including the interest spread payments from the TRS in the income component of the incentive fee calculation caused an increase in the incentive fee by $0.6 million. Upon reviewing the incentive fee calculation and the treatment of the interest spread payments from the TRS, GC Advisors irrevocably waived the incremental portion of the incentive fee attributable from the TRS interest spread payments for the three months ended December 31, 2011. Taking into account the waiver by GC Advisors, the Income Incentive Fee was $0.9 million for the three months ended December 31, 2011, rather than $1.6 million.

Golub Capital Incorporated pays for certain expenses incurred by us. These expenses are subsequently reimbursed in cash. Total expenses reimbursed by us to Golub Capital Incorporated for the three months ended December 31, 2012 and 2011 were zero and $0.1 million, respectively.

As of December 31, 2012 and September 30, 2012, included in accounts payable and accrued expenses were $0.3 million and $40,000, respectively, for accrued expenses paid on behalf of us by Golub Capital Incorporated.

Net Realized and Unrealized Gains and Losses

The following table summarizes our net realized and unrealized gains (losses) for the periods presented:

	Three months ended December 31,		Variances
	2012	2011	2012 vs. 2011
	(In thousands)
Net realized gain (loss) on investments	$94	$(2,115)	$2,209
Net realized gain on TRS	—	636	(636)
Net realized loss on financial futures contracts	—	(372)	372
Net realized gain (loss)	94	(1,851)	1,945
Unrealized (depreciation) on investments	(5,768)	(4,142)	(1,626)
Unrealized appeciation on investments	5,415	4,485	930
Unrealized appreciation (depreciation) on TRS	—	1,455	(1,455)
Unrealized depreciation on financial futures contracts	—	(98)	98
Net change in unrealized (depreciation) appreciation on investments and derivative instruments	$(353)	$1,700	$(2,053)

For the three months ended December 31, 2012, we had total asset sales of $14.0 million for a gain of $0.1 million. During the three months ended December 31, 2012, we had $5.8 million in unrealized depreciation on 94 portfolio company investments, which was partially offset by $5.4 million in unrealized appreciation on 47 portfolio company investments. Unrealized depreciation during the three months ended December 31, 2012 primarily resulted from the accretion of discounts and negative credit related adjustments which caused a reduction in fair value. Unrealized appreciation during the three months ended December 31, 2012 resulted from an increase in fair value primarily due to the rise in market prices and a reversal of prior period unrealized depreciation.

For the three months ended December 31, 2011, we had realized losses of $2.1 million primarily as a result of the sale of a non-accrual portfolio company. We had $4.5 million in unrealized appreciation on 30 portfolio company investments, which was partially offset by $4.1 million in unrealized depreciation on 81 portfolio company investments. Unrealized appreciation during the three months ended December 31, 2011 resulted from an increase in fair value primarily due to the rise in market prices and a reversal of prior period unrealized depreciation. Unrealized depreciation primarily resulted from the accretion of discounts and negative credit related adjustments which caused a reduction in fair value.

Termination of the Total Return Swap

On April 11, 2012, we terminated the TRS that we had entered into with Citibank. Cash collateral of $19.9 million that had secured the obligations to Citibank under the TRS was returned to us and was used to fund new middle-market debt and equity investments.

The purpose of entering into the TRS was to gain economic exposure to a portfolio of broadly syndicated loans. Generally, under the terms of a total return swap, one party agrees to make periodic payments to another party based on the change in the market value of the assets referenced by the total return swap, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate.

For the three months ended December 31, 2011, the change in the fair value of the TRS was $1.5 million. Realized gains on the TRS for the three months ended December 31, 2011 were $0.6 million, primarily comprised of spread interest income.

Ten-Year U.S. Treasury Futures Contracts

In September of 2012, we sold our remaining ten-year U.S. Treasury futures contracts. We had entered into the futures contracts to mitigate our exposure to adverse fluctuation in interest rates related to our or SBA debentures. The cash collateral underlying the futures contracts was returned to us.

Based on the daily fluctuation of the fair value of the futures contracts, we recorded an unrealized gain or loss equal to the daily fluctuation in fair value. Upon maturity or settlement of the futures contracts, we realized a gain or loss based on the difference of the fair value of the futures contracts at inception and the fair value of the futures contracts at settlement or maturity.

For the three months ended December 31, 2011, the realized loss on settlement of futures contracts was $0.4 million and the change in unrealized depreciation related to the futures contracts was $0.1 million.

Comparison of the Years Ended September 30, 2012, September 31, 2011 and September 30, 2010.

The consolidated results of operations set forth below include historical financial information of our predecessor, GCMF, prior to our election, effective April 13, 2010, to become a business development company and our election to be treated as a RIC. As a business development company and a RIC, we are also subject to certain constraints on our operations, including limitations imposed by the 1940 Act and the Code. Also, the management fee that we pay to GC Advisors under the Investment Advisory Agreement is determined by reference to a formula that differs materially from the management fee paid by GCMF in prior periods. For these and other reasons, the results of operations for the year ended September 30, 2010 described below may not be indicative of the results we report in future periods.

Consolidated operating results for the years ended September 30, 2012, 2011 and 2010 are as follows:

	For the years ended September 30,			Variances
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(In thousands)
Interest income	$52,393	$34,076	$25,496	$18,317	$8,580
Income from amortization of discounts and origination fees	5,089	5,074	7,654	15	(2,580)
Dividend income	377	—	—	377	—
Total investment income	57,859	39,150	33,150	18,709	6,000
Total expenses	29,983	16,334	9,783	13,649	6,551
Net investment income	27,876	22,816	23,367	5,060	(551)
Net realized (losses) gains on investments and derivative instruments	(3,372)	2,037	(40)	(5,409)	2,077
Net change in unrealized appreciation (depreciation) on investments and derivative instruments	7,256	(3,514)	2,921	10,770	(6,435)
Net income	$31,760	$21,339	$26,248	$10,421	$(4,909)
Average earning portfolio company investments, at fair value	$564,323	$406,881	$307,552	$157,442	$99,329
Average debt outstanding	$306,969	$201,294	$213,793	$105,675	$(12,499)

Net income can vary substantially from period to period for various reasons, including the recognition of realized gains and losses and unrealized appreciation and depreciations. As a result, annual comparisons of net income may not be meaningful.

Investment Income

Investment income increased from the year ended September 30, 2011 to the year ended September 30, 2012 by $18.7 million as a result of an increase in the average earning investment balance, which is the annual average balance of accruing loans in our investment portfolio, of $157.4 million as well as an increase in the weighted average investment income (which includes interest income and amortization of fees and discounts) yield of 0.3%. Investment income increased from the year ended September 30, 2010 to the year ended September 30, 2011 by $6.0 million as a result of an increase in the average earning investment balance of $99.3 million, which was partially offset by a decrease in the weighted average investment income (which includes interest income and amortization of fees and discounts) yield of 1.0%.

The increase in the yield from the year ended September 30, 2011 to the year ended September 30, 2012 was driven primarily by the change in asset mix of our portfolio. Higher yielding second lien and one stop investments increased from 43.5% of the portfolio as of September 30, 2011 to 46.1% of the portfolio as of September 30, 2012. The decrease in the yield from 2010 to 2011 was driven by a decrease in income from amortization of discounts and origination fees of $2.6 million due to higher repayment activity in the year ended September 30, 2010 than the year ended September 30, 2011.

The interest income yield (which excludes income resulting from amortization of fees and discounts) by security type for the years ended September 30, 2012, 2011 and 2010 was as follows:

	For the years ended September 30,
	2012	2011	2010
Senior secured	7.1%	7.1%	7.3%
One stop	9.4%	9.2%	9.2%
Second lien(1)	11.0%	12.0%	11.5%
Subordinated debt	14.0%	13.0%	14.2%

(1)	Second lien loans include loans structured as first lien last out term loans.

Interest rate yields on senior secured, one stop, second lien and fixed rate subordinated debt remained relatively consistent as pricing on new originations remained relatively consistent over the last three years. For additional details on investment yields and asset mix, refer to the “Liquidity and Capital Resources — Portfolio Composition, Investment Activity and Yield” section below.

Expenses

The following table summarizes our expenses:

	For the years ended September 30,			Variances
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(In thousands)
Interest and other debt financing expenses	$10,781	$6,550	$3,525	$4,231	$3,025
Base management fee	8,495	5,789	3,328	2,706	2,461
Incentive fee	6,228	348	55	5,880	293
Professional fees	2,231	2,204	1,838	27	366
Administrative service fee	1,713	837	583	876	254
General and administrative expenses	535	606	454	(71)	152
Total expenses	$29,983	$16,334	$9,783	$13,649	$6,551

Interest and debt financing expenses increased from the year ended September 30, 2011 to the year ended September 30, 2012 primarily due to an increase in the weighted average of outstanding borrowings from $201.3 million for the year ended September 30, 2011 to $307.0 million for the year ended September 30, 2012. In addition to the $174.0 million of borrowings under the Debt Securitization that was outstanding for the years ended September 30, 2012 and 2011, we increased our use of debt through SBIC IV and the Credit Facility, which had outstanding balances of $123.5 million and $54.8 million, respectively, as of September 30, 2012 and outstanding balances of $61.3 million and $2.4 million, respectively, as of September 30, 2011. To a lesser extent, the increase in interest expense was also caused by an increase in the effective average interest rate on our outstanding debt from 3.3% for the year ended September 30, 2011 to 3.5% for the year ended September 30, 2012.

Interest and debt financing expenses increased from the year ended September 30, 2010 to the year ended September 30, 2011 primarily due to an increase in the effective average interest rate on our outstanding debt from 1.7% for the year ended September 30, 2010 to 3.3% for the year ended September 30, 2011. Average debt outstanding was relatively consistent from $213.8 million at September 30, 2010 to $201.3 million at September 30, 2011.

The base management fee increased from the year ended September 30, 2010 to the year ended September 30, 2011 and from the year ended September 30, 2011 to the year ended September 30, 2012 as a result of a sequential increase in average assets and average investments. The administrative service expense increased from the year ended September 30, 2010 to the year ended September 30, 2011 and from the year ended September 30, 2011 to the year ended September 30, 2012 due to an increase in costs associated with servicing a growing investment portfolio. In addition, as permitted under the Administration Agreement, beginning January 1, 2012, an allocable portion of the cost of our chief compliance officer and chief financial officer and their respective staffs were charged to us, which was also partially related to the increase in the administrative service fee from the year ended September 30, 2011 to the year ended September 30, 2012. These costs are permitted to be charged under the terms of the Administration Agreement but were previously being waived by the Administrator.

The incentive fee increased by $0.3 million and $5.9 million from the years ended September 30, 2010 and September 30, 2011 to the years ended September 30, 2011 and 2012, respectively. Incentive fee expense for the years ended September 30, 2011 and 2010 was relatively small as our Pre-Incentive Fee Net Investment Income did not exceed or only marginally exceeded the hurdle rate as defined in the Investment Advisory Agreement. Incentive fee expense increased in the year ended September 30, 2012 as our

Pre-Incentive Fee Net Investment Income was well in excess of the hurdle rate. The increase in Pre-Incentive Fee Net Investment Income over the hurdle rate was caused by an increase in the average yield of investments in the portfolio.

As described in the “Net Realized and Unrealized Gains and Losses” section below, we entered into the TRS with Citibank for the purpose of gaining economic exposure to a portfolio of broadly syndicated loans. We subsequently terminated the TRS on April 11, 2012. For the periods ending September 30, 2011 and prior, we had included interest spread payments, which represent the difference between the interest and fees received on the referenced assets underlying the TRS and the interest paid to Citibank on the settled notional value of the TRS, from the TRS in the capital gains component of the incentive fee calculation as this is consistent with GAAP, which records such payments in net realized gains/(losses) on derivative instruments in the consolidated statement of operations. However, we changed our methodology in the first fiscal quarter of fiscal year 2012 pursuant to discussions with the Staff of the SEC, resulting in the TRS interest spread payments being included in the income component of the incentive fee calculation.

For the year ended September 30, 2012, we received interest spread payments from the TRS of $2.6 million. For the three months ended December 31, 2011, including the interest spread payments from the TRS in the income component of the incentive fee calculation caused an increase in the incentive fee by $0.6 million. Upon reviewing the incentive fee calculation and the treatment of the interest spread payments from the TRS, GC Advisors irrevocably waived the incremental portion of the incentive fee attributable from the TRS interest spread payments for the three months ended December 31, 2011. For the year ended September 30, 2012, after taking into account the waiver by GC Advisors of $0.6 million, the incentive fee was $6.2 million, rather than $6.8 million. The incentive fee for the years ended September 30, 2011 and 2010 was $0.3 million and $0.1 million, respectively.

Golub Capital Incorporated pays for certain expenses incurred by us. These expenses are subsequently reimbursed in cash or through a member’s equity contribution. Total expenses reimbursed by us to Golub Capital Incorporated for the years ended September 30, 2012, 2011 and 2010 were $0.5 million, $0.3 million and $0.6 million, respectively. Of these amounts, during the years ended September 30, 2012, 2011 and 2010, zero, zero and $0.2 million were reimbursed via a members’ equity contribution, respectively.

As of September 30, 2012 and 2011, included in accounts payable and accrued expenses were $40,000 and $0.1 million, respectively, for accrued expenses paid on behalf of us by Golub Capital Incorporated.

Net Realized and Unrealized Gains and Losses

The following table summarizes our net realized and unrealized gains (losses) for the periods presented:

	For the years ended September 30,			Variances
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(In thousands)
Net realized (loss) gain on investments	$(5,467)	$1,997	$(40)	$(7,464)	$2,037
Net realized gain on TRS	3,854	40	—	3,814	40
Net realized (loss) on financial futures contracts	(1,759)	—	—	(1,759)	—
Net realized (loss) gain	(3,372)	2,037	(40)	(5,409)	2,077
Unrealized (depreciation) on investments	(10,362)	(8,748)	(8,150)	(1,614)	(598)
Unrealized appreciation on investments	15,632	7,220	11,071	8,412	(3,851)
Unrealized appreciation (depreciation) on TRS	1,845	(1,845)	—	3,690	(1,845)
Unrealized appreciation (depreciation) on financial futures contracts	141	(141)	—	282	(141)
Net change in unrealized appreciation (depreciation) on investments and derivative instruments	$7,256	$(3,514)	$2,921	$10,770	$(6,435)

For the year ended September 30, 2012, we had $15.6 million in unrealized appreciation on 70 portfolio company investments, which was partially offset by $10.4 million in unrealized depreciation on 74 portfolio company investments. Unrealized depreciation during the year ended September 30, 2012 primarily resulted from the amortization of discounts and negative credit related adjustments which caused a reduction in fair value. Unrealized appreciation during the year ended September 30, 2012 resulted from an increase in fair value primarily due to the rise in market prices and a reversal of prior period unrealized depreciation. We also had $5.5 million in realized losses on investments during the year ended September 30, 2012 primarily as a result of the sale of two non-accrual investments.

For the year ended September 30, 2011, we had $8.7 million in unrealized depreciation on 76 portfolio company investments, which was partially offset by $7.2 million in unrealized appreciation on 62 portfolio company investments. Unrealized depreciation during the year ended September 30, 2011 primarily resulted from the amortization of discounts and negative credit related adjustments which caused a reduction in fair value. Unrealized appreciation during the year ended September 30, 2011 resulted from an increase in fair value primarily due to the rise in market prices and a reversal of prior period unrealized depreciation.

For the year ended September 30, 2010, we had $11.1 million in unrealized appreciation on 77 portfolio company investments, which was partially offset by $8.2 million in unrealized depreciation on 34 portfolio company investments. Unrealized appreciation during the year ended September 30, 2010 resulted from an increase in fair value primarily due to the rise in market prices and a reversal of prior period unrealized depreciation. Unrealized depreciation during the year ended September 30, 2010 primarily resulted from the amortization of discounts and negative credit related adjustments which caused a reduction in fair value.

Termination of the Total Return Swap

On April 11, 2012, we terminated the TRS that we had entered into with Citibank.

The purpose of entering into the TRS was to gain economic exposure to a portfolio of broadly syndicated loans. Generally, under the terms of a total return swap, one party agrees to make periodic payments to another party based on the change in the market value of the assets referenced by the total return swap, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate.

For the years ended September 30, 2012 and 2011, the change in the fair value of the TRS was $1.8 million and $(1.8) million, respectively. Realized gains on the TRS for the year ended September 30, 2012 were $3.9 million, which consisted of spread interest income of $2.7 million and a realized gain of $1.2 million on the sale of the referenced loans. Realized gains on the TRS for the year ended September 30, 2011 were $40,000, which consisted of spread interest income of $44,000 and a realized loss of $(4,000) on the sale of the referenced loans. As of September 30, 2011, the fair value of the TRS was $(1.8) million comprised of spread interest income of $0.6 million and an unrealized loss on the referenced loans of $(2.4) million.

Cash collateral of $19.9 million that had secured the obligations to Citibank under the TRS was returned to us and was used to fund new middle-market debt and equity investments.

Ten-Year U.S. Treasury Futures Contracts

In September of 2012, we sold our remaining ten-year U.S. Treasury futures contracts. We had entered into the futures contracts to mitigate our exposure to adverse fluctuation in interest rates related to our SBA debentures. The cash collateral underlying the futures contracts was returned to us.

Based on the daily fluctuation of the fair value of the futures contracts, we recorded an unrealized gain or loss equal to the daily fluctuation in fair value. Upon maturity or settlement of the futures contracts, we realized a gain or loss based on the difference of the fair value of the futures contracts at inception and the fair value of the futures contracts at settlement or maturity.

For the years ended September 30, 2012 and 2011, the realized loss on settlement of futures contracts was $(1.8) million and zero, respectively, and the change in unrealized appreciation (depreciation) related to the futures contracts was $0.1 million and $(0.1) million, respectively.

Liquidity and Capital Resources

For the three months ended December 31, 2012, we experienced a net increase in cash and cash equivalents of $7.5 million. During the same period, we used $72.5 million in operating activities, primarily as a result of fundings of portfolio investments of $235.3 million. This was partially offset by proceeds from principal payments and sales of portfolio investments of $145.6 million and net investment income of $9.6 million. During the same period, cash used in investment activities of $2.2 million was driven by the change in restricted cash and cash equivalents. Lastly, cash provided by financing activities was $82.2 million, primarily due to borrowings on debt of $107.7 million and proceeds from shares sold from our public offering of $43.8 million (described below), partially offset by repayments of debt of $59.5 million and distributions paid of $8.8 million.

For the three months ended December 31, 2011, we experienced a net decrease in cash and cash equivalents of $20.9 million. During the period we used $96.6 million in operating activities, primarily as a result of fundings of portfolio investments of $144.5 million. This was partially offset by proceeds from principal payments and sales of portfolio investments of $42.9 million and net investment income of $6.3 million. During the same period, cash provided by investment activities of $9.0 million was driven by the change in restricted cash and cash equivalents. Lastly, cash provided by financing activities was $66.7 million, primarily due to borrowings on debt of $74.2 million, partially offset by distributions paid of $6.6 million.

For the year ended September 30, 2012, we experienced a net decrease in cash and cash equivalents of $32.5 million. During the same period, we used $158.3 million in operating activities, primarily as a result of fundings of portfolio investments of $395.6 million. This was partially offset by proceeds from principal payments and sales of portfolio investments of $191.5 million, return of cash collateral on deposit with custodian of $21.2 million and net investment income of $27.9 million. During the same period, cash used in investment activities of $13.6 million was driven by the change in restricted cash and cash equivalents. Lastly, cash provided by financing activities was $139.4 million, primarily due to net proceeds from the follow-on offering of $57.2 million and borrowings on debt of $178.3 million, partially offset by repayments of debt of $63.7 million and distributions paid of $23.9 million.

For the year ended September 30, 2011, we experienced a net decrease in cash and cash equivalents of $14.9 million. During the same period, we used $118.1 million in operating activities, primarily as a result of fundings of portfolio investments of $326.3 million. This was partially offset by proceeds from principal payments and sales of portfolio investments of $217.9 million and net investment income of $22.8 million. During the same period, cash provided by investment activities of $8.4 million was driven by the change in restricted cash and cash equivalents. Lastly, cash provided by financing activities was $94.9 million, primarily due to net proceeds from the follow-on offering of $59.4 million and borrowings on debt of $63.7 million, partially offset by distributions paid of $23.9 million.

For the year ended September 30, 2010, we experienced a net increase in cash and cash equivalents of $61.2 million. During the same period, net cash provided by operating activities was $65.9 million, primarily as a result of principal payments and sales of portfolio investments of $181.9 million and net investment income of $23.4 million, partially offset by fundings of investments of $144.1 million. During the same period, cash used in investment activities of $1.2 million was driven by the change in restricted cash and cash equivalents. Lastly, cash used in financing activities was primarily a result of repayments of debt of $315.3 million offset by borrowing on debt of $174.0 million and proceeds from our initial public offering, net of underwriting costs of $119.0 million.

As of December 31, 2012 and September 30, 2012 and 2011, we had cash and cash equivalents of $21.4 million, $13.9 million and $46.4 million, respectively. In addition, we had restricted cash and cash equivalents of $39.2 million, $37.0 million and $23.4 million as of December 31, 2012 and September 30, 2012 and 2011, respectively. Cash and cash equivalents are available to fund new investments, pay operating expenses and pay distributions. As of December 31, 2012, $11.0 million of our restricted cash and cash equivalents could be used to fund new investments that meet the investment guidelines established in the Debt Securitization, which are described in further detail in Note 6 to our consolidated financial statements, and for the payment of interest expense on the notes issued in the Debt Securitization. $6.5 million of such restricted cash and cash equivalents was used to fund investments that meet the guidelines under the Credit Facility as well as for the payment of interest expense and revolving debt of the Credit Facility. The remaining $21.7 million of restricted cash and cash equivalents can be used to fund new investments that meet the regulatory and investment guidelines established by the SBA for our SBICs, which are described in further detail in Note 6 to our consolidated financial statements, and for interest expense and fees on our outstanding SBA debentures.

As of December 31, 2012 and September 30, 2012 and September 30, 2011, we had outstanding commitments to fund investments totaling $59.9 million, $56.5 million and $49.4 million, respectively. These amounts may or may not be funded to the borrowing party now or in the future. The unfunded commitments relate to loans with various maturity dates, but the entire amount was eligible for funding to the borrowers as of December 31, 2012 and September 30, 2012 and 2011, subject to the terms of each loan’s respective credit agreement.

In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, is at least 200% after such borrowing. On September 13, 2011, we received exemptive relief from the SEC allowing us to modify the asset coverage requirement to exclude the SBA debentures from this calculation. As such, our ratio of total consolidated assets to outstanding indebtedness may be less than 200%. This provides us with increased investment flexibility but also increases our risks related to leverage. As of September 30, 2012, our asset coverage for borrowed amounts was 263.2% (excluding the SBA debentures).

On August 6, 2012, we announced an at-the-market, or ATM, program to sell up to $50 million of shares of our common stock over a one-year time period. As of the date of this prospectus, no shares had been sold through our ATM program.

On October 16, 2012, we priced a public offering of 2,600,000 shares of our common stock at a public offering price of $15.58 per share, raising approximately $40.5 million in gross proceeds. On October 19, 2012, the transaction closed, the shares were issued, and proceeds, net of offering costs but before expenses, of $39.4 million were received. On November 14, 2012, we sold an additional 294,120 shares of our common stock at a public offering price of $15.58 per share pursuant to the underwriters’ partial exercise of the over-allotment option.

On January 15, 2013, we priced a public offering of 4,500,000 shares of our common stock at a public offering price of $15.87 per share, raising approximately $71.4 million in gross proceeds. On January 18, 2013, the transaction closed, the shares were issued, and proceeds, net of offering costs but before expenses, of $69.1 million were received. On February 20, 2013, we sold an additional 622,262 shares of our common stock at a public offering price of $15.87 per share pursuant to the underwriters’ partial exercise of the over-allotment option.

Although we expect to fund the growth of our investment portfolio through the net proceeds from future securities offerings and through our dividend reinvestment plan as well as future borrowings, to the extent permitted by the 1940 Act, we cannot assure you that our efforts to raise capital will be successful. In addition to capital not being available, it also may not be available on favorable terms.

We believe that our existing cash and cash equivalents and available borrowings as of December 31, 2012 will be sufficient to fund our anticipated requirements through at least December 31, 2013.

Debt Securitization

On July 16, 2010, we completed the Debt Securitization in which the Securitization Issuer issued $300 million of notes and, in connection with such issuance, received $300 million of consideration, consisting of $62.1 million of cash as well as loans with an aggregate outstanding loan balance of $237.9 million, which served as the initial collateral for the notes issued by the Securitization Issuer. On February 15, 2013, the Securitization Issuer entered into the Supplemental Notes Transaction to amend the Debt Securitization and amend and restate the issued Notes to allow the Securitization Issuer to (i) issue an additional $50,000,000 in Notes (increasing the Class A Notes by $29,000,000, increasing the Class B Notes by $2,000,000 and increasing the Subordinated Notes by $19,000,000), (ii) extend the reinvestment period applicable to the Securitization Issuer by two years to July 20, 2015, (iii) extend the stated maturity date of the Notes by two years to July 20, 2023 and (iv) re-price the Class A Notes to bear interest at LIBOR plus 1.74%. The additional Class A Notes of the Securitization Issuer were sold through a private placement and the additional Class B Notes and additional Subordinated Notes were retained by Holdings. We structured the Debt Securitization and the Supplemental Notes Transaction with the assistance of Wells Fargo Securities, LLC, for which Wells Fargo Securities, LLC received structuring and placement fees. The notes offered in the Debt Securitization, as amended and restated by and offered in the Supplemental Notes Transaction, were issued by the Securitization Issuer, and the Class A Notes and Class B Notes are secured by the assets held by the Securitization Issuer. The transactions were executed through a private placement of an aggregate of $203 million of Aaa/AAA Class A Notes. The Class A Notes bear interest at a rate of three-month LIBOR plus 1.74%. The aggregate of $12 million face amount of Class B Notes bear interest at a rate of three-month LIBOR plus 2.40%, and the aggregate of $135 million face amount of Subordinated Notes do not bear interest. In partial consideration for the loans transferred to the Securitization Issuer as part of the Debt Securitization and the Supplemental Notes Transaction, Holdings retained all of the Class B and Subordinated Notes, which totaled $147 million, and it retained all of the membership interests in the Securitization Issuer, which Holdings initially purchased for $250. All of the notes are scheduled to mature on July 20, 2023. As discussed below, in accordance with ASC Topic 860, Transfers and Servicing, we are required to consolidate the special purpose vehicle used in an asset-backed securitization and treat the transaction as a secured borrowing. In analyzing the relevant facts and circumstances, the purpose and design of the Debt Securitization was to facilitate the refinancing of assets that were consolidated on our balance sheet and used as collateral for the retired credit facility, or the Retired Credit Facility, which was terminated on July 16, 2010. We indirectly received the Class B Notes and Subordinated Notes in exchange for our indirect contribution of these assets to the Securitization Issuer, which consisted primarily of middle-market loans, and the proceeds from the Debt Securitization were used to repay amounts outstanding under the Retired Credit Facility as well as provide capital for new investments. GC Advisors is our investment adviser and also the collateral manager for the Securitization Issuer, which results in the “continued involvement” of us in the business of the Securitization Issuer. In addition, the investments of the Securitization Issuer constitute a substantial percentage of our total assets. As a result of this continued involvement and the fact that the investments of the Securitization Issuer constitute a substantial percentage of our assets, we consolidate the financial statements of the Securitization Issuer.

An important aspect of a debt securitization transaction is that the purchaser of the notes must become comfortable through their due diligence investigation that the sale and/or contribution of income producing assets into a special purpose entity would be considered a true sale and/or contribution or, in other words, that as a result of such sale and/or contribution, the originator no longer owns the income producing assets. This structure seeks to reduce risk to noteholders by insulating them from the credit and bankruptcy risks faced by the originator. The structure of any debt securitization is in large part intended to prevent, in the event of a bankruptcy, the consolidation in the originator’s bankruptcy case of the special purpose entity with the operations of the originator, based on equitable principles, and the noteholders must become comfortable with this analysis. As a result of this structure, debt securitization transactions frequently achieve lower overall borrowing costs than would be achieved if the borrowing had been structured as a traditional secured lending transaction.

In a typical sale transaction, the purchaser exchanges an asset for cash or some other asset, whereas in a contribution transaction, the contributor typically exchanges an asset for securities issued by the purchaser. In the Debt Securitization, we transferred the portfolio loans that comprise the collateral to Holdings in a transaction that was a partial sale and a partial capital contribution. Holdings then transferred these same portfolio loans to the Securitization Issuer in a transfer that was also a partial sale and a partial capital contribution. To the extent that we received cash proceeds from Holdings in consideration for the portfolio loans transferred to Holdings, such portion of the transfer constituted a sale. To the extent that Holdings received cash proceeds, Class B Notes and Subordinated Notes from the Securitization Issuer in consideration for the portfolio loans transferred by it to the Securitization Issuer, such portion of the transfer also constituted a sale. By contrast, to the extent that we received cash proceeds from Holdings equal to or less than the fair value of the portfolio loans transferred by us to Holdings, the difference between the fair value of such portfolio loans and the cash we received from Holdings was deemed to be a contribution to the capital of Holdings pursuant to the terms of the governing master loan sale agreement. Likewise, to the extent that the cash proceeds, Class B Notes and Subordinated Notes received by Holdings from the Securitization Issuer was less than the fair value of the portfolio loans transferred from Holdings to the Securitization Issuer, such portion of the transfer was deemed to be a contribution to the capital of the Securitization Issuer by Holdings pursuant to the terms of such master loan sale agreement. In these transactions, there were no material differences between selling and/or contributing loans or participations, viewed from the perspective of the Securitization Issuer’s ownership interests therein, as all of the ownership interests in such loans and participations were transferred to, and are now owned by, the Securitization Issuer under the terms of the master loan sale agreement, irrespective of whether such loans or participations were sold or contributed from us to Holdings and from Holdings to the Securitization Issuer.

GC Advisors, as collateral manager for the Securitization Issuer, selected the senior secured and second lien loans (or participations therein) that were transferred to the Securitization Issuer. The senior secured and second lien loans (or participations therein) were selected in accordance with the criteria set forth in the Debt Securitization documents. These are primarily objective requirements determined by the constraints of the market for collateralized debt obligations, and are generally designed to comply with regulations governing commercial lending and similar financing activities in the United States and the requirements of Rule 3a-7 under the 1940 Act.

By their terms, the Class B Notes are limited recourse secured obligations of the Securitization Issuer, with amounts, including principal and interest, payable under the Class B Notes funded solely from the income generated by the portfolio loans and other assets owned by the Securitization Issuer that secure such Class B Notes. Consequently, holders of the Class B Notes must rely solely on payments made under such portfolio loans and other assets held by the Securitization Issuer and, in the event of a portfolio loan event of default, from the proceeds of any liquidation of the collateral underlying such portfolio loans. Likewise, the Subordinated Notes are limited recourse, unsecured obligations of the Securitization Issuer payable solely from payments made under the portfolio loans and other assets held by the Securitization Issuer and, in the event of a portfolio loan event of default, from the proceeds of any liquidation of the collateral underlying such portfolio loans. Additionally, for as long as the Class A Notes and Class B Notes remain outstanding, holders of the Subordinated Notes will not generally be entitled to exercise remedies under the indenture. As an unsecured class of notes, the interests and rights of holders of the Subordinated Notes in and to the portfolio loans and other assets owned by the Securitization Issuer are subject to the prior claims of secured creditors of the Securitization Issuer and are potentially subject to or will rank equally with the claims of other unsecured creditors of the Securitization Issuer.

The Class B Notes are subordinated in right of payment on each payment date to prior payments on the Class A Notes and to certain amounts payable by the Securitization Issuer as administrative expenses. The Subordinated Notes are subordinated in right of payment on each payment date to payments on the Class A Notes and the Class B Notes as well as to certain amounts payable by the Securitization Issuer as administrative expenses and to the claims of other unsecured creditors of the Securitization Issuer.

The Securitization Issuer may only make payments on such securities to the extent permitted by the payment priority provisions of the indenture governing the notes, which generally provides that principal payments on the Class B Notes and the Subordinated Notes may not be made on any payment date unless all amounts owing under the Class A Notes are paid in full. In addition, if the Securitization Issuer does not meet the asset coverage tests or the interest coverage test set forth in the documents governing the Debt Securitization, cash would be diverted from the Class B Notes and the Subordinated Notes to first pay the Class A Notes in amounts sufficient to cause such tests to be satisfied. In addition, no payments may be made on the membership interests in any period until all required payments in respect of the Class A Notes, the Class B Notes and Subordinated Notes have been paid in full. Therefore, to the extent that any losses are suffered by noteholders as a result of losses on the portfolio loans and other assets owned by the Securitization Issuer, such losses will be borne in the first instance by the holders of the membership interests, then by the Subordinated Notes, then by the holders of the Class B Notes and lastly by the holders of the Class A Notes.

We believe that the Debt Securitization benefits from “internal” credit enhancement, meaning that holders of more senior classes of notes issued by the Securitization Issuer benefit from the terms of subordination applicable to the more junior classes of notes issued by the Securitization Issuer. Thus, the Class A Notes enjoy the benefit of credit enhancement effectively provided by the subordination provisions of the

Class B Notes and the Subordinated Notes. Likewise, the Class B Notes enjoy the benefit of credit enhancement effectively provided by the subordination provisions of the Subordinated Notes.

The Debt Securitization documents expressly provide that we and our subsidiaries (other than the Securitization Issuer) are not, and cannot be held, liable for any shortfall in payments or any defaults on any of the classes of notes issued by the Securitization Issuer in connection with the Debt Securitization because such obligations are the obligations of the Securitization Issuer only, and the sole recourse for such obligations is to the collateral owned by the Securitization Issuer rather than our assets or the assets of Holdings.

Under the terms of the documents related to the Debt Securitization, recourse to us and to Holdings is limited and generally consistent with the terms of other similarly structured finance transactions. Under the master loan sale agreement with respect to the Debt Securitization, (1) we sold and/or contributed to Holdings all of our ownership interest in certain of our portfolio loans and participations for the purchase price and other consideration set forth in the master loan sale agreement, and (2) Holdings, in turn, sold and/or contributed to the Securitization Issuer all of its ownership interest in such portfolio loans and participations for the purchase price and other consideration set forth in the master loan sale agreement. These transfers were structured by their terms to provide limited recourse to us by the Securitization Issuer relating to certain representations and warranties with respect to certain characteristics including title and quality of the portfolio loans that were transferred to the Securitization Issuer. If we breached these representations and warranties and such breach materially and adversely affected the value of the portfolio loans or the interests of holders of notes issued by the Securitization Issuer, then we could be required, within 30 days of notice or our knowledge of such breach, to (a) cure such breach in all material respects, (b) repurchase the portfolio loan or loans subject to such breach or (c) remove the portfolio loan or loans subject to such breach from the pool of loans and other assets held by the Securitization Issuer and substitute a portfolio loan or loans that meet the requirements of the Debt Securitization documents. This repurchase and substitution obligation of us constitutes the sole remedy available against us for any breach of a representation or warranty related to the portfolio loans transferred to the Securitization Issuer.

A collateral management agreement is an agreement entered into between an adviser and a debt securitization vehicle or similar issuer and sets forth the terms and conditions pursuant to which the adviser will provide advisory and/or management services with respect to the client’s securities portfolio. Under the collateral management agreement between GC Advisors and the Securitization Issuer, GC Advisors’ duties include (1) selecting portfolio loans to be acquired and selecting the portfolio loans to be sold or otherwise disposed of by the Securitization Issuer, (2) reinvesting in other portfolio loans, where appropriate, (3) instructing the trustee with respect to any acquisition, disposition or tender of, or offer with respect to, a portfolio loan or other assets received in the open market or otherwise by the Securitization Issuer and (4) performing all other tasks, and taking all other actions, that are specified in, or not inconsistent with, the duties of the collateral manager.

The Debt Securitization provided a number of benefits to us, most notably in providing financing for our portfolio loans that had been financed under the Retired Credit Facility, which was scheduled to mature on December 29, 2010, as well as an ability on our part to finance new portfolio loans acquired by the Securitization Issuer at an attractive cost. The Debt Securitization also generated additional cash for us to lend to portfolio companies because the proceeds received by us from the Debt Securitization exceeded the amount necessary to pay off the Retired Credit Facility in full.

Prior to completion of the Debt Securitization, our portfolio loans were owned by GCMF pursuant to the terms of the Retired Credit Facility. Under the terms of the Debt Securitization, we sold and/or contributed the portfolio loans formerly serving as collateral on the Retired Credit Facility to Holdings, which, in turn, sold and/or contributed them to the Securitization Issuer. Both prior to and following completion of the Debt Securitization, we have no direct ability to enforce the payment obligations on such portfolio loans. The contribution of loans and participations did not constitute a realization event under the Investment Advisory Agreement, and no incentive fee was earned as a result of the Debt Securitization.

Both the Retired Credit Facility and the Debt Securitization are similarly structured in that each entity contracted or contracts with a third party servicer to whom the vehicle has assigned voting rights related to the loans held by such entity, including rights to vote on amendments to and waivers of provisions in the credit agreements of portfolio companies. Golub Capital Incorporated, in its role as servicer for the Retired Credit Facility, was the party directly responsible for enforcing payment obligations under such portfolio loans. GC Advisors, in its role as collateral manager for the Securitization Issuer, is the party responsible for enforcing such payment obligations.

We expect to originate and acquire additional portfolio loans using the proceeds of the Debt Securitization that we did not use to repay amounts outstanding under the Retired Credit Facility or to pay the expenses of the Debt Securitization. We anticipate that such additional portfolio loans will be held by us directly or sold and/or contributed into one of our subsidiaries, which would enable us to borrow additional amounts in securitization or other structures using such portfolio loans as collateral. We believe that this approach will enable us to deploy our capital efficiently and to increase our capacity to provide financing for small to medium-sized businesses in our target market.

The Class B Notes may be transferred to: (1) “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act, who are also “qualified purchasers” as that term is defined in Section 2(a)(51) of the 1940 Act; (2) to a limited number of other institutional accredited investors within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act, who are also qualified purchasers; and (3) outside of the United States to qualified purchasers in compliance with Regulation S under the Securities Act. The Subordinated Notes may be transferred only to persons or entities that are either (x) qualified institutional buyers or (y) institutional accredited investors and, in either case, are qualified purchasers. By their terms, the Subordinated Notes may only be owned by U.S. persons. No Subordinated Note (or interests in such notes) may be acquired or owned by any person that is classified for U.S. federal income tax purposes as a disregarded entity (unless the beneficial owner of such person is a corporation that is not a subchapter S corporation or otherwise taxable as a corporation), partnership, subchapter S corporation or grantor trust unless such person obtains a legal opinion to the effect that such acquisition or ownership will not cause the Securitization Issuer to be treated as a publicly traded partnership taxable as a corporation.

Membership interests in the Securitization Issuer may be transferred only with the written consent of the designated manager of the Securitization Issuer, which is us. Even with such consent, such membership interests may not be transferred unless, simultaneously with the transfer of such membership interests: (1) a proportionate amount of the Subordinated Notes are transferred so that the ratio of the percentage interest of the Subordinated Notes so transferred to all Subordinated Notes and the ratio of the percentage interest of the membership interests so transferred to all membership interests are equal, (2) the transfers of membership interests and the Subordinated Notes referred to in this paragraph are made to the same person or entity, and (3) the percentage interest of the membership interests and the Subordinated Notes, respectively, so transferred is no less than ten percent. The membership interests and the Subordinated Notes must at all times be held in such proportion that the ratio set forth in clause (1) is always met.

As of December 31, 2012 and September 30, 2012 and 2011, the Securitization Issuer held investments in 84, 81 and 79 portfolio companies with a total fair value of $297.7 million, $290.1 million and $284.3 million, respectively. The pool of loans in the Debt Securitization must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.

SBIC Licenses

On August 24, 2010, SBIC IV received approval for a license from the SBA to operate as an SBIC. On December 5, 2012, SBIC V received a license from the SBA to operate as an SBIC. As our wholly owned subsidiaries, SBIC IV and SBIC V may rely on an exclusion from the definition of “investment company” under the 1940 Act. As such, these subsidiaries do not elect to be regulated as business development companies under the 1940 Act. SBIC IV and SBIC V have an investment objective substantially similar to ours and make similar types of investments in accordance with SBIC regulations. As SBICs, SBIC IV and SBIC V are subject to a variety of regulations and oversight by the SBA concerning the size and nature of the companies in which they may invest as well as the structures of those investments.

Prior to SBIC IV and SBIC V obtaining approval from the SBA, Golub Capital managed two SBICs licensed by the SBA for more than 14 years. The SBIC licenses allow our SBICs to incur leverage by issuing SBA-guaranteed debentures, subject to the issuance of a capital commitment and certain approvals by the

SBA and customary procedures. These debentures are non-recourse to us, have interest payable semi-annually and a ten-year maturity. The interest rate is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with ten-year maturities and is generally lower than rates on comparable bank and other debt. Under the regulations applicable to SBICs, an SBIC may have outstanding debentures guaranteed by the SBA generally in an amount of up to twice its regulatory capital, which generally equates to the amount of its equity capital. SBIC IV and SBIC V will be subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants.

Under present SBIC regulations, the maximum amount of SBA-guaranteed debentures that may be issued by multiple licensees under common management is $225.0 million and the maximum amount that may be issued by a single SBIC licensee is $150.0 million. An affiliate of the Investment Adviser manages another SBIC. As of December 31, 2012, the affiliated SBIC licensee had $41.6 million of SBA-guaranteed debentures outstanding, while SBIC IV and SBIC V had $135.0 million of and no outstanding SBA-guaranteed debentures, respectively, leaving incremental borrowing capacity of $15.0 million and $33.4 million for SBIC IV and SBIC V, respectively, under present SBIC regulations. On August 24, 2010, the date SBIC IV received its license from the SBA, the SBA restricted the affiliated SBIC licensee from making new investments. The affiliated SBIC licensee is limited to only making add-on investments in existing portfolio companies.

On January 4, 2013, SBIC V received a $37.5 million debenture capital commitment from the SBA. The commitment may be drawn upon subject to customary regulatory requirements including an examination by the SBA. This commitment provides us with an incremental source of attractive long-term capital.

On September 13, 2011, we received exemptive relief from the SEC allowing us to modify the asset coverage requirement under the 1940 Act to exclude SBA debentures from this calculation. As such, our ratio of total consolidated assets to outstanding indebtedness may be less than 200%. This provides us with increased investment flexibility, but also increases our risks related to leverage.

Revolving Credit Facility

On July 21, 2011, Funding, our wholly owned subsidiary, entered into the $75.0 million senior, secured revolving Credit Facility with Wells Fargo Securities, LLC, as administrative agent and Wells Fargo Bank, N.A., as lender. In December 2012, the Credit Facility was amended to increase the size of the Credit Facility from $75.0 million to $150.0 million.

The period from the closing date until October 21, 2013 is referred to as the reinvestment period. All amounts outstanding under the Credit Facility are required to be repaid by October 20, 2017. Through the reinvestment period, the Credit Facility bears interest at one-month LIBOR plus 2.25% per annum. After the reinvestment period, the rate will reset to LIBOR plus 2.75% per annum for the remaining term of the Credit Facility. In addition to the stated interest expense on the Credit Facility, the Company is required to pay a fee of 0.50% per annum on any unused portion of the Credit Facility up to $30.0 million and 2.00% on any unused portion in excess of $30.0 million. On January 25, 2013, the Credit Facility was amended to, among other things, amend the fee on the unused portion of the Credit Facility to 0.50% for the period from December 13, 2012 through January 28, 2013. After January 28, 2013, the Credit Facility will pay a fee of 0.50% per annum on any unused portion of the Credit Facility up to $60.0 million and 2.00% on any unused portion in excess of $60.0 million. The Credit Facility is secured by all of the assets held by Funding, and the Company has pledged its interests in Funding as collateral to Wells Fargo Bank, N.A., as the collateral agent, under an ancillary agreement to secure the obligations of the Company as the transferor and servicer under the Credit Facility. Both the Company and Funding have made customary representations and warranties and are required to comply with various covenants, reporting requirements and other customary requirements for similar credit facilities. Borrowing under the Credit Facility is subject to the leverage restrictions contained in the 1940 Act.

As of December 31, 2012 and September 30, 2012 and 2011, the Company had outstanding debt under the Credit Facility of $91.5 million, $54.8 million and $2.4 million, respectively.

We plan to transfer certain loans and debt securities we have originated or acquired from time to time to Funding through a purchase and sale agreement and may cause Funding to originate or acquire loans in the future, consistent with our investment objectives.

Portfolio Composition, Investment Activity and Yield

As of December 31, 2012 and September 30, 2012 and 2011, we had investments in 129, 121 and 103 portfolio companies, respectively, with a total value of $768.3 million, $672.9 million and $459.8 million, respectively. The following table shows the asset mix of our new originations for the three months ended December 31, 2012 and 2011:

	Three months ended December 31,
	2012		2011
	(In thousands)	Percentage of Commitments	(In thousands)	Percentage of Commitments
Senior secured	$58,251	22.2%	$49,317	30.0%
One stop	161,000	61.4	62,145	37.9
Second lien	39,410	15.0	20,731	12.6
Subordinated debt	—	—	27,075	16.5
Equity securities	3,586	1.4	4,866	3.0
Total new investment commitments	$262,247	100.0%	$164,134	100.0%

For the three months ended December 31, 2012 and 2011, we had approximately $131.6 million and $40.1 million in proceeds from principal payments of portfolio companies, respectively. For the three months ended December 31, 2012 and 2011, we had sales of securities in six and two portfolio companies aggregating approximately $14.0 and $2.8 million, respectively.

The following table shows the asset mix of our new origination commitments for the years ended September 30, 2012, 2011 and 2010:

	Years ended September 30,
	2012		2011		2010
	(In thousands)	Percentage of Commitments	(In thousands)	Percentage of Commitments	(In thousands)	Percentage of Commitments
Senior secured	$175,089	40.9%	$94,442	26.0%	$94,932	59.9%
One stop	171,060	39.9	108,374	29.8	40,862	25.8
Second lien	32,636	7.6	50,204	13.8	5,595	3.5
Subordinated debt	37,490	8.8	104,065	28.6	14,336	9.1
Equity securities	11,931	2.8	6,783	1.8	2,636	1.7
Total new investment commitments	$428,206	100.0%	$363,868	100.0%	$158,361	100.0%

The following table summarizes portfolio composition and investment activity as of and for the years ended September 30, 2012, 2011 and 2010:

	As of and for the years ended September 30,
	2012	2011	2010
	(in thousands)
Investments, at fair value	$672,910	$459,827	$344,869
Number of portfolio investments (at period end)	121	103	94
New investment fundings	$395,556	$326,260	$144,098
Principal payments and sales of portfolio investments	$191,509	$217,884	$181,850

The following table shows the par, amortized cost and fair value of our portfolio of investments, excluding derivative instruments, by asset class:

	As of December 31, 2012(1)			As of September 30, 2012(1)			As of September 30, 2011(1)
	Par	Amortized Cost	Fair Value Value	Par	Amortized Cost	Fair Value	Par	Amortized Cost	Fair Value
	(In thousands)
Senior secured:
Performing	$250,066	$246,108	$246,819	$274,846	$270,209	$272,461	$203,647	$201,018	$200,940
Non-accrual(2)	5,182	4,766	2,071	5,733	5,527	1,528	9,078	8,711	2,891
One stop:
Performing	366,734	360,274	363,560	267,393	262,876	265,705	178,854	176,393	177,880
Non-accrual(2)	—	—	—	—	—	—	—	—	—
Second lien(3):
Performing	81,514	79,568	81,313	44,267	42,775	44,108	21,922	21,531	21,922
Non-accrual(2)	403	382	133	589	573	259	—	—	—
Subordinated debt:
Performing	48,755	48,098	49,318	65,989	65,005	65,989	46,804	45,888	46,804
Non-accrual(2)	3,091	3,001	289	2,870	2,810	1,435	—	—	—
Equity	N/A	23,429	24,839	N/A	20,066	21,425	N/A	9,420	9,390
Total	$755,745	$765,626	$768,342	$661,687	$669,841	$672,910	$460,305	$462,961	$459,827

(1)	11, 14 and 14 of our loans included a feature permitting a portion of the interest due on such loan to be PIK interest as of December 31, 2012, September 30, 2012 and September 30, 2011, respectively.
(2)	We refer to a loan as non-accrual when we cease recognizing interest income on the loan because we have stopped pursuing repayment of the loan or, in certain circumstances, it is past due 90 days or more on principal and interest or our management has reasonable doubt that principal or interest will be collected. See “— Critical Accounting Policies — Revenue Recognition.”
(3)	Second lien loans included $14.7 million, $14.0 million and $12.3 million of loans structured as first lien last out term loans as of December 31, 2012, September 30, 2012 and September 30, 2011, respectively.

The following table shows the weighted average rate, spread over LIBOR of floating rate, fixed rate and fees of investments originated and the weighted average rate of sales and payoffs of portfolio companies during the three months ended December 31, 2012 and 2011 and the years ended September 30, 2012, 2011 and 2010:

	Three months ended December 31,		Years ended September 30,
	2012	2011	2012	2011	2010
Weighted average rate of new investment fundings(1)(2)	8.3%	9.7%	8.9%	8.5%	7.8%
Weighted average spread over LIBOR of new floating rate investment fundings(1)(2)	6.9	7.3	7.0%	6.4%	6.2%
Weighted average rate of new fixed rate investment fundings	—	14.2	13.6%	13.6%	14.0%
Weighted average fees of new investment fundings	1.8	2.5	2.0%	1.6%	1.7%
Weighted average rate of sales and payoffs of portfolio companies	8.2	7.5	7.6%	6.3%	6.5%

(1)	For the year ended September 30, 2012, we have excluded $20.4 million of broadly syndicated loans held for short term investment purposes. These loans had a weighted average rate of 2.6% and a weighted average spread over LIBOR of 2.2%. Had we included the broadly syndicated loans in these rates, for the year ended September 30, 2012, our weighted average rate of new investments would have been 8.6%, and our weighted average spread over LIBOR would have been 6.7%.

(2)	For the year ended September 30, 2011, we have excluded $22.0 million of broadly syndicated loans held for short term investment purposes. These loans had a weighted average rate of 3.9% and a weighted average spread over LIBOR of 3.3%. Had we included the broadly syndicated loans in these rates, for the year ended September 30, 2011, our weighted average rate of new investments would have been 8.1%, and our weighted average spread over LIBOR would have been 5.9%.

For the three months ended December 31, 2012 and 2011, the weighted average annualized interest income (which excludes income resulting from amortization of fees and discounts) yield on the fair value of income producing loans in our portfolio was 9.7% and 9.3%, respectively. As of December 31, 2012, 90.3% and 89.7% of our portfolio at fair value and at cost, respectively, had interest rate floors that limit the minimum applicable interest rates on such loans.

For the years ended September 30, 2012, 2011 and 2010, the weighted average interest income (which excludes income resulting from amortization of fees and discounts) yield on the fair value of income producing loans in our portfolio was 9.3%, 8.6% and 8.4%, respectively. As of September 30, 2012, 84.4% and 83.7% of our debt portfolio at fair value and at cost, respectively, had interest rate floors that limit the minimum applicable interest rates on such loans. As of September 30, 2011, 78.8% and 79.0% of our portfolio at fair value and at cost, respectively, had interest rate floors that limited minimum interest rates on such loans.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of our significant contractual payment obligations as of December 31, 2012 is as follows:

	Payments Due by Period (In millions)
	Total	Less Than 1 Year	1-3 Years	3-5 Years(1)	More Than 5 Years(1)
Debt Securitization	$174.0	$—	$—	$—	$174.0
SBA debentures	135.0	—	—	—	135.0
Credit Facility	91.5	—	—	91.5	—
Unfunded commitments(2)	59.9	59.9	—	—	—
Total contractual obligations	$460.4	$59.9	$—	$91.5	$309.0

(1)	The notes offered in the Debt Securitization are scheduled to mature on July 20, 2021. The SBA debentures are scheduled to mature between March 2021 and September 2022. The Credit Facility is scheduled to mature on October 20, 2017.
(2)	Unfunded commitments represent all amounts unfunded as of December 31, 2012. These amounts may or may not be funded to the borrowing party now or in the future. The unfunded commitments relate to loans with various maturity dates, but we are showing this amount in the less than one year category, as this entire amount was eligible for funding to the borrowers as of December 31, 2012.

We may become a party to financial instruments with off-balance sheet risk in the normal course of our business to meet the financial needs of our portfolio companies. These instruments may include commitments to extend credit and involve, to varying degrees, elements of liquidity and credit risk in excess of the amount recognized in the balance sheet. As of December 31, 2012 and September 30, 2012 and 2011, we had outstanding commitments to fund investments totaling $59.9 million, $56.5 million and $49.4 million, respectively.

We have certain contracts under which we have material future commitments. We have entered into the Investment Advisory Agreement with GC Advisors in accordance with the 1940 Act. The Investment Advisory Agreement became effective upon the pricing of our initial public offering, was amended and restated on July 16, 2010 in order to offset fees payable in connection with the Debt Securitization against the base management fee and was re-approved by our board of directors on February 5, 2013. Under the Investment Advisory Agreement, GC Advisors provides us with investment advisory and management services. For these services, we pay (1) a management fee equal to a percentage of the average adjusted value of our gross assets and (2) an incentive fee based on our performance. To the extent that GC Advisors or any of its affiliates provides investment advisory, collateral management or other similar services to a subsidiary of ours, we intend to reduce the base management fee by an amount equal to the product of (1) the total fees paid to GC Advisors by such subsidiary for such services and (2) the percentage of such subsidiary’s total equity that is owned, directly or indirectly, by us.

We also entered into the Administration Agreement with GC Service Company, LLC as our administrator on April 14, 2010. Effective February 5, 2013, we consented to the assignment by GC Service Company, LLC of the Administration Agreement to Golub Capital LLC, following which Golub Capital LLC serves as our Administrator. Under the Administration Agreement, which was re-approved by our board of directors on February 5, 2013, the Administrator furnishes us with office facilities and equipment, provides us clerical, bookkeeping and record keeping services at such facilities and provides us with other administrative services necessary to conduct our day-to-day operations. We reimburse the Administrator for the allocable portion (subject to the review and approval of our board of directors) of overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs. The Administrator also provides on our behalf significant managerial assistance to those portfolio companies to which we are required to offer to provide such assistance.

If any of the contractual obligations discussed above are terminated, our costs under any new agreements that we enter into may increase. In addition, we would likely incur significant time and expense in locating alternative parties to provide the services we receive under our Investment Advisory Agreement and our Administration Agreement. Any new investment advisory agreement would also be subject to approval by our stockholders.

Distributions

In order to qualify as a RIC and to avoid corporate-level U.S. federal income tax on the income we distribute to our stockholders, we are required under the Code to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our net stockholders on an annual basis. Additionally, we must meet the annual distribution requirements of the U.S. federal excise tax rules. We intend to make quarterly distributions to our stockholders as determined by our board of directors.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of our distributions from time to time. In addition, we may be limited in our ability to make distributions due to the asset coverage requirements applicable to us as a business development company under the 1940 Act. If we do not distribute a certain percentage of our income annually, we will suffer adverse U.S. federal income tax consequences, including the possible loss of our qualification as a RIC. We cannot assure stockholders that they will receive any distributions.

To the extent our taxable earnings fall below the total amount of our distributions for that fiscal year, a portion of those distributions may be deemed a return of capital to our stockholders for U.S. federal income tax purposes. Thus, the source of a distribution to our stockholders may be the original capital invested by the stockholder rather than our income or gains. Stockholders should read any written disclosure accompanying a dividend payment carefully and should not assume that the source of any distribution is our ordinary income or gains. For the year ended September 30, 2012, $1,072, or $0.04 per share, of our distributions to stockholders represented a return of capital.

We have adopted an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a distribution, then our stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock unless a stockholder specifically “opts out” of our dividend reinvestment plan. If a stockholder opts out, that stockholder will receive cash distributions. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, stockholders participating in our dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following items as critical accounting policies.

Valuation of Portfolio Investments

We value investments for which market quotations are readily available at their market quotations. However, a readily available market value is not expected to exist for many of the investments in our portfolio, and we value these portfolio investments at fair value as determined in good faith by our board of directors under our valuation policy and process. We may seek pricing information with respect to certain of our investments from pricing services or brokers or dealers in order to value such investments. We also employ independent third party valuation firms for all of our investments for which there is not a readily available market value.

Valuation methods may include comparisons of the portfolio companies to peer companies that are public, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, discounted cash flow, the markets in which the portfolio company does business and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we will consider the pricing indicated by the external event to corroborate the private equity valuation. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from values that may ultimately be received or settled.

Our board of directors is ultimately and solely responsible for determining, in good faith, the fair value of investments that are not publicly traded, whose market prices are not readily available on a quarterly basis or any other situation where portfolio investments require a fair value determination.

With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:

•	Our quarterly valuation process begins with each portfolio company investment being initially valued by the investment professionals of GC Advisors responsible for credit monitoring.
•	Preliminary valuation conclusions are then documented and discussed with our senior management and GC Advisors.
•	The audit committee of our board of directors reviews these preliminary valuations.
•	At least once annually, the valuation for each portfolio investment is reviewed by an independent valuation firm.
•	The board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith.

The factors that are taken into account in fair value pricing investments include: available current market data, including relevant and applicable market trading and transaction comparables; applicable market yields and multiples; security covenants; call protection provisions; information rights; the nature and realizable value of any collateral; the portfolio company’s ability to make payments, its earnings and discounted cash flows and the markets in which it does business; comparisons of financial ratios of peer companies that are public; comparable merger and acquisition transactions; and the principal market and enterprise values.

Determination of fair values involves subjective judgments and estimates. Under current auditing standards, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements.

We follow Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, as amended, for measuring fair value. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the assets or liabilities or market and the assets’ or liabilities’ complexity. Our fair value analysis includes an analysis of the value of any unfunded loan commitments. Assets and liabilities are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the asset or liability as of the measurement date. The three levels are defined as follows:

Level 1:	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2:	Inputs include quoted prices for similar assets or liabilities in active markets and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the assets or liabilities.
Level 3:	Inputs include significant unobservable inputs for the assets or liabilities and include situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value are based upon the best information available and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s or a liability’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and we consider factors specific to the asset or liability. We assess the levels of investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfers. There were no transfers among Level 1, 2 and 3 of the fair value hierarchy for investments during the three months ended December 31, 2012 and 2011 or the years ended September 30, 2012, 2011 and 2010. The following section describes the valuation techniques used by us to measure different assets and liabilities at fair value and includes the level within the fair value hierarchy in which the assets and liabilities are categorized.

Level 1 assets and liabilities are valued using quoted market prices. Level 2 assets and liabilities are valued using market consensus prices that are corroborated by observable market data and quoted market prices for similar assets and liabilities. Level 3 assets and liabilities are valued at fair value as determined in good faith by our board of directors, based on input of management, the audit committee and independent valuation firms that have been engaged at the direction of our board of directors to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing twelve-month period under a valuation policy and a consistently applied valuation process. This valuation process is conducted at the end of each fiscal quarter, with approximately 25% (based on fair value) of our valuation of debt and equity securities without readily available market quotations subject to review by an independent valuation firm. Cash and cash equivalents held at large financial institutions and futures contracts that are valued based on quoted market prices in active markets were valued using Level 1 inputs of the fair value hierarchy. All other assets and liabilities as of December 31, 2012 and September 30, 2012 and 2011 were valued using Level 3 inputs of the fair value hierarchy.

When valuing Level 3 debt and equity investments, we may take into account the following factors, where relevant, in determining the fair value of the investments: the enterprise value of a portfolio company, the nature and realizable valuable of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons to publicly traded securities, and changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made and other relevant factors. In addition, for certain debt and equity investments, we may base our valuation on indicative bid and ask prices provided by an independent third party pricing service. Bid prices reflect the highest price that we and others may be willing to pay. Ask prices represent the lowest price that we and others may be willing to accept for an investment. We generally uses the midpoint of the bid/ask range as our best estimate of fair value of such investment.

Fair value of our debt is estimated by discounting remaining payments using applicable market rates or market quotes for similar instruments at the measurement date, if available.

Due to the inherent uncertainty of determining the fair value of Level 3 assets and liabilities that do not have a readily available market value, the fair value of the assets and liabilities may differ significantly from the values that would have been used had a market existed for such assets and liabilities and may differ materially from the values that may ultimately be received or settled. Further, such assets and liabilities are generally subject to legal and other restrictions or otherwise are less liquid than publicly traded instruments. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize significantly less than the value at which such investment had previously been recorded.

Our investments, borrowings and derivatives are subject to market risk. Market risk is the potential for changes in the value due to market changes. Market risk is directly impacted by the volatility and liquidity in the markets in which the investments, borrowings and derivatives are traded.

Revenue Recognition

Our revenue recognition policies are as follows:

Investments and Related Investment Income:  Our board of directors determines the fair value of our portfolio of investments. Interest income is accrued based upon the outstanding principal amount and contractual interest terms of debt investments. Premiums, discounts, and origination fees are amortized or accreted into interest income over the life of the respective debt investment. For investments with contractual PIK interest, which represents contractual interest accrued and added to the principal balance that generally becomes due at maturity, we do not accrue PIK interest if the portfolio company valuation indicates that the PIK is not likely to be collectible. Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies.

We account for investment transactions on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the cost basis of investment, without regard to unrealized gains or losses previously recognized. We report changes in fair value of investments from the prior period that are measured at fair value as a component of the net change in unrealized appreciation (depreciation) on investments in our consolidated statement of operations.

We record the fair value of the futures contracts based on the unrealized gain or loss of the reference securities of the futures contracts. Upon maturity or settlement of the futures contracts, we will realize a gain or loss based on the difference of the fair value of the futures contracts at inception and the fair value of the futures contracts at settlement or expiration. This gain or loss would be included on the consolidated statements of operations as net realized gain (loss) on derivative instruments.

We recorded the fair value of our investment in the TRS based on the unrealized gain or loss of the reference securities of the TRS. For GAAP purposes, realized gains and losses on the TRS were composed of any gains or losses on the referenced portfolio of loans as well as the net interest received or owed at the time of the quarterly settlement. For GAAP purposes, unrealized gains and losses on the TRS were composed of the net interest income earned or interest expense owed during the period that was not previously settled as well as the change in fair value of the referenced portfolio of loans.

Non-accrual:  Loans may be left on accrual status during the period we are pursuing repayment of the loan. Management reviews all loans that become past due 90 days or more on principal and interest or when there is reasonable doubt that principal or interest will be collected for possible placement on non-accrual status. We generally reverse accrued interest when a loan is placed on non-accrual. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. We restore non-accrual loans to accrual status when past due principal and interest is paid and, in our management’s judgment, are likely to remain current. The total fair value of our non-accrual loans was $2.5 million, $3.2 million and $2.9 million as of December 31, 2012 and September 30, 2012 and 2011, respectively.

Income Taxes

We have elected to be treated as a RIC under Subchapter M of the Code and operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, we are required to meet certain source of income and asset diversification requirements and timely distribute to our stockholders at least 90% of investment company taxable income, as defined by the Code, for each year. We have made and intend to continue to make the requisite distributions to our stockholders, which will generally relieve us from U.S. federal income taxes.

Depending on the level of taxable income earned in a tax year, we may choose to retain taxable income in excess of current year distributions into the next tax year in an amount less than what would trigger payments of federal income tax under Subchapter M of the Code. We would then pay a 4% excise tax on such income, as required. To the extent that we determine that our estimated current year annual taxable income may exceed estimated current year distributions, we accrue excise tax, if any, on estimated excess taxable income as taxable income is earned.

Because federal income tax regulations differ from GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary. Permanent differences are reclassified within capital accounts in the financial statements to reflect their tax character. Temporary differences arise when certain items of income, expense, gain or loss are recognized at some time in the future. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to financial market risks, including changes in interest rates. During the period covered by our predecessor’s financial statements, many of the loans in our portfolio had floating interest rates, and we expect that our loans in the future may also have floating interest rates. These loans are usually based on a floating LIBOR and typically have interest rate re-set provisions that adjust applicable interest rates under such loans to current market rates on a quarterly basis. In addition, the Class A Notes issued as a part of the Debt Securitization have a floating interest rate provision based on 3-month LIBOR that resets quarterly and the Credit Facility has a floating interest rate provision based on 1-month LIBOR that resets daily, and we expect that other credit facilities into which we enter in the future may have floating interest rate provisions.

Assuming that the consolidated statement of financial condition as of December 31, 2012 were to remain constant and that we took no actions to alter our existing interest rate sensitivity, the following table shows the annualized impact of hypothetical base rate changes in interest rates.

Change in interest rates	Increase (decrease) in interest income	Increase (decrease) in interest expense	Net increase (decrease) in investment income
	(in thousands)
Down 25 basis points	$(52)	$(664)	$612
Up 100 basis points	449	2,655	(2,206)
Up 200 basis points	6,495	5,309	1,186
Up 300 basis points	13,272	7,964	5,308

Although we believe that this analysis is indicative of our existing sensitivity to interest rate changes, it does not adjust for changes in the credit market, credit quality, the size and composition of the assets in our portfolio and other business developments, including borrowing under the Debt Securitization or other borrowings, that could affect net increase in net assets resulting from operations, or net income. Accordingly, we can offer no assurances that actual results would not differ materially from the analysis above.

We may in the future hedge against interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts to the extent permitted under the 1940 Act and applicable commodities laws. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to the investments in our portfolio with fixed interest rates.

Senior Securities

Information about our senior securities is shown for each of the years indicated in the below table:

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
		(In thousands)
Retired Credit Facility
September 30, 2008	$123,083	$1,137	—	N/A
September 30, 2009	$315,306	$1,294	—	N/A
TRS
September 30, 2011	$77,986	$8,120	—	N/A
Debt Securitization
September 30, 2010	$174,000	$2,487	—	N/A
September 30, 2011	$174,000	$3,620	—	N/A
September 30, 2012	$174,000	$4,165	—	N/A
December 31, 2012	$174,000	$4,701	—	N/A
Credit Facility
September 30, 2011	$2,383	$263,101	—	N/A
September 30, 2012	$54,800	$13,283	—	N/A
December 31, 2012	$91,450	$8,979	—	N/A
SBA Debentures
September 30, 2011	$61,300	$10,313	—	N/A
September 30, 2012	$123,500	$5,886	—	N/A
December 31, 2012	$135,000	$6,028	—	N/A
Total Debt(5)
September 30, 2012	$228,800	$2,632	—	N/A
December 31, 2012	$265,450	$2,574	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)	Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.
(3)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.
(4)	Not applicable because such senior securities are not registered for public trading.
(5)	These amounts exclude the SBA debentures pursuant to exemptive relief we received from the SEC on September 13, 2011.

PRICE RANGE OF COMMON STOCK

Our common stock began trading on April 15, 2010 and is currently traded on The NASDAQ Global Select Market under the symbol “GBDC”. The following table lists the high and low closing sale price for our common stock, the closing sale price as a percentage of net asset value, or NAV, and quarterly distributions per share since shares of our common stock began being regularly quoted on The NASDAQ Global Select Market.

Period	NAV(1)	Closing Sales Price		Premium of High Sales Price to NAV(2)	Premium (Discount) of Low Sales Price to NAV(2)	Declared Distributions(4)
		High	Low
Fiscal year ended September 30, 2010
Third quarter(3)	$14.67	$14.85	$12.85	1.2%	(12.4)%	$0.24
Fourth quarter	$14.71	$15.30	$13.83	4.0%	(6.0)%	$0.31
Fiscal year ended September 30, 2011
First quarter	$14.74	$17.95	$15.44	21.8%	4.7%	$0.31
Second quarter	$14.75	$17.60	$15.78	19.3%	7.0%	$0.32
Third quarter	$14.75	$16.30	$14.40	10.5%	(2.4)%	$0.32
Fourth quarter	$14.56	$15.81	$14.00	8.6%	(3.8)%	$0.32
Fiscal year ended September 30, 2012
First quarter	$14.53	$16.00	$14.16	10.1%	(2.5)%	$0.32
Second quarter	$14.69	$15.95	$14.57	8.6%	(0.8)%	$0.32
Third quarter	$14.58	$15.18	$14.25	4.1%	(2.3)%	$0.32
Fourth quarter	$14.60	$16.00	$15.05	9.6%	3.1%	$0.32
Fiscal year ending September 30, 2013
First quarter	$14.66	$16.32	$14.75	11.3%	0.6%	$0.32
Second quarter (through March 5, 2013)	N/A	16.66	15.82	N/A	N/A	$0.32

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.
(2)	Calculated as of the respective high or low closing sales price divided by the quarter end NAV.
(3)	From April 15, 2010 (initial public offering) to June 30, 2010.
(4)	Includes a return of capital for tax purposes of approximately $0.06 per share for the fiscal year ended September 30, 2010 and $0.04 per share for the fiscal year ended September 30, 2012.

Shares of business development companies may trade at a market price that is less than the NAV that is attributable to those shares. Our shares traded on The NASDAQ Global Select Market at $15.98, $15.90, $14.85 and $15.30 as of December 31, 2012 and September 30, 2012, 2011 and 2010, respectively. Our NAV was $14.66, $14.60, $14.56 and $14.71 as of December 31, 2012 and September 30, 2012, 2011 and 2010, respectively. The possibility that our shares of common stock will trade at a discount from net asset value or at a premium that is unsustainable over the long term is separate and distinct from the risk that our net asset value will decrease. It is not possible to predict whether our shares will trade at, above or below net asset value in the future.

On March 5, 2013, the last reported closing price of our common stock was $16.50 per share. As of March 5, 2013 we had 345 stockholders of record.

THE COMPANY

General

We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. In addition, for tax purposes, we have elected to be treated as a RIC under Subchapter M of the Code. We were formed in November 2009 to continue and expand the business of our predecessor, GCMF, which commenced operations in July 2007, to make investments in senior secured, one stop, second lien and subordinated loans of middle-market companies that are, in most cases, sponsored by private equity firms.

Our investment objective is to maximize the total return to our stockholders in the form of current income and capital appreciation through debt and minority equity investments. We intend to achieve our investment objective by (1) accessing the established loan origination channels developed by Golub Capital, a leading lender to middle-market companies with over $7.0 billion of capital under management, (2) selecting investments within our core middle-market company focus, (3) partnering with experienced private equity firms, or sponsors, in many cases with whom we have invested alongside in the past, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital.

As of December 31, 2012, our portfolio at fair value was comprised of 32.4% senior secured loans, 47.3% one stop loans, 10.6% second lien loans, 6.5% subordinated loans and 3.2% equity. As of September 30, 2012, our portfolio at fair value was comprised of 40.7% senior secured loans, 39.5% one stop loans, 6.6% second lien loans, 10.0% subordinated loans and 3.2% equity. As of September 30, 2011, our portfolio at fair value was comprised of 44.3% senior secured loans, 38.7% one stop loans, 4.8% second lien loans, 10.2% subordinated loans and 2.0% equity.

We seek to create a diverse portfolio that includes senior secured, one stop, second lien and subordinated loans and warrants and minority equity securities by investing approximately $5 to $25 million of capital, on average, in the securities of middle-market companies. We may also selectively invest more than $25 million in some of our portfolio companies and generally expect that the size of our individual investments will vary proportionately with the size of our capital base.

In the current environment, we continue to focus on one stop investments given the greater principal protection from the first lien nature of these loans. However, we have recently seen some compelling risk/reward opportunities in subordinated debt.

Our Adviser

Our investment activities are managed by our investment adviser, GC Advisors. GC Advisors is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. GC Advisors was organized in September 2008 and is a registered investment adviser under the Advisers Act. Under the Investment Advisory Agreement, we pay GC Advisors a base management fee and an incentive fee for its services. See “Management Agreements — Management Fee” for a discussion of the base management fee and incentive fee, including the cumulative income incentive fee and the income and capital gains incentive fee, payable by us to GC Advisors. Unlike most closed-end funds whose fees are based on assets net of leverage, our base management fee is based on our average adjusted gross assets (including leverage, unrealized depreciation or appreciation on derivative instruments, and cash collateral on deposit with the custodian but adjusted to exclude cash and cash equivalents so that investors do not pay the base management fee on such assets) and, therefore, GC Advisors benefits when we incur debt or use leverage. Additionally, under the incentive fee structure, GC Advisors benefits when capital gains are recognized and, because it determines when a holding is sold, GC Advisors controls the timing of the recognition of capital gains. Our board of directors is charged with protecting our interests by monitoring how GC Advisors addresses these and other conflicts of interest associated with its management services and compensation. While not expected to review or approve each borrowing, our independent directors periodically review GC Advisors’ services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether our fees and expenses (including those related to leverage) remain appropriate. See “Management Agreements — Board Approval of the Investment Advisory Agreement.”

GC Advisors is an affiliate of Golub Capital and has entered into the Staffing Agreement with two Golub Capital affiliates, Golub Capital Incorporated and Golub Capital LLC. Under the Staffing Agreement, these companies make experienced investment professionals available to GC Advisors and provide access to the senior investment personnel of Golub Capital and its affiliates. The Staffing Agreement provides GC Advisors with access to deal flow generated by Golub Capital and its affiliates in the ordinary course of their businesses and commits the members of GC Advisors’ investment committee to serve in that capacity. As our investment adviser, GC Advisors is obligated to allocate investment opportunities among us and its other clients fairly and equitably over time in accordance with its allocation policy. See “Related Party Transactions and Certain Relationships.” However, there can be no assurance that such opportunities will be allocated to us fairly or equitably in the short term or over time. GC Advisors seeks to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Golub Capital’s investment professionals.

Golub Capital LLC

Golub Capital LLC, an affiliate of GC Advisors, provides the administrative services necessary for us to operate. The Administrator furnishes us with office facilities and equipment and provides us clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Under the Administration Agreement, the Administrator performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records we are required to maintain and preparing our reports to our stockholders and reports filed with the SEC. In addition, the Administrator also assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns, printing and disseminating reports to our stockholders and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. The Administrator may retain third parties to assist in providing administrative services to us. To the extent that the Administrator outsources any of its functions, we pay the fees associated with such functions on a direct basis without profit to the Administrator. We reimburse the Administrator for the allocable portion (subject to the review and approval of our board of directors) of the Administrator’s overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions, and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs. The Administrator also provides on our behalf significant managerial assistance to those portfolio companies to which we are required to provide such assistance.

About Golub Capital

Golub Capital, founded in 1994, is a leading lender to middle-market companies. Golub Capital has been ranked a “Top 3” Traditional Middle Market Bookrunner every year from 2008 through 2012 by Thomson Reuters LPC for senior secured loans of up to $100 million for leveraged buyouts (based on number of deals completed). In addition, in 2012, Golub Capital was awarded The Association for Corporate Growth (ACG) New York Champion’s Award for “Senior Lender Firm of the Year.” These awards do not constitute an endorsement by any such organization of the securities being offered by this prospectus. Golub Capital has over $7.0 billion of capital under management, with a team of 57 investment professionals dedicated to U.S. middle-market lending in Chicago and New York.

Since its inception, Golub Capital has closed deals with over 150 middle-market sponsors and repeat transactions with over 90 sponsors. We believe that Golub Capital enjoys robust deal flow. Golub Capital received notice of approximately 1,600 potential investments in both 2011 and 2012, many of which we believe were proprietary or relationship-based opportunities.

Golub Capital has a long track record of investing in one stop and junior capital financings, which is our long-term investment focus. Golub Capital invested more than $3.6 billion in one stop and subordinated transactions across a variety of market environments and industries between 2001 and September 30, 2012. As of December 31, 2012, Golub Capital had debt and equity investments in 129 portfolio companies. Golub

Capital has developed expertise in industries such as business and consumer services, consumer products, defense, value-added distribution, healthcare services, manufacturing, media and restaurants.

Golub Capital’s middle-market lending group is managed by a four-member senior management team consisting of Lawrence E. Golub, David B. Golub, Andrew H. Steuerman and Gregory W. Cashman. As of December 31, 2012, Golub Capital’s 57 investment professionals had an average of over 11 years of investment experience and were supported by 94 administrative and back office personnel that focus on operations, finance, legal and compliance, accounting and reporting, marketing, information technology and office management.

Market Opportunity

We intend to pursue an investment strategy focused on investing in senior secured, one stop, second lien and subordinated loans of, and warrants and minority equity securities in, U.S. middle-market companies. We believe the economic recession and the recent dislocation in U.S. credit markets have provided excellent conditions for middle-market lending. We find the middle-market attractive for the following reasons:

Target Market.  We believe that small and middle-market companies in the United States with annual revenues between $10 million and $2.5 billion represent a significant growth segment of the U.S. economy and often require substantial capital investments to grow. Middle-market companies have generated a significant number of investment opportunities for investment funds managed or advised by Golub Capital, and we believe that this market segment will continue to produce significant investment opportunities for us.

Specialized Lending Requirements.  We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the experience of our management team, lending to U.S. middle-market companies (1) is generally more labor intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies, (2) requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle-market and (3) may also require more extensive ongoing monitoring by the lender.

Demand for Debt Capital.  We believe there is a large pool of uninvested private equity capital for middle-market companies. We expect private equity firms will seek to leverage their investments by combining equity capital with senior secured loans and subordinated debt from other sources.

Pricing and Deal Structures.  We believe that as a result of current macroeconomic issues such as the downgrade of U.S. debt, a weakened U.S. economy and the European sovereign debt crisis, there has been reduced access to, and availability of, debt capital to middle-market companies, which has resulted in attractive pricing and deal structures. We believe these market conditions may continue to create favorable opportunities to invest at attractive risk-adjusted returns.

Competitive Strengths

Deep, Experienced Management Team.  We are managed by GC Advisors, which, as of December 31, 2012, had access through the Staffing Agreement to the resources and expertise of Golub Capital’s 151 employees, led by our chairman, Lawrence E. Golub, and our chief executive officer, David B. Golub. As of December 31, 2012, the 57 investment professionals of Golub Capital had an average of over 11 years of investment experience and were supported by 94 administrative and back office personnel that focus on operations, finance, legal and compliance, accounting and reporting, marketing, information technology, and office management. Golub Capital seeks to hire and retain high-quality investment professionals and reward those personnel based on investor returns. In 2012, Golub Capital was awarded The Association for Corporate Growth (ACG) New York Champion’s Award for “Senior Lender Firm of the Year.” This award does not constitute an endorsement by such organization of the securities being offered by this prospectus.

Leading U.S. Debt Platform Provides Access to Proprietary Relationship-Based Deal Flow.  GC Advisors gives us access to the deal flow of Golub Capital, one of the leading middle-market lenders in the United States. Golub Capital has been ranked a “Top 3” Traditional Middle Market Bookrunner every year from 2008 through the third calendar quarter of 2012 by Thomson Reuters LPC for senior secured loans of up to $100 million for leveraged buyouts (based on number of deals completed). We believe this market position makes Golub Capital the first choice lender to many sponsors. Since its inception, Golub Capital has closed deals with over 150 middle-market sponsors and repeat transactions with over 90 sponsors. We believe that Golub Capital receives relationship-based “early looks” and “last looks” at many investment opportunities in the U.S. middle-market market, allowing it to be highly selective in the transactions it pursues.

Disciplined Investment and Underwriting Process.  GC Advisors utilizes the established investment process of Golub Capital for reviewing lending opportunities, structuring transactions and monitoring investments. Using its disciplined approach to lending, GC Advisors seeks to minimize credit losses through effective underwriting, comprehensive due diligence investigations, structuring and the implementation of restrictive debt covenants. We expect that GC Advisors will select borrowers whose businesses will retain significant value, even in a depressed market or a distressed sale. We intend to reduce risk further by focusing on proven, successful sponsors. While emphasizing thorough credit analysis, we intend to maintain strong relationships with sponsors by offering rapid initial feedback from senior investment professionals to each investment opportunity shown to us.

Regimented Credit Monitoring.  Following each investment, GC Advisors implements a regimented credit monitoring system. This careful approach, which involves ongoing review and analysis by teams of professionals, has enabled us to identify problems early and to assist borrowers before they face difficult liquidity constraints. If necessary, GC Advisors can assume the role of deal sponsor in a work-out situation and has extensive restructuring experience, both in and out of bankruptcy. We believe in the need to prepare for possible negative contingencies in order to address them promptly should they arise.

Concentrated Middle-Market Focus.  Because of our focus on the middle-market, we understand the following general characteristics of middle-market lending:

•	middle-market companies are generally less leveraged than large companies and, we believe, offer more attractive investment returns in the form of upfront fees, prepayment penalties and higher interest rates;
•	middle-market issuers are more likely to have simple capital structures;
•	carefully structured covenant packages enable middle-market lenders to take early action to remediate poor financial performance; and
•	middle-market lenders can undertake thorough due diligence investigations prior to investment.

Investment Criteria/Guidelines

Our investment objective is to generate current income and capital appreciation, by investing primarily in senior secured, one stop, second lien and subordinated loans of, and warrants and minority equity securities in, U.S. middle-market companies. We seek to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a broad range of industries and private equity investors.

We primarily target U.S. middle-market companies controlled by private equity investors that require capital for growth, acquisitions, recapitalizations, refinancings and leveraged buyouts. We may also make opportunistic loans to independently owned and publicly held middle-market companies. We seek to partner with strong management teams executing long-term growth strategies. Target businesses will typically exhibit some or all of the following characteristics:

•	annual EBITDA of $5 million to $50 million;
•	sustainable leading positions in their respective markets;
•	scalable revenues and operating cash flow;
•	experienced management teams with successful track records;
•	stable, predictable cash flows with low technology and market risks;
•	a substantial equity cushion in the form of capital ranking junior to our investment;
•	low capital expenditures requirements;

•	a North American base of operations;
•	strong customer relationships;
•	products, services or distribution channels having distinctive competitive advantages;
•	defensible niche strategy or other barriers to entry; and
•	demonstrated growth strategies.

While we believe that the criteria listed above are important in identifying and investing in prospective portfolio companies, not all of these criteria will be met by each prospective portfolio company.

Investment Process Overview

We view our investment process as consisting of four distinct phases described below:

Origination.  GC Advisors sources investment opportunities through access to a network of over 10,000 individual contacts developed in the financial services and related industries by Golub Capital and managed through a proprietary customer relationship database. Among these contacts is an extensive network of private equity firms and relationships with leading middle-market senior lenders. The senior deal professionals of Golub Capital supplement these leads through personal visits and marketing campaigns. It is their responsibility to identify specific opportunities, to refine opportunities through candid exploration of the underlying facts and circumstances and to apply creative and flexible thinking to solve clients’ financing needs. Golub Capital’s origination personnel are located in two offices across the United States. Each originator maintains long-standing customer relationships and is responsible for covering a specified target market. We believe those originators’ strength and breadth of relationships across a wide range of markets generate numerous financing opportunities, which we believe enables GC Advisors to be highly selective in recommending investments to us.

Credit Evaluation.  We utilize the systematic, consistent approach to credit evaluation developed by Golub Capital, with a particular focus on determining the value of a business in a downside scenario. The key criteria that we consider include (1) strong and resilient underlying business fundamentals, (2) a substantial equity cushion in the form of capital ranking junior in right of payment to our investment and (3) a conclusion that overall “downside” risk is manageable. While the size of this equity cushion will vary over time and across industries, the equity cushion generally sought by GC Advisors today is between 35% and 50% of total portfolio capitalization. We generally focus on the criteria developed by Golub Capital for evaluating prospective portfolio companies. In evaluating a particular company, we put more emphasis on credit considerations (such as (1) loan-to-value ratio (which is the amount of our loan divided by the enterprise value of the company in which we are investing), (2) the ability of the company to maintain a liquidity cushion through economic cycles and in downside scenarios, (3) the ability of the company to service its fixed charge obligations under a variety of scenarios and (4) its anticipated strategic value in a downturn) than on profit potential and loan pricing. Our due diligence process for middle-market credits will typically entail:

•	a thorough review of historical and pro forma financial information,
•	on-site visits,
•	interviews with management and employees,
•	a review of loan documents and material contracts,
•	third-party “quality of earnings” accounting due diligence,
•	when appropriate, background checks on key managers and research relating to the company’s business, industry, markets, customers, suppliers, products and services and competitors, and
•	the commission of a third-party market studies when appropriate.

The following chart illustrates the stages of Golub Capital’s evaluation and underwriting process:

ILLUSTRATIVE DEAL EVALUATION PROCESS

FUND INVESTMENTS

Execution.  In executing transactions for us, GC Advisors utilizes the due diligence process developed by Golub Capital. Through a consistent approach to credit evaluation and careful attention to the details of execution, it seeks to close deals as fast or faster than competitive financing providers while maintaining discipline with respect to credit, pricing and structure to ensure the ultimate success of the financing. Upon completion of due diligence, the investment team working on an investment delivers a memorandum to GC Advisors’ investment committee. Once an investment has been approved by the investment committee on a consensus basis, it moves through a series of steps generally, including initial documentation using standard document templates and the establishment of negotiating boundaries, final documentation, including resolution of business points and the execution of original documents held in escrow. Upon completion of final documentation, a loan is funded upon the execution of an investment committee memorandum by members of GC Advisors’ investment committee.

Monitoring.  We view active portfolio monitoring as a vital part of our investment process. We consider board observation rights, where appropriate, regular dialogue with company management and sponsors and detailed, internally generated monitoring reports to be critical to our performance. Golub Capital has developed a monitoring template that is designed to reasonably ensure compliance with these standards. This template is used by GC Advisors as a tool to assess investment performance relative to our investment plan. In addition, our portfolio companies may rely on us to provide them with financial and capital markets expertise.

As part of the monitoring process, GC Advisors regularly assesses the risk profile of each of our investments and rates each of them based on an internal system developed by Golub Capital and its affiliates. This system is not generally accepted in our industry or used by our competitors. It is based on the following categories, which we refer to as GC Advisors’ investment performance rating:

Risk Ratings Definition
Rating	Definition
5	Involves the least amount of risk in our portfolio. The borrower is performing above expectations and the trends and risk factors are generally favorable.
4	Involves an acceptable level of risk that is similar to the risk at the time of origination. The borrower is generally performing as expected and the risk factors are neutral to favorable.
3	Involves a borrower performing below expectations and indicates that the loan’s risk has increased somewhat since origination. The borrower may be out of compliance with debt covenants; however; loan payments are generally not past due.
2	Involves a borrower performing materially below expectations and indicates that the loan’s risk has increased materially since origination. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 180 days past due).
1	Involves a borrower performing substantially below expectations and indicates that the loan’s risk has substantially increased since origination. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Loans rated 1 are not anticipated to be repaid in full and we will reduce the fair market value of the loan to the amount we anticipate will be recovered.

For any investment rated 1, 2 or 3, GC Advisors will increase its monitoring intensity and prepare regular updates for the investment committee, summarizing current operating results and material impending events and suggesting recommended actions.

GC Advisors monitors and, when appropriate, changes the investment performance ratings assigned to each investment in our portfolio. In connection with our valuation process, GC Advisors reviews these investment performance ratings on a quarterly basis, and our board of directors reviews and affirms such ratings.

The following table shows the distribution of our investments on the 1 to 5 investment performance rating scale at fair value as of December 31, 2012 and September 30, 2012 and 2011:

	December 31, 2012		September 30, 2012		September 30, 2011
Investment Performance Rating	Investments at Fair Value (In thousands)	Percentage of Total Investments	Investments at Fair Value (In thousands)	Percentage of Total Investments	Investments at Fair Value (In thousands)(1)	Percentage of Total Investments
5	$107,548	14.0%	145,414	21.6%	$49,691	10.8%
4	612,624	79.7	468,182	69.6	360,259	78.7
3	43,924	5.7	55,149	8.2	45,141	9.9
2	2,047	0.3	340	0.1	2,891	0.6
1	2,199	0.3	3,825	0.5	—	—
Total	$768,342	100.0%	672,910	100.0%	$457,982	100.0%

(1)	The fair value of the total return swap, or TRS, at September 30, 2011 was $(1.8) million. We did not have an investment in a TRS as of December 31, 2012 or September 30, 2012. The TRS is included in the above table with an investment performance rating of 4 as of September 30, 2011.

Investment Committee

The purpose of GC Advisors’ investment committee, which is comprised of officers of GC Advisors, is to evaluate and approve all of our investments, subject to the oversight of our board of directors. The investment committee process is intended to bring the diverse experience and perspectives of the committee’s members to the analysis and consideration of each investment. The investment committee currently consists of Lawrence E. Golub, David B. Golub, Andrew H. Steuerman and Gregory W. Cashman. The investment committee serves to provide investment consistency and adherence to our core investment philosophy and policies. The investment committee also determines appropriate investment sizing and suggests ongoing monitoring requirements.

In addition to reviewing investments, investment committee meetings serve as a forum to discuss credit views and outlooks. Potential transactions and deal flow are reviewed on a regular basis. Members of the investment team are encouraged to share information and credit views with the investment committee early in their analysis. We believe this process improves the quality of the analysis and assists the deal team members to work more efficiently.

Each transaction is presented to the investment committee in a formal written report. All of our new investments must be approved by a consensus of the investment committee. Each member of the investment committee performs a similar role for other investment funds, accounts or other investment vehicles, collectively referred to as accounts, sponsored or managed by Golub Capital and its affiliates.

Investment Structure

Once we have determined that a prospective portfolio company is suitable for investment, we work with the management of that company and its other capital providers to structure an investment. We negotiate among these parties to agree on how our investment is expected to perform relative to the other capital in the portfolio company’s capital structure.

We structure our investments, which typically have maturities of three to seven years, as follows:

Senior Secured Loans.  We structure these investments as senior secured loans. We obtain security interests in the assets of the portfolio company that serve as collateral in support of the repayment of such loans. This collateral may take the form of first-priority liens on the assets of the portfolio company borrower. Our senior secured loans may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity. Under market conditions as of the date of this prospectus, we expect that the interest rate on senior secured loans will generally range between 4% and 6% over applicable LIBOR. In addition, we expect that senior secured loans will include LIBOR floors that will generally range from 0% to 1.5%.

One Stop Loans.  We structure our one stop loans as senior secured loans. We obtain security interests in the assets of the portfolio company that serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of the portfolio company. One stop loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. One stop loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases, we are the sole lender, or we together with our affiliates are the sole lenders, of one stop loans, which can afford us additional influence over the borrower in terms of monitoring and, if necessary, remediation in the event of underperformance. Under market conditions as of the date of this prospectus, we expect that the interest rate on one stop loans will generally range between 6% and 8% (reflecting a blending of rates appropriate for the senior and junior debt exposures inherent in a one stop loan) over applicable LIBOR. In addition, we expect that one stop loans will include LIBOR floors that will generally range from 0% to 1.5%.

Second Lien Loans.  We structure these investments as junior, secured loans. We obtain security interests in the assets of the portfolio company that serve as collateral in support of the repayment of such loans. This collateral may take the form of second priority liens on the assets of a portfolio company. Second lien loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Under market conditions as of the date of this prospectus, we expect that the interest rate on second lien loans will generally range between 8% and 12%.

Subordinated Loans.  We structure these investments as unsecured, subordinated loans that provide for relatively high, fixed interest rates that provide us with significant current interest income. These loans typically have interest-only payments (often representing a combination of cash pay and PIK interest), with amortization of principal deferred until loan maturity. Subordinated loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity.

Subordinated investments are generally more volatile than secured loans and may involve a greater risk of loss of principal. In addition, the PIK interest of many subordinated loans, which effectively operates as negative amortization of loan principal, thereby increases credit risk exposure over the life of the loan. Under market conditions as of the date of this prospectus, we expect that the interest rate on subordinated loans will generally range between 11% and 14%.

Minority Equity Securities and Warrants.  In some cases, we may also receive options to buy a minority equity interest or nominally priced warrants in the portfolio company in connection with a loan. As a result, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure such warrants to include provisions protecting our rights as a minority-interest holder as well as a “put,” or right to sell such securities back to the issuer, upon the occurrence of specified events. In many cases, we may also seek to obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

We tailor the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its operating results. We seek to limit the downside potential of our investments by:

•	selecting investments that we believe have a very low probability of loss;
•	requiring a total return on our investments (including both interest and potential equity appreciation) that we believe will compensate us appropriately for credit risk; and
•	negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with the preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or rights to a seat on the board of directors under some circumstances.

We expect to hold most of our investments to maturity or repayment, but we may exit some of our investments earlier if a liquidity event occurs, such as a sale, recapitalization or worsening of the credit quality of the portfolio company.

Investments

We seek to create a diverse portfolio that includes senior secured, one stop, second lien and subordinated loans and warrants and minority equity securities by investing approximately $5 million to $25 million of capital, on average, in the securities of middle-market companies. Set forth below is a list of our ten largest portfolio company investments as of December 31, 2012, as well as the top ten industries in which we were invested as of December 31, 2012, in each case calculated as a percentage of our total investments as of such date.

Portfolio Company	Fair Value of Investment (in thousands)	Percentage of Total Investments
National Healing Corporation	$22,663	2.9%
Navex Global, Inc.	18,860	2.5%
Ascensus, Inc.	17,731	2.3%
Massage Envy, LLC	17,703	2.3%
Focus Brands Inc.	17,731	2.3%
DTLR, Inc.	17,304	2.3%
Entrust, Inc./Entrust Limited	16,727	2.2%
IntegraMed America, Inc.	15,173	2.0%
Starplex Operating, L.L.C.	14,617	1.9%
Benihana, Inc.	14,337	1.9%
	$172,446	22.4%

Industry	Fair Value of Investment (in thousands)	Percentage of Total Investments
Healthcare, Education and Childcare	$131,826	17.2%
Retail Stores	105,913	13.8%
Diversified Conglomerate Service	96,202	12.5%
Electronics	63,174	8.2%
Beverage, Food and Tobacco	52,936	6.9%
Personal, Food and Miscellaneous Services	46,807	6.1%
Leisure, Amusement, Motion Pictures, Entertainment	41,557	5.4%
Diversified Conglomerate Manufacturing	38,326	5.0%
Finance	29,049	3.8%
Personal and Non-Durable Consumer Products	27,488	3.6%
	$633,278	82.4%

Managerial Assistance

As a business development company, we offer, and must provide upon request, managerial assistance to our portfolio companies. This assistance could involve monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. The Administrator or an affiliate of the Administrator provides such managerial assistance on our behalf to portfolio companies that request this assistance. We may receive fees for these services and reimburse the Administrator or an affiliate of the Administrator, as applicable, for its allocated costs in providing such assistance, subject to the review and approval by our board of directors, including our independent directors.

Competition

Our primary competitors in providing financing to middle-market companies include public and private funds, other business development companies, commercial and investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company or to the source-of-income, asset diversification and distribution requirements we must satisfy to maintain our qualification as a RIC.

We use the expertise of the investment professionals of Golub Capital and its affiliates to which we have access to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, the relationships of the senior members of Golub Capital and its affiliates enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we invest. For additional information concerning the competitive risks we face, see “Risk Factors — Risks Relating to our Business and Structure — We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.”

Administration

We do not have any direct employees, and our day-to-day investment operations are managed by GC Advisors. We have a chief executive officer, chief financial officer and chief compliance officer and, to the extent necessary, our board of directors may elect to hire additional personnel going forward. Our officers are employees of Golub Capital LLC, an affiliate of GC Advisors, and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs are paid by us pursuant to the Administration Agreement. Some of our executive officers described under “Management” are also officers of GC Advisors. See “Management Agreements — Administration Agreement.”

Properties

We do not own any real estate or other physical properties materially important to our operation. Our headquarters are located at 150 South Wacker Drive, Suite 800, Chicago, IL 60606 and are provided by the Administrator pursuant to the Administration Agreement. We believe that our office facilities are suitable and adequate to our business.

Legal Proceedings

We, GC Advisors and the Administrator are not currently subject to any material legal proceedings.

PORTFOLIO COMPANIES

The following table sets forth certain information as of December 31, 2012 for each portfolio company in which we had an investment. The general terms of our equity investments are described in “The Company —  Investment Structure.” Other than these investments, our only formal relationships with our portfolio companies are the managerial assistance that we may provide upon request and the board observer or participation rights we may receive in connection with our investment. We do not “control”, as defined in the 1940 Act, any of our portfolio companies. We are an “affiliated person”, as defined in the 1940 Act, of one portfolio company. In general, under the 1940 Act, we would “control” a portfolio company if we owned, directly or indirectly, more than 25.0% of its voting securities and would be an “affiliate” of a portfolio company if we owned, directly or indirectly, five percent or more of its voting securities. The loans in our current portfolio were either originated or purchased in the secondary market by Golub Capital and its affiliates. As of December 31, 2012, there were 84 portfolio companies with a total fair value of $297.7 million securing the notes issued as part of the Debt Securitization. The pool of loans in the Debt Securitization must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)		Percentage of Class Held(2)
ABP Corporation 19 Fid Kennedy Avenue Boston, MA 02210	Beverage, Food and Tobacco	Senior Secured Term A Loan*	6.75% (LIBOR+5.25%)	06/2016	$4,524		—
		Senior Revolver	N/A(3) (LIBOR+5.25%)	06/2016	—
ABRA, Inc. 6601 Shingle Creek Parkway, Suite 200 Minneapolis, MN 55427	Automobile	Subordinated Delayed Draw Term Loan	13.50 (4)	04/2017	966		—
		Subordinated Debt	13.50%(4)	04/2017	9,623		—
		LLC Interest	—	—	1,836		1.8%
Aderant North America, Inc. 3525 Piedmont Rd NE, Atlanta, GA 30305	Aerospace and Defense	Senior Secured Term Loan*	7.25% (PRIME+4.00%)	12/2018	4,484		—
Advanced Pain Management Holdings, Inc. 4131 W. Loomis Road Suite 300 Greenfield, WI 53221	Healthcare, Education and Childcare	Subordinated Debt	14.00%(4)	06/2016	7,999		—
		Common Stock	—	—	—		1.2%
		Preferred Stock	—	—	1,445		1.2%
Affordable Care Inc. 4990 Highway 70 West Kinston, NC 28504	Personal, Food and Miscellaneous Services	Senior Secured Revolver	N/A(3) (LIBOR+4.75%)	12/2017	(3	)(5)	—
		Senior Secured Term Loan	7.00% (LIBOR+4.75%)	12/2018	3,523		—
Agility Recovery Solutions Inc. 2101 Rexford Road, Suite 350E Charlotte, NC 28211	Diversified Conglomerate Manufacturing	One Stop Term Loan	8.00% (LIBOR+6.75%)	12/2017	5,416		—
		One Stop Revolver	N/A(3)(LIBOR+6.75%)	12/2017	(7	)(5)	—
AGData, L.P. 2100 Rexford Road Suite 300 Charlotte, NC 28211	Farming and Agriculture	One Stop Term Loan	7.75% (LIBOR+6.25%)	08/2016	2,774		—
Alegeus Technologies, LLC 1601 Trapelo Road South Building Waltham, MA 02451	Healthcare, Education and Childcare	Senior Secured Term Loan*	6.50% (LIBOR+5.00%)	08/2018	871		—

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)		Percentage of Class Held(2)
American Driveline Systems, Inc. 201 Gibraltar Road Horsham, PA 19044	Automobile	Senior Secured Term Loan*	7.00% (LIBOR+5.50%)	01/2016	2,762		—
		Senior Secured Revolver	7.75% (PRIME+4.50%)	01/2016	313		—
Ameriqual Group, LLC 18200 Highway 41 N Evanville, IN 47725	Beverage, Food and Tobacco	Senior Secured Term Loan A*	6.50% (LIBOR+5.00%)	03/2016	1,685		—
		Senior Secured Term Loan B*	9.00% (LIBOR+7.50%)	03/2016	754
API Healthcare Corporation 1550 Innovation Way Hartford, WI 53027	Diversified Conglomerate Service	One Stop Last Out Term Loan*	10.61% (LIBOR+9.11%)	02/2017	9,464		—
Ascensus, Inc. 200 Dryden Road Dresher, PA 19025	Finance	Senior Secured First Lien Term Loan*	8.00% (LIBOR+6.75%)	12/2018	17,731		—
ASP PDM Acquisition Co. LLC 2800 Melby Street Eau Claire, WI 54703	Buildings and Real Estate	Senior Secured Term Loan*	7.75% (LIBOR+6.25%)	12/2013	338		—
AssuredPartners Capital, Inc. 200 Colonial Center Pkwy, Suite 150 Lake Mary, FL 32726	Insurance	Senior Secured Term Loan A*	6.50% (LIBOR+5.25%)	05/2018	1,511		—
		Senior Secured Delayed Draw Term Loan C	N/A(3) (LIBOR+5.75%)	11/2018	(19	)(5)
Atkins Nutritionals, Inc. 1050 17th Street Suite 1000 Denver, CO 80265	Beverage, Food and Tobacco	Secured Lien Term Loan B*	10.19% (LIBOR+8.69%)	12/2015	6,121		—
		LLC Interest	—	—	746		0.5%
Automatic Bar Controls, Inc. 790 Eubanks Drive Vacaville, CA 95688	Personal, Food and Miscellaneous Services	Senior Secured Term Loan A*	7.26% (LIBOR+5.75%)	03/2016	933		—
		Senior Secured Revolver	N/A(3) (LIBOR+5.75%)	03/2016	(6	)(5)	—
Avatar International, LLC 1000 Primera Boulevard Suite 3144 Lake Mary, FL 32746	Healthcare, Education and Childcare	One Stop Term Loan*	8.75% (LIBOR+7.50%)	09/2016	7,804		—
		One Stop Revolver	N/A(3) (LIBOR+7.50%)	09/2016	—		—
		One Stop First Incremental Term Loan	9.25% (LIBOR+8.00%)	09/2016	1,684		—
		LP Interest	—	—	695		1.1%
Barcelona Restaurants, LLC(10) 22 Elizabeth Street Norwalk, CT 06830	Retail Stores	One Stop Term A Loan*	11.50% (LIBOR+10.00%)	03/2017	4,952		—
		One Stop Revolver	N/A(3) (LIBOR+10.00%)	03/2017	—		—
		LP Interest	—	—	2,538		7.4%
Benetech, Inc. 2245 Sequoia Drive Suite 300 Aurora, IL 60506	Mining, Steel, Iron and Non-Precious Metals	One Stop Term Loan*	7.25% (LIBOR+6.00%)	10/2017	6,503		—
		One Stop Revolver	N/A(3) (LIBOR+6.00%)	10/2017	(6	)(5)	—

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)		Percentage of Class Held(2)
Benihana, Inc. 8685 NW 53rd Terrace #201 Miami, FL 33166	Retail Stores	One Stop Revolver	9.25% (LIBOR+8.00%)	08/2017	182		—
		One Stop Term Loan*	9.25% (LIBOR+8.00%)	02/2018	13,456		—
		LLC Interest	—	—	699		0.6%
Bonddesk Group LLC One Lovell Avenue Mill Valley, CA 94941	Finance	Senior Secured Term Loan B*	6.50% (LIBOR+5.00%)	09/2016	995		—
Brasa (Holdings) Inc. 14881 Quorum Drive Suite 750 Dallas, TX 75254	Personal, Food and Miscellaneous Services	Senior Secured Term B Loan*	7.50% (LIBOR+6.25%)	07/2019	5,113		—
Campus Management Acquisition Corp. 777 Yamato Road Boca Raton, FL 33431	Healthcare, Education and Childcare	Second Lien Term Loan	8.55% (LIBOR+6.80%)	09/2015	4,662		—
Candy Intermediate Holdings, Inc. 7301 W. Harrison Street Forest Park, IL 60130	Beverage, Food and Tobacco	Senior Secured Term Loan B	7.51% (LIBOR+6.25%)	06/2018	5,039		—
Cape Electrical Supply LLC P.O. Box 677 489 Kell Farm Drive Cape Girardeau, MO 63702	Electronics	Senior Secured Term Loan A*	7.00% (LIBOR+5.75%)(4)	06/2013	1,332		—
Capital Vision Services, LLC 1950 Old Gallows Road, Suite 520 Vienna, VA 22182	Insurance	One Stop Delayed Draw Term Loan	N/A(3) (LIBOR+7.25%)	12/2017	(19	)(5)	—
		One Stop Revolver	8.50% (LIBOR+7.25%)	12/2017	366		—
		One Stop Term Loan A	8.50% (LIBOR+7.25%)	12/2017	13,257		—
		LLC Interest	—	—	402		0.6%
Captive Resources Midco, LLC 201 East Commerce Drive Schaumburg, IL 60173	Insurance	Senior Secured Term Loan*	6.75% (LIBOR+5.50%)	10/2017	3,543		—
		Senior Secured Revolver	N/A(3) (LIBOR+5.50%)	10/2017	(4	)(5)	—
		LLC Units	—	—	121		0.1%
Chase Industries, Inc. 10021 Commerce Park Dr, West Chester, OH	Diversified Conglomerate Manufacturing	One Stop Last Out Term Loan*	6.75% (LIBOR+5.75%)	11/2017	11,667		—
CLP Auto Interior Corporation 6868 Acco Street Montebello, CA 90640	Automobile	Senior Secured Term Loan A*	4.96% (LIBOR+4.75%)	06/2013	2,975		—
Compass Group Diversified Holdings, LLC(7) 61 Wilton Road Second Floor Westport, CT 06880	Finance	Senior Secured Term Loan B*	6.25% (LIBOR+5.00%)	10/2017	8,413		—
Competitor Group Holdings, Inc. 4477 Waples Street Suite 160 San Diego, CA 92011	Leisure, Amusement, Motion Pictures and Entertainment	One Stop Revolver	9.50% (LIBOR+7.50%)	11/2018	(52	)(5)	—
		One Stop Delay Draw Term Loan	N/A(3) (LIBOR+8.00%)	11/2018	869		—

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)		Maturity	Fair Value (Dollars in Thousands)		Percentage of Class Held(2)
		One Stop Term Loan A*	9.50% (LIBOR+8.00%)		11/2018	12,645		—
		LLC Interest	—		—	708		0.5%
Consona Holdings, Inc. 450 East 96th Street Suite 300 Indianapolis, IN 46240	Diversified Conglomerate Service	Senior Secured Term Loan A*	6.75% (LIBOR+5.50%)		08/2018	1,078		—
		Senior Secured Term Loan B*	7.25% (LIBOR+6.00%)		08/2018	1,563		—
		Senior Secured Revolver	N/A(3) (LIBOR+5.50%)		08/2017	—		—
DDC Center Inc. 1001 DDC Way Fairfield, OH 45014	Healthcare, Education and Childcare	One Stop Term Loan*	9.50% (LIBOR+6.50%)		10/2014	8,134		—
		One Stop Revolver	10.75% (PRIME+5.25%)		10/2013	182		—
Delta Educational Systems, Inc. 144 Business Park Drive Suite 201 Virginia Beach, VA 23462	Healthcare, Education and Childcare	Senior Secured Term Loan*	8.00% (PRIME+4.75%)		12/2016	2,071		—
Dialysis Newco, Inc. 424 Church Street Suite 1900 Nashville, TN 37219	Healthcare, Education and Childcare	Subordinated Debt	13.00	%(4)	09/2018	8,839		—
		LLC Interest	—		—	932		—
Digital Technology International, LLC 1180 N. Mountain Spring Parkway Springville, UT 84663	Printing and Publishing	One Stop Revolver	9.25% (PRIME+6.00%)		09/2016	891		—
		One Stop Term Loan	8.75% (LIBOR+7.25%)		09/2016	6,033		—
Document Technologies, LLC 2 Ravinia Drive Atlanta, GA 30346	Diversified Conglomerate Service	Senior Secured Revolver	N/A(3) (LIBOR+5.00%)		12/2016	—		—
		Senior Secured Term Loan	6.50% (LIBOR+5.00%)		12/2016	4,992
		LLC Interest	—		—	536		0.2%
Dr. Miracles, Inc. 183 Madison Avenue Suite 405 New York, NY 10016	Personal and Non Durable Consumer Products	One Stop Term Loan A*	8.00% (LIBOR+5.50%)(4)		03/2014	2,702		—
DTLR, Inc. (fka Levtran) 7455-N New Ridge Road Hanover, MD 21076	Retail Stores	Secured Lien Term Loan A*	11.00% (LIBOR+8.00%)		12/2015	17,304		—
EAG, Inc. 810 Kifer Road Sunnyvale, CA 94086	Diversified Conglomerate Service	Secured Term Loan*	6.75% (PRIME+3.50%)		07/2017	2,560		—
Ecommerce Industries, Inc. 4400 Alliance Gateway Freeway, Suite 154 Fort Worth, TX 76177	Electronics	One Stop Last Out Delay Draw Term Loan B	N/A(3) (LIBOR+6.75%)		10/2016	—		—
		One Stop Last Out Term Loan A*	9.64% (LIBOR+8.39%)		10/2016	13,352		—
Encore Rehabilitation Services, LLC 30230 Orchard Lake Road Suite 140 Farmington Hills, MI 48334	Healthcare, Education and Childcare	One Stop Term Loan	7.50% (LIBOR+6.25%)		06/2017	5,144		—
		One Stop Revolver	N/A(3) (LIBOR+6.25%)		06/2017	(10	)(5)	—

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)		Percentage of Class Held(2)
		LLC Interest	—	—	270		1.1%
Entrust, Inc./Entrust Limited 5400 LBJ Freeway Suite 1340 Dallas, TX 75240	Electronics	Second Lien Term Loan*	10.75% (LIBOR+9.50%)	04/2019	5,204		—
		Second Lien Term Loan*	10.75% (LIBOR+9.50%)	04/2019	11,523		—
Evolution1, Inc. 22 Waterville Road Avon, CT 06001	Insurance	Senior Secured Delayed Draw Term Loan	N/A(3) (LIBOR+4.75%)	06/2016	—		—
		Senior Secured Revolver	6.25% (LIBOR+4.75%)	06/2016	89		—
		Senior Secured Term Loan*	6.25% (LIBOR+4.75%)	06/2016	4,596		—
Express Oil Change, LLC 190 West Valley Avenue Birmingham, AL 35209	Automobile	Senior Secured Term Loan*	6.75% (PRIME+3.50%)	12/2017	1,870		—
		Senior Secured Delayed Draw Term Loan	N/A(3) (PRIME+3.50%)	12/2017	(5	)(5)	—
		Senior Secured Revolver	6.75% (PRIME+3.50%)	12/2017	148		—
		LLC Interest	—	—	77		—
Extreme Fitness, Inc.(8) 8281 Vonge Street Thornhill, Ontario L3T 267	Leisure, Amusement, Motion Pictures, Entertainment	Subordinated Debt	14.50%(4)(6)	11/2015	289		—
		Senior Secured Priority Priming Loan	8.00%	12/2012	596		—
Federal-Mogul Corporation(7) 26555 Northwestern Highway Southfield, MI 48033	Automobile	Senior Secured Tranche B Term Loan	2.15% (LIBOR+1.94%)	12/2014	1,821		—
		Senior Secured Tranche C Term Loan	2.15% (LIBOR+1.94%)	12/2015	929		—
First Watch Restaurants, Inc. 9027 Town Center Parkway Bradenton, FL 34202	Beverage, Food and Tobacco	One Stop Delayed Draw Term Loan	8.75% (LIBOR+7.50%)	12/2016	421		—
		One Stop Revolver	N/A(3) (LIBOR+7.50%)	12/2016	—		—
		One Stop Term Loan*	9.75% (PRIME+6.50%)	12/2016	11,472		—
		Common Stock	—	—	746		1.1%
Focus Brands Inc. 200 Glenridge Point Parkway, Suite 200 Atlanta, GA 30342	Personal, Food and Miscellaneous Services	Second Lien Term Loan	10.25% (LIBOR+9.00%)	08/2018	11,474		—
		Senior Secured First Lien Term Loan	6.27% (LIBOR+5.00%)	02/2018	5,857		—
Fort Dearborn Company 1530 Morse Avenue Elk Grove, IL 60007	Containers, Packaging and Glass	Senior Secured Term Loan A*	6.00% (LIBOR+4.75%)	10/2017	50		—
		Senior Secured Term Loan B*	6.50% (LIBOR+5.25%)	10/2018	192		—
		Senior Secured Term Loan A*	6.00% (LIBOR+4.75%)	10/2017	481		—

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)		Percentage of Class Held(2)
		Senior Secured Term Loan B*	6.50% (LIBOR+5.25%)	10/2018	1,843		—
G & H Wire Company, Inc. 2165 Earlywood Drive Franklin, IN 46131	Healthcare, Education and Childcare	Senior Secured Term Loan*	7.00% (LIBOR+5.50%)	11/2016	8,915		—
		Senior Secured Revolver	N/A(3) (LIBOR+5.50%)	11/2016	—		—
		LP Interest	—	—	102		0.2%
Global Claims Services, Inc. 6745 Phillips Industrial Boulevard Jacksonville, FL 32256	Building and Real Estate	Senior Secured Term Loan*	6.25% (LIBOR+5.00%)	06/2018	829		—
		Senior Secured Revolver	N/A(3) (LIBOR+5.00%)	06/2018	—		—
Goode Seed Co-Invest, LLC 5209 SE International Way Milwaukie, OR 97222	Beverage, Food and Tobacco	LLC Units	—	—	356		3.4%
HighJump Acquisition LLC 6455 City West Parkway Eden Prairie, MN 55344	Diversified Conglomerate Service	One Stop Delayed Draw Term Loan	N/A(3) (LIBOR+8.75%)	07/2016	—		—
		One Stop Term Loan B	10.00% (LIBOR+8.75%)	07/2016	5,427		—
Hospitalists Management Group, LLC 4535 Dressler Road NW Canton, OH 44718	Healthcare, Education and Childcare	Senior Secured Acquisition Loan	6.00% (LIBOR+4.50%)	05/2017	410		—
		Senior Secured Revolver	6.00% (LIBOR+4.50%)	05/2017	173		—
		Senior Secured Term Loan	6.00% (LIBOR+4.50%)	05/2017	3,649		—
		Common Stock	—	—	32		—	(9)
Hosting.com, Inc. 1400 Glenarm Place Suite 100 Denver, CO 80202	Telecommunications	Senior Secured Revolver	N/A(3) (LIBOR+4.50%)	10/2016	—		—
		Senior Secured Term Loan*	5.75% (LIBOR+4.50%)	10/2016	827		—
The Hygenic Corporation 1245 Home Avenue Akron, OH 44310	Personal and Non- Durable Consumer Products	Senior Secured Term Loan*	6.25% (LIBOR+5.00%)	10/2018	3,380		—
		Senior Secured Revolver	N/A(3) (LIBOR+5.00%)	10/2017	(4	)(5)	—
		LP Interest	—	—	61		—	(9)
IL Fornaio (America) Corporation 770 Tamalpais Drive Suite 400 Corte Madera, CA 94925	Beverage, Food and Tobacco	Senior Secured Term Loan*	6.50% (LIBOR+5.25%)	06/2017	4,423		—
ILC Dover, LP One Moonwalker Road Frederica, DE 19946	Aerospace and Defense	Senior Secured Revolver	7.02% (LIBOR+5.75%)	07/2017	606		—
		Senior Secured Term Loan	7.01% (LIBOR+5.75%)	07/2017	4,349		—
		Senior Secured Revolver	8.00% (PRIME+4.75%)	07/2017	80		—

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)	Percentage of Class Held(2)
IntegraMed America, Inc. 2 Manhattanville Road Purchase, NY 10577	Healthcare, Education and Childcare	One Stop Revolver	N/A(3) (LIBOR+7.25%)	09/2017	—	—
		One Stop Term Loan A*	8.50% (LIBOR+7.25%)	09/2017	14,566	—
		Common Stock	—	—	607	0.7%
Integrated DNA Technologies, Inc. 1710 Commercial Park Coralville, IA 52241	Chemicals, Plastic and Rubber	Subordinated Debt	14.00%(4)	04/2015	2,167	—
It’Sugar LLC 3155 SW 10th Street Suite A Deerfield Beach, FL 33442	Beverage, Food and Tobacco	Senior Secured Term Loan	10.00% (LIBOR+8.50%)	04/2017	4,245	—
		Subordinated 2012 Convertible Notes	8.00%	10/2017	2,270	—
John Henry Holdings Inc. 150 East 52nd St, 28th Floor New York, NY 10022	Containers, Packaging and Glass	Second Lien Term Loan	10.25% (LIBOR+9.00%)	06/2020	1,152	—
Julio & Sons Company 1101 N Brower Suite 160 Irving, TX 75061	Beverage, Food and Tobacco	One Stop Delayed Draw Term B Loan	N/A(3) (LIBOR+5.50%)	09/2014	—	—
		One Stop Revolver	N/A(3) (LIBOR+5.50%)	09/2016	—	—
		One Stop Term Loan A*	7.00% (LIBOR+5.50%)	09/2016	7,103	—
		LLC Interest	—	—	619	0.8%
K&N Engineering, Inc. 1455 Citrus Street Riverside, CA 92507	Automobile	Senior Secured Revolver	N/A(3) (PRIME+4.25%)	12/2016	—	—
		Senior Secured Term Loan	7.50% (PRIME+4.25%)	12/2016	3,183	—
		Common Stock	—	—	22	0.1%
		Preferred Stock A	—	—	73	0.1%
		Preferred Stock B	—	—	23	0.1%
KHKI Acquisition, Inc. 506 S. Wapello Street Mediapolis, IA 52637	Buildings and Real Estate	Senior Secured Term Loan B	8.50% (PRIME+5.00%)	03/2013	1,576	—
Marathon Data Operating Co., LLC 4810 Belmar Boulevard Wall Township, NJ 07753	Diversified Conglomerate Service	One Stop Term Loan	7.50% (LIBOR+6.25%)	08/2017	4,807	—
		One Stop Revolver	N/A(3) (LIBOR+6.25%)	08/2017	—	—
		Common Stock	—	—	264	0.9%
		Preferred Stock	—	—	264	0.9%
Market Track, LLC 125 High Rock Avenue 1st Floor Saratoga Springs, NY 12866	Printing and Publishing	One Stop Revolver	N/A(3) (LIBOR+7.65%)	08/2018	—	—
		One Stop First Out Term Loan*	7.36% (LIBOR+6.11%)	08/2018	3,138	—
		Senior Secured First Out Delayed Draw Term Loan	N/A(3) (LIBOR+6.11%)	08/2018	—	—
		Preferred Stock	—	—	145	0.3%
		Common Stock	—	—	145	0.23%

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)		Percentage of Class Held(2)
The Marshall Retail Group, LLC 5385 Wynn Road Las Vegas, NV 89118	Retail Stores	Senior Secured Revolver	N/A(3) (LIBOR+6.50%)	10/2016	—		—
		Senior Secured Term A Loan*	8.00% (LIBOR+6.50%)	10/2016	10,279		—
Massage Envy, LLC 14350 N 87th Street Suite 200 Scottsdale, AZ 85260	Personal and Non-Durable Consumer Products	One Stop Term Loan	8.50% (LIBOR+7.25%)	09/2018	16,954		—
		One Stop Revolver	N/A(3) (LIBOR+7.25%)	09/2018	—		—
		LLC Interest	—	—	749		0.4%
Maverick Healthcare Group, LLC 2536 W. Birchwood Avenue Suite 101 Mesa, AZ 85202	Healthcare, Education and Childcare	Senior Secured Term Loan A*	7.25% (LIBOR+5.50%)	12/2016	2,120		—
Metal Spinners, Inc. 800 Growth Parkway Angola, IN 46703	Diversified Natural Resources, Precious Metals and Minerals	Senior Secured Term B Loan*	8.00% (LIBOR+6.50%)	12/2014	1,466		—
		Senior Secured Term C Loan*	8.00% (LIBOR+6.50%)	12/2014	2,935		—
MSC Software Corporation 2 MacArthur Place Santa Ana, CA 92707	Diversified Conglomerate Service	One Stop Last Out Term Loan*	7.75% (LIBOR+6.50%)	11/2017	10,262		—
NameMedia, Inc. 230 Third Avenue Waltham, MA 02451	Telecommunications	Senior Secured Revolver	7.50% (LIBOR+6.00%)	11/2014	28		—
		Senior Secured Term Loan	7.50% (LIBOR+6.00%)	11/2014	1,331		—
National Healing Corporation 4850 T-Rex Avenue Suite 300 Boca Raton, FL 33431	Healthcare, Education and Childcare	Senior Secured Term Loan	8.25% (LIBOR+6.75%)	11/2017	3,560		—
		Second Lien Term Loan*	11.50% (LIBOR+10.00%)	11/2018	17,976		—
		Preferred Stock	—	—	1,127		0.6%
National Veterinary Associates, Inc. 4165 E. Thousand Oaks Blvd. Suite 350 Westlake Village, CA 91362	Diversified Conglomerate Service	Senior Secured Delayed Draw Term Loan	6.25% (LIBOR+5.00%)	12/2017	606		—
		Senior Secured Revolver	N/A(3)(LIBOR+5.00%)	12/2017	(1	)(5)	—
		Senior Secured Term Loan	6.25% (LIBOR+5.00%)	12/2017	5,999		—
Navex Global, Inc. 160 Pine Street San Francisco, CA 94111	Diversified Conglomerate Service	One Stop Revolver	N/A(3) (LIBOR+7.50%)	12/2016	—		—
		One Stop Term Loan*	9.00% (LIBOR+7.50%)	12/2016	18,103		—

		LP Interest	—	—	757		0.5%
NeuroTherm, Inc. 30 Upton Drive, Suite 2 Wilmington, MA 01887	Healthcare, Education and Childcare	Senior Secured Term Loan*	7.25% (PRIME+4.00%)	02/2016	46		—
		Senior Secured Revolver	6.50% (LIBOR+5.00%)	02/2016	1,559		—
		Common Stock	—	—	569		1.2%

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)		Percentage of Class Held(2)
Northwestern Management Services, LLC 951 Broken Sound Parkway NW # 185 Boca Raton, FL 33487	Healthcare, Education and Childcare	Senior Secured Term Loan*	6.75% (LIBOR+5.50%)	10/2017	3,039		—
		Senior Secured Delayed Draw Term Loan	N/A(3) (LIBOR+5.50%)	10/2017	(6	)(5)	—
		Senior Secured Revolver	6.75% (LIBOR+5.50%)	10/2017	89		—
		LLC Units	—	—	3		0.5%
		LLC Units	—	—	249		0.5%
NetSmart Technologies, Inc. 3500 Sunrise Highway Great River, NY 11739	Diversified Conglomerate Service	Senior Secured Last Out Term Loan*	8.28% (LIBOR+7.03%)	12/2017	8,446		—
		Senior Secured Last Out Delayed Draw Term Loan	7.25% (LIBOR+6.00%)	12/2017	652		—
Oasis Outsourcing Holdings, Inc. 2054 Vista Parkway Suite 300 West Palm Beach, FL 33411	Diversified Conglomerate Manufacturing	LLC Interest	—	—	1,385		0.8%
Octane Fitness, LLC 9200 Wyoming Avenue North Suite 380 Brooklyn Park, MN 55445	Leisure, Amusement, Motion Pictures, and Entertainment	One Stop Term Loan*	7.00% (LIBOR+5.50%)	12/2015	4,675		—
Pasternack Enterprises, Inc. 1851 Kettering Street Irvine, CA 92614	Diversified Conglomerate Manufacturing	Senior Secured Term Loan B*	6.25% (LIBOR+5.00%)	12/2017	1,277		—
PC Helps Support, LLC One Bala Plaza Bala Cynwyd, PA 19004	Diversified Conglomerate Service	Senior Secured Term A Loan	6.51% (LIBOR+4.25%)	09/2017	2,324		—
		Senior Secured Revolver	N/A(3) (LIBOE+4.25%)	09/2017	—		—
		Common Stock	—	—	7		0.1%
		Preferred Stock	—	—	61		0.1%
Pentec Acquisition Sub, Inc. 4 Creek Parkway Boothwyn, PA 19061	Healthcare, Education and Childcare	Senior Secured Term Loan*	6.50% (LIBOR+5.25%)	05/2018	2,104		—
		Senior Secured Revolver	N/A(3) (LIBOR+5.25%)	05/2017	(10)(5)		—
Pentec Healthcare Infusions, Inc. 4 Creek Parkway Boothwyn, PA 19061	Healthcare, Education and Childcare	Preferred Stock	—	—	83		0.1%

PhysioTherapy Associates Holdings, Inc. 855 Springdale Drive Suite 200 Exton, PA 19341	Healthcare, Education and Childcare	Senior Secured Term Loan*	6.01% (LIBOR+4.75%)	04/2018	576		—

Pillar Processing LLC 220 Northpointe Parkway Suite G Buffalo, NY 14228	Finance	Senior Secured Term Loan*	5.82% (LIBOR+5.50%)(6)	11/2013	1,441		—
		Senior Secured Term Loan B*	14.50%(6)	05/2014	469		—

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)		Maturity	Fair Value (Dollars in Thousands)	Percentage of Class Held(2)
		Common Stock	—		—	—	3.3%
PMI Holdings, Inc. (Papa Murphys) 8000 N.E. Parkway Drive, Suite 350 Vancouver, WA 98662	Personal, Food and Miscellaneous Services	Senior Secured Revolver	7.50% (PRIME+4.25%)		06/2017	124	—
		Senior Secured Term Loan	6.50% (LIBOR+5.25%)		06/2017	2,649	—
PODS Funding Corp. II 5585 Rio Vista Drive Clearwater, FL 33760	Personal Transportation	Subordinated Holdco PIK Note	21.00	%(4)	11/2017	3,400	—
		Subordinated Delayed Draw Holdco PIK Note	21.00	%(4)	11/2017	579	—
		Second Lien Delayed Draw Mezzanine Loan	15.50	%(4)	05/2017	450	—
		Second Lien Mezzanine Loan	15.50	%(4)	05/2017	2,110	—
		Senior Secured Delayed Draw Term Loan	7.26% (LIBOR+6.00%)		11/2016	773	—
		Senior Secured Term Loan*	7.25% (LIBOR+6.00%)		11/2016	6,783	—
		Warrant	—		—	151	—
PowerPlan Consultants, Inc. 200 Galleria Parkway Suite 1300 Atlanta, GA 30339	Utilities	Senior Secured Revolver A	N/A(3) (LIBOR+5.25%)		03/2017	—	—
		Senior Secured Term Loan A*	6.76% (LIBOR+5.25%)		03/2018	5,030	—
Pride Manufacturing Company, LLC 155 Franklin Road Suite 250 Brentwood, TN 37027	Leisure, Amusement, Motion Pictures, and Entertainment	Senior Secured Term Loan A*	7.75% (LIBOR+6.00%)		11/2015	662	—
Prommis Fin Co. 400 Northridge Road Suite 700 Atlanta, GA 30350	Banking	Senior Secured First Lien Term Loan*	10.50% (LIBOR+9.50%)(4)(6)		06/2015	161	—
		Second Lien Term Loan*	10.50% (LIBOR+9.50%)(4)(6)		06/2015	133	—
		Third Lien Term Loan*	10.50% (LIBOR+9.50%)(4)(6)		06/2015	—	—
		Senior Secured Revolver	10.00% (LIBOR+9.00%)		06/2015	120	—
		Preferred LLC* Interest	—		—	—	0.8%
		A-1 LLC Interest*	—		—	—	0.8%
		A-2 LLC Interest*	—		—	—	0.8%
Red Prairie Corporation 20700 Swenson Drive Waukesha, WI 53186	Cargo Transport	Senior Secured Term Loan B*	6.75% (LIBOR+5.50%)		12/2018	2,003	—
		Second Lien	11.25% (LIBOR+10.00%)		12/2019	7,587	—
Reliant Pro ReHab, LLC 5212 Village Creek Drive Plano, TX 75093	Healthcare, Education and Childcare	Senior Secured Term Loan A*	6.00% (LIBOR+4.75%)		06/2016	3,553	—

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)		Percentage of Class Held(2)
		Senior Secured Revolver	7.00% (PRIME+3.75%)	06/2016	638		—
		Senior Secured Delayed Draw Term Loan	6.00% (LIBOR+4.75%)	06/2016	966		—
		Preferred Stock	—	—	263		0.4%
Renaissance Pharma (U.S.) Holdings Inc. 370 Chemin Chambly Suite 300 Longueuil, Quebec J4H 3Z6	Healthcare, Education and Childcare	Senior Secured Revolver	N/A(3) (LIBOR+5.00%)	06/2017	—		—
		Senior Secured U.S. Term Loan	6.76% (LIBOR+5.25%)	06/2017	2,388		—
Restaurant Holding Company, LLC Carr#165 Km 6.2 Catafio Industrial Zone Catafio, PR 00962	Retail Stores	Senior Secured Term Loan	9.00% (LIBOR+7.50%)	02/2017	9,509		—
Restaurant Technologies, Inc. 2250 Pilot Knob Road Suite 100 Mendota Heights, MN 55120	Personal, Food and Miscellaneous Services	Senior Secured Delayed Draw Term Loan	6.00% (LIBOR+4.75%)	05/2017	117		—
		Senior Secured Term Loan B*	6.00% (LIBOR+4.75%)	05/2017	1,075		—
Richelieu Foods, Inc. 15 Pacella Park Drive Suite 210 Randolph, MA 02368	Beverage, Food and Tobacco	Senior Secured Term Loan*	6.76% (LIBOR+5.00%)	11/2015	2,082		—
		Senior Secured Revolver	7.25% (PRIME+4.00%)	11/2015	137		—
		LP Interest	—	—	193		0.2%
Road Infrastructure Investment, LLC 115 Todd Court Thomasville, NC 27360	Chemicals, Plastics and Rubber	Senior Secured Term Loan*	6.25% (LIBOR+5.00%)	03/2018	4,135		—
		Senior Secured Revolver	N/A(3) (LIBOR+5.00%)	03/2017	(3	)(5)	—
Rogue Wave Holdings, Inc. 5500 Flatiron Parkway Boulder, CO 80301	Electronics	Senior Secured Term Loan B*	8.25% (LIBOR+7.00%)	11/2017	6,228		—
Rubio’s Restaurants, Inc. 1902 Wright Place Suite 300 Carlsbad, CA 92008	Retail Stores	One Stop Term Loan A*	8.75% (LIBOR+7.00%)(4)	06/2015	8,124		—
		Preferred Stock	—	—	599		1.9%
Secure-24, LLC 26995 Northwestern Highway Southfield, MI 48033	Diversified Conglomerate Service	One Stop Term A Loan	7.50% (LIBOR+6.25%)	08/2017	9,265		—
		One Stop Revolver	N/A(3) (LIBOR+6.25%)	08/2017	—		—
		One Stop Term B Loan	7.50% (LIBOR+6.25%)	08/2017	553		—
		LLC Units	—	—	253		0.2%
The Service Companies, Inc. 660 Northwest 125 Street North Miami, FL 33168	Leisure, Amusement, Motton Pictures and Entertainment	Senior Secured Term Loan A*	9.00% (LIBOR+6.50%)	03/2014	6,548		—
Sneaker Villa, Inc. 1926 Arch Street, 3rd Floor Philadelphia, PA 19103	Retail Stores	One Stop Term Loan A	10.00% (LIBOR+8.50%)	12/2017	4,566		—

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)		Percentage of Class Held(2)
		One Stop Delayed Draw Term Loan B	N/A(3)(LIBOR+8.50%)	12/2017	(9	)(5)	—
		One Stop Revolver	N/A(3) (LIBOR+8.50%)	12/2017	(19	)(5)	—
		LLC Interest	—	—	411		1.1%
Source Medical Solutions, Inc. 100 Grandview Place, Suite 400 Birmingham, AL 35243	Diversified Conglomerate Service	Second Lien Term Loan	10.75% (LIBOR+9.50%)	03/2018	9,155		—
Southern Anesthesia and Surgical One Southern Court West Columbia, SC 29169	Healthcare, Education and Childcare	One Stop Term Loan	9.00% (PRIME+5.75%)	11/2017	6,249		—
		One Stop Revolver	N/A(3) (PRIME+5.75%)	11/2017	(11	)(5)	—
		LLC Units	—	—	487		1.1%
Sparta Systems, Inc. 2000 Waterview Drive, Suite 300 Hamilton, NJ 08691	Electronics	Senior Secured Revolver	6.50% (LIBOR+5.25%)	12/2017	46		—
		Senior Secured Term Loan	6.50% (LIBOR+5.25%)	12/2017	6,753		—
Specialty Commerce Corp. 400 Manley Street West Bridgewater, MA 02379	Retail Stores	One Stop Term Loan	7.50% (LIBOR+6.00%)	07/2017	5,344		—
		One Stop Revolver	N/A(3) (LIBOR+6.00%)	07/2017	—		—
Starplex Operating, L.L.C. 7220 Yamini Drive Dallas, TX 75230	Leisure, Amusement, Motion Pictures and Entertainment	One Stop Revolver	8.75% (LIBOR+7.50%)	12/2017	454		—
		One Stop Term Loan*	8.75% (LIBOR+7.50%)	12/2017	14,163		—
Sunless Merger Sub, Inc. 8909 South Freeway Drive Macedonia, OH 44056	Diversified Conglomerate Manufacturing	Senior Secured Term Loan*	6.50% (LIBOR+5.25%)	07/2016	2,171		—
		Senior Secured Revolver	7.25% (PRIME+4.00%)	07/2016	54		—
		Preferred Stock	—	—	95		0.2%
Surgical Information Systems, LLC 3650 Mansell Road Suite 500 Alpharetta, GA 30009	Healthcare, Education and Childcare	Second Lien Last Out Term Loan	8.99% (LIBOR+7.48%)	12/2015	3,899		—
		Common Stock	—	—	346		0.4%
Syncsort Incorporated 50 Tice Boulevard Woodcliff Lake, NJ 07677	Electronics	Senior Secured Revolver	N/A(3) (LIBOR+5.50%)	03/2015	—		—
		Senior Secured Term Loan*	7.50% (LIBOR+5.50%)	03/2015	7,138		—
Team Technologies Acquisition Company 5949 Commerce Blvd. Morristown, TN 37814	Personal and Non-Durable Consumer Products	Senior Secured Revolver	N/A(3) (LIBOR+4.75%)	12/2017	(4	)(5)	—
		Senior Secured Term Loan	6.00%(LIBOR +4.75%)	12/2017	3,502		—
		Common Stock	—	—	148		0.2%
Tecomet Inc. 115 Eames Street Wilmington, MA 01887	Diversified Conglomerate Manufacturing	Senior Secured Revolver	N/A(3) (LIBOR+5.25%)	12/2016	—		—

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)		Percentage of Class Held(2)
		Secured Term Loan A*	7.00% (LIBOR+5.25%)	12/2016	4,363		—
		Senior Secured Term A Loan	7.00% (LIBOR+5.25%)	12/2016	1,681		—
Tecta America Corp. 5215 Old Orchard Road Suite 880 Skokie, IL 60077	Buildings and Real Estate	Senior Secured Revolver	11.00% (PRIME+7.75%)	03/2014	3,267		—
TIDI Products, LLC 570 Enterprise Drive Neenah, WI 54956	Diversified Conglomerate Manufacturing	Senior Secured Term Loan A*	8.25% (LIBOR+7.00%)	07/2018	8,769		—
		Senior Secured Revolver	N/A(3) (LIBOR+7.00%)	07/2017	—		—
		LLC Interest	—	—	315		0.4%
Time-O-Matic, Inc. 1015 Maple Street Danville, IL 61832	Electronics	Subordinated Debt	13.25%(4)	12/2016	11,598		—
Top Knobs USA, Inc. 170 Township Line Road Hillsborough, NJ 08844	Home and Office Furnishings, Housewares, and Durable Consumer	Senior Secured Term Loan A*	7.00% (LIBOR+5.75%)	11/2017	2,124		—
		Common Stock	—	—	73		0.1%
Trade Service Company, LLC 15445 Innovation Drive San Diego, CA 92128	Printing and Publishing	One Stop Revolver	N/A(3) (LIBOR+5.75%)	10/2016	—		—
		One Stop Term Loan A*	7.00% (LIBOR+5.75%)	10/2016	1,714		—
Tresys Technology Holdings, Inc. 8840 Stanford Blvd, Suite 2100 Columbia, MD 21045	Aerospace and Defense	One Stop Term Loan	8.75% (LIBOR+6.75%)	12/2017	3,965		—
		One Stop Revolver	N/A(3)(LIBOR +6.75%)	12/2017	(10	)(5)	—
		Common Stock	—	—	295		0.5%
Trusthouse Service Group, Inc. 2201 Water Ridge Parkway Suite 320 Charlotte, NC 28217	Personal, Food and Miscellaneous Services	Senior Secured Delayed Draw Term Loan	6.75% (LIBOR+5.25%)	06/2018	99		—
		Senior Secured Revolver	7.50% (PRIME+4.25%)	06/2017	67		—
		Senior Secured Term Loan A	6.75% (LIBOR+5.25%)	06/2018	2,969		—
Vetcor Merger Sub 350 Lincoln Place Hingham, MA 02043	Personal, Food and Miscellaneous Services	Senior Secured Term Loan*	7.75% (LIBOR+6.50%)	12/2017	5,940		—
		Senior Secured Delayed Draw Term Loan	N/A(3)(LIBOR +6.50%)	12/2017	(24	)(5)	—
		Senior Secured Revolver	7.75% (LIBOR+6.50%)	12/2017	296		—
Vintage Parts, Inc. 120 Corporate Drive Beaver Dam, WI 53916	Diversified Conglomerate Manufacturing	One Stop Term Loan A*	5.81% (LIBOR+5.50%)	12/2013	5,298		—
		One Stop Term Loan C*	8.50% (LIBOR+6.00%)	12/2013	76		—
		One Stop Term Loan D*	9.75% (LIBOR+8.00%)	12/2013	1,175		—

Name and Address of Portfolio Company	Industry	Type of Investment	Interest Rate(1)	Maturity	Fair Value (Dollars in Thousands)		Percentage of Class Held(2)
Vision Source L.P. 1849 Kingwood Drive Suite 101 Kingwood, TX 77339	Retail Stores	One Stop Term Loan*	8.00% (LIBOR+6.75%)	04/2016	13,116		—
		One Stop Revolver	N/A(3) (LIBOR+6.75%)	04/2016	—		—
		Common Stock	—	—	856		0.8%
		Common Stock	—	—	—		0.8%
Whitcraft LLC 76 Country Road Eastford, CT 06242	Aerospace and Defense	Subordinated Debt	12.00%	12/2018	1,877		—
		Common Stock	—	—	753		1.0%
		Warrant	—	—	147		—
White Oak Technologies, Inc. 1945 Old Gallows Road Suite 300 Vienna, VA 22182	Aerospace and Defense	Senior Secured Revolver	N/A(3) (LIBOR+5.00%)	03/2017	(4	)(5)	—
		Senior Secured Term Loan*	6.25% (LIBOR+5.00%)	03/2017	1,886		—
WII Components, Inc. 525 Lincoln Avenue SE St. Cloud, MN 56304	Home and Office Furnishings, Housewares, and Durable Consumer	Senior Secured Term Loan*	6.25% (LIBOR+4.75%)	07/2016	1,708		—
		Senior Secured Revolver	7.00% (PRIME+3.75%)	07/2016	15		—
WIL Research Company, Inc. 30 Two Bridges Road Suite 200 Fairfield, NJ 07004	Healthcare, Education and Childcare	Senior Secured Dollar Term Loan*	6.75% (LIBOR+5.25%)	04/2018	788		—
Zenith Products Corporation 400 Lukens Drive New Castle, DE 19720	Home and Office Furnishings, Housewares, and Durable Consumer	One Stop Term Loan A*	6.09% (LIBOR+5.75%)	09/2013	3,032		—
Total					$768,342

*	Denotes that all or a portion of the loan secures the notes offered in the Debt Securitization.
(1)	All interest is payable in cash unless otherwise indicated. A majority of the variable rate debt investments bear interest at a rate that may be determined by reference to LIBOR or the Euro Interbank Offered Rate, or EURIBOR, and which reset daily, quarterly, monthly or semiannually. For each debt investment, we have provided the current interest rate in effect as of December 31, 2012.
(2)	Percentage of class held refers only to equity held, if any. Calculated on a fully diluted basis.
(3)	The entire commitment was unfunded at December 31, 2012. As such, interest was not being earned on this investment at December 31, 2012.
(4)	A portion of the interest may be deferred through a PIK interest rate option.
(5)	The negative fair value is the result of the capitalized discount on the loan or the unfunded commitment being valued below par.
(6)	Loan was on non-accrual status as of December 31, 2012, meaning that we have ceased recognizing interest income on the loan.
(7)	Public company.
(8)	Non-U.S. company or principal place of business outside of the United States.
(9)	Percentage of class held is less than 0.1%.
(10)	The Company is an “affiliated person,” as that term is defined in the 1940 Act, of the portfolio company as it owns, directly or indirectly, five percent or more of the portfolio company’s voting securities.

MANAGEMENT

Board of Directors and its Leadership Structure

Our business and affairs are managed under the direction of our board of directors. The board of directors consists of six members, four of whom are not “interested persons” of Golub Capital BDC, GC Advisors or their respective affiliates as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our “independent directors.” The board of directors elects our officers, who serve at the discretion of the board of directors. The responsibilities of the board of directors include quarterly valuation of our assets, corporate governance activities, oversight of our financing arrangements and oversight of our investment activities.

Oversight of our investment activities extends to oversight of the risk management processes employed by GC Advisors as part of its day-to-day management of our investment activities. The board of directors anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of GC Advisors as necessary and periodically requesting the production of risk management reports or presentations. The goal of the board of directors’ risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the board of directors’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

The board of directors has established an audit committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. The scope of each committee’s responsibilities is discussed in greater detail below. Lawrence E. Golub, Chief Executive Officer of Golub Capital, and therefore an interested person of Golub Capital BDC, serves as Chairman of the board of directors. The board of directors believes that it is in the best interests of our investors for Mr. Golub to lead the board of directors because of his broad experience with the day-to-day management and operation of other investment funds and his significant background in the financial services industry, as described below. The board of directors does not have a lead independent director. However, William M. Webster IV, the chairman of the audit committee and the nominating and corporate governance committee, is an independent director and acts as a liaison between the independent directors and management between meetings of the board of directors and is involved in the preparation of agendas for board and committee meetings. The board of directors believes that its leadership structure is appropriate in light of the characteristics and circumstances of Golub Capital BDC because the structure allocates areas of responsibility among the individual directors and the committees in a manner that enhances effective oversight. The board of directors also believes that its small size creates a highly efficient governance structure that provides ample opportunity for direct communication and interaction between GC Advisors and the board of directors. Each of our directors has been selected such that the board of directors represents a range of backgrounds and experiences.

Board of Directors

Under our certificate of incorporation and bylaws, our directors are divided into three classes. At each annual meeting, directors are elected for staggered terms of three years (other than the initial terms, which extend for up to three years), with the term of office of only one of these three classes of directors expiring each year. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Directors

Information regarding the board of directors is as follows:

Name	Age	Position	Director Since	Term Expires
Interested Directors
Lawrence E. Golub	53	Chairman of the board of directors	2009	2016
David B. Golub	50	Chief Executive Officer	2009	2014
Independent Directors
John T. Baily	69	Director	2010	2015
Kenneth F. Bernstein	51	Director	2010	2015
Anita R. Rosenberg	48	Director	2011	2014
William M. Webster IV	55	Director	2010	2016

The address for each of our directors is c/o Golub Capital BDC, Inc., 150 South Wacker Drive, Suite 800, Chicago, IL 60606.

Executive Officers Who Are Not Directors

Information regarding our executive officers who are not directors is as follows:

Name	Age	Position
Ross A. Teune	45	Chief Financial Officer and Treasurer
Joshua M. Levinson	37	Chief Compliance Officer and Secretary

The address for each of our executive officers is c/o Golub Capital, BDC, Inc., 150 South Wacker Drive, Suite 800, Chicago, IL 60606.

Biographical Information

The board of directors has determined that each of the directors is qualified to serve as our director, based on a review of the experience, qualifications, attributes and skills of each director, including those described below. The board of directors has determined that each director has significant experience in the investment or financial services industries and has held management, board or oversight positions in other companies and organizations. Each of our directors has demonstrated high character and integrity and has expertise and diversity of experience to be able to offer advice and guidance to our management. For the purposes of this presentation, our directors have been divided into two groups — independent directors and interested directors. Interested directors are “interested persons” as defined in the 1940 Act.

Independent Directors

John T. Baily brings to the board of directors over three decades of experience in the accounting industry and a substantial background in insurance industry matters. Mr. Baily currently serves as a member of the board of directors of RLI Corp. (NYSE) and Endurance Specialty Holdings, Ltd. (NYSE). He was elected to serve as a director to these companies in 2003. Mr. Baily also served as a member of the board of directors of Erie Indemnity Company (NASDAQ) from 2003 to 2008 and of NYMagic, Inc. (NYSE) from 2003 to 2010. From 1999 until 2002, Mr. Baily was the President of Swiss Re Capital Partners. Prior to joining Swiss Re Capital Partners, Mr. Baily was a partner at PricewaterhouseCoopers LLP and its predecessor, Coopers & Lybrand, where he worked from 1965 until 1999. Mr. Baily was the National Insurance Industry Chairman of Coopers & Lybrand from 1986 until 1998 and a member of Coopers & Lybrand’s International Insurance Industry Committee from 1984 until 1998. Mr. Baily graduated cum laude from Albright College in 1965, received his CPA with honors in 1968 and received his M.B.A. from the University of Chicago in 1979. Mr. Baily’s experience as an accountant and past service as a director of public companies led our nominating and corporate governance committee to conclude that Mr. Baily is qualified to serve as a director.

Kenneth F. Bernstein brings to the board of directors expertise in accounting and business operations. Mr. Bernstein has been the chief executive officer of Acadia Realty Trust since 2001 and the president and a trustee since its formation in 1998. Mr. Bernstein is responsible for strategic planning as well as overseeing the day-to-day activities of Acadia Realty Trust, including operations, acquisitions and capital markets. He has been an independent trustee of BRT Realty Trust since 2004. From 1990 to 1998, he served as chief operating officer of RD Capital, Inc. until its merger into Acadia Realty Trust. He was an associate with the New York law firm of Battle Fowler LLP from 1986 to 1990. He has been a member of the National Association of Corporate Directors, the International Council of Shopping Centers, the National Association of Real Estate Investment Trusts, for which he serves on the Board of Governors, the Urban Land Institute and the Real Estate Roundtable, where he is currently chairman of the Tax Policy Committee. Mr. Bernstein was also the founding chairman of the Young President’s Organization Real Estate Network and is currently a member of its board of advisors. He holds a B.A. from the University of Vermont and a J.D. from Boston University School of Law. Mr. Bernstein’s experience as a senior executive officer within finance companies led our nominating and corporate governance committee to conclude that Mr. Bernstein is qualified to serve as a director.

Anita R. Rosenberg brings to the board of directors a diverse knowledge of business and finance. From April 2011 through May 2012, she served an independent advisor to Magnetar Capital, a multi-strategy hedge fund. From 1999 until her retirement in February 2009, Ms. Rosenberg was a Partner and Portfolio Manager at Harris Alternatives, LLC, and its predecessor, Harris Associates, L.P. Ms. Rosenberg brings to the board of directors expertise in capital markets, portfolio management and business operations. As a Portfolio Manager at Harris Alternatives, LLC, Ms. Rosenberg managed all aspects of a $14 billion fund of hedge funds, including asset selection, risk assessment and allocation across investment strategies. Prior to Harris Alternatives, LLC, Ms. Rosenberg held senior level positions at several large asset management/investment banking institutions, including Banker’s Trust, Global Asset Management and Merrill Lynch Capital Markets. Ms. Rosenberg received her B.A. in 1985 from Harvard University. Ms. Rosenberg’s experience as a partner and senior executive in several asset management firms led our nominating and corporate governance committee to conclude that Ms. Rosenberg is qualified to serve as a director.

William M. Webster IV brings to the board of directors a diverse knowledge of business and finance. Mr. Webster is one of the co-founders of Advance America, Advance Cash Centers, Inc. and has served as a director since the company’s inception in 1997 through May 2012 and as the Chairman of the board of directors from August 2008 through May 2012, and previously from January 2000 through July 2004. He was the Chief Executive Officer of Advance America, Advance Cash Centers, Inc. from inception through August 2005. From May 1996 to May 1997, Mr. Webster served as Executive Vice President of Education Management Corporation and was responsible for corporate development, human resources, management information systems, legal affairs and government relations. From October 1994 to October 1995, Mr. Webster served as Assistant to the President of the United States and Director of Scheduling and Advance. Mr. Webster served as Chief of Staff to U.S. Department of Education Secretary Richard W. Riley from January 1993 to October 1994. From November 1992 to January 1993, Mr. Webster was Chief of Staff to Richard W. Riley as part of the Presidential Transition Team. Mr. Webster serves on the board of directors of LKQ Corporation (NYSE). Mr. Webster is a 1979 summa cum laude graduate of Washington and Lee University and a Fulbright Scholar. Mr. Webster is also a graduate of the University of Virginia School of Law. Mr. Webster’s knowledge of business and finance developed as a senior executive officer led our nominating and corporate governance committee to conclude that Mr. Webster is qualified to serve as a director.

Interested Directors

Lawrence E. Golub has served as Chairman of our board of directors since November 2009. The board of directors benefits from Mr. Golub’s business leadership and experience and knowledge of the financial services industry. Mr. Golub is also the Chief Executive Officer of Golub Capital, a company he founded in 1994. Mr. Golub previously spent ten years as a principal investor and investment banker. As a Managing Director of the Risk Merchant Bank at Bankers Trust Company, he applied derivative products to principal investing and merger and acquisitions transactions. As a Managing Director of Wasserstein Perella Co., Inc., he established that firm’s capital markets group and debt restructuring practice. As an officer of Allen & Company Incorporated, he engaged in principal investing, mergers and acquisitions advisory engagements and corporate finance transactions. Mr. Golub, a former White House Fellow, is active in charitable and civic organizations. He is one of three private Members of the Financial Control Board of the State of New York, Treasurer of the White House Fellows Foundation, President of the Harvard University JD-MBA Alumni Association, a member of the Harvard University Committee on University Resources and a member of the Harvard NeuroDiscovery Advisory Council. Mr. Golub serves on the Leadership Council of the New York Stem Cell Foundation, where he sponsored the NYSCF-Golub Stem Cell Initiative for Parkinson's Disease. Mr. Golub was chairman of Mosholu Preservation Corporation, a non-profit developer and manager of low income housing in the Bronx. He served for over fifteen years as a trustee of Montefiore Medical Center, the university hospital of the Albert Einstein Medical School. He also served for six years as a trustee of Horace Mann School and for five years on the Harvard University Committee for Science and Engineering. Mr. Golub earned his A.B. degree in Economics from Harvard College. He received an M.B.A. from Harvard Business School, where he was selected as a Baker Scholar, and a J.D. from Harvard Law School, where he served as an editor of the Harvard Law Review. Mr. Golub is the brother of David B. Golub, our Chief Executive Officer. Mr. Golub’s experiences with Golub Capital and his focus on middle-market lending led our nominating and corporate governance committee to conclude that Mr. Golub is qualified to serve as our Chairman.

David B. Golub has served as our Chief Executive Officer since November 2009. Mr. Golub joined Golub Capital as Vice Chairman in January 2004, after having served as a director of affiliates of the firm since 1995. He brings to the board of directors a diverse knowledge of business and finance. From 1995 through October 2003, Mr. Golub was a Managing Director of Centre Partners Management LLC, a leading private equity firm. From 1995 through 2000, Mr. Golub also served as a Managing Director of Corporate Partners, a private equity fund affiliated with Lazard Fréres & Co. formed to acquire significant minority stakes in established companies. Mr. Golub was the first Chairman of the Board and is a long-standing director of the Michael J. Fox Foundation for Parkinson’s Research. He also serves on the board of directors of The Burton Corporation and has served on the boards of numerous public and private companies. Mr. Golub earned his A.B. degree in Government from Harvard College. He received an M.Phil. in International Relations from Oxford University, where he was a Marshall Scholar, and an M.B.A. from Stanford Graduate School of Business, where he was named an Arjay Miller Scholar. Mr. Golub is the brother of Lawrence E. Golub, Chairman of our board of directors. Mr. Golub’s experiences with Golub Capital and his focus on middle-market lending led our nominating and corporate governance committee to conclude that Mr. Golub is qualified to serve as a director.

Executive Officers Who Are Not Directors

Ross A. Teune has served as our Chief Financial Officer and Treasurer since December 2010. Prior to being elected our Chief Financial Officer and Treasurer, Mr. Teune served as Senior Vice President of Finance at Golub Capital Incorporated from November 2007 to December 2008 and the Administrator from January 2009 to present with responsibility for the financial reporting for its privately managed debt funds. Mr. Teune served as Director of Strategic Planning at Merrill Lynch Capital from April 2006 to November 2007. Prior to this position, Mr. Teune was Vice President of Finance at Antares Capital Corporation from July 2002 to April 2006, where he was responsible for overseeing operations and financial reporting. Mr. Teune also served as the primary liaison to the tax, treasury, external reporting and market risk departments of Massachusetts Life Insurance Company, Antares Capital’s parent company. Mr. Teune also worked at Heller Financial Corporation and KPMG LLP. Mr. Teune graduated from Hope College with a B.A. in Accounting and is a Certified Public Accountant (inactive).

Joshua M. Levinson has served as our Chief Compliance Officer since August 2011 and Secretary since December 2011 and is also the Deputy General Counsel and Chief Compliance Officer of GC Advisors, where he has primary responsibility for legal and compliance matters. Mr. Levinson served as Counsel at Magnetar Capital from 2006 to 2010, where he was responsible for the legal affairs of a number of business units and also served as Secretary of Magnetar Spectrum Fund. Prior thereto, Mr. Levinson was a private equity and investment funds attorney at King & Spalding LLP and a corporate attorney at Wilson Sonsini Goodrich & Rosati. Mr. Levinson holds a B.S. from Vanderbilt University and received a J.D. from Georgetown University Law Center, where he was an associate editor of the Georgetown Law Journal.

Audit Committee

The members of the audit committee are John T. Baily, Kenneth F. Bernstein, Anita R. Rosenberg and William M. Webster IV, each of whom meets the independence standards established by the SEC and NASDAQ for audit committees and is independent for purposes of the 1940 Act. William M. Webster IV serves as chairman of the audit committee. Our board of directors has determined that Mr. Baily, Mr. Bernstein and Mr. Webster are each an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee is also responsible for aiding our board of directors in fair value pricing debt and equity securities that are not publicly traded or for which current market values are not readily available. The board of directors and audit committee will utilize the services of independent valuation firms to help them determine the fair value of these securities. The audit committee charter is available on our website, www.golubcapitalbdc.com. The audit committee met four times during the fiscal year ended September 30, 2012.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee are John T. Baily, Kenneth F. Bernstein, Anita R. Rosenberg and William M. Webster IV, each of whom is independent for purposes of the 1940 Act and the NASDAQ corporate governance regulations. William M. Webster IV serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the board of directors or a committee of the board of directors, developing and recommending to the board of directors a set of corporate governance principles and overseeing the evaluation of the board of directors and our management. The nominating and corporate governance committee has adopted a written nominating and corporate governance committee charter that is available on our website, www.golubcapitalbdc.com. The nominating and corporate governance committee met two times during the fiscal year ended September 30, 2012.

The nominating and corporate governance committee considers stockholder recommendations for possible nominees for election as directors when such recommendations are submitted in accordance with our bylaws, the nominating and corporate governance committee charter and any applicable law, rule or regulation regarding director nominations. Our bylaws provide that a stockholder who wishes to nominate a person for election as a director at a meeting of stockholders must deliver written notice to our corporate secretary, Joshua M. Levinson, c/o Golub Capital BDC, Inc., 150 South Wacker Drive, Suite 800, Chicago, Illinois 60606. This notice must contain, as to each nominee, all information that would be required under applicable SEC rules to be disclosed in connection with election of a director and certain other information set forth in our bylaws, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; directorships on publicly held companies and investment companies during the past five years; number of shares of our common stock owned, if any; and a written consent of the individual to stand for election if nominated by the board of directors and to serve if elected by the stockholders. In order to be eligible to be a nominee for election as a director by a stockholder, such potential nominee must deliver to our corporate secretary a written questionnaire providing the requested information about the background and qualifications of such nominee and a written representation and agreement that such nominee is not and will not become a party to any voting agreements, any agreement or understanding with any person with respect to any compensation or indemnification in connection with services on the board of directors and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines.

Criteria considered by the nominating and corporate governance committee in evaluating the qualifications of individuals for election as members of the board of directors include compliance with the independence and other applicable requirements of the NASDAQ corporate governance rules, the 1940 Act and the SEC, and all other applicable laws, rules, regulations and listing standards; the criteria, policies and principles set forth in the nominating and corporate governance committee charter and the ability to contribute to our effective management, taking into account our needs and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate. The nominating and corporate governance committee also may consider such other factors as it may deem are in the best interests of us and our stockholders.

Compensation Committee

We do not have a compensation committee because our executive officers do not receive any direct compensation from us. The board of directors, as a whole, participates in the consideration of director compensation and decisions on director compensation are based on a review of data of comparable business development companies.

Compensation of Directors

The following table shows information regarding the compensation earned by our independent directors for the fiscal year ended September 30, 2012. No compensation is paid to directors who are “interested persons.”

Name	Aggregate Compensation from Golub Capital BDC(1)	Total Compensation from Golub Capital BDC Paid to Director(1)
Independent Directors
John T. Baily	$70,500	$70,500
Kenneth F. Bernstein	$70,500	$70,500
Anita R. Rosenberg	$70,500	$70,500
William M. Webster IV	$80,500	$80,500
Interested Director
Lawrence E. Golub	—	—
David B. Golub	—	—

(1)	The amounts listed are for the fiscal year ending September 30, 2012. For a discussion of the independent directors’ compensation, see below.

The independent directors will receive an annual fee of $63,000 for the fiscal year ending September 30, 2013. They also receive $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending in person or telephonically each regular board of directors meeting and $500 for each special telephonic meeting. They also receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with each committee meeting attended in person and $500 for each telephonic committee meeting (provided that such compensation will only be paid if the committee meeting is not held on the same day as any regular board meeting). The chairman of the audit committee receives an annual fee of $10,000. We have obtained directors’ and officers’ liability insurance on behalf of our directors and officers. Independent directors have the option of having their directors’ fees paid in shares of our common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment. We do not have a profit-sharing or retirement plan, and directors do not receive any pension or retirement benefits.

No compensation is paid to directors who are “interested persons.”

Investment Committee

The investment committee of GC Advisors responsible for our investments meets regularly to consider our investments, direct our strategic initiatives and supervise the actions taken by GC Advisors on our behalf. In addition, the investment committee reviews and determines whether to make prospective investments identified by GC Advisors and monitors the performance of our investment portfolio. Our investment professionals receive no compensation from us. The compensation of these individuals is paid by an affiliate of our Investment Adviser and includes an annual base salary and, in certain cases, an annual bonus based on an assessment of short-term and long-term performance.

Information regarding members of GC Advisors’ investment committee is as follows:

Name	Age	Position
Lawrence E. Golub	53	Chairman of our board of directors
David B. Golub	50	Chief Executive Officer, Director
Gregory W. Cashman	48	Senior Managing Director of Golub Capital
Andrew H. Steuerman	45	Senior Managing Director of Golub Capital

The address for each member of the investment committee is c/o Golub Capital BDC, Inc., 150 South Wacker Drive, Suite 800, Chicago, IL 60606.

Members of GC Advisors’ Investment Committee Who Are Not Our Directors or Officers

Gregory W. Cashman has served on GC Advisors’ investment committee since the registration of GC Advisors as a registered investment adviser. Mr. Cashman is a Senior Managing Director of Golub Capital. Mr. Cashman co-heads Golub Capital’s Direct Lending Group, overseeing Underwriting, Deal Execution and Portfolio Management and is a member of the firm’s investment and watch list committees. Mr. Cashman also oversees Golub Capital’s Middle-market Club Investments business. Prior to joining Golub Capital in 1996, Mr. Cashman worked in various finance positions at Bristol-Myers Squibb Co. from 1993 to 1996, and was named Manager of Business Development for the venture capital arm of Bristol-Myers Squibb Co.’s Consumer Medicines Division. In that position, he was responsible for analyzing and negotiating investment and acquisition opportunities. Previously, Mr. Cashman spent four years as a senior accountant with Arthur Andersen & Co., serving emerging growth companies. He is a director or advisory director of a number of Golub Capital’s portfolio companies. Mr. Cashman graduated from the McIntire School of The University of Virginia with a B.S. in Commerce and received an M.B.A. from the Darden School of Business.

Andrew H. Steuerman has served on GC Advisors’ investment committee since the registration of GC Advisors as a registered investment adviser. Mr. Steuerman is a Senior Managing Director of Golub Capital. Mr. Steuerman co-heads Golub Capital’s Direct Lending group, overseeing Origination, Deal Execution and Capital Markets and is a member of the firm’s investment and watch list committees. Prior to joining Golub Capital in 2004, Mr. Steuerman was a Managing Director at Albion Alliance from April 1998 to January 2004, where he originated, executed and supervised subordinated debt and equity investments for two private partnerships. Prior to Albion, Mr. Steuerman was a Vice President at Bankers Trust Alex Brown from 1997 to 1998 and an investment manager with New York Life Insurance Company from 1989 to 1997 in the Private Equity and Mezzanine Group. At New York Life, Mr. Steuerman was a senior member of the Private Equity Group managing leveraged senior loans, mezzanine investments, private equity securities and limited partnership assets. Mr. Steuerman graduated from Pace University with a B.B.A. in Finance and holds an M.B.A. in Finance from St. John’s University.

Portfolio Management

Each investment opportunity requires the consensus and generally receives the unanimous approval of GC Advisors’ investment committee. Follow-on investments in existing portfolio companies may require the investment committee’s approval beyond that obtained when the initial investment in the company was made. In addition, temporary investments, such as those in cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less, may require approval by the investment committee. The day-to-day management of investments approved by the investment committee is overseen by Messrs. Lawrence and David Golub. Biographical information with respect to Messrs. Lawrence and David Golub is set out under “— Biographical Information — Interested Directors.”

Each of Lawrence Golub and David Golub has ownership and financial interests in, and may receive compensation and/or profit distributions from, GC Advisors. Neither Lawrence Golub nor David Golub receives any direct compensation from us. As of the date of this prospectus, Lawrence Golub and David Golub each beneficially owned more than $1 million of our common stock. Lawrence Golub and David Golub are also primarily responsible for the day-to-day management of over two dozen other pooled investment vehicles and other accounts in which their affiliates receive incentive fees, with a total amount of over $7.0 billion of capital under management. See “Control Persons and Principal Stockholders.”

MANAGEMENT AGREEMENTS

GC Advisors is located at 150 South Wacker Drive, Suite 800, Chicago, IL 60606. GC Advisors is registered as an investment adviser under the Advisers Act. All of the beneficial interests in GC Advisors are owned, indirectly, by two affiliated trusts. The trustee of those trusts is Stephen A. Kepniss, an individual who is not otherwise affiliated with GC Advisors or Golub Capital. Subject to the overall supervision of our board of directors and in accordance with the 1940 Act, GC Advisors manages our day-to-day operations and provides investment advisory services to us. Under the terms of the Investment Advisory Agreement, GC Advisors:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•	identifies, evaluates and negotiates the structure of the investments we make;
•	executes, closes, services and monitors the investments we make;
•	determines the securities and other assets that we purchase, retain or sell;
•	performs due diligence on prospective portfolio companies; and
•	provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

Certain personnel of Golub Capital conduct activities on our behalf directly through, and under the supervision of, GC Advisors. GC Advisors’ services under the Investment Advisory Agreement are not exclusive. Pursuant to the Staffing Agreement, Golub Capital provides GC Advisors with the resources to fulfill its obligations under the Investment Advisory Agreement, including staffing by experienced investment professionals and access to the senior investment personnel of Golub Capital, including a commitment by each member of GC Advisors’ investment committee to serve in such capacity. These personnel services are provided under the Staffing Agreement on a direct cost reimbursement basis to GC Advisors. Subject to the requirements of the 1940 Act, GC Advisors may enter into one or more sub-advisory agreements under which GC Advisors may obtain assistance in fulfilling its responsibilities under the Investment Advisory Agreement.

Management Fee

Pursuant to the Investment Advisory Agreement, we pay GC Advisors a fee for investment advisory and management services consisting of two components — a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee is ultimately borne by our stockholders.

The base management fee is calculated at an annual rate equal to 1.375% of our average adjusted gross assets at the end of the two most recently completed calendar quarters (including assets purchased with borrowed funds and securitization-related assets, leverage, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian but adjusted to exclude cash and cash equivalents so that investors do not pay the base management fee on such assets). For services rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during a current calendar quarter. Base management fees for any partial month or quarter are appropriately pro-rated. For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within 270 days of purchase (which is different than the GAAP definition, which defines cash equivalents as U.S. government securities and commercial paper instruments maturing within 90 days of purchase). To the extent that GC Advisors or any of its affiliates provides investment advisory, collateral management or other similar services to a subsidiary of ours, the base management fee shall be reduced by an amount equal to the product of (1) the total fees paid to GC Advisors by such subsidiary for such services and (2) the percentage of such subsidiary’s total equity, including membership interests and any class of notes not exclusively held by one or more third parties, that is owned, directly or indirectly, by us.

We pay GC Advisors an incentive fee. We have structured the calculation of the incentive fee to include a fee limitation such that an incentive fee for any quarter can only be paid to GC Advisors if, after such payment, the cumulative incentive fees paid to GC Advisors since April 13, 2010, the effective date of our election to become a business development company, would be less than or equal to 20.0% of our Cumulative Pre-Incentive Fee Net Income (as defined below).

We accomplish this limitation by subjecting each quarterly incentive fee payable under the Income and Capital Gains Incentive Fee Calculation (as defined below) to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap in any quarter is equal to the difference between (a) 20.0% of Cumulative Pre-Incentive Fee Net Income and (b) cumulative incentive fees of any kind paid to GC Advisors by us since April 13, 2010. To the extent the Incentive Fee Cap is zero or a negative value in any quarter, no incentive fee would be payable in that quarter. “Cumulative Pre-Incentive Fee Net Income” is equal to the sum of (a) Pre-Incentive Fee Net Investment Income (as defined below) for each period since April 13, 2010 and (b) cumulative aggregate realized capital gains, cumulative aggregate realized capital losses, cumulative aggregate unrealized capital depreciation and cumulative aggregate unrealized capital appreciation since April 13, 2010. “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the calendar quarter (including the base management fee, taxes, any expenses payable under the Investment Advisory Agreement and the Administration Agreement, any expenses of securitizations and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends, and zero coupon securities, accrued income that we have not yet received in cash. GC Advisors does not return to us amounts paid to it on accrued income that we have not yet received in cash if such income is not ultimately received by us in cash. If we do not ultimately receive income, a loss would be recognized, reducing future fees.

Incentive fees are calculated as described below and payable quarterly in arrears (or, upon termination of the Investment Advisory Agreement, as of the termination date).

Income and Capital Gain Incentive Fee Calculation

The income and capital gain incentive fee calculation (the “Income and Capital Gain Incentive Fee Calculation”) has two parts: the income component and the capital gains component. The income component is calculated quarterly in arrears based on our Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter.

Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the income component, it is possible that an incentive fee may be calculated under this formula with respect to a period in which we have incurred a loss. For example, if we receive Pre-Incentive Fee Net Investment Income in excess of the hurdle rate (as defined below) for a calendar quarter, the income component will result in a positive value and an incentive fee will be paid unless the payment of such incentive fee would cause us to pay incentive fees on a cumulative basis that exceed 20.0% of our Cumulative Pre-Incentive Fee Net Income.

Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 2.0% quarterly. If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our Pre-Incentive Fee Net Investment Income and make it easier for GC Advisors to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. Our Pre-Incentive Fee Net Investment Income used to calculate this part of the incentive fee is also included in the amount of our total assets (excluding cash and cash equivalents but including assets purchased with borrowed funds and securitization-related assets, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian) used to calculate the 1.375% base management fee, which fee is payable on all of our assets managed by GC Advisors.

We calculate the income component of the Income and Capital Gains Incentive Fee Calculation with respect to our Pre-Incentive Fee Net Investment Income quarterly, in arrears, as follows:

•	zero in any calendar quarter in which the Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate;
•	100.0% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than 2.5%) as the “catch-up” provision. The catch-up is meant to provide GC Advisors with 20.0% of the Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply if this net investment income exceeds 2.5% in any calendar quarter; and
•	20.0% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any calendar quarter.

The sum of these calculations yields the “Income Incentive Fee.” This amount is appropriately adjusted for any share issuances or repurchases during the quarter.

The following is a graphical representation of the Income Incentive Fee calculation:

Quarterly Income Component of Income and Capital Gain Incentive Fee Calculation Based on Net Income

Pre-Incentive Fee Net Investment Income
(Expressed as a Percentage of the Value of Net Assets)

Percentage of Pre-Incentive Fee Net Investment Income Allocated to Income Component of Income and Capital Gain Incentive Fee Calculation

The second part of the Income and Capital Gain Incentive Fee Calculation (the “Capital Gain Incentive Fee”) equals (a) 20.0% of our Capital Gain Incentive Fee Base (as defined below), if any, calculated in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing with the calendar year ending December 31, 2010, less (b) the aggregate amount of any previously paid Capital Gain Incentive Fees. Our “Capital Gain Incentive Fee Base” equals the sum of (1) our realized capital gains, if any, on a cumulative positive basis from April 13, 2010 through the end of each calendar year, (2) all realized capital losses on a cumulative basis and (3) all unrealized capital depreciation on a cumulative basis.

•	The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in our portfolio when sold is less than (b) the accreted or amortized cost base of such investment.
•	The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment.
•	The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in our portfolio as of the applicable Capital Gain Incentive Fee calculation date and (b) the accreted or amortized cost basis of such investment.

The sum of the Income Incentive Fee and the Capital Gain Incentive Fee is the “Incentive Fee.”

We will accrue the Capital Gain Incentive Fee if, on a cumulative basis, the sum of net realized gains/(losses) plus net unrealized appreciation/(depreciation) is positive. The Capital Gain Incentive Fee is calculated on a cumulative basis from April 13, 2010 through the end of each calendar year. For the calendar years ended December 31, 2012, 2011 and 2010, the Capital Gain Incentive Fee was zero. For the fiscal years ended September 30, 2012, 2011 and 2010, the Capital Gain Incentive Fee was zero.

Cap on Fees

The Incentive Fee will not be paid at any time if, after such payment, the cumulative Incentive Fees paid to date would be greater than 20.0% of our Cumulative Pre-Incentive Fee Net Income since April 13, 2010, the effective date of our election to become a business development company. In this prospectus, we refer to such amount, less any Incentive Fees previously paid, as the Incentive Fee Cap. If, for any relevant period, the Incentive Fee Cap calculation results in our paying less than the amount of the Incentive Fee calculated above, then the difference between the Incentive Fee and the Incentive Fee Cap will not be paid by us, and will not be received by GC Advisors as an Incentive Fee either at the end of such relevant period or at the end of any future period. For the avoidance of doubt, our stockholders benefit from a reduction in the amount of Incentive Fees that we pay, and that they pay indirectly, equal to the sum of the differences, if any, between the Incentive Fee and the Incentive Fee Cap.

Examples of Quarterly Incentive Fee Calculation

Example 1 — Income Related Portion of Incentive Fee(1):

Assumptions

Hurdle rate(2) = 2.00%

Management fee(3) = 0.344%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.35%

(1)	The hypothetical amount of Pre-Incentive Fee Net Investment Income shown is based on a percentage of total net assets. In addition, the example assumes that during the most recent four full calendar quarter periods ending on or prior to the date the payment set forth in the example is to be made, the sum of (a) our aggregate distributions to our stockholders and (b) our change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) is at least 8.0% of our net assets at the beginning of such period (as adjusted for any share issuances or repurchases).
(2)	Represents a quarter of the 8.0% annualized hurdle rate.
(3)	Represents a quarter of the 1.375% annualized management fee.
(4)	Excludes offering expenses.

Alternative 1

Additional Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Pre-Incentive Fee Net Investment Income (investment income - (management fee + other expenses)) = 0.556%

Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate, therefore there is no Incentive Fee.

Alternative 2

Additional Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.80%

Pre-Incentive Fee Net Investment Income (investment income – (management fee + other expenses)) = 2.106%

Pre-Incentive Fee Net Investment Income exceeds hurdle rate, therefore there is an incentive fee.

Incentive Fee	= 100% × “catch- up” + the greater of 0% AND (20% × (Pre-Incentive Fee Net Investment Income – 2.50%)) = (100% × (2.106% – 2.00%)) + 0% = 100% × 0.106% = 0.106%

Alternative 3

Additional Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.50%

Pre-Incentive Fee Net Investment Income (investment income – (management fee + other expenses)) = 2.806%

Pre-Incentive Fee Net Investment Income exceeds hurdle rate, therefore there is an Incentive Fee.

Incentive Fee	= 100% × “catch-up” + the greater of 0% AND
  (20% × (Pre-Incentive Fee Net Investment Income – 2.50%))
= (100% × (2.50% – 2.00%)) + (20% × (2.806% – 2.50%))
= 0.50% + (20% × 0.306%)
= 0.50% + 0.061%
= 0.561%

Example 2 — Capital Gains Portion of Incentive Fee:

Alternative 1

Assumptions

Year 1:	$20 million investment made in Company A (“Investment A”) and $30 million investment made in Company B (“Investment B”)
Year 2:	Investment A is sold for $15 million and fair market value (“FMV”) of Investment B determined to be $29 million
Year 3:	FMV of Investment B determined to be $27 million
Year 4:	Investment B sold for $25 million

The capital gains portion of the Incentive Fee, if any, would be:

Year 1:	None (No sales transactions)
Year 2:	None (Sales transaction resulted in a realized capital loss on Investment A)
Year 3:	None (No sales transactions)
Year 4:	None (Sales transaction resulted in a realized capital loss on Investment B)

Each quarterly incentive fee payable on the Income and Capital Gains Incentive Fee Calculation is subject to the Incentive Fee Cap. Below are the necessary adjustments to the Incentive Fee payable to adhere to the Incentive Fee Cap.

Year 1:	No adjustment; no realized capital losses or unrealized capital depreciation.
Year 2:	Investment A sold at a $5 million loss. Investment B has unrealized capital depreciation of $1 million. Therefore, GC Advisors would not be paid on the $6 million realized/unrealized loss, which would result in a lower Incentive Fee by $1.2 million.
Year 3:	Investment B has unrealized capital depreciation of $2 million. Therefore, GC Advisors would not be paid on the $2 million unrealized capital depreciation, which would result in a lower Incentive Fee by $400,000.
Year 4:	Investment B sold at a $5 million loss. Investment B was previously marked down by $3 million; therefore, we would realize a $5 million loss on Investment B and reverse the previous $3 million in unrealized capital depreciation. The net effect would be a loss of $2 million. GC Advisors would not be paid on the $2 million loss, which would result in a lower Incentive Fee by $400,000.

Alternative 2

Assumptions

Year 1:	$20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)
Year 2:	FMV of Investment A determined to be $18 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million.
Year 3:	Investment A sold for $18 million. FMV of Investment B determined to be $24 million and FMV of Investment C determined to be $25 million
Year 4:	FMV of Investment B determined to be $22 million. Investment C sold for $24 million
Year 5:	Investment B sold for $20 million

Each quarterly Incentive Fee payable on the Income and Capital Gains Incentive Fee Calculation is subject to the Incentive Fee Cap. Below are the necessary adjustments to the Incentive Fee payable to adhere to the Incentive Fee Cap.

Year 1:	No adjustment; no realized capital losses or unrealized capital depreciation.
Year 2:	Investment A has unrealized capital depreciation of $2 million. Investment B has unrealized capital depreciation of $5 million. Therefore, GC Advisors would not be paid on the $7 million unrealized capital depreciation which would result in a lower Incentive Fee by $1.4 million.
Year 3:	Investment B has additional unrealized capital depreciation of $1 million. Therefore, GC Advisors would not be paid on the $1 million unrealized capital depreciation, which would result in a lower Incentive Fee by $200,000.
Year 4:	Investment B has additional unrealized capital depreciation of $2 million. Investment C sold at a $1 million realized loss. Therefore, GC Advisors would not be paid on the $3 million realized/unrealized loss, which would result in a lower Incentive Fee by $600,000.
Year 5:	Investment B sold at a $10 million loss. Investment B was previously marked down by $8 million; therefore, we would realize a $10 million loss on Investment B and reverse the previous $8 million in unrealized capital depreciation. The net effect would be a loss of $2 million. GC Advisors would not be paid on the $2 million loss, which would result in a lower Incentive Fee by $400,000.

The capital gains portion of the Incentive Fee, if any, would be:

Year 1:	None (No sales transactions)
Year 2:	None (No sales transactions)
Year 3:	None (Sales transaction resulted in a realized capital loss on Investment A)
Year 4:	None (Sales transaction resulted in a realized capital loss on Investment C)
Year 5:	None (Sales transaction resulted in a realized capital loss on Investment B)

Alternative 3

Assumptions

Year 1:	$25 million investment made in Company A (“Investment A”) and $20 million investment made in Company B (“Investment B”)
Year 2:	Investment A is sold for $30 million and FMV of Investment B determined to be $22 million
Year 3:	FMV of Investment B determined to be $23 million
Year 4:	Investment B sold for $23 million

The capital gains portion of the Incentive Fee, if any, would be:

Year 1:	None (No sales transactions)
Year 2:	$1 million (20% multiplied by $5 million realized capital gains on sale of Investment A)
Year 3:	None (No sales transactions)
Year 4:	$600,000 (20% multiplied by $8 million realized capital gains on sale of Investment A and Investment B) less $1 million (capital gains fee paid in year 2)

Each quarterly Incentive Fee payable on the Income and Capital Gains Incentive Fee Calculation is subject to the Incentive Fee Cap. Below are the necessary adjustments to the Incentive Fee payable to adhere to the Incentive Fee Cap.

Year 1:	No adjustment necessary
Year 2:	No adjustment necessary. GC Advisors would not be paid on the $2 million unrealized gain on Investment B.
Year 3:	No adjustment necessary. GC Advisors would not be paid on the $1 million unrealized gain on Investment B.
Year 4:	No adjustment necessary

Payment of Our Expenses

All investment professionals of GC Advisors and/or its affiliates, when and to the extent engaged in providing investment advisory and management services to us, and the compensation and routine overhead expenses of personnel allocable to these services to us, are provided and paid for by GC Advisors and not by us. We bear all other out-of-pocket costs and expenses of our operations and transactions. See “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows — Overview — Expenses.”

Duration and Termination

Unless terminated earlier as described below, the Investment Advisory Agreement, as amended, will continue in effect from year to year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, and, in either case, if also approved by a majority of our directors who are not “interested persons,” as that term is defined in the 1940 Act, of us. The Investment Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by GC Advisors and may be terminated by either party without penalty upon not less than 60 days’ written notice to the other. The holders of a majority of our outstanding voting securities, by vote, may also terminate the Investment Advisory Agreement without penalty. See “Risk Factors — Risks Relating to our Business and Structure — We are dependent upon key personnel of GC Advisors for our future success and upon their access to the investment professionals and partners of Golub Capital and its affiliates.”

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GC Advisors and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of GC Advisors’ services under the Investment Advisory Agreement or otherwise as our investment adviser.

Board Approval of the Investment Advisory Agreement

At a meeting of our board of directors held on February 5, 2013, our board of directors unanimously voted to approve the Investment Advisory Agreement. In reaching a decision to approve the Investment Advisory Agreement, the board of directors reviewed a significant amount of information and considered, among other things:

•	the nature, extent and quality of the advisory and other services provided to us by GC Advisors;
•	the investment performance of us and GC Advisors;
•	the fee structures of comparable externally managed business development companies that engage in similar investing activities; and
•	various other matters.

Based on the information reviewed and the considerations detailed above, the board of directors, including all of the directors who are not “interested persons,” as that term is defined in the 1940 Act, of us, concluded that the investment advisory fee rates and terms are fair and reasonable in relation to the services provided and approved the Investment Advisory Agreement, as well as the Administration Agreement, as being in the best interests of our stockholders.

Our board of directors approved an amendment to the Investment Advisory Agreement by unanimous written consent on June 17, 2010. On July 16, 2010, we amended and restated the Investment Advisory Agreement to effectuate the fee offsetting arrangement associated with the Debt Securitization, thereby assuring that the management fees paid by our stockholders (whether directly or indirectly) do not exceed those in the original investment advisory agreement. These amendments provide that the base management fee payable by us under the Investment Advisory Agreement is reduced, to the extent that GC Advisors or any of its affiliates provides investment advisory, collateral management or other similar services to a subsidiary of ours, by an amount equal to the product of (1) the total fees that are paid to GC Advisors by such subsidiary for such services and (2) the percentage of such subsidiary’s total equity, including membership interests and any class of notes not exclusively held by one or more third parties, that is owned, directly or indirectly, by us. The change was approved unanimously by our board of directors, including all of the independent directors. However, because the change was not material, but rather assured continuation of the economic arrangements agreed to and approved by the initial stockholders and the board of directors and was beneficial to our stockholders (such that no rational investor would vote against the change), submitting the change to a stockholder vote was determined to be an unnecessary and inappropriate cost for us to incur at the expense of our stockholders. We believe that prior to these amendments, the Investment Advisory Agreement authorized securitization transactions.

Administration Agreement

Pursuant to the Administration Agreement, the Administrator furnishes us with office facilities and equipment and provides clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Under the Administration Agreement, the Administrator performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, the Administrator assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, the Administrator also provides managerial assistance on our behalf to those portfolio companies that have accepted our offer to provide such assistance. The Administrator may retain third parties to assist in providing administrative services to us. To the extent that the Administrator outsources any of its functions, we pay the fees associated with such functions on a direct basis without profit to the Administrator. We reimburse the Administrator for the allocable portion (subject to approval of our board of directors) of the Administrator’s overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs. In addition, if requested to provide significant managerial assistance to our portfolio companies, the Administrator is paid an additional amount based on the cost of the services provided, which shall not exceed the amount we receive from such portfolio companies for providing this assistance. On February 5, 2013, the Administration Agreement was renewed for a one-year term with the approval of our board of directors. Effective February 5, 2013, we consented to the assignment by GC Service Company, LLC of the Administration Agreement to Golub Capital LLC, following which Golub Capital LLC serves as our Administrator. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. To the extent that the Administrator outsources any of its functions we pay the fees associated with such functions on a direct basis without profit to the Administrator.

Indemnification

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Administrator and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as our administrator.

License Agreement

We have entered into a license agreement with Golub Capital LLC under which Golub Capital LLC has granted us a non-exclusive, royalty-free license to use the name “Golub Capital”. Under this agreement, we will have a right to use the “Golub Capital” name for so long as GC Advisors or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “Golub Capital” name. This license agreement will remain in effect for so long as the Investment Advisory Agreement with GC Advisors is in effect.

Staffing Agreement

We do not have any internal management capacity or employees. We depend on the diligence, skill and network of business contacts of the senior investment professionals of GC Advisors to achieve our investment objective. GC Advisors is an affiliate of Golub Capital and depends upon access to the investment professionals and other resources of Golub Capital and its affiliates to fulfill its obligations to us under the Investment Advisory Agreement. GC Advisors also depends upon Golub Capital to obtain access to deal flow generated by the professionals of Golub Capital and its affiliates. Under the Staffing Agreement, Golub Capital provides GC Advisors with the resources necessary to fulfill these obligations. The Staffing Agreement provides that Golub Capital will make available to GC Advisors experienced investment professionals and access to the senior investment personnel of Golub Capital for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. The Staffing Agreement also includes a commitment that the members of GC Advisors’ investment committee serve in such capacity. The Staffing Agreement remains in effect until terminated and may be terminated by either party without penalty upon 60 days’ written notice to the other party. Services under the Staffing Agreement are provided to GC Advisors on a direct cost reimbursement basis, and such fees are not our obligation.

RELATED PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS

We have entered into agreements with GC Advisors, in which members of our senior management and members of GC Advisors’ investment committee have ownership and financial interests. Members of our senior management and the investment committee also serve as principals of other investment advisers affiliated with GC Advisors that do and may in the future sponsor or manage accounts with investment objectives similar to ours. In addition, our executive officers and directors and the members of GC Advisors and its investment committee serve or may serve as officers, directors or principals of entities that operate in the same, or related, line of business as we do or of accounts managed or sponsored by our affiliates. These accounts may have investment objectives similar to our investment objective.

Subject to certain 1940 Act restrictions on co-investments with affiliates, GC Advisors offers us the right to participate in all investment opportunities that it determines are appropriate for us in view of our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other relevant factors. Such offers are subject to the exception that, in accordance with GC Advisors’ code of ethics and allocation policies, we might not participate in each individual opportunity but will, on an overall basis, be entitled to participate equitably with other entities sponsored or managed by GC Advisors and its affiliates.

GC Advisors and its affiliates have both subjective and objective policies and procedures in place and designed to manage the potential conflicts of interest between GC Advisors’ fiduciary obligations to us and its similar fiduciary obligations to other clients. To the extent that we compete with entities sponsored or managed by GC Advisors or its affiliates for a particular investment opportunity, GC Advisors will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict of interest and allocation policies, (2) the requirements of the Advisers Act and (3) certain restrictions under the 1940 Act regarding co-investments with affiliates. GC Advisors’ allocation policies are intended to ensure that, over time, we may generally share equitably in investment opportunities with other accounts sponsored or managed by GC Advisors or its affiliates, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other accounts. There can be no assurance that GC Advisors’ or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor.

GC Advisors has historically sponsored or managed, and currently sponsors or manages, accounts with similar or overlapping investment strategies and has put in place a conflict-resolution policy that addresses the co-investment restrictions set forth under the 1940 Act. GC Advisors seeks to ensure the equitable allocation of investment opportunities when we are able to invest alongside other accounts sponsored or managed by GC Advisors and its affiliates. When we invest alongside such other accounts, such investments are made consistent with GC Advisors’ allocation policy. Under this allocation policy, GC Advisors will determine separately the amount of any proposed investment to be made by us and similar eligible accounts. We expect that these determinations will be made similarly for other accounts sponsored or managed by GC Advisors and its affiliates. If sufficient securities or loan amounts are available to satisfy our and each such account’s proposed investment, the opportunity will be allocated in accordance with GC Advisor’s pre-transaction determination. Where there is an insufficient amount of an investment opportunity to fully satisfy us and other accounts sponsored or managed by GC Advisors or its affiliates, the allocation policy further provides that allocations among us and other accounts will generally be made pro rata based on the amount that each such party would have invested if sufficient securities or loan amounts were available. In situations in which co-investment with other entities sponsored or managed by GC Advisors or its affiliates is not permitted or appropriate, such as when, in the absence of exemptive relief described below, we and such other entities would be making different investments in the same issuer, GC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. GC Advisors will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on a basis that will be fair and equitable over time, including, for example, through random or rotational methods.

We have in the past and expect in the future to co-invest on a concurrent basis with other affiliates of GC Advisors, unless doing so is impermissible with existing regulatory guidance, applicable regulations, the terms of any exemptive relief granted to us and our allocation procedures. Certain types of negotiated co-investments may be made only if we receive an order from the SEC permitting us to do so. There can be no assurance that we will obtain any such order. See “Regulation — Other.” We and GC Advisors have submitted an exemptive application to the SEC to permit greater flexibility to negotiate the terms of co-investments if our board of directors determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by GC Advisors or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.

GC Advisors and its affiliates have other clients with similar or competing investment objectives, including several private funds that are pursuing an investment strategy similar to ours, some of which are continuing to seek new capital commitments. In serving these clients, GC Advisors may have obligations to other clients or investors in those entities. Our investment objective may overlap with such affiliated accounts. GC Advisors’ allocation procedures are designed to allocate investment opportunities among the accounts sponsored or managed by GC Advisors and its affiliates in a manner consistent with its obligations under the Advisers Act. If two or more accounts with similar investment strategies are actively investing, GC Advisors will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. See “Risk Factors — Risks Relating to our Business and Structure — Conflicts related to obligations GC Advisors’ investment committee, GC Advisors or its affiliates have to other clients.” Additionally, under our incentive fee structure, GC Advisors benefits when we recognize capital gains and, because GC Advisors determines when a holding is sold, GC Advisors controls the timing of the recognition of such capital gains. See “Risk Factors — Risks Relating to our Business and Structure — Our management and incentive fee structure may create incentives for GC Advisors that are not fully aligned with the interests of our stockholders.” In addition, because the base management fee that we pay to GC Advisors is based on our average adjusted gross assets, including those assets acquired through the use of leverage, GC Advisors has a financial incentive to incur leverage.

Our senior management, members of GC Advisors’ investment committee and other investment professionals from GC Advisors may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material nonpublic information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law. In addition, we have adopted a formal code of ethics that governs the conduct of our and GC Advisors’ officers, directors and employees. Our officers and directors also remain subject to the duties imposed by both the 1940 Act and the DGCL.

We have entered into an Investment Advisory Agreement with GC Advisors pursuant to which we pay GC Advisors a base management fee and incentive fee. The Investment Advisory Agreement became effective upon the pricing of our initial public offering and was amended and restated on July 16, 2010 to effectuate the fee offsetting arrangement associated with the Debt Securitization, thereby assuring that the management fees paid by our stockholders (whether directly or indirectly) do not exceed those in the original investment advisory agreement. The change was approved unanimously by our board of directors, including all of the independent directors. However, because the change was not material, but rather assured continuation of the economic arrangements agreed to and approved by the initial stockholder and the board of directors and was beneficial to our stockholders (such that no rational investor would vote against the change), submitting the change to a stockholder vote was determined to be an unnecessary and inappropriate cost for us to incur at the expense of our stockholders. We believe that prior to these amendments, the Investment Advisory Agreement authorized securitization transactions. The incentive fee is computed and paid on income that we may not have yet received in cash. This fee structure may create an incentive for GC Advisors to make certain types of investments. Additionally, we rely on investment professionals from GC Advisors to assist our board of directors with the valuation of our portfolio investments. GC Advisors’ base management fee and incentive fee are based on the value of our investments and there may be a conflict of interest when personnel of GC Advisors are involved in the valuation process of our portfolio investments.

We have entered into a license agreement with Golub Capital LLC under which Golub Capital LLC granted us a non-exclusive, royalty-free license to use the name “Golub Capital.”

We have entered into an Administration Agreement with GC Service Company, LLC, pursuant to which the Administrator furnishes us with office facilities and equipment and provides clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Under our Administration Agreement, the Administrator performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. GC Advisors is the sole member of and controls the Administrator.

GC Advisors is an affiliate of Golub Capital, with whom it has entered into the Staffing Agreement. Under this agreement, Golub Capital makes available to GC Advisors experienced investment professionals and access to the senior investment personnel and other resources of Golub Capital and its affiliates. The Staffing Agreement should provide GC Advisors with access to deal flow generated by the professionals of Golub Capital and its affiliates and commits the members of GC Advisors’ investment committee to serve in that capacity. GC Advisors seeks to capitalize on what we believe to be the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Golub Capital’s investment professionals.

On February 5, 2010, GEMS Fund L.P., or GEMS, entered into an agreement to purchase 195 limited liability company interests in Golub Capital BDC LLC for cash in a private placement, resulting in aggregate net cash proceeds to us of $25.0 million. Investors in GEMS include employees and management of Golub Capital and its affiliates as well as a small number of long-time investors in accounts managed or sponsored by Golub Capital. On March 1, 2013, GEMS distributed to its investors all of the 1,752,048 shares of our common stock that it owned.

Concurrently with the closing of our initial public offering on April 20, 2010, we sold to certain existing investors in entities advised by affiliates of Golub Capital and to certain of our officers and directors, their immediate family members or entities owned by, or family trusts for the benefit of, such persons, in a separate private placement 1,322,581 shares of our common stock at a price of $14.50 per share, resulting in aggregate net cash proceeds to us of approximately $19.2 million.

Both of these private placements were conducted in reliance on Rule 506 under Regulation D of the Securities Act.

Each of the Capital Companies has agreed that it may not vote proxies or give consents sought by us with respect to any entity or portfolio investment for which GC Advisors or any affiliate of GC Advisors is the general partner, managing member or investment adviser. Rather, such votes will be cast or consents given as instructed by the partners or members of the applicable Capital Company based on such partner’s or member’s proportional interest therein. The partners and members that are not affiliated with us comprise more than 90% of such persons. Each of the Capital Companies will inform its partners or members, as applicable, of any matter requiring such a vote or consent and will provide them with copies of all related proxy materials and similar information.

GC Advisors serves as collateral manager to the Securitization Issuer under a collateral management agreement and receives a fee for providing these services that is offset against the base management fee payable by us under the Investment Advisory Agreement.

In our common stock offerings that closed on February 3, 2012, October 19, 2012 and January 18, 2013, Golub Capital Employee Grant Program Rabbi Trust, a trust organized for the purpose of awarding equity incentive compensation to employees of Golub Capital, purchased an aggregate of $3.1 million of shares at the public offering price of $15.35 per share, an aggregate of $3.0 million of shares at the public offering price of $15.58 per share and an aggregate of $1.0 million of shares at the public offering price of $15.81 per share, respectively. The same trust also invested $3.2 million through open market purchases through September 30, 2012. In addition, in the February 2012 and October 2012 offerings, Mr. William M. Webster IV, one of our directors, purchased 15,000 shares at the public offering price of $15.35 per share and 10,000 shares at the public offering price of $15.58 per share, respectively. In our February 2012 offering, Mr. John T. Baily, one of our directors, purchased $75,000 of shares at the public offering price of $15.35 per share.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

Immediately after completion of our January 2013 follow-on equity offering (and giving effect to the issuance of shares pursuant to the underwriters’ partial exercise of the over-allotment option), there were 33,727,598 shares of common stock outstanding. As of the date of this prospectus, the following table sets out certain ownership information with respect to our common stock for those persons who directly or indirectly own, control or hold with the power to vote five percent or more of our outstanding common stock, each of our directors and officers and all officers and directors as a group.

		Percentage of Common Stock Outstanding
Name and Address	Type of Ownership	Shares Owned	Percentage
Golub Capital LLC(1)	Beneficial	4,192,445	12.4%
Lawrence E. Golub(2)(3)	Beneficial	4,594,904	13.6%
David B. Golub(2)(3)	Beneficial	4,453,409	13.2%
John T. Baily(2)	Beneficial	16,435	*%
Kenneth F. Bernstein(2)	Beneficial	26,765	*%
Anita R. Rosenberg(2)	Beneficial	38,885	*%
William M. Webster IV(2)	Beneficial	269,001	*%
Ross A. Teune(2)	Beneficial	4,548	*%
Joshua M. Levinson(2)	N/A	4,170	*%
All officers and directors as a group (8 persons)	Beneficial	5,097,177	15.1%

*	Represents less than 1.0%.
(1)	The address of Golub Capital LLC is 150 South Wacker Drive, Suite 800, Chicago, IL 60606. Golub Capital LLC serves as investment adviser to Golub Capital Company IV, LLC. By virtue of its investment power over securities held by Golub Capital Company IV, LLC, Golub Capital LLC may be deemed to have beneficial ownership over the 764,808 shares of Golub Capital BDC, Inc. indirectly owned by Golub Capital Company IV, LLC although voting rights to such securities have been passed through to the members of Golub Capital Company IV, LLC. Golub Capital LLC serves as investment adviser to Golub Capital Company V LLC. By virtue of its investment power over securities held by Golub Capital Company V LLC, Golub Capital LLC may be deemed to have beneficial ownership over the 2,291,784 shares of Golub Capital BDC, Inc. indirectly owned by Golub Capital Company V LLC although voting rights to such securities have been passed through to the members of Golub Capital Company V LLC. Golub Capital LLC serves as investment adviser to Golub Capital Company VI LLC. By virtue of its investment power over securities held by Golub Capital Company VI LLC, Golub Capital LLC may be deemed to have beneficial ownership over the 1,135,853 shares of Golub Capital BDC, Inc. indirectly owned by Golub Capital Company VI LLC although voting rights to such securities have been passed through to the members of Golub Capital Company VI LLC.
(2)	The address for each of our officers and directors is c/o Golub Capital BDC, Inc., 150 South Wacker Drive, Suite 800, Chicago, IL 60606.
(3)	Messrs. Lawrence E. Golub and David B. Golub are control persons of Golub Capital LLC and GC Investment Management LLC. The shares of common stock shown in the above table as being owned by each named individual reflect the fact that, due to their control of such entities, as well as their ownership interests in Golub Capital Company IV, LLC, Golub Capital Company V LLC and Golub Capital Company VI LLC, each may be viewed as having investment power over 4,192,445 shares of common stock indirectly owned by such entities although voting rights to such securities have been passed through to the respective members and limited partners. The shares of common stock shown in the above table as being owned by each named individual reflect the fact that, due to their control of GCI Development LLC, GEMS Associates LLC and GC Investment Management LLC, each may be viewed as having investment power over 118,495 shares of common stock indirectly owned by such entities although shares will be held for the benefit of employees of such entities. Messrs. Lawrence E. Golub and David B. Golub disclaim beneficial ownership of all such shares of common stock except to the extent of their respective pecuniary interests therein. In addition, the immediate family members or entities owned by, or family trusts for the benefit of, the families of Messrs. Lawrence E. Golub and David B. Golub own

283,964 and 142,469 shares (including shares subsequently issued under our Dividend Reinvestment Plan), respectively, and Messrs. Lawrence E. Golub and David B. Golub may be deemed as having investment power over such shares.

We are not part of a “family of investment companies,” as that term is defined in the 1940 Act. The following table sets out the dollar range of our equity securities that each of our directors beneficially owned as of December 31, 2012 based on the closing price of $15.98 on such date.

Name of Director	Dollar Range of Equity Securities in Golub Capital BDC(1)
Independent Directors
John T. Baily	Over $100,000
Kenneth F. Bernstein	Over $100,000
Anita R. Rosenberg	Over $100,000
William M. Webster IV	Over $100,000
Interested Directors
Lawrence E. Golub	Over $100,000
David B. Golub	Over $100,000

(1)	Dollar ranges are as follows: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

The following table sets forth the dollar range of limited partnership interests in other private funds advised by Golub Capital and beneficially owned by any of our independent directors and his or her immediate family as of September 30, 2012.

Name of Director	Name of Owners	Name of Investment	Title of Class	Dollar Range of Equity Securities(1)
Independent Directors
Anita R. Rosenberg	Anita R. Rosenberg	Golub Capital Partners IV, L.P.	N/A – Single Class	Over $100,000
William M. Webster IV	William M. Webster IV; Lindsay Webster; William M. Webster III; J. Lyles Glenn, TTE, FBO William M. Webster V Trust UAD 3/15/99; Lindsay Lavine Webster, TTE, FBO Lindsay Lavine Webster RevTrust dtd 3/15/2006	Golub Capital
Partners IV, L.P.;
Golub Capital
Partners V, L.P.;
Golub Capital
Partners VI, L.P.;
Golub Capital
Partners VII, L.P.;
GC Coinvestment, L.P.;
GC 2009 Mezzanine
Partners, L.P.;
Golub Capital
International Ltd.;
		LEG Partners, L.P.	N/A – Single Class	Over $100,000 in each

(1)	Dollar ranges are as follows: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

SELLING STOCKHOLDERS

This prospectus also relates to 4,192,445 shares of our common stock that may be offered for resale by the stockholders identified below. These stockholders acquired the shares from us in connection with the BDC Conversion. We are registering the shares to permit the stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. We do not know how long the stockholders will hold the shares before selling them, if at all, or how many shares they will sell, if any, and we currently have no agreements, arrangements or understandings with any of the stockholders regarding the sale of any of the resale shares.

As of the date of this prospectus, the following table sets out certain ownership information with respect to the selling stockholders and our common stock. The shares offered by this prospectus may be offered from time to time by the stockholders listed below.

Stockholders	Shares Beneficially Owned Prior to Offering		Number of Shares That May Be Offered	Shares Beneficially Owned After Offering (Assuming All Offered Shares are Sold)
	Number	Percent		Number	Percent
Golub Capital Company IV, LLC(1)	764,808	2.3%	764,808	—	—
Golub Capital Company V LLC(1)	2,291,784	6.9%	2,291,784	—	—
Golub Capital Company VI LLC(1)	1,135,853	3.4%	1,135,853	—	—
Total	4,192,445	12.4%	4,192,445	—	—

(1)	Golub Capital LLC serves as investment adviser to the stockholder. By virtue of its investment power over securities held by the stockholder, Golub Capital LLC may be deemed to have beneficial ownership and Messrs. Lawrence E. Golub and David B. Golub, due to their control of Golub Capital LLC, as well as their ownership interests in the stockholder, may each be viewed as having investment power over the shares of Golub Capital BDC, Inc. indirectly owned by the stockholder although voting rights to such securities have been passed through to the members of the stockholder.

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

In calculating the value of our total assets, investment transactions are recorded on the trade date. Realized gains or losses are computed using the specific identification method. Investments for which market quotations are readily available are valued at such market quotations. Debt and equity securities that are not publicly traded or whose market price is not readily available are valued at fair value as determined in good faith by our board of directors based on the input of management and the audit committee. In addition, the board of directors has retained independent valuation firms to review the valuation of each portfolio investment for which a market quotation is not available at least once during each 12-month period. We also have adopted ASC Topic 820 and ASU 2010-06. ASC Topic 820 accounting statement requires us to assume that the portfolio investment is assumed to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC Topic 820, the market in which we can exit portfolio investments with the greatest volume and level activity is considered our principal market. ASU 2010-06 amends ASC Topic 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.

The valuation process is conducted at the end of each fiscal quarter, with a portion of our valuations of portfolio companies without market quotations subject to review by the independent valuation firms each quarter. When an external event with respect to one of our portfolio companies, such as a purchase transaction, public offering or subsequent equity sale occurs, we expect to use the pricing indicated by the external event to corroborate our valuation.

A readily available market value is not expected to exist for many of the investments in our portfolio, and we value these portfolio investments at fair value as determined in good faith by our board of directors under our valuation policy and process. The types of factors that the board of directors may take into account in determining the fair value of our investments generally include, as appropriate, comparisons of financial ratios of the portfolio companies that issued such private equity securities to peer companies that are public, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, and other relevant factors. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and may differ materially from values that may ultimately be received or settled. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different from the valuations currently assigned. See “Risk Factors — Risks Related to our Investments — Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.”

With respect to investments for which market quotations are not readily available, our board of directors undertake a multi-step valuation process each quarter, as described below:

•	Our quarterly valuation process begins with each portfolio company or investment being initially valued by investment professionals of GC Advisors responsible for credit monitoring.
•	Preliminary valuation conclusions are then documented and discussed with our senior management and GC Advisors.
•	The audit committee of our board of directors reviews these preliminary valuations.
•	At least once annually, the valuation for each portfolio investment is reviewed by an independent valuation firm.

•	The board of directors discusses valuations and determine the fair value of each investment in our portfolio in good faith.

The factors that are taken into account in fair value pricing investments include available current market data, including relevant and applicable market trading and transaction comparables; applicable market yields and multiples; security covenants; call protection provisions; information rights; the nature and realizable value of any collateral; the portfolio company’s ability to make payments; the portfolio company’s earnings and discounted cash flows and the markets in which it does business; comparisons of financial ratios of peer companies that are public; comparable merger and acquisition transactions; and the principal market and enterprise values.

Determination of fair values involves subjective judgments and estimates not verifiable by auditing procedures. Under current auditing standards, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements.

We will accrue the Capital Gain Incentive Fee if, on a cumulative basis, the sum of net realized gains/(losses) plus net unrealized appreciation/(depreciation) is positive. The Capital Gain Incentive Fee is calculated on a cumulative basis from the date we elected to become a business development company through the end of each calendar year. Any such accrual will have the effect of decreasing our net asset value, as determined above.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our board of directors authorizes, and we declare, a cash dividend or other distribution, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash distribution automatically reinvested in additional shares of our common stock, rather than receiving the cash distribution.

No action is required on the part of a registered stockholder to have their cash dividend or other distribution reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying American Stock Transfer & Trust Company, LLC, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive dividends or other distributions in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than three days prior to the record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share.

Those stockholders whose shares are held by a broker or other financial intermediary may receive dividends and other distributions in cash by notifying their broker or other financial intermediary of their election.

We may use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the distribution payable to such stockholder by the market price per share of our common stock at the close of regular trading on The NASDAQ Global Select Market on the date of such distribution, provided that in the event the market price per share on the date of such distribution exceeds the most recently computed net asset value per share, we will issue shares at the greater of the most recently computed net asset value per share or 95% of the current market price per share (or such lesser discount to the current market price per share that still exceeds the most recently computed net asset value per share). The market price per share on that date will be the closing price for such shares on The NASDAQ Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the dividend or other distribution cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated.

There will be no brokerage charges or other charges to stockholders who participate in the plan. The plan administrator’s fees are paid by us. If a participant elects by written notice to the plan administrator prior to termination of his or her account to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds.

Stockholders who receive dividends and other distributions in the form of stock are generally subject to the same U.S. federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash; however, since their cash dividends will be reinvested, such stockholders will not receive cash with which to pay any applicable taxes on reinvested dividends. A stockholder’s basis for determining gain or loss upon the sale of stock received in a dividend or other distribution from us generally will be equal to the total dollar value of the distribution paid to the stockholder. Any stock received in a dividend or other distribution will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the stockholder’s account. To the extent a stockholder is subject to U.S. federal withholding tax on a distribution, we will withhold the applicable tax and the balance will be reinvested in our common stock (or paid to such stockholder in cash if the stockholder has opted out of our dividend reinvestment plan).

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com by filling out the transaction request form located at the bottom of the participant’s statement and sending it to the plan administrator at the address below.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend or other distribution by us. All correspondence concerning the plan should be directed to the plan administrator by mail at American Stock Transfer & Trust Company, LLC, P.O. Box 922, Wall Street Station, New York, New York 10269, or by the Plan Administrator’s Interactive Voice Response System at (877) 276-7499.

If you withdraw or the plan is terminated, you will receive the number of whole shares in your account under the plan and a cash payment for any fraction of a share in your account.

If you hold your common stock with a brokerage firm that does not participate in the plan, you will not be able to participate in the plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares of common stock. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding any offering of our securities. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” is a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if either a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and has made a valid election to be treated as a U.S. person.

A “Non-U.S. stockholder” is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partner in a partnership that will hold shares of our common stock should consult its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares of common stock will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty, and the effect of any possible changes in the tax laws.

Election to Be Taxed as a RIC

As a business development company, we have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a RIC

If we:

•	qualify as a RIC; and
•	satisfy the Annual Distribution Requirement;

then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain, defined as net long-term capital gains in excess of net short-term capital losses, we distribute to stockholders. We will be subject to U.S. federal income tax at regular corporate rates on any net income or net capital gain not distributed to our stockholders.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	qualify to be treated as a business development company under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, or other income derived with respect to our business of investing in such stock or securities, and net income derived from interests in “qualified publicly traded partnerships” (partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends and other permitted RIC income) (the “90% Income Test”); and
•	diversify our holdings so that at the end of each quarter of the taxable year:
•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
•	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships (the “Diversification Tests”).

We may invest in partnerships, including qualified publicly traded partnerships, which may result in our being subject to state, local or foreign income, franchise or withholding liabilities.

In addition, we are subject to ordinary income and capital gain distribution requirements under U.S. federal excise tax rules for each calendar year. If we do not meet the required distributions we will be subject to a 4% nondeductible federal excise tax on the undistributed amount. The failure to meet U.S. federal excise tax distribution requirements will not cause us to lose our RIC status. We currently intend to make sufficient distributions each taxable year to satisfy the U.S. federal excise tax requirements.

Any underwriting fees paid by us are not deductible. We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, with increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment, (3) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (4) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (5) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (6) cause us to recognize income or gain without a corresponding receipt of cash, (7) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (8) adversely alter the characterization of certain complex financial transactions and (9) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections to mitigate the effect of these provisions and prevent our disqualification as a RIC.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long term or short term, depending on how long we held a particular warrant.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our qualification as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Some of the income and fees that we may recognize will not satisfy the 90% Income Test. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce our return on such income and fees.

Failure to Qualify as a RIC

If we were unable to qualify for treatment as a RIC and are unable to cure the failure, for example, by disposing of certain investments quickly or raising additional capital to prevent the loss of RIC status, we would be subject to tax on all of our taxable income at regular corporate rates. The “Regulated Investment Company Modernization Act of 2010,” which is generally effective for 2011 and subsequent tax years, provides some relief from RIC disqualification due to failures of the source of income and asset diversification requirements, although there may be additional taxes due in such cases. We cannot assure you that we would qualify for any such relief should we fail the income source or asset diversification requirements.

Should failure occur not only would all our taxable income be subject to tax at regular corporate rates, we would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate stockholders would be eligible to claim a dividends received deduction with respect to such dividends, and non-corporate stockholders would generally be able to treat such dividends as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. If we fail to qualify as a RIC for a period greater than two taxable years, to qualify as a RIC in a subsequent year we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next ten years.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus net short-term capital gains in excess of net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of our common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions generally will be treated as qualified dividend income and generally eligible for a maximum U.S. federal tax rate of either 15% or 20%, depending on whether the individual shareholder’s income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum U.S. federal tax rate.

Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains (currently generally at a maximum rate of either 15% or 20%, depending on whether the individual shareholder’s income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. Stockholders receiving dividends or distributions in the form of additional shares of our common stock purchased in the market should be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the amount of money that the stockholders receiving cash dividends or distributions will receive, and should have a cost basis in the shares received equal to such amount. Stockholders receiving dividends in newly issued shares of our common stock will be treated as receiving a distribution equal to the value of the shares received, and should have a cost basis of such amount.

Although we currently intend to distribute any net long-term capital gains at least annually, we may in the future decide to retain some or all of our net long-term capital gains but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include their share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal their allocable share of the tax paid on the deemed distribution by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for their common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares of our common stock will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of their investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of their shares of our common stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held their shares of common stock for more than one year. Otherwise, it would be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. In such a case, the basis of the common stock acquired will be increased to reflect the disallowed loss.

In general, individual U.S. stockholders are subject to a maximum U.S. federal income tax rate of either 15% or 20% (depending on whether the individual shareholder’s income exceeds certain threshold amounts) on their net capital gain, i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in our shares of common stock. Such rate is lower than the maximum federal income tax rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., net capital losses in excess of net capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carryback such losses for three years or carry forward such losses for five years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation. Dividends distributed by us generally will not be eligible for the dividends-received deduction or the lower tax rates applicable to certain qualified dividends.

We may be required to withhold U.S. federal income tax (“backup withholding”) currently at a rate of 28% from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle such stockholder to a refund, provided that proper information is timely provided to the IRS.

If a U.S. stockholder recognizes a loss with respect to shares of our common stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file with the IRS a disclosure statement on Form 8886. Direct stockholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, stockholders of a RIC are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. U.S. stockholders should consult their tax advisors to determine the applicability of these regulations in light of their specific circumstances.

For taxable years beginning after December 31, 2012, an additional 3.8% Medicare tax will be imposed on certain net investment income (including ordinary dividends and capital gain distributions received from us and net gains from redemptions or other taxable dispositions of our shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceed certain threshold amounts.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares of our common stock is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares of our common stock by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders (including interest income, net short-term capital gain or foreign-source dividend and interest income, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, in which case the distributions will generally be subject to U.S. federal income tax at the rates applicable to U.S. persons. In that case, we will not be required to withhold U.S. federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.

Under a provision that is scheduled to expire for taxable years of RICs beginning after December 31, 2013 (unless the provision is extended by the U.S. Congress), properly designated dividends received by a Non-U.S. stockholder generally are exempt from U.S. federal withholding tax when they (1) are paid in respect of our “qualified net interest income” (generally, our U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we are at least a 10% stockholder, reduced by expenses that are allocable to such income), or (2) were paid in connection with our “qualified short-term capital gains” (generally, the excess of our net short-term capital gain over our long-term capital loss for such taxable year). There can be no assurance that this provision will be extended, if there is an extension, and depending on the circumstances, we may designate all, some or none of our potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a Non-U.S. stockholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or an acceptable substitute or successor form). In the case of shares held through an intermediary, the intermediary could withhold even if we designate the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. stockholders should contact their intermediaries with respect to the application of these rules to their accounts.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States or, in the case of an individual Non-U.S. stockholder, the stockholder is present in the United States for 183 days or more during the year of the sale or capital gain dividend and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Effective January 1, 2014, we will be required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2017) redemption proceeds made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Stockholders may be requested to provide additional information to us to enable us to determine whether withholding is required.

An investment in shares by a non-U.S. person may also be subject to U.S. federal estate tax. Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax, U.S. federal estate tax, withholding tax, and state, local and foreign tax consequences of acquiring, owning or disposing of our common stock.

RIC Modernization Act

The Regulated Investment Company Modernization Act of 2010, which we refer to as the “Modernization Act,” generally applies to taxable years of a RIC beginning on or after December 22, 2010. In general, and among other things, the Modernization Act (i) eliminates the “preferential dividend” rule, which under previous law may have disallowed certain RIC distributions for purposes of the Annual Distribution Requirement, (ii) allows a RIC to carry forward capital losses, arising after the effective date, indefinitely, and (iii) provides certain mitigation exceptions for certain failures to satisfy the 90% Income Test and the Diversification Tests. In general, the provisions of the Modernization Act apply to us for our taxable years beginning on or after October 1, 2011.

American Taxpayer Relief Act of 2012

Congress recently enacted, and the President recently signed, the American Taxpayer Relief Act of 2012 (“ATRA”). Among other things, ATRA provided for the permanent extension of the 2012 ordinary and long-term capital gains tax rates for individuals with taxable income at or below certain thresholds, which are indexed for inflation ($400,000 in the case of unmarried individuals and $450,000 in the case of married couples filing jointly). However, because ATRA did not extend the 2012 tax rates for all taxpayers, for taxable years beginning after December 31, 2012, non-corporate taxpayers will be subject to a maximum rate of tax on ordinary income of 39.6% and a maximum rate of tax on long-term capital gains of 20% (or higher rates in the case of certain gains from real estate or certain collectibles).

ATRA also provided for a permanent extension of the taxation of qualified dividends received by non-corporate taxpayers at maximum rates of 15% or 20%, depending on whether taxable income exceeds the above thresholds applicable to long-term capital gains. Accordingly, distributions of our investment company taxable income that are reported by us as being derived from “qualified dividend income” will be taxed in the hands of non-corporate U.S. stockholders at the rates applicable to long-term capital gain, provided that holding period and other requirements are met by both the stockholders and us. As discussed above, dividends distributed by us will generally not be attributable to qualified dividend income. In addition, in the case of Non-U.S. stockholders, ATRA provided for a one-year extension (as well as the retroactive application to the beginning of 2012) of the special exemption from withholding for “interest-related dividends” and “short-term capital gain dividends” that is described above.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the DGCL and on our certificate of incorporation and bylaws. This summary is not necessarily complete, and we refer you to the DGCL and our certificate of incorporation and bylaws for a more detailed description of the provisions summarized below.

Capital Stock

Our authorized stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. Our common stock is traded on The NASDAQ Global Select Market under the ticker symbol “GBDC”. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Delaware law, our stockholders generally are not personally liable for our debts or obligations.

The following are our outstanding classes of securities immediately after completion of our January 2013 follow-on equity offering (and giving effect to the issuance of shares pursuant to the underwriters’ partial exercise of the overallotment option):

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under (3)
Common Stock	100,000,000	—	33,727,598
Preferred Stock	1,000,000	—	—

All shares of our common stock have equal rights as to earnings, assets, dividends and other distributions and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefrom. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except when their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will not be able to elect any directors.

Provisions of the DGCL and Our Certificate of Incorporation and Bylaws

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

The indemnification of our officers and directors is governed by Section 145 of the DGCL, and our certificate of incorporation and bylaws. Subsection (a) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if (1) such person acted in good faith, (2) in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and (3) with respect to any criminal action or proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

DGCL Section 145 further provides that to the extent that a present or former director or officer is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding. In all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it will be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the applicable standard of conduct has been met by the party to be indemnified. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation as authorized. DGCL Section 145 also provides that indemnification and advancement of expenses permitted under such Section are not to be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. DGCL Section 145 also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

Our certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the current DGCL or as the DGCL may hereafter be amended. DGCL Section 102(b)(7) provides that the personal liability of a director to a corporation or its stockholders for breach of fiduciary duty as a director may be eliminated except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock or (4) for any transaction from which the director derives an improper personal benefit.

Our bylaws provide for the indemnification of any person to the full extent permitted, and in the manner provided, by the current DGCL or as the DGCL may hereafter be amended. In addition, we have entered into indemnification agreements with each of our directors and officers in order to effect the foregoing except to the extent that such indemnification would exceed the limitations on indemnification under Section 17(h) of the 1940 Act.

Delaware Anti-Takeover Law

The DGCL and our certificate of incorporation and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders. We believe, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because the negotiation of such proposals may improve their terms.

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
•	on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition (in one transaction or a series of transactions) of 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Election of Directors

Our certificate of incorporation and bylaws provide that the affirmative vote of the holders of a majority of the votes cast by stockholders present in person or by proxy at an annual or special meeting of stockholders and entitled to vote thereat will be required to elect a director. Under our certificate of incorporation, our board of directors may amend the bylaws to alter the vote required to elect directors.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms, with the term of office of only one of the three classes expiring each year. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors helps to ensure the continuity and stability of our management and policies.

Number of Directors; Removal; Vacancies

Our certificate of incorporation provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than four nor more than eight. Under the DGCL, unless the certificate of incorporation provides otherwise (which our certificate of incorporation does not), directors on a classified board such as our board of directors may be removed only for cause. Under our certificate of incorporation and bylaws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office. The limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from seeking to acquire, control of us.

Action by Stockholders

Under our certificate of incorporation stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting. This may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) by or at the direction of the board of directors, (2) pursuant to our notice of meeting or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. Nominations of persons for election to the board of directors at a special meeting may be made only by or at the direction of the board of directors, and provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Stockholder Meetings

Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. In addition, in lieu of such a meeting, any such action may be taken by the unanimous written consent of our stockholders. Our certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board, the chief executive officer or the board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Calling of Special Meetings of Stockholders

Our certificate of incorporation and bylaws provide that special meetings of stockholders may be called by our board of directors, the chairman of the board and our chief executive officer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the DGCL or any provision of our certificate of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DESCRIPTION OF OUR PREFERRED STOCK

In addition to shares of common stock, our certificate of incorporation authorizes the issuance of preferred stock. We may issue preferred stock from time to time in one or more classes or series, without stockholder approval. Prior to issuance of shares of each class or series, our board of directors is required by Delaware law and by our certificate of incorporation to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any such an issuance must adhere to the requirements of the 1940 Act, Delaware law and any other limitations imposed by law.

The 1940 Act currently requires that (i) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, (ii) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends or other distribution on the preferred stock are in arrears by two years or more. Some matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a business development company. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

For any series of preferred stock that we may issue, our board of directors will determine and the articles supplementary and the prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;
•	the rate and time at which, and the preferences and conditions under which, any dividends or other distributions will be paid on shares of such series, as well as whether such dividends or other distributions are participating or non-participating;
•	any provisions relating to convertibility or exchangeability of the shares of such series, including adjustments to the conversion price of such series;
•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;
•	the voting powers, if any, of the holders of shares of such series;
•	any provisions relating to the redemption of the shares of such series;
•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;
•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;
•	if applicable, a discussion of certain U.S. federal income tax considerations; and
•	any other relative powers, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which dividends or other distributions, if any, thereon will be cumulative.

DESCRIPTION OF OUR SUBSCRIPTION RIGHTS

The following is a general description of the terms of the subscription rights we may issue from time to time. Particular terms of any subscription rights we offer will be described in the prospectus supplement relating to such subscription rights. We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current net asset value per share of common stock, taking into account underwriting commissions, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued.

We may issue subscription rights to our stockholders to purchase common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting, backstop or other arrangement with one or more persons pursuant to which such persons would purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering. Our common stockholders will indirectly bear all of the expenses incurred by us in connection with any subscription rights offerings, regardless of whether any common stockholder exercises any subscription rights.

A prospectus supplement will describe the particular terms of any subscription rights we may issue, including the following:

•	the period of time the offering would remain open (which shall be open a minimum number of days such that all record holders would be eligible to participate in the offering and shall not be open longer than 120 days);
•	the title and aggregate number of such subscription rights;
•	the exercise price for such subscription rights (or method of calculation thereof);
•	the currency or currencies, including composite currencies, in which the price of such subscription rights may be payable;
•	if applicable, the designation and terms of the securities with which the subscription rights are issued and the number of subscription rights issued with each such security or each principal amount of such security;
•	the ratio of the offering (which, in the case of transferable rights, will require a minimum of three shares to be held of record before a person is entitled to purchase an additional share);
•	the number of such subscription rights issued to each stockholder;
•	the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;
•	the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire (subject to any extension);
•	if applicable, the minimum or maximum number of subscription rights that may be exercised at one time;
•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;
•	any termination right we may have in connection with such subscription rights offering;
•	the terms of any rights to redeem, or call such subscription rights;
•	information with respect to book-entry procedures, if any;
•	the terms of the securities issuable upon exercise of the subscription rights;

•	the material terms of any standby underwriting, backstop or other purchase arrangement that we may enter into in connection with the subscription rights offering;
•	if applicable, a discussion of certain U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights; and
•	any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.

Each subscription right will entitle the holder of the subscription right to purchase for cash or other consideration such amount of shares of common stock at such subscription price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised as set forth in the prospectus supplement beginning on the date specified therein and continuing until the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock purchasable upon such exercise. If less than all of the rights represented by such subscription rights certificate are exercised, a new subscription certificate will be issued for the remaining rights. Prior to exercising their subscription rights, holders of subscription rights will not have any of the rights of holders of the securities purchasable upon such exercise. To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common stock, preferred stock or debt securities. Such warrants may be issued independently or together with shares of common stock, preferred stock or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title and aggregate number of such warrants;
•	the price or prices at which such warrants will be issued;
•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;
•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;
•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;
•	in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;
•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire (subject to any extension);
•	whether such warrants will be issued in registered form or bearer form;
•	if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;
•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;
•	the terms of any rights to redeem, or call such warrants;
•	information with respect to book-entry procedures, if any;
•	the terms of the securities issuable upon exercise of the warrants;
•	if applicable, a discussion of certain U.S. federal income tax considerations; and
•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Each warrant will entitle the holder to purchase for cash such common stock or preferred stock at the exercise price or such principal amount of debt securities as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised as set forth in the prospectus supplement beginning on the date specified therein and continuing until the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Upon receipt of payment and a warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends or other distributions, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants provided that (a) the warrants expire by their terms within ten years, (b) the exercise or conversion price is not less than the current market value at the date of issuance, (c) our stockholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of Golub Capital BDC and its stockholders and (d) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, as well as options and rights, at the time of issuance may not exceed 25% of our outstanding voting securities.

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and U.S. Bank National Association, a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “— Events of Default — Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us.

Because this section is a summary, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the indenture. We have filed the form of the indenture with the SEC. See “Available Information” for information on how to obtain a copy of the indenture.

A prospectus supplement, which will accompany this prospectus, will describe the particular terms of any series of debt securities being offered, including the following:

•	the designation or title of the series of debt securities;
•	the total principal amount of the series of debt securities;
•	the percentage of the principal amount at which the series of debt securities will be offered;
•	the date or dates on which principal will be payable;
•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;
•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;
•	the terms for redemption, extension or early repayment, if any;
•	the currencies in which the series of debt securities are issued and payable;
•	whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;
•	the place or places, if any, other than or in addition to the City of New York, of payment, transfer, conversion and/or exchange of the debt securities;
•	the denominations in which the offered debt securities will be issued;
•	the provision for any sinking fund;
•	any restrictive covenants;
•	any Events of Default;
•	whether the series of debt securities are issuable in certificated form;
•	any provisions for defeasance or covenant defeasance;
•	if applicable, U.S. federal income tax considerations relating to original issue discount;

•	whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);
•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;
•	whether the debt securities are subject to subordination and the terms of such subordination;
•	the listing, if any, on a securities exchange; and
•	any other terms.

The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

We are permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any indebtedness and other senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital. As a business development company, the necessity of raising additional capital exposes us to risks, including the typical risks associated with leverage.”

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the attached prospectus supplement (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”), may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities.” The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “Resignation of Trustee” section below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

We expect that we will usually issue debt securities in book-entry only form represented by global securities.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, often approximately two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants.

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, New York and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, if the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request payment by wire, the holder must give the applicable trustee or other paying agent appropriate transfer instructions at least 15 business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment when Offices are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following (unless the prospectus supplement relating to such debt securities states otherwise):

•	we do not pay the principal of, or any premium on, a debt security of the series on its due date, and do not cure this default within five days;
•	we do not pay interest on a debt security of the series when due, and such default is not cured within 30 days;
•	we do not deposit any sinking fund payment in respect of debt securities of the series on its due date, and do not cure this default within five days;
•	we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of the series;
•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days;
•	on the last business day of each of 24 consecutive calendar months, we have an asset coverage of less than 100%; and
•	any other Event of Default in respect of debt securities of the series described in the applicable prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series.

The trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	the holder must give your trustee written notice that an Event of Default has occurred and remains uncured;
•	the holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and
•	the holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during that 60 day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

•	the payment of principal, any premium or interest; or
•	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We may also be permitted to sell all or substantially all of our assets to another entity. However, unless the prospectus supplement relating to certain debt securities states otherwise, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the debt securities;
•	immediately after giving effect to such transaction, no Default or Event of Default shall have happened and be continuing;
•	under the indenture, no merger or sale of assets may be made if as a result any of our property or assets or any property or assets of one of our subsidiaries, if any, would become subject to any mortgage, lien or other encumbrance unless either (a) the mortgage, lien or other encumbrance could be created pursuant to the limitation on liens covenant in the indenture without equally and ratably securing the indenture securities or (b) the indenture securities are secured equally and ratably with or prior to the debt secured by the mortgage, lien or other encumbrance;
•	we must deliver certain certificates and documents to the trustee; and
•	we must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Approval

First, there are changes that we cannot make to debt securities without specific approval of all of the holders. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on a debt security;
•	reduce any amounts due on a debt security;
•	reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

•	adversely affect any right of repayment at the holder’s option;
•	change the place (except as otherwise described in the prospectus or prospectus supplement) or currency of payment on a debt security;
•	impair your right to sue for payment;
•	adversely affect any right to convert or exchange a debt security in accordance with its terms;
•	modify the subordination provisions in the indenture in a manner that is adverse to holders of the debt securities;
•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;
•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;
•	modify any other aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and
•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

•	if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series; and
•	if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “— Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

•	for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default;
•	for debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement; and
•	for debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Defeasance — Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current U.S. federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions as described under the “Indenture Provisions — Subordination” section below. In order to achieve covenant defeasance, we must do the following:

•	if the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;
•	we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity; and
•	we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	if the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.
•	we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit; and
•	we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If applicable, you would also be released from the subordination provisions described later under “Indenture Provisions — Subordination.”

Form, Exchange and Transfer of Certificated Registered Securities

Holders may exchange their certificated securities, if any, for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated securities, if any, at the office of their trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, if any, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions — Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•	our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed (other than indenture securities issued under the indenture and denominated as subordinated debt securities), unless in the instrument creating or evidencing the same or under which the same is outstanding it is provided that this indebtedness is not senior or prior in right of payment to the subordinated debt securities; and
•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness outstanding as of a recent date.

The Trustee under the Indenture

U.S. Bank National Association will serve as the trustee under the indenture.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Book-Entry Debt Securities

The Depository Trust Company, or DTC, will act as securities depository for the debt securities. The debt securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered certificate will be issued for the debt securities, in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants, or Direct Participants, deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC.

DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, or Indirect Participants. DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each security, or the Beneficial Owner, is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and dividend payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the trustee, but disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to us or to the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificates are required to be printed and delivered. We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

REGULATION

We are a business development company under the 1940 Act and have elected to be treated as a RIC under the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates (including any investment advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors of a business development company be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company without the approval of a majority of our outstanding voting securities.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter,” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company in excess of the limits imposed by the 1940 Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of the policies in this paragraph is fundamental and each may be changed without stockholder approval. To the extent we adopt any fundamental policies, no person from whom we borrow will have, in his or her capacity as lender or debtholder, either a veto power or a vote in approving or changing any of our fundamental policies.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

(1)	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer that:
•	is organized under the laws of, and has its principal place of business in, the United States;
•	is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
•	satisfies either of the following:
•	does not have any class of securities listed on a national securities exchange or has any class of securities listed on a national securities exchange subject to a $250 million market capitalization maximum; or
•	is controlled by a business development company or a group of companies including a business development company, the business development company actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result, the business development company has an affiliated person who is a director of the eligible portfolio company.
(2)	Securities of any eligible portfolio company which we control.
(3)	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident to such a private transaction, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(4)	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
(5)	Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.
(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities that mature in one year or less from the date of investment.

The regulations defining and interpreting qualifying assets may change over time. We may adjust our investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions in this area.

We look through our subsidiaries to the underlying holdings (considered together with portfolio assets held outside of our subsidiaries) for purposes of determining compliance with the 70% qualifying assets requirement of the 1940 Act. On a consolidated basis, at least 70% of our assets will be eligible assets.

Managerial Assistance to Portfolio Companies

A business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the business development company must either control the issuer of the securities or must offer to make available to the issuer of the securities significant managerial assistance; except that, when the business development company purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. The Administrator has agreed to provide such managerial assistance on our behalf to portfolio companies that request this assistance.

Temporary Investments

Pending investment in other types of qualifying assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt investments that mature in one year or less from the date of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets or temporary investments. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, so long as the agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests, as defined in section 851(b)(3) of the Code in order to qualify as a RIC for U.S. federal income tax purposes.

Accordingly, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. GC Advisors will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as that term is defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. We consolidate our financial results with all of our wholly owned subsidiaries, including Holdings and the Securitization Issuer for financial reporting purposes and measure our compliance with the leverage test applicable to business development companies under the 1940 Act on a consolidated basis. On September 13, 2011, we received exemptive relief from the SEC to permit us to exclude the debt of our SBIC subsidiary from our 200% asset coverage test under the 1940 Act. As such, our ratio of total consolidated assets to outstanding indebtedness may be less than 200%. This provides us with increased investment flexibility but also increases our risks related to leverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to our Business and Structure — Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital. As a business development company, the necessity of raising additional capital exposes us to risks, including the typical risks associated with leverage.”

Codes of Ethics

We and GC Advisors have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, each code of ethics is attached as an exhibit to the registration statement of which this prospectus is a part, and is available on the EDGAR Database on the SEC’s website at www.sec.gov. You may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to GC Advisors. The proxy voting policies and procedures of GC Advisors are set out below. The guidelines are reviewed periodically by GC Advisors and our directors who are not “interested persons,” and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Advisers Act, GC Advisors has a fiduciary duty to act solely in our best interests. As part of this duty, GC Advisors recognizes that it must vote our securities in a timely manner free of conflicts of interest and in our best interests.

GC Advisors’ policies and procedures for voting proxies for its investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

GC Advisors votes proxies relating to our portfolio securities in what it perceives to be the best interest of our stockholders. GC Advisors reviews on a case-by-case basis each proposal submitted to a stockholder vote to determine its effect on the portfolio securities we hold. In most cases GC Advisors will vote in favor of proposals that GC Advisors believes are likely to increase the value of the portfolio securities we hold. Although GC Advisors will generally vote against proposals that may have a negative effect on our portfolio securities, GC Advisors may vote for such a proposal if there exist compelling long-term reasons to do so.

Our proxy voting decisions are made by GC Advisors’ Chief Executive Officer and President. To ensure that GC Advisors’ vote is not the product of a conflict of interest, GC Advisors requires that (1) anyone involved in the decision-making process disclose to our Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how GC Advisors intends to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, GC Advisors will disclose such conflicts to us, including our independent directors and may request guidance from us on how to vote such proxies.

Proxy Voting Records

You may obtain information without charge about how GC Advisors voted proxies by making a written request for proxy voting information to: Golub Capital BDC, Inc., Attention: Investor Relations, 150 South Wacker Drive, Suite 800, Chicago, IL 60606, or by calling Golub Capital BDC, Inc. collect at (312) 205-5050.

Privacy Principles

We are committed to maintaining the privacy of our stockholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any nonpublic personal information relating to our stockholders, although certain nonpublic personal information of our stockholders may become available to us. We do not disclose any nonpublic personal information about our stockholders or former stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third-party administrator).

We restrict access to nonpublic personal information about our stockholders to employees of GC Advisors and its affiliates with a legitimate business need for the information. We will maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our stockholders.

Other

Under the 1940 Act, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and GC Advisors will each be required to adopt and implement written policies and procedures reasonably designed to prevent violation of relevant federal securities laws, review these policies and procedures annually for their adequacy and the effectiveness of their implementation, and designate a chief compliance officer to be responsible for administering these policies and procedures.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the business development company prohibition on transactions with affiliates to prohibit “joint transactions” among entities that share a common investment adviser. The Staff of the SEC has granted no-action relief permitting purchases of a single class of privately placed securities provided that the adviser negotiates no term other than price and certain other conditions are met. As a result, we only expect to co-invest on a concurrent basis with other accounts sponsored or managed by GC Advisors when each of us will own the same securities of the issuer and when no term is negotiated other than price. Any such investment would be made, subject to compliance with existing regulatory guidance, applicable regulations and our allocation procedures. If opportunities arise that would otherwise be appropriate for us and for another account sponsored or managed by GC Advisors to make different investments in the same issuer, GC Advisors will need to decide which account will proceed with the investment. Moreover, except in certain circumstances, we will be unable to invest in any issuer in which another account sponsored or managed by GC Advisors has previously invested.

We and GC Advisors have submitted an exemptive application to the SEC to permit greater flexibility to negotiate the terms of co-investments because we believe that it will be advantageous for us to co-invest with accounts sponsored or managed by GC Advisors where such investment is consistent with our investment objectives, positions, policies, strategies and restrictions, as well as regulatory requirements and other pertinent factors. We believe that co-investment by us and accounts sponsored or managed by GC Advisors may afford us additional investment opportunities and the ability to achieve greater diversification.

Under the terms of the relief we have requested, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors would make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment strategies and policies. There is no assurance that our application for exemptive relief will be granted by the SEC or that, if granted, it will be on the terms set forth above.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 under the Exchange Act, our principal executive officer and principal financial officer must certify the accuracy of the financial statements contained in our periodic reports;
•	pursuant to Item 307 under Regulation S-K, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;
•	pursuant to Rule 13a-15 under the Exchange Act, our management must prepare an annual report regarding its assessment of our internal control over financial reporting, which must be audited by our independent registered public accounting firm; and
•	pursuant to Item 308 of Regulation S-K and Rule 13a-15 under the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated under such act. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we comply with that act.

Small Business Investment Company Regulations

On August 24, 2010, our wholly owned subsidiary, GC SBIC IV, L.P., received approval for a license from the SBA to operate as an SBIC. As a wholly owned subsidiary, GC SBIC IV, L.P. may rely on an exclusion from the definition of “investment company” under the 1940 Act. As such, this subsidiary will not elect to be regulated as a business development company under the 1940 Act. GC SBIC IV, L.P. has an investment objective substantially similar to ours and makes similar types of investments in accordance with SBIC regulations.

Prior to GC SBIC IV, L.P. obtaining approval from the SBA, Golub Capital managed two SBICs licensed by the SBA for more than 14 years. The SBIC license allows GC SBIC IV, L.P. to incur leverage by issuing SBA-guaranteed debentures, subject to the issuance of a capital commitment and certain approvals by the SBA and customary procedures. SBA-guaranteed debentures carry long-term fixed rates that are generally lower than rates on comparable bank and other debt. Under the regulations applicable to SBICs, an SBIC may have outstanding debentures guaranteed by the SBA generally in an amount of up to twice its regulatory capital, which generally equates to the amount of its equity capital. SBIC regulations currently limit the amount that an SBIC subsidiary may borrow to a maximum of $150 million, assuming that it has at least $75 million of equity capital. GC SBIC IV, L.P. will be subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants.

Under present SBIC regulations, the maximum amount of SBA-guaranteed debentures that may be issued by multiple licensees under common management is $225.0 million and the maximum amount that may be issued by a single SBIC licensee is $150.0 million. An affiliate of the Investment Adviser manages another SBIC. As of December 31, 2012, the affiliated SBIC licensee had $41.6 million of SBA-guaranteed debentures outstanding, while GC SBIC IV, L.P., or SBIC IV, had $135.0 million of outstanding SBA-guaranteed debentures, leaving incremental borrowing capacity of $15.0 million and 33.4 million for SBIC and SBIC V, respectively under present SBIC regulations. On August 24, 2010, the date SBIC IV received its license from the SBA, the SBA restricted the affiliated SBIC licensee from making new investments. The affiliated SBIC licensee is limited to only making add-on investments in existing portfolio companies.

On December 5, 2012, SBIC V received a license from the SBA to operate as an SBIC. On January 4, 2013, SBIC V received a $37,500 debenture capital commitment from the SBA. The commitment may be drawn upon subject to customary regulatory requirements including an examination by the SBA.

On September 13, 2011, we received exemptive relief from the SEC allowing us to modify the asset coverage requirement under the 1940 Act to exclude SBA debentures from this calculation. As such, our ratio of total consolidated assets to outstanding indebtedness may be less than 200%. This provides us with increased investment flexibility, but also increases our risks related to leverage.

SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under SBIC regulations, SBICs may make loans to eligible small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services.

Under present SBIC regulations, eligible small businesses generally include businesses that (together with their affiliates) have a tangible net worth not exceeding $18 million and have average annual net income after U.S. federal income taxes not exceeding $6 million (average net income to be computed without benefit of any carryover loss) for the two most recent fiscal years. In addition, an SBIC must devote 20% of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern generally includes businesses that have a tangible net worth not exceeding $6 million and have average annual net income after U.S. federal income taxes not exceeding $2 million (average net income to be computed without benefit of any net carryover loss) for the two most recent fiscal years. SBIC regulations also provide alternative size standard criteria to determine eligibility for designation as an eligible small business or smaller concern, which criteria depend on the primary industry in which the business is engaged and are based on such factors as the number of employees and gross revenue. However, once an SBIC has invested in a company, it may continue to make follow on investments in the company, regardless of the size of the company at the time of the follow on investment, up to the time of the company’s initial public offering, if any.

The SBA prohibits an SBIC from providing funds to small businesses for certain purposes, such as relending or investing outside the United States, to businesses engaged in a few prohibited industries and to certain “passive” (i.e., non-operating) companies. In addition, without prior SBA approval, an SBIC may not invest an amount equal to more than approximately 30% of the SBIC’s regulatory capital in any one company and its affiliates.

The SBA places certain limitations on the financing terms of investments by SBICs in portfolio companies (such as limiting the permissible interest rate on debt securities held by an SBIC in a portfolio company). Although prior regulations prohibited an SBIC from controlling a small business concern except in limited circumstances, regulations adopted by the SBA in 2002 now allow an SBIC to exercise control over a small business for a period of up to seven years from the date on which the SBIC initially acquires its control position. This control period may be extended for an additional period of time with the SBA’s prior written approval.

The SBA restricts the ability of an SBIC to lend money to any of its officers, directors and employees or to invest in affiliates thereof. The SBA also prohibits, without prior SBA approval, a “change of control” of an SBIC or transfers that would result in any person (or a group of persons acting in concert) owning 10% or more of a class of capital stock of a licensed SBIC. A “change of control” is any event which would result in the transfer of the power, direct or indirect, to direct the management and policies of a SBIC, whether through ownership, contractual arrangements or otherwise.

An SBIC (or group of SBICs under common control) may generally have outstanding debentures guaranteed by the SBA in amounts up to twice the amount of the privately raised funds of the SBIC(s). Debentures guaranteed by the SBA have a maturity of ten years, require semi-annual payments of interest and do not require any principal payments prior to maturity.

SBICs must invest idle funds that are not being used to make loans in investments permitted under SBIC regulations in the following limited types of securities: (1) direct obligations of, or obligations guaranteed as to principal and interest by, the U.S. government, which mature within 15 months from the date of the investment; (2) repurchase agreements with federally insured institutions with a maturity of seven days or less (and the securities underlying the repurchase obligations must be direct obligations of or guaranteed by the federal government); (3) certificates of deposit with a maturity of one year or less, issued by a federally insured institution; (4) a deposit account in a federally insured institution that is subject to a withdrawal restriction of one year or less; (5) a checking account in a federally insured institution; or (6) a reasonable petty cash fund.

SBICs are periodically examined and audited by the SBA’s staff to determine their compliance with SBIC regulations and are periodically required to file certain forms with the SBA.

Neither the SBA nor the U.S. government or any of its agencies or officers has approved any ownership interest to be issued by us or any obligation that we or any of our subsidiaries may incur.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held by U.S. Bank National Association pursuant to a custody agreement. The principal business address of U.S. Bank National Association Corporate Trust Services is One Federal Street, 3rd Floor, Boston, Massachusetts 02110, telephone: (617) 603-6538. American Stock Transfer & Trust Company, LLC serves as our transfer agent, distribution paying agent and registrar. The principal business address of American Stock Transfer & Trust Company, LLC is 59 Maiden Lane, Plaza Level, New York, New York 10038, telephone: (800) 937-5449.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will acquire and dispose of many of our investments in privately negotiated transactions, many of the transactions that we engage in will not require the use of brokers or the payment of brokerage commissions. Subject to policies established by our board of directors, GC Advisors will be primarily responsible for selecting brokers and dealers to execute transactions with respect to the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. GC Advisors does not expect to execute transactions through any particular broker or dealer but will seek to obtain the best net results for us under the circumstances, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. GC Advisors generally will seek reasonably competitive trade execution costs but will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements and consistent with Section 28(e) of the Exchange Act, GC Advisors may select a broker based upon brokerage or research services provided to GC Advisors and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if GC Advisors determines in good faith that such commission is reasonable in relation to the services provided.

PLAN OF DISTRIBUTION

We may offer, from time to time, in one or more offerings or series, up to $500,000,000 of our common stock, preferred stock, debt securities, subscription rights to purchase shares of our common stock or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts or a combination of these methods. In addition, this prospectus relates to 5,944,493 shares of our common stock that may be sold by the selling stockholders identified under “Selling Stockholders”. We or the selling stockholders may sell the securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. A prospectus supplement or supplements will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds, if any, we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed. Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock, less any underwriting commissions or discounts, must equal or exceed the net asset value per share of our common stock at the time of the offering except (1) in connection with a rights offering to our existing stockholders, (2) offerings completed within one year of the receipt of consent of the majority of our common stockholders or (3) under such circumstances as the SEC may permit. The price at which securities may be distributed may represent a discount from prevailing market prices.

In connection with the sale of the securities, underwriters or agents may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Our common stockholders will indirectly bear such fees and expenses as well as any other fees and expenses incurred by us in connection with any sale of securities. Underwriters may sell the securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum aggregate commission or discount to be received by any member of the Financial Industry Regulatory Authority or independent broker-dealer will not be greater than 8% of the gross proceeds of the sale of securities offered pursuant to this prospectus and any applicable prospectus supplement. We may also reimburse the underwriter or agent for certain fees and legal expenses incurred by it.

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters that are qualified market makers on The NASDAQ Global Select Market may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

We or the selling stockholders may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market, other than our common stock, which is traded on The NASDAQ Global Select Market. We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities.

Under agreements that we may enter, underwriters, dealers and agents who participate in the distribution of shares of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for us by Dechert LLP, Washington, D.C. Dechert LLP also represents GC Advisors.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Golub Capital BDC, Inc. and Subsidiaries (the Company) (formerly known as Golub Capital BDC LLC and Golub Capital Master Funding LLC) as of September 30, 2012 and 2011, and for each of the three years in the period ended September 30, 2012 and the effectiveness of internal control over financial reporting as of September 30, 2012 appearing in this Prospectus and the Registration Statement have been audited by McGladrey LLP, an independent registered public accounting firm located at One South Wacker Drive, Suite 800, Chicago, IL 60606, as stated in their reports appearing elsewhere herein, which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s investments whose fair values have been estimated by management, and are included in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

We file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. We maintain a website at www.golubcapitalbdc.com and make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at 150 South Wacker Drive, Suite 800, Chicago, IL 60606, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

GOLUB CAPITAL BDC, INC.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
(In thousands, except share and per share data)

	December 31, 2012	September 30, 2012
	(unaudited)
Assets
Investments, at fair value (cost of $765,626 and $669,841, respectively)	$768,342	$672,910
Cash and cash equivalents	21,420	13,891
Restricted cash and cash equivalents	39,226	37,036
Interest receivable	3,245	3,906
Deferred financing costs	6,373	5,898
Other assets	397	455
Total Assets	$839,003	$734,096
Liabilities
Debt	$400,450	$352,300
Interest payable	2,473	1,391
Management and incentive fees payable	4,782	4,203
Accounts payable and accrued expenses	1,452	1,073
Payable for investments purchased	10,456	—
Total Liabilities	419,613	358,967
Net Assets
Preferred stock, par value $0.001 per share, 1,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2012 and September 30, 2012	—	—
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 28,605,336 and 25,688,101 shares issued and outstanding as of December 31, 2012 and September 30, 2012, respectively	29	26
Paid in capital in excess of par	419,648	375,563
Capital distributions in excess of net investment income	779	347
Net unrealized appreciation on investments and derivative instruments	5,384	5,737
Net realized loss on investments and derivative instruments	(6,450)	(6,544)
Total Net Assets	419,390	375,129
Total Liabilities and Total Net Assets	$839,003	$734,096
Number of common shares outstanding	28,605,336	25,688,101
Net asset value per common share	$14.66	$14.60

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Operations (unaudited)
(In thousands, except share and per share data)

	Three months ended December 31,
	2012	2011
Investment income
Interest income	$18,327	$12,100
Dividend income	267	377
Total investment income	18,594	12,477
Expenses
Interest and other debt financing expenses	2,995	2,366
Base management fee	2,468	1,874
Incentive fee	2,394	909
Professional fees	493	588
Administrative service fee	548	262
General and administrative expenses	118	136
Total expenses	9,016	6,135
Net investment income	9,578	6,342
Net loss on investments
Net realized gain (loss) on investments	94	(2,115)
Net realized gain on derivative instruments	—	264
Net change in unrealized (depreciation) appreciation on investments	(353)	343
Net change in unrealized appreciation on derivative instruments	—	1,357
Net loss on investments	(259)	(151)
Net increase in net assets resulting from operations	$9,319	$6,191
Per Common Share Data
Basic and diluted earnings per common share	$0.33	$0.28
Dividends and distributions declared per common share	$0.32	$0.32
Basic and diluted weighted average common shares outstanding	27,933,613	21,734,720

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Changes in Net Assets (unaudited)
(In thousands, except share data)

	Common Stock		Paid in Capital in Excess of Par	Capital Distributions in Excess of Net Investment Income	Net Unrealized Appreciation (Depreciation) on Investments and Derivative Instruments	Net Realized Gain (Loss) on Investments and Derivative Instruments	Total Net Assets
	Shares	Par Amount
Balance at September 30, 2011	21,733,903	$22	$318,302	$(398)	$(1,519)	$142	$316,549
Net increase (decrease) in net assets resulting from operations	—	—	—	6,342	1,700	(1,851)	6,191
Distributions to stockholders:
Stock issued in connection with dividend reinvestment plan	25,052	—	375	—	—	—	375
Dividends and distributions	—	—	—	(6,955)	—	—	(6,955)
Balance at December 31, 2011	21,758,955	$22	$318,677	$(1,011)	$181	$(1,709)	$316,160
Balance at September 30, 2012	25,688,101	$26	$375,563	$347	$5,737	$(6,544)	$375,129
Issuance of common stock, net of offering and underwriting costs(1)	2,894,120	3	43,742	—	—	—	43,745
Net increase (decrease) in net assets resulting from operations	—	—	—	9,578	(353)	94	9,319
Distributions to stockholders:
Stock issued in connection with dividend reinvestment plan	23,115	—	343	—	—	—	343
Dividends and distributions	—	—	—	(9,146)	—	—	(9,146)
Balance at December 31, 2012	28,605,336	$29	$419,648	$779	$5,384	$(6,450)	$419,390

(1)	On October 16, 2012, Golub Capital BDC, Inc. priced a public offering of 2,600,000 shares of its common stock at a public offering price of $15.58 per share. On November 14, 2012, Golub Capital BDC, Inc. sold an additional 294,120 shares of its common stock at a public offering price of $15.58 per share pursuant to the underwriters’ partial exercise of the over-allotment option.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (unaudited)
(In thousands)

	Three Months Ended December 31,
	2012	2011
Cash flows from operating activities
Net increase in net assets resulting from operations	$9,319	$6,191
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities
Amortization of deferred financing costs	366	340
Accretion of discounts and amortization of premiums	(2,440)	(1,090)
Net realized (gain) loss on investments	(94)	2,115
Net realized gain on derivative instruments	—	(264)
Net change in unrealized depreciation (appreciation) on investments	353	(343)
Net change in unrealized depreciation on derivative instruments	—	(1,357)
Fundings of revolving loans, net	(2,828)	(1,046)
Fundings of investments	(235,325)	(144,546)
Proceeds from principal payments and sales of portfolio investments	145,609	42,876
Proceeds from derivative instruments	—	264
Payment-in-kind (“PIK”) interest	(705)	(185)
Changes in operating assets and liabilities:
Interest receivable	661	(127)
Cash collateral on deposit with custodian	—	122
Other assets	58	21
Interest payable	1,082	723
Management and incentive fees payable	579	1,114
Accounts payable and accrued expenses	379	79
Payable for investments purchased	10,456	—
Receivable for investments sold	—	(1,449)
Net cash used in operating activities	(72,530)	(96,562)
Cash flows from investing activities
Net change in restricted cash and cash equivalents	(2,190)	8,961
Net cash (used in) provided by investing activities	(2,190)	8,961
Cash flows from financing activities
Borrowings on debt	107,650	74,217
Repayments of debt	(59,500)	—
Capitalized debt financing costs	(841)	(939)
Proceeds from shares sold, net of underwriting costs	43,825	—
Offering costs paid	(80)	—
Dividends and distributions paid	(8,805)	(6,580)
Net cash provided by financing activities	82,249	66,698
Net change in cash and cash equivalents	7,529	(20,903)
Cash and cash equivalents, beginning of period	13,891	46,350
Cash and cash equivalents, end of period	$21,420	$25,447
Supplemental information:
Cash paid during the period for interest	$1,547	$1,304
Dividends and distributions declared during the period	$9,146	$6,955

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (unaudited)
December 31, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Net Assets	Fair Value
Investments
Canada
Debt investments
Leisure, Amusement, Motion Pictures, Entertainment
Extreme Fitness, Inc.(3)(4)	Subordinated debt	N/A	14.50%	11/2015	$2,889	$2,810	0.1%	$289
Extreme Fitness, Inc.	Senior loan	N/A	8.00%	12/2012	596	596	0.1	596
Total Canada					$3,485	$3,406	0.2%	$885
Fair Value as percentage of Principal Amount								25.4%
United States
Debt investments
Aerospace and Defense
Aderant North America, Inc.*	Senior loan	P + 4.00%	7.25%	12/2018	$4,529	$4,484	1.1%	$4,484
ILC Dover, LP	Senior loan	P + 4.75%	8.00%	07/2017	85	78	—	80
ILC Dover, LP	Senior loan	L + 5.75%	7.01%	07/2017	4,393	4,315	1.0	4,349
ILC Dover, LP	Senior loan	L + 5.75%	7.02%	07/2017	612	606	0.1	606
Tresys Technology Holdings, Inc.	Senior loan	L + 6.75%	8.75%	12/2017	4,025	3,925	0.9	3,965
Tresys Technology Holdings, Inc.(5)	Senior loan	L + 6.75%	N/A (6)	12/2017	—	(10)	—	(10)
Whitcraft LLC	Subordinated debt	N/A	12.00%	12/2018	1,877	1,850	0.4	1,877
White Oak Technologies, Inc.*	Senior loan	L + 5.00%	6.25%	03/2017	1,905	1,869	0.4	1,886
White Oak Technologies, Inc.(5)	Senior loan	L + 5.00%	N/A (6)	03/2017	—	(7)	—	(4)
					17,426	17,110	3.9	17,233
Automobile
ABRA, Inc.(4)	Subordinated debt	N/A	13.50%	04/2017	966	947	0.2	966
ABRA, Inc.(4)	Subordinated debt	N/A	13.50%	04/2017	9,623	9,456	2.3	9,623
American Driveline Systems, Inc.*	Senior loan	L + 5.50%	7.00%	01/2016	2,847	2,803	0.7	2,762
American Driveline Systems, Inc.	Senior loan	P + 4.50%	7.75%	01/2016	325	319	0.1	313
CLP Auto Interior Corporation*	Senior loan	L + 4.75%	4.96%	06/2013	3,036	3,036	0.7	2,975
Express Oil Change, LLC*	Senior loan	P + 3.50%	6.75%	12/2017	1,889	1,870	0.4	1,870
Express Oil Change, LLC(5)	Senior loan	P + 3.50%	N/A (6)	12/2017	—	(5)	—	(5)
Express Oil Change, LLC	Senior loan	P + 3.50%	6.75%	12/2017	151	148	—	148
Federal-Mogul Corporation	Senior loan	L + 1.94%	2.15%	12/2014	1,971	1,933	0.4	1,821
Federal-Mogul Corporation	Senior loan	L + 1.94%	2.15%	12/2015	1,006	985	0.2	929
K&N Engineering, Inc.(5)	Senior loan	P + 4.25%	N/A (6)	12/2016	—	(6)	—	—
K&N Engineering, Inc.	Senior loan	P + 4.25%	7.50%	12/2016	3,183	3,132	0.8	3,183
					24,997	24,618	5.8	24,585

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Net Assets	Fair Value
Banking
Prommis Fin Co.*(3)(4)	Senior loan	L + 9.50%	10.50%	06/2015	201	191	—	161
Prommis Fin Co.*(3)(4)	Second lien	L + 9.50%	10.50%	06/2015	403	382	—	133
Prommis Fin Co.*(3)(4)	Second lien	L + 9.50%	10.50%	06/2015	202	191	—	—
Prommis Fin Co.	Senior loan	L + 9.00%	10.00%	06/2015	120	119	—	120
					926	883	—	414
Beverage, Food and Tobacco
ABP Corporation(5)	Senior loan	L + 5.25%	N/A (6)	06/2016	—	(5)	—	—
ABP Corporation*	Senior loan	L + 5.25%	6.75%	06/2016	4,524	4,463	1.1	4,524
Ameriqual Group, LLC*	Senior loan	L + 5.00%	6.50%	03/2016	1,774	1,751	0.4	1,685
Ameriqual Group, LLC*	Senior loan	L + 7.50%	9.00%	03/2016	837	826	0.2	754
Atkins Nutritionals, Inc*	Second lien	L + 8.69%	10.19%	12/2015	6,121	6,000	1.5	6,121
Candy Intermediate Holdings, Inc.	Senior loan	L + 6.25%	7.51%	06/2018	4,975	4,816	1.2	5,039
First Watch Restaurants, Inc.	Senior loan	L + 7.50%	8.75%	12/2016	421	394	0.1	421
First Watch Restaurants, Inc.(5)	Senior loan	L + 7.50%	N/A (6)	12/2016	—	(28)	—	—
First Watch Restaurants, Inc.*	Senior loan	P + 6.50%	9.75%	12/2016	11,472	11,290	2.7	11,472
IL Fornaio (America) Corporation*	Senior loan	L + 5.25%	6.50%	06/2017	4,423	4,406	1.1	4,423
IT'SUGAR LLC	Senior loan	L + 8.50%	10.00%	04/2017	4,245	4,171	1.0	4,245
IT'SUGAR LLC	Subordinated debt	N/A	8.00%	10/2017	1,707	1,707	0.5	2,270
Julio & Sons Company(5)	Senior loan	L + 5.50%	N/A (6)	09/2014	—	(13)	—	—
Julio & Sons Company*	Senior loan	L + 5.50%	7.00%	09/2016	7,103	7,050	1.7	7,103
Julio & Sons Company(5)	Senior loan	L + 5.50%	N/A (6)	09/2016	—	(11)	—	—
Richelieu Foods, Inc.*	Senior loan	L + 5.00%	6.76%	11/2015	2,082	2,049	0.5	2,082
Richelieu Foods, Inc.	Senior loan	P + 4.00%	7.25%	11/2015	137	128	—	137
					49,821	48,994	12.0	50,276
Building and Real Estate
ASP PDM Acquisition Co. LLC*	Senior loan	L + 6.25%	7.75%	12/2013	451	442	0.1	338
Global Claims Services, Inc.*	Senior loan	L + 5.00%	6.25%	06/2018	829	817	0.2	829
Global Claims Services, Inc.(5)	Senior loan	L + 5.00%	N/A (6)	06/2018	—	(1)	—	—
KHKI Acquisition, Inc.	Senior loan	L + 5.00%	8.50%	03/2017	2,626	2,626	0.4	1,576
Tecta America Corp.	Senior loan	P + 7.75%	11.00%	03/2014	3,779	3,779	0.8	3,267
					7,685	7,663	1.5	6,010
Cargo Transport
RedPrairie Corporation*	Senior loan	L + 5.50%	6.75%	12/2018	2,000	1,960	0.5	2,003
RedPrairie Corporation	Second lien	L + 10.00%	11.25%	12/2019	7,500	7,350	1.8	7,587
					9,500	9,310	2.3	9,590
Chemicals, Plastics and Rubber
Integrated DNA Technologies, Inc.(4)	Subordinated debt	N/A	14.00%	04/2015	2,167	2,121	0.5	2,167
Road Infrastructure Investment, LLC(5)	Senior loan	L + 5.00%	N/A (6)	03/2017	—	(39)	—	(3)
Road Infrastructure Investment, LLC*	Senior loan	L + 5.00%	6.25%	03/2018	4,127	4,072	1.0	4,135
					6,294	6,154	1.5	6,299

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (unaudited) — (Continued)
December 31, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Containers, Packaging and Glass
Fort Dearborn Company*	Senior loan	L + 4.75%	6.00%	10/2017	50	50	—	50
Fort Dearborn Company*	Senior loan	L + 5.25%	6.50%	10/2018	192	190	—	192
Fort Dearborn Company*	Senior loan	L + 4.75%	6.00%	10/2017	481	476	0.1	481
Fort Dearborn Company*	Senior loan	L + 5.25%	6.50%	10/2018	1,843	1,825	0.4	1,843
John Henry Holdings Inc.	Second lien	L + 9.00%	10.25%	06/2020	1,175	1,146	0.3	1,152
					3,741	3,687	0.8	3,718
Diversified Conglomerate Manufacturing
Chase Industries, Inc.*	Senior loan	L + 5.50%	6.75%	11/2017	11,785	11,575	2.8	11,667
Pasternack Enterprises, Inc.*	Senior loan	L + 5.00%	6.25%	12/2017	1,290	1,277	0.3	1,277
Sunless Merger Sub, Inc.*	Senior loan	L + 5.25%	6.50%	07/2016	2,261	2,253	0.5	2,171
Sunless Merger Sub, Inc.	Senior loan	P + 4.00%	7.25%	07/2016	65	64	—	54
Tecomet Inc.	Senior loan	L + 5.25%	7.00%	12/2016	1,681	1,658	0.4	1,681
Tecomet Inc.*	Senior loan	L + 5.25%	7.00%	12/2016	4,363	4,302	1.0	4,363
Tecomet Inc.(5)	Senior loan	L + 5.25%	N/A (6)	12/2016	—	(6)	—	—
TIDI Products, LLC*	Senior loan	L + 7.00%	8.25%	07/2018	8,769	8,592	2.1	8,769
TIDI Products, LLC(5)	Senior loan	L + 7.00%	N/A (6)	07/2017	—	(12)	—	—
Vintage Parts, Inc.*	Senior loan	L + 6.00%	8.50%	12/2013	76	76	—	76
Vintage Parts, Inc.*	Senior loan	L + 8.00%	9.75%	12/2013	1,141	1,131	0.3	1,175
Vintage Parts, Inc.*	Senior loan	L + 5.50%	5.81%	12/2013	5,462	5,448	1.3	5,298
					36,893	36,358	8.7	36,531
Diversified Conglomerate Service
Agility Recovery Solutions Inc.	Senior loan	L + 6.75%	8.00%	12/2017	5,498	5,361	1.3	5,416
Agility Recovery Solutions Inc.(5)	Senior loan	L + 6.75%	N/A (6)	12/2017	—	(7)	—	(7)
API Healthcare Corporation*	Senior loan	L + 9.11%	10.61%	02/2017	9,464	9,312	2.3	9,464
Consona Holdings, Inc.*	Senior loan	L + 5.50%	6.75%	08/2018	1,078	1,044	0.3	1,078
Consona Holdings, Inc.*	Senior loan	L + 6.00%	7.25%	08/2018	1,563	1,548	0.4	1,563
Consona Holdings, Inc.(5)	Senior loan	L + 5.50%	N/A (6)	08/2017	—	(3)	—	—
Document Technologies, LLC(5)	Senior loan	L + 5.00%	N/A (6)	12/2016	—	(15)	—	—
Document Technologies, LLC	Senior loan	L + 5.00%	6.50%	12/2016	4,992	4,925	1.2	4,992
EAG, Inc.*	Senior loan	P + 3.50%	6.75%	07/2017	2,560	2,527	0.6	2,560
HighJump Acquisition LLC(5)	Senior loan	L + 8.75%	N/A (6)	07/2016	—	(11)	—	—
HighJump Acquisition LLC	Senior loan	L + 8.75%	10.00%	07/2016	5,427	5,369	1.3	5,427
Marathon Data Operating Co., LLC	Senior loan	L + 6.25%	7.50%	08/2017	4,807	4,695	1.1	4,807
Marathon Data Operating Co., LLC(5)	Senior loan	L + 6.25%	N/A (6)	08/2017	—	(10)	—	—

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
MSC.Software Corporation*	Senior loan	L + 6.50%	7.75%	11/2017	10,419	10,223	2.4	10,262
Navex Global, Inc.	Senior loan	L + 7.50%	N/A (6)	12/2016	—	(20)	—	—
Navex Global, Inc.*	Senior loan	L + 7.50%	9.00%	12/2016	18,103	17,732	4.3	18,103
NetSmart Technologies, Inc.*	Senior loan	L + 7.03%	8.28%	12/2017	8,537	8,447	2.0	8,446
NetSmart Technologies, Inc.	Senior loan	L + 6.00%	7.25%	12/2017	667	653	0.2	652
PC Helps Support, LLC	Senior loan	L + 5.25%	6.51%	09/2017	2,324	2,292	0.6	2,324
PC Helps Support, LLC(5)	Senior loan	L + 5.25%	N/A (6)	09/2017	—	(2)	—	—
Secure-24, LLC	Senior loan	L + 6.25%	7.50%	08/2017	9,265	9,050	2.2	9,265
Secure-24, LLC(5)	Senior loan	L + 6.25%	N/A (6)	08/2017	—	(8)	—	—
Secure-24, LLC	Senior loan	L + 6.25%	7.50%	08/2017	553	538	0.1	553
Source Medical Solutions, Inc.	Second lien	L + 9.50%	10.75%	03/2018	9,294	9,071	2.2	9,155
					94,551	92,711	22.5	94,060
Diversified Natural Resources, Precious Metals, and Minerals
Metal Spinners, Inc.*	Senior loan	L + 6.50%	8.00%	12/2014	1,466	1,433	0.3	1,466
Metal Spinners, Inc.*	Senior loan	L + 6.50%	8.00%	12/2014	2,935	2,874	0.7	2,935
					4,401	4,307	1.0	4,401
Electronics
Cape Electrical Supply LLC*(4)	Senior loan	L + 5.75%	7.00%	06/2013	1,332	1,319	0.3	1,332
Ecommerce Industries, Inc.(5)	Senior loan	L + 6.75%	N/A (6)	10/2016	—	(25)	—	—
Ecommerce Industries, Inc.*	Senior loan	L + 8.39%	9.64%	10/2016	13,352	13,166	3.2	13,352
Entrust, Inc./Entrust Limited*	Second lien	L + 9.50%	10.75%	04/2019	5,204	5,153	1.2	5,204
Entrust, Inc./Entrust Limited*	Second lien	L + 9.50%	10.75%	04/2019	11,523	11,411	2.7	11,523
Rogue Wave Holdings, Inc.*	Senior loan	L + 7.00%	8.25%	11/2017	6,307	6,229	1.5	6,228
Sparta Systems, Inc.	Senior loan	L + 5.25%	6.50%	12/2017	55	46	—	46
Sparta Systems, Inc.	Senior loan	L + 5.25%	6.50%	12/2017	6,838	6,753	1.6	6,753
Syncsort Incorporated(5)	Senior loan	L + 5.50%	N/A (6)	03/2015	—	(4)	—	—
Syncsort Incorporated*	Senior loan	L + 5.50%	7.50%	03/2015	7,138	7,036	1.7	7,138
Time-O-Matic, Inc.(4)	Subordinated debt	N/A	13.25%	12/2016	11,598	11,434	2.8	11,598
					63,347	62,518	15.0	63,174
Farming and Agriculture
AGData, L.P.	Senior loan	L + 6.25%	7.75%	08/2016	2,774	2,745	0.7	2,774
Finance
Ascensus, Inc.*	Senior loan	L + 6.75%	8.00%	12/2018	18,093	17,731	4.2	17,731
Bonddesk Group LLC*	Senior loan	L + 5.00%	6.50%	09/2016	995	988	0.2	995
Compass Group Diversified Holdings, LLC*	Senior loan	L + 5.00%	6.25%	10/2017	8,366	8,023	2.0	8,413
Pillar Processing LLC*(3)	Senior loan	L + 5.50%	5.82%	11/2013	1,802	1,745	0.3	1,441
Pillar Processing LLC*(3)	Senior loan	N/A	14.50%	05/2014	3,125	2,830	0.1	469
					32,381	31,317	6.8	29,049

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Healthcare, Education and Childcare
Advanced Pain Management Holdings, Inc.(4)	Subordinated debt	N/A	14.00%	06/2016	7,999	7,877	1.9%	7,999
Alegeus Technologies, LLC*	Senior loan	L + 5.00%	6.50%	08/2018	871	859	0.2	871
Avatar International, LLC(5)	Senior loan	L + 7.50%	N/A (6)	09/2016	—	(7)	—	—
Avatar International, LLC*	Senior loan	L + 7.50%	8.75%	09/2016	7,804	7,704	1.9	7,804
Avatar International, LLC	Senior loan	L + 8.00%	9.25%	09/2016	1,684	1,667	0.4	1,684
Campus Management Acquisition Corp.	Second lien	L + 6.80%	8.55%	09/2015	5,067	5,012	1.1	4,662
DDC Center Inc.*	Senior loan	L + 6.50%	9.50%	10/2014	8,134	8,142	1.9	8,134
DDC Center Inc.	Senior loan	P + 5.25%	10.75%	10/2013	182	182	—	182
Delta Educational Systems*	Senior loan	P + 4.75%	8.00%	12/2016	2,203	2,168	0.5	2,071
Dialysis Newco, Inc.(4)	Subordinated debt	N/A	13.00%	09/2018	8,839	8,727	2.1	8,839
Encore Rehabilitation Services, LLC	Senior loan	L + 6.25%	7.50%	06/2017	5,196	5,068	1.2	5,144
Encore Rehabilitation Services, LLC(5)	Senior loan	L + 6.25%	N/A (6)	06/2017	—	(15)	—	(10)
G & H Wire Company, Inc.(5)	Senior loan	L + 5.50%	N/A (6)	11/2016	—	(12)	—	—
G & H Wire Company, Inc.*	Senior loan	L + 5.50%	7.00%	11/2016	8,915	8,780	2.1	8,915
Hospitalists Management Group, LLC	Senior loan	L + 4.50%	6.00%	05/2017	455	445	0.1	410
Hospitalists Management Group, LLC	Senior loan	L + 4.50%	6.00%	05/2017	3,841	3,771	0.9	3,649
Hospitalists Management Group, LLC	Senior loan	L + 4.50%	6.00%	05/2017	218	209	—	173
IntegraMed America, Inc.(5)	Senior loan	L + 7.25%	N/A (6)	09/2017	—	(17)	—	—
IntegraMed America, Inc.*	Senior loan	L + 7.25%	8.50%	09/2017	14,566	14,255	3.5	14,566
Maverick Healthcare Group, LLC*	Senior loan	L + 5.50%	7.25%	12/2016	2,120	2,096	0.5	2,120
National Healing Corporation	Senior loan	L + 6.75%	8.25%	11/2017	3,560	3,414	0.8	3,560
National Healing Corporation*	Second lien	L + 10.00%	11.50%	11/2018	17,976	17,008	4.3	17,976
NeuroTherm, Inc.*	Senior loan	L + 5.00%	6.50%	02/2016	1,559	1,538	0.4	1,559
NeuroTherm, Inc.	Senior loan	P + 4.00%	7.25%	02/2016	46	41	—	46
Northwestern Management Services, LLC*	Senior loan	L + 5.50%	6.75%	10/2017	3,077	3,040	0.7	3,039
Northwestern Management Services, LLC(5)	Senior loan	L + 5.50%	N/A (6)	10/2017	—	(6)	—	(6)
Northwestern Management Services, LLC	Senior loan	L + 5.50%	6.75%	10/2017	95	89	—	89
Pentec Acquisition Sub, Inc.*	Senior loan	L + 5.25%	6.50%	05/2018	2,214	2,174	0.5	2,104
Pentec Acquisition Sub, Inc.(5)	Senior loan	L + 5.25%	N/A (6)	05/2017	—	(4)	—	(10)

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
PhysioTherapy Associates Holdings, Inc.*	Senior loan	L + 4.75%	6.01%	04/2018	575	565	0.1	576
Reliant Pro ReHab, LLC*	Senior loan	L + 4.75%	6.00%	06/2016	3,553	3,510	0.8	3,553
Reliant Pro ReHab, LLC	Senior loan	L + 4.75%	6.00%	06/2016	966	953	0.2	966
Reliant Pro ReHab, LLC	Senior loan	P + 3.75%	7.00%	06/2016	638	631	0.2	638
Renaissance Pharma (U.S.) Holdings Inc.(5)	Senior loan	L + 5.25%	N/A (6)	06/2017	—	(6)	—	—
Renaissance Pharma (U.S.) Holdings Inc.	Senior loan	L + 5.25%	6.75%	06/2017	2,388	2,345	0.6	2,388
Southern Anesthesia and Surgical	Senior loan	P + 5.75%	9.00%	11/2017	6,312	6,159	1.5	6,249
Southern Anesthesia and Surgical(5)	Senior loan	P + 5.75%	N/A (6)	11/2017	—	(15)	—	(11)
Surgical Information Systems, LLC	Second lien	L + 7.48%	8.99%	12/2015	3,899	3,852	0.9	3,899
WIL Research Company, Inc.*	Senior loan	L + 5.25%	6.75%	04/2018	790	780	0.2	788
					125,742	122,979	29.5	124,616
Home and Office Furnishings, Housewares, and Durable Consumer
Top Knobs USA, Inc.*	Senior loan	L + 5.75%	7.00%	11/2017	2,151	2,124	0.5	2,124
WII Components, Inc.*	Senior loan	L + 4.75%	6.25%	07/2016	1,708	1,690	0.4	1,708
WII Components, Inc.	Senior loan	P + 3.75%	7.00%	07/2016	15	14	—	15
Zenith Products Corporation*	Senior loan	L + 5.75%	6.09%	09/2013	3,369	3,337	0.7	3,032
					7,243	7,165	1.6	6,879
Insurance
AssuredPartners Capital, Inc.*	Senior loan	L + 5.25%	6.50%	05/2018	1,526	1,511	0.4	1,511
AssuredPartners Capital, Inc.(5)	Senior loan	L + 5.75%	N/A (6)	11/2018	—	(19)	—	(19)
Captive Resources Midco, LLC*	Senior loan	L + 5.50%	6.75%	10/2018	3,579	3,544	0.8	3,543
Captive Resources Midco, LLC(5)	Senior loan	L + 5.50%	N/A (6)	10/2017	—	(4)	—	(4)
Evolution1, Inc.*	Senior loan	L + 4.75%	6.25%	06/2016	4,596	4,548	1.1	4,596
Evolution1, Inc.(5)	Senior loan	L + 4.75%	N/A (6)	06/2016	—	(17)	—	—
Evolution1, Inc.	Senior loan	L + 4.75%	6.25%	06/2016	89	85	—	89
					9,790	9,648	2.3	9,716
Leisure, Amusement, Motion Pictures and Entertainment
Competitor Group Holdings, Inc.(5)	Senior loan	L + 7.75%	N/A (6)	11/2018	—	(51)	—	(52)
Competitor Group Holdings, Inc.	Senior loan	L + 7.75%	9.76%	11/2018	884	869	0.2	869
Competitor Group Holdings, Inc.*	Senior loan	L + 7.75%	9.00%	11/2018	12,870	12,648	3.0	12,645
Octane Fitness, LLC*	Senior loan	L + 5.50%	7.00%	12/2015	4,675	4,562	1.1	4,675
Pride Manufacturing Company, LLC*	Senior loan	L + 6.00%	7.75%	11/2015	697	689	0.2	662
Service Companies, The*	Senior loan	L + 6.50%	9.00%	03/2014	6,548	6,502	1.6	6,548
Starplex Operating, L.L.C.	Senior loan	L + 7.50%	8.75%	12/2017	479	450	0.1	454

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Starplex Operating, L.L.C.*	Senior loan	L + 7.50%	8.75%	12/2017	14,379	14,129	3.4	14,163
					40,532	39,798	9.6	39,964
Mining, Steel, Iron and Non-Precious Metals
Benetech, Inc.*	Senior loan	L + 6.00%	7.25%	10/2017	6,536	6,504	1.6	6,503
Benetech, Inc.(5)	Senior loan	L + 6.00%	N/A (6)	10/2017	—	(5)	—	(6)
					6,536	6,499	1.6	6,497
Personal and Non-Durable Consumer Products
Dr. Miracles, Inc.*(4)	Senior loan	L + 5.50%	8.00%	03/2014	3,002	2,990	0.6	2,702
Hygenic Corporation, The*	Senior loan	L + 5.00%	6.25%	10/2018	3,431	3,381	0.8	3,380
Hygenic Corporation, The(5)	Senior loan	L + 5.00%	N/A (6)	10/2017	—	(4)	—	(4)
Massage Envy, LLC(5)	Senior loan	L + 7.25%	N/A (6)	09/2018	—	(18)	—	—
Massage Envy, LLC	Senior loan	L + 7.25%	8.50%	09/2018	16,954	16,552	4.0	16,954
Team Technologies Acquisition Company(5)	Senior loan	L + 4.75%	N/A (6)	12/2017	—	(4)	—	(4)
Team Technologies Acquisition Company	Senior loan	L + 4.75%	6.00%	12/2017	3,537	3,502	0.8	3,502
					26,924	26,399	6.2	26,530
Personal, Food and Miscellaneous Services
Affordable Care Inc.(5)	Senior loan	L + 4.75%	N/A (6)	12/2017	—	(3)	—	(3)
Affordable Care Inc.	Senior loan	L + 4.75%	7.00%	12/2018	3,559	3,524	0.8	3,523
Automatic Bar Controls, Inc.*	Senior loan	L + 5.75%	7.26%	03/2016	972	962	0.2	933
Automatic Bar Controls, Inc.(5)	Senior loan	L + 5.75%	N/A (6)	03/2016	—	(1)	—	(6)
Brasa (Holdings) Inc.*	Senior loan	L + 6.25%	7.50%	07/2019	5,113	4,969	1.2	5,113
Focus Brands Inc.	Second lien	L + 9.00%	10.25%	08/2018	11,195	11,058	2.7	11,474
Focus Brands Inc.	Senior loan	L + 5.00%	6.27%	02/2018	5,813	5,763	1.4	5,857
National Veterinary Associates, Inc.	Senior loan	L + 5.00%	6.25%	12/2017	621	606	0.1	606
National Veterinary Associates, Inc.(5)	Senior loan	L + 5.00%	N/A (6)	12/2017	—	(1)	—	(1)
National Veterinary Associates, Inc.	Senior loan	L + 5.00%	6.25%	12/2017	6,052	6,000	1.4	5,999
PMI Holdings, Inc.	Senior loan	P + 4.25%	7.50%	06/2017	124	122	—	124
PMI Holdings, Inc.	Senior loan	L + 5.25%	6.50%	06/2017	2,649	2,626	0.6	2,649
Restaurant Technologies, Inc.*	Senior loan	L + 4.75%	6.00%	05/2017	1,075	1,067	0.3	1,075
Restaurant Technologies, Inc.	Senior loan	L + 4.75%	6.00%	05/2017	117	116	—	117
Trusthouse Service Group, Inc.	Senior loan	L + 5.25%	6.75%	06/2018	99	95	—	99
Trusthouse Service Group, Inc.	Senior loan	P + 4.25%	7.50%	06/2017	67	63	—	67
Trusthouse Service Group, Inc.	Senior loan	L + 5.25%	6.75%	06/2018	2,969	2,921	0.7	2,969
Vetcor Merger Sub LLC(5)	Senior loan	L + 6.50%	N/A (6)	12/2017	—	(25)	—	(24)
Vetcor Merger Sub LLC	Senior loan	L + 6.50%	7.75%	12/2017	304	295	0.1	296
Vetcor Merger Sub LLC*	Senior loan	L + 6.50%	7.75%	12/2017	6,005	5,938	1.4	5,940
					46,734	46,095	10.9	46,807

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Personal Transportation
PODS Funding Corp. II(4)	Subordinated debt	N/A	21.00%	11/2017	3,400	3,400	0.8	3,400
PODS Funding Corp. II(4)	Subordinated debt	N/A	21.00%	11/2017	579	579	0.1	579
PODS Funding Corp. II(4)	Second lien	N/A	15.50%	05/2017	450	445	0.1	450
PODS Funding Corp. II(4)	Second lien	N/A	15.50%	05/2017	2,110	2,062	0.5	2,110
PODS Funding Corp. II	Senior loan	L + 6.00%	7.26%	11/2016	773	755	0.2	773
PODS Funding Corp. II*	Senior loan	L + 6.00%	7.25%	11/2016	6,783	6,627	1.6	6,783
					14,095	13,868	3.3	14,095
Printing and Publishing
Digital Technology International, LLC.	Senior loan	P + 6.00%	9.25%	09/2016	928	921	0.2	891
Digital Technology International, LLC.	Senior loan	L + 7.25%	8.75%	09/2016	6,284	6,188	1.4	6,033
Market Track, LLC*	Senior loan	L + 6.11%	7.36%	08/2018	3,138	3,094	0.7	3,138
Market Track, LLC(5)	Senior loan	L + 6.11%	N/A (6)	08/2018	—	(6)	—	—
Market Track, LLC(5)	Senior loan	L + 7.65%	N/A (6)	08/2018	—	(4)	—	—
Trade Service Company, LLC*	Senior loan	L + 5.75%	7.00%	10/2016	1,714	1,695	0.4	1,714
Trade Service Company, LLC(5)	Senior loan	L + 5.75%	N/A (6)	10/2016	—	(1)	—	—
					12,064	11,887	2.7	11,776
Retail Stores
Barcelona Restaurants, LLC*(7)	Senior loan	L + 10.00%	11.50%	03/2017	4,952	4,871	1.2	4,952
Barcelona Restaurants, LLC(5)(7)	Senior loan	L + 10.00%	N/A (6)	03/2017	—	(5)	—	—
Benihana, Inc.	Senior loan	L + 8.00%	9.25%	08/2017	182	149	—	182
Benihana, Inc.*	Senior loan	L + 8.00%	9.25%	02/2018	13,456	13,124	3.2	13,456
Capital Vision Services, LLC(5)	Senior loan	L + 7.25%	N/A (6)	12/2017	—	(18)	—	(19)
Capital Vision Services, LLC	Senior loan	L + 7.25%	8.50%	12/2017	380	366	0.1	366
Capital Vision Services, LLC	Senior loan	L + 7.25%	8.50%	12/2017	13,459	13,260	3.2	13,257
DTLR, Inc.*	Senior loan	L + 8.00%	11.00%	12/2015	17,304	17,121	4.1	17,304
Marshall Retail Group, LLC, The(5)	Senior loan	L + 6.50%	N/A (6)	10/2016	—	(14)	—	—
Marshall Retail Group, LLC, The*	Senior loan	L + 6.50%	8.00%	10/2016	10,279	10,115	2.5	10,279
Restaurant Holding Company, LLC	Senior loan	L + 7.50%	9.00%	02/2017	9,415	9,259	2.3	9,509
Rubio's Restaurants, Inc.*(4)	Senior loan	L + 7.00%	8.75%	06/2015	8,124	8,037	1.9	8,124
Sneaker Villa, Inc.	Senior loan	L + 8.50%	10.00%	12/2017	4,636	4,520	1.1	4,566
Sneaker Villa, Inc.(5)	Senior loan	L + 8.50%	N/A (6)	12/2017	—	(9)	—	(9)
Sneaker Villa, Inc.(5)	Senior loan	L + 8.50%	N/A (6)	12/2017	—	(19)	—	(19)
Specialty Commerce Corp.	Senior loan	L + 6.00%	7.50%	07/2017	5,344	5,278	1.3	5,344
Specialty Commerce Corp.(5)	Senior loan	L + 6.00%	N/A (6)	07/2017	—	(8)	—	—
Vision Source L.P.(5)	Senior loan	L + 6.75%	N/A (6)	04/2016	—	(8)	—	—
Vision Source L.P.*	Senior loan	L + 6.75%	8.00%	04/2016	13,116	12,937	3.1	13,116
					100,647	98,956	24.0	100,408

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Telecommunications
Hosting.com, Inc.*	Senior loan	L + 4.50%	5.75%	10/2016	827	818	0.2	827
Hosting.com, Inc.(5)	Senior loan	L + 4.50%	N/A (6)	10/2016	—	(2)	—	—
NameMedia, Inc.	Senior loan	L + 6.00%	7.50%	11/2014	28	27	—	28
NameMedia, Inc.	Senior loan	L + 6.00%	7.50%	11/2014	1,331	1,316	0.3	1,331
					2,186	2,159	0.5	2,186
Utilities
PowerPlan Consultants, Inc.(5)	Senior loan	L + 5.25%	N/A (6)	03/2017	—	(2)	—	—
PowerPlan Consultants, Inc.*	Senior loan	L + 5.25%	6.76%	03/2018	5,030	4,965	1.2	5,030
					5,030	4,963	1.2	5,030
Total debt investments United States					$752,260	$738,791	177.1%	$742,618
Fair Value as a percentage of Principal Amount								98.7%

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (unaudited) — (Continued)
December 31, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount/Shares/Contracts	Cost	Percentage of Total Net Assets	Fair Value
Equity investments Aerospace and Defense
Tresys Technology Holdings, Inc.	Common stock	N/A	N/A	N/A	295	$295	0.1%	$295
Whitcraft LLC	Common stock	N/A	N/A	N/A	1	670	0.2	753
Whitcraft LLC	Warrant	N/A	N/A	N/A	—	—	—	147
						965	0.3	1,195
Automobile
ABRA, Inc	LLC interest	N/A	N/A	N/A	208	1,471	0.4	1,836
Express Oil Change, LLC	LLC Interest	N/A	N/A	N/A	77	77	—	77
K&N Engineering, Inc.	Common stock	N/A	N/A	N/A	—	4	—	22
K&N Engineering, Inc.	Preferred stock A	N/A	N/A	N/A	—	62	—	73
K&N Engineering, Inc.	Preferred stock B	N/A	N/A	N/A	—	18	—	23
						1,632	0.4	2,031
Banking
Prommis Solutions Inc.*	Preferred LLC interest	N/A	N/A	N/A	1	472	—	—
Prommis Solutions Inc.*	A-1 LLC interset	N/A	N/A	N/A	—	—	—	—
Prommis Solutions Inc.*	A-2 LLC interest	N/A	N/A	N/A	—	—	—	—
						472	—	—
Beverage, Food and Tobacco
Atkins Nutritionals, Inc.	LLC interest	N/A	N/A	N/A	51	746	0.2	746
First Watch Restaurants, Inc.	Common stock	N/A	N/A	N/A	7	691	0.2	746
Goode Seed Co-Invest, LLC	LLC units	N/A	N/A	N/A	356	356	0.1	356
Julio & Sons Company	LLC interest	N/A	N/A	N/A	521	521	0.1	619
Richelieu Foods, Inc.	LP interest	N/A	N/A	N/A	220	220	—	193
						2,534	0.6	2,660
Diversified Conglomerate Manufacturing
Oasis Outsourcing Holdings, Inc.	LLC interest	N/A	N/A	N/A	1,088	1,088	0.3	1,385
Sunless Merger Sub, Inc	Preferred stock	N/A	N/A	N/A	—	148	—	95
TIDI Products, LLC	LLC interest	N/A	N/A	N/A	315	315	0.1	315
						1,551	0.4	1,795
Diversified Conglomerate Service
Document Technologies, LLC	LLC interest	N/A	N/A	N/A	24	490	0.1	536
Marathon Data Operating Co., LLC	Common stock	N/A	N/A	N/A	1	264	0.1	264
Marathon Data Operating Co., LLC	Preferred stock	N/A	N/A	N/A	1	264	0.1	264
Navex Global, Inc.	LP interest	N/A	N/A	N/A	—	666	0.2	757
PC Helps Support, LLC	Common stock	N/A	N/A	N/A	1	7	—	7
PC Helps Support, LLC	Preferred stock	N/A	N/A	N/A	—	61	—	61
Secure-24, LLC	LLC units	N/A	N/A	N/A	253	253	0.1	253
						2,005	0.6	2,142

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount/Shares/Contracts	Cost	Percentage of Total Net Assets	Fair Value
Finance
Pillar Processing LLC*	Common stock	N/A	N/A	N/A	—	—	—	—
Healthcare, Education and Childcare
Advanced Pain Management Holdings, Inc.	Common stock	N/A	N/A	N/A	67	67	—	—
Advanced Pain Management Holdings, Inc.	Preferred stock	N/A	N/A	N/A	13	1,273	0.3	1,445
Avatar International, LLC	LP interest	N/A	N/A	N/A	1	695	0.2	695
Dialysis Newco, Inc.	LLC interest	N/A	N/A	N/A	871	871	0.2	932
Encore Rehabilitation Services, LLC	LLC interest	N/A	N/A	N/A	270	270	0.1	270
G & H Wire Company, Inc.	LP interest	N/A	N/A	N/A	—	102	—	102
Hospitalists Management Group, LLC	Common stock	N/A	N/A	N/A	—	38	—	32
IntegraMed America, Inc.	Common stock	N/A	N/A	N/A	1	514	0.1	607
National Healing Corporation	Preferred stock	N/A	N/A	N/A	695	799	0.3	1,127
NeuroTherm, Inc.	Common stock	N/A	N/A	N/A	1	569	0.1	569
Northwestern Management Services, LLC	LLC units	N/A	N/A	N/A	3	3	—	3
Northwestern Management Services, LLC	LLC units	N/A	N/A	N/A	—	249	0.1	249
Pentec Healthcare Infusions, Inc.	Preferred stock	N/A	N/A	N/A	1	116	—	83
Reliant Pro ReHab, LLC	Preferred stock	N/A	N/A	N/A	2	264	0.1	263
Southern Anesthesia and Surgical	LLC units	N/A	N/A	N/A	487	487	0.1	487
Surgical Information Systems, LLC	Common stock	N/A	N/A	N/A	4	414	0.1	346
						6,731	1.7	7,210
Home and Office Furnishings, Housewares, and Durable Consumer
Top Knobs USA, Inc.	Common stock	N/A	N/A	N/A	3	73	—	73
Insurance
Captive Resources Midco, LLC	LLC units	N/A	N/A	N/A	1	121	—	121
Leisure, Amusement, Motion Pictures and Entertainment
Competitor Group Holdings, Inc.	LLC interest	N/A	N/A	N/A	708	708	0.2	708
Personal and Non-Durable Consumer Products
Hygenic Corporation, The	LP interest	N/A	N/A	N/A	1	61	—	61
Massage Envy, LLC	LLC interest	N/A	N/A	N/A	749	749	0.2	749
Team Technologies Acquisition Company	Common stock	N/A	N/A	N/A	—	148	—	148
						958	0.2	958
Personal Transportation
PODS Funding Corp. II	Warrant	N/A	N/A	N/A	271	—	—	151

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount/Shares/Contracts	Cost	Percentage of Total Net Assets	Fair Value
Printing and Publishing
Market Track, LLC	Preferred stock	N/A	N/A	N/A	—	145	—	145
Market Track, LLC	Common stock	N/A	N/A	N/A	1	145	—	145
						290	—	290
Retail Stores
Barcelona Restaurants, LLC(7)	LP interest	N/A	N/A	N/A	1,996	1,996	0.6	2,538
Benihana, Inc.	LLC interest	N/A	N/A	N/A	43	699	0.2	699
Capital Vision Services, LLC	LLC interest	N/A	N/A	N/A	402	402	0.1	402
Rubio's Restaurants, Inc.	Preferred stock	N/A	N/A	N/A	199	945	0.1	599
Sneaker Villa, Inc.	LLC interest	N/A	N/A	N/A	4	411	0.1	411
Vision Source L.P.	Common stock	N/A	N/A	N/A	—	—	—	—
Vision Source L.P.	Common stock	N/A	N/A	N/A	9	936	0.2	856
						5,389	1.3	5,505
Total equity investments United States						$23,429	5.9%	$24,839
Total United States						$762,220	183.0%	$767,457
Total investments						$765,626	183.2%	$768,342

*	Denotes that all or a portion of the loan secures the notes offered in the Debt Securitization (as defined in Note 6).
(1)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) or Prime (“P”) and which reset daily, quarterly or semiannually. For each we have provided the spread over LIBOR or Prime and the weighted average current interest rate in effect at December 31, 2012. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.
(2)	For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect at December 31, 2012.
(3)	Loan was on non-accrual status as of December 31, 2012, meaning that the Company has ceased recognizing interest income on the loan.
(4)	A portion of the interest may be deferred through a PIK rate option.
(5)	The negative fair value is the result of the capitalized discount on the loan or the unfunded commitment being valued below par. The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan.
(6)	The entire commitment was unfunded at December 31, 2012. As such, no interest is being earned on this investment.
(7)	The Company is an “affiliated person,” as that term is defined in the 1940 Act, of the portfolio company as it owns five percent or more of the portfolio company's voting securities.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Net Assets	Fair Value
Investments
Canada
Debt investments
Leisure, Amusement, Motion Pictures, Entertainment
Extreme Fitness, Inc.(3)(4)	Subordinated debt	N/A	14.50%	11/2015	$2,870	$2,810	0.4%	$1,435
Extreme Fitness, Inc.	Senior loan	N/A	8.00%	10/2012	508	508	0.1	508
Total Canada					$3,378	$3,318	0.5%	$1,943
Fair Value as percentage of Principal Amount								57.5%
United States
Debt investments
Aerospace and Defense
ILC Dover, LP(5)	Senior loan	L + 6.00%	N/A (6)	07/2017	$—	$(8)	—%	$(8)
ILC Dover, LP	Senior loan	L + 6.00%	7.25%	07/2017	4,407	4,323	1.2	4,319
Whitcraft LLC	Subordinated debt	N/A	12.00%	12/2018	1,877	1,848	0.5	1,877
White Oak Technologies, Inc.*	Senior loan	L + 5.00%	6.25%	03/2017	1,929	1,891	0.5	1,890
White Oak Technologies, Inc.(5)	Senior loan	L + 5.00%	N/A (6)	03/2017	—	(9)	—	(9)
					8,213	8,045	2.2	8,069
Automobile
ABRA, Inc.(5)	Subordinated debt	N/A	N/A (6)	04/2017	—	(22)	—	—
ABRA, Inc.(4)	Subordinated debt	N/A	12.00%	04/2017	9,623	9,445	2.6	9,623
American Driveline Systems, Inc.*	Senior loan	L + 5.50%	7.00%	01/2016	2,862	2,814	0.7	2,776
American Driveline Systems, Inc.	Senior loan	P + 4.50%	7.75%	01/2016	293	287	0.1	282
CLP Auto Interior Corporation*	Senior loan	L + 4.75%	4.97%	06/2013	3,053	3,053	0.8	2,992
Federal-Mogul Corporation	Senior loan	L + 1.94%	2.17%	12/2014	1,976	1,934	0.5	1,930
Federal-Mogul Corporation	Senior loan	L + 1.94%	2.16%	12/2015	1,008	986	0.3	985
K&N Engineering, Inc.(5)	Senior loan	P + 4.25%	N/A (6)	12/2016	—	(6)	—	—
K&N Engineering, Inc.	Senior loan	P + 4.25%	7.50%	12/2016	3,207	3,153	0.9	3,207
					22,022	21,644	5.9	21,795
Banking
Prommis Fin Co.*(3)(4)	Senior loan	L + 10.50%	10.50%	06/2015	196	191	—	167
Prommis Fin Co.*(3)(4)	Second lien	L + 10.50%	10.50%	06/2015	393	382	0.1	259
Prommis Fin Co.*(3)(4)	Second lien	L + 10.50%	10.50%	06/2015	196	191	—	—
Prommis Fin Co.	Senior loan	L + 9.00%	10.00%	06/2015	95	93	—	95
					880	857	0.1	521
Beverage, Food and Tobacco
ABP Corporation(5)	Senior loan	L + 5.25%	N/A (6)	06/2016	—	(6)	—	—
ABP Corporation*	Senior loan	L + 5.25%	6.75%	06/2016	4,536	4,470	1.2	4,536
Ameriqual Group, LLC*	Senior loan	L + 5.00%	6.50%	03/2016	1,774	1,749	0.4	1,685
Ameriqual Group, LLC*	Senior loan	L + 7.50%	9.00%	03/2016	839	828	0.2	755
Atkins Nutrionals, Inc.	Senior loan	L + 8.88%	10.38%	12/2015	5,028	4,926	1.3	5,028
Candy Intermediate Holdings, Inc.	Senior loan	L + 6.25%	7.51%	06/2018	4,987	4,822	1.3	5,050

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Net Assets	Fair Value
First Watch Restaurants, Inc.(5)	Senior loan	P + 6.50%	N/A (6)	12/2016	—	(30)	—	—
First Watch Restaurants, Inc.(5)	Senior loan	P + 6.50%	N/A (6)	12/2016	—	(30)	—	—
First Watch Restaurants, Inc.*	Senior loan	P + 6.50%	9.75%	12/2016	11,530	11,335	3.1	11,530
IL Fornaio (America) Corporation*	Senior loan	L + 5.25%	6.50%	06/2017	4,423	4,405	1.2	4,423
It'Sugar LLC	Senior loan	L + 8.50%	10.00%	04/2017	4,255	4,178	1.1	4,255
It'Sugar LLC	Subordinated debt	N/A	8.00%	10/2017	1,707	1,707	0.5	1,707
Julio & Sons Company(5)	Senior loan	L + 5.50%	N/A (6)	09/2014	—	(15)	—	—
Julio & Sons Company*	Senior loan	L + 5.50%	7.00%	09/2016	7,121	7,065	1.9	7,121
Julio & Sons Company(5)	Senior loan	L + 5.50%	N/A (6)	09/2016	—	(12)	—	—
Richelieu Foods, Inc.*	Senior loan	L + 5.00%	6.76%	11/2015	2,111	2,075	0.5	2,048
Richelieu Foods, Inc.(5)	Senior loan	L + 5.00%	N/A (6)	11/2015	—	(10)	—	(18)
					48,311	47,457	12.7	48,120
Broadcasting and Entertainment
Univision Communications Inc.	Senior loan	L + 2.00%	2.22%	09/2014	3,997	3,969	1.1	3,992
Building and Real Estate
ASP PDM Acquisition Co. LLC*	Senior loan	L + 6.25%	7.75%	12/2013	453	442	0.1	340
Global Claims Services, Inc.*	Senior loan	L + 5.00%	6.25%	06/2018	831	819	0.2	831
Global Claims Services, Inc.(5)	Senior loan	L + 5.00%	N/A (6)	06/2018	—	(1)	—	—
KHKI Acquisition, Inc.	Senior loan	P + 5.00%	8.50%	03/2013	2,626	2,625	0.6	2,101
Tecta America Corp.	Senior loan	P + 5.75%	9.00%	03/2014	3,506	3,506	0.8	2,994
					7,416	7,391	1.7	6,266
Cargo Transport
TMW Systems, Inc.*	Senior loan	P + 3.00%	6.25%	05/2016	1,686	1,667	0.4	1,686
Chemicals, Plastics and Rubber
Integrated DNA Technologies, Inc.(4)	Subordinated debt	N/A	14.00%	04/2015	4,700	4,650	1.3	4,700
Road Infrastructure Investment, LLC*	Senior loan	L + 5.00%	6.25%	03/2018	4,137	4,080	1.1	4,142
Road Infrastructure Investment, LLC	Senior loan	L + 5.00%	5.46%	03/2017	231	190	0.1	228
					9,068	8,920	2.5	9,070
Containers, Packaging and Glass
Fort Dearborn Company*	Senior loan	L + 4.75%	6.50%	08/2015	1,349	1,333	0.4%	1,349
Fort Dearborn Company*	Senior loan	L + 5.25%	7.00%	08/2016	3,159	3,118	0.8	3,159
					4,508	4,451	1.2	4,508

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments — (Continued)
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Diversified Conglomerate Manufacturing
Oasis Outsourcing Holdings, Inc.(4)	Subordinated debt	N/A	13.00%	04/2017	11,970	11,775	3.2	11,970
Pasternack Enterprises, Inc.*	Senior loan	L + 4.50%	6.00%	02/2014	3,492	3,453	0.9	3,492
Sunless Merger Sub, Inc.*	Senior loan	L + 5.00%	6.26%	07/2016	2,322	2,313	0.6	2,322
Sunless Merger Sub, Inc.*	Senior loan	P + 3.75%	7.00%	07/2016	29	28	—	29
Tecomet Inc.*	Senior loan	L + 5.25%	7.00%	12/2016	6,082	5,992	1.6	5,991
Tecomet Inc.(5)	Senior loan	L + 5.25%	N/A (6)	12/2016	—	(6)	—	—
TIDI Products, LLC*	Senior loan	L + 7.00%	8.25%	07/2018	8,791	8,606	2.3	8,703
TIDI Products, LLC(5)	Senior loan	L + 7.00%	N/A (6)	07/2017	—	(13)	—	(8)
Vintage Parts, Inc.*	Senior loan	L + 6.00%	8.50%	12/2013	82	82	—	82
Vintage Parts, Inc.*	Senior loan	L + 8.00%	9.75%	12/2013	1,239	1,228	0.3	1,239
Vintage Parts, Inc.*	Senior loan	L + 5.50%	5.86%	12/2013	5,934	5,914	1.6	5,934
					39,941	39,372	10.5	39,754
Diversified Conglomerate Service
API Healthcare Corporation*	Senior loan	L + 9.03%	10.53%	02/2017	9,587	9,424	2.6	9,587
Consona Holdings, Inc.*	Senior loan	L + 5.50%	6.75%	08/2018	1,092	1,056	0.3	1,081
Consona Holdings, Inc.*	Senior loan	L + 6.00%	7.25%	08/2018	1,567	1,551	0.4	1,551
Consona Holdings, Inc.(5)	Senior loan	L + 5.50%	N/A (6)	08/2017	—	(3)	—	(2)
Document Technologies, LLC(5)	Senior loan	L + 5.00%	N/A (6)	12/2016	—	(15)	—	—
Document Technologies, LLC	Senior loan	L + 5.00%	6.50%	12/2016	4,717	4,646	1.3	4,694
EAG, Inc.*	Senior loan	P + 3.50%	6.75%	07/2017	2,629	2,593	0.7	2,629
Employment Law Training, Inc.(5)	Senior loan	L + 7.50%	N/A (6)	12/2016	—	(22)	—	—
Employment Law Training, Inc. *	Senior loan	L + 7.50%	9.00%	12/2016	18,219	17,822	4.9	18,219
Evolution1, Inc.*	Senior loan	L + 4.75%	6.25%	06/2016	4,619	4,567	1.2	4,619
Evolution1, Inc.(5)	Senior loan	L + 4.75%	N/A (6)	06/2016	—	(19)	—	—
Evolution1, Inc.(5)	Senior loan	L + 4.75%	N/A (6)	06/2016	—	(4)	—	—
HighJump Acquisition LLC(5)	Senior loan	L + 8.75%	N/A (6)	07/2016	—	(12)	—	—
HighJump Acquisition LLC	Senior loan	L + 8.75%	10.00%	07/2016	5,441	5,379	1.5	5,441
Marathon Data Operating Co., LLC	Senior loan	L + 6.25%	7.50%	08/2017	4,818	4,700	1.3	4,746
Marathon Data Operating Co., LLC(5)	Senior loan	L + 6.25%	N/A (6)	08/2017	—	(10)	—	(10)
MSC.Software Corporation*	Senior loan	L + 7.74%	9.24%	12/2016	6,238	6,133	1.7	6,238
NS Holdings, Inc.*	Senior loan	L + 4.63%	6.00%	06/2015	260	257	0.1	260
NS Holdings, Inc.*	Senior loan	L + 6.27%	7.68%	06/2015	1,963	1,941	0.5	1,963
PC Helps Support, LLC	Senior loan	P + 4.25%	7.50%	09/2017	2,390	2,355	0.6	2,354
PC Helps Support, LLC(5)	Senior loan	P + 4.25%	N/A (6)	09/2017	—	(3)	—	(3)
Secure-24, LLC	Senior loan	L + 6.25%	7.50%	08/2017	9,288	9,061	2.4	9,149
Secure-24, LLC(5)	Senior loan	L + 6.25%	N/A (6)	08/2017	—	(8)	—	(8)
Secure-24, LLC(5)	Senior loan	L + 6.25%	N/A (6)	08/2017	—	(16)	—	(17)
Sumtotal Systems, Inc.*	Senior loan	L + 4.00%	5.25%	12/2015	1,415	1,403	0.4	1,415
					74,243	72,776	19.9	73,906

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Diversified Natural Resources, Precious Metals, and Minerals
Metal Spinners, Inc.*	Senior loan	L + 6.50%	8.00%	12/2014	1,619	1,578	0.4	1,619
Metal Spinners, Inc.*	Senior loan	L + 6.50%	8.00%	12/2014	2,974	2,904	0.8	2,974
					4,593	4,482	1.2	4,593
Electronics
Blue Coat Systems, Inc.*	Second lien	L + 10.00%	11.50%	08/2018	5,424	5,277	1.5	5,573
Blue Coat Systems, Inc.	Senior loan	L + 6.00%	7.50%	02/2018	8,085	7,940	2.2	8,156
Cape Electrical Supply LLC*(4)	Senior loan	L + 5.25%	6.75%	11/2013	1,465	1,437	0.4	1,465
Ecommerce Industries, Inc.(5)	Senior loan	L + 6.75%	N/A (6)	10/2016	—	(27)	—	—
Ecommerce Industries, Inc.*	Senior loan	L + 8.34%	9.59%	10/2016	13,530	13,329	3.6	13,530
Entrust, Inc.*	Senior loan	L + 7.47%	8.97%	03/2017	4,053	4,006	1.1	4,053
Entrust, Inc.*	Senior loan	L + 7.45%	8.95%	03/2017	8,046	7,935	2.1	8,046
Rogue Wave Holdings, Inc.*	Senior loan	L + 10.00%	11.25%	08/2016	3,982	3,945	1.1	3,982
Syncsort Incorporated(5)	Senior loan	L + 5.50%	N/A (6)	03/2015	—	(4)	—	—
Syncsort Incorporated*	Senior loan	L + 5.50%	7.50%	03/2015	8,032	7,918	2.1	8,032
Time-O-Matic, Inc.(4)	Subordinated debt	N/A	13.25%	12/2016	11,561	11,386	3.1	11,561
					64,178	63,142	17.2	64,398
Farming and Agriculture
AGData, L.P.	Senior loan	L + 6.25%	7.75%	08/2016	2,814	2,782	0.8	2,814
Finance
Bonddesk Group LLC*	Senior loan	L + 5.00%	6.50%	09/2016	1,010	1,002	0.3	1,010
Compass Group Diversified Holdings, LLC*	Senior loan	L + 5.00%	6.25%	10/2017	8,387	8,025	2.2	8,408
Pillar Processing LLC*(3)	Senior loan	L + 5.50%	5.95%	11/2013	2,412	2,389	0.4	1,361
Pillar Processing LLC*(3)	Senior loan	N/A	14.50%	05/2014	3,125	2,947	—	—
					14,934	14,363	2.9	10,779
Healthcare, Education and Childcare
Advanced Pain Management Holdings, Inc.(4)	Subordinated debt	N/A	14.00%	06/2016	$7,958	$7,828	2.1%	$7,958
Alegeus Technologies, LLC*	Senior loan	L + 5.00%	6.50%	08/2018	873	860	0.2	860
Avatar International, LLC(5)	Senior loan	L + 7.50%	N/A (6)	09/2016	—	(8)	—	—
Avatar International, LLC*	Senior loan	L + 7.50%	8.75%	09/2016	7,855	7,747	2.1	7,855
Avatar International, LLC	Senior loan	L + 8.00%	9.25%	09/2016	1,695	1,677	0.5	1,695
Campus Management Acquisition Corp.	Second lien	L + 10.35%	12.10%	09/2015	5,067	5,007	1.2	4,662
CHS/Community Health Systems, Inc.	Senior loan	L + 3.50%	3.92%	01/2017	406	406	0.1	409
Community Hospices of America, Inc.*	Senior loan	L + 5.50%	7.25%	12/2015	4,955	4,891	1.3	4,955
Community Hospices of America, Inc.(5)	Senior loan	L + 5.50%	N/A (6)	12/2015	—	(5)	—	—
Community Hospices of America, Inc.(4)	Subordinated debt	L + 11.75%	13.75%	06/2016	1,874	1,844	0.5	1,874
DDC Center Inc.*	Senior loan	L + 6.50%	9.50%	10/2014	8,205	8,211	2.2	8,205
DDC Center Inc.*	Senior loan	L + 6.50%	9.50%	12/2012	227	227	0.1	227
DDC Center Inc.	Senior loan	P + 5.25%	10.75%	10/2013	182	182	—	182

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Delta Educational Systems, Inc.*	Senior loan	L + 5.00%	7.00%	11/2012	2,740	2,735	0.7	2,685
Dialysis Newco, Inc.(4)	Subordinated debt	N/A	13.00%	09/2018	8,795	8,677	2.3	8,795
G & H Wire Company, Inc.(5)	Senior loan	L + 5.50%	N/A (6)	11/2016	—	(13)	—	—
G & H Wire Company, Inc.*	Senior loan	L + 5.50%	7.00%	11/2016	8,974	8,829	2.4	8,839
Hospitalists Management Group, LLC	Senior loan	L + 4.50%	6.00%	05/2017	455	445	0.1	419
Hospitalists Management Group, LLC	Senior loan	L + 4.50%	6.00%	05/2017	3,986	3,909	1.0	3,826
Hospitalists Management Group, LLC(5)	Senior loan	L + 4.50%	N/A (6)	05/2017	—	(10)	—	(36)
The Hygenic Corporation*	Senior loan	L + 2.50%	2.73%	04/2013	1,961	1,951	0.5	1,961
IntegraMed America, Inc.(5)	Senior loan	L + 7.25%	N/A (6)	09/2017	—	(18)	—	(16)
IntegraMed America, Inc.	Senior loan	L + 7.25%	8.50%	09/2017	14,603	14,275	3.8	14,311
Maverick Healthcare Group, LLC	Senior loan	L + 5.50%	7.25%	12/2016	2,148	2,123	0.6	2,148
National Healing Corporation	Senior loan	L + 6.75%	8.25%	11/2017	3,569	3,415	1.0	3,569
National Healing Corporation*	Second lien	L + 10.00%	11.50%	11/2018	17,976	16,967	4.8	17,976
NeuroTherm, Inc.*	Senior loan	L + 5.00%	6.50%	02/2016	1,591	1,567	0.4	1,591
NeuroTherm, Inc.	Senior loan	P + 4.00%	7.25%	02/2016	124	118	—	124
Pentec Acquisition Sub, Inc.*	Senior loan	L + 5.25%	6.50%	05/2018	2,243	2,200	0.6	2,198
Pentec Acquisition Sub, Inc.(5)	Senior loan	L + 5.25%	N/A (6)	05/2017	—	(4)	—	(4)
PhysioTherapy Associates Holdings, Inc.*	Senior loan	L + 4.75%	6.01%	04/2018	577	566	0.2	578
Reliant Pro ReHab, LLC*	Senior loan	L + 4.75%	6.00%	06/2016	3,601	3,554	1.0	3,601
Reliant Pro ReHab, LLC	Senior loan	L + 4.75%	6.00%	06/2016	872	858	0.2	872
Reliant Pro ReHab, LLC	Senior loan	P + 3.75%	7.00%	06/2016	550	542	0.1	550
Renaissance Pharma (U.S.) Holdings Inc.	Senior loan	P + 4.25%	7.50%	06/2017	71	65	—	68
Renaissance Pharma (U.S.) Holdings Inc.	Senior loan	L + 5.25%	6.76%	06/2017	2,449	2,402	0.6	2,424
Surgical Information Systems, LLC	Second lien	L + 7.40%	8.91%	12/2015	4,291	4,235	1.1	4,291
WIL Research Company, Inc.*	Senior loan	L + 5.25%	6.75%	04/2018	792	781	0.2	788
					121,665	119,036	31.9	120,440
Home and Office Furnishings, Housewares, and Durable Consumer
Top Knobs USA, Inc.*	Senior loan	L + 5.75%	7.76%	11/2016	1,094	1,079	0.3	1,094
WII Components, Inc.*	Senior loan	L + 4.75%	6.25%	07/2016	1,732	1,712	0.5	1,732
WII Components, Inc.(5)	Senior loan	L + 4.75%	N/A (6)	07/2016	—	(1)	—	—
Zenith Products Corporation*	Senior loan	L + 5.50%	5.93%	09/2013	3,409	3,367	0.9	3,239
					6,235	6,157	1.7	6,065
Leisure, Amusement, Motion Pictures and Entertainment
Competitor Group, Inc.*	Senior loan	L + 8.00%	9.50%	01/2017	16,807	16,525	4.5	16,807
Competitor Group, Inc.(5)	Senior loan	L + 8.00%	N/A (6)	01/2017	—	(8)	—	—
Competitor Group, Inc.	Senior loan	L + 8.00%	9.50%	01/2017	1,257	1,230	0.3	1,257
Cortz, Inc.*	Senior loan	L + 5.50%	7.00%	03/2014	6,609	6,582	1.8	6,609
Octane Fitness, LLC*	Senior loan	L + 5.50%	7.00%	12/2015	4,675	4,552	1.2	4,675

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Pride Manufacturing Company, LLC*	Senior loan	L + 5.50%	7.25%	11/2015	737	728	0.2	722
The Service Companies*	Senior loan	L + 6.50%	9.00%	03/2014	6,612	6,557	1.8	6,612
					36,697	36,166	9.8	36,682
Mining, Steel, Iron and Non-Precious Metals
Benetech, Inc.*	Senior loan	L + 5.00%	5.22%	12/2013	8,845	8,737	2.4	8,845
Personal and Non-Durable Consumer Products
Dr. Miracles, Inc.*(4)	Senior loan	L + 7.50%	10.00%	03/2014	3,092	3,077	0.7%	2,783
Massage Envy, LLC	Senior loan	L + 7.25%	8.50%	09/2018	63	45	—	47
Massage Envy, LLC	Senior loan	L + 7.25%	8.50%	09/2018	17,061	16,638	4.5	16,804
					20,216	19,760	5.2	19,634
Personal, Food and Miscellaneous Services
Affordable Care Inc.*	Senior loan	L + 4.75%	6.25%	12/2015	3,525	3,490	0.9	3,525
Affordable Care Inc.(5)	Senior loan	L + 4.75%	N/A (6)	12/2015	—	(6)	—	—
Automatic Bar Controls, Inc.*	Senior loan	L + 5.75%	7.25%	03/2016	972	962	0.2	933
Automatic Bar Controls, Inc.(5)	Senior loan	L + 5.75%	N/A (6)	03/2016	—	(2)	—	(6)
Brasa (Holdings) Inc.*	Senior loan	L + 6.25%	7.50%	07/2019	5,126	4,976	1.3	5,049
Focus Brands Inc.	Second lien	L + 9.00%	10.25%	08/2018	6,481	6,363	1.8	6,578
Focus Brands Inc.	Senior loan	L + 5.00%	6.26%	02/2018	5,951	5,898	1.6	6,033
Ignite Restaurant Group, Inc.*	Senior loan	L + 4.75%	6.25%	03/2016	4,170	4,101	1.1	4,170
NVA Acquisition Company	Senior loan	L + 4.25%	5.50%	06/2016	1,881	1,867	0.5	1,881
PMI Holdings, Inc. (Papa Murphys)(5)	Senior loan	L + 5.25%	N/A (6)	06/2017	—	(3)	—	—
PMI Holdings, Inc. (Papa Murphys)	Senior loan	L + 5.25%	6.51%	06/2017	2,709	2,683	0.7	2,709
Restaurant Technologies, Inc.*	Senior loan	L + 4.75%	6.00%	05/2017	1,077	1,069	0.3	1,056
Restaurant Technologies, Inc.	Senior loan	L + 4.75%	6.00%	05/2017	117	116	—	114
Trusthouse Service Group, Inc.(5)	Senior loan	L + 5.25%	N/A (6)	06/2018	—	(4)	—	—
Trusthouse Service Group, Inc.	Senior loan	P + 4.25%	7.50%	06/2017	82	77	—	82
Trusthouse Service Group, Inc.	Senior loan	L + 5.25%	6.75%	06/2018	2,976	2,926	0.8	2,976
Vetcor Merger Sub LLC*	Senior loan	L + 6.00%	7.50%	02/2015	9,646	9,646	2.6	9,646
					44,713	44,159	11.8	44,746
Personal Transportation
PODS Funding Corp. II(4)	Subordinated debt	N/A	21.00%	11/2017	2,802	2,802	0.7	2,802
PODS Funding Corp. II(4)	Subordinated debt	N/A	21.00%	11/2017	579	579	0.2	579
PODS Funding Corp. II(4)	Second lien	N/A	15.50%	05/2017	447	441	0.1	447
PODS Funding Corp. II(4)	Second lien	N/A	15.50%	05/2017	2,096	2,045	0.6	2,096
PODS Funding Corp. II	Senior loan	L + 7.00%	8.50%	11/2016	773	753	0.2	773
PODS Funding Corp. II*	Senior loan	L + 7.00%	8.50%	11/2016	5,955	5,807	1.6	5,955
					12,652	12,427	3.4	12,652
Printing and Publishing
Digital Technology International, LLC.	Senior loan	P + 6.00%	9.25%	09/2016	928	921	0.2	928
Digital Technology International, LLC.	Senior loan	L + 7.25%	8.75%	09/2016	6,333	6,230	1.7	6,333
Market Track, LLC*	Senior loan	L + 6.11%	7.36%	08/2018	3,150	3,104	0.8	3,103
Market Track, LLC(5)	Senior loan	L + 6.11%	N/A (6)	08/2018	—	(6)	—	(6)

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Market Track, LLC(5)	Senior loan	L + 7.65%	N/A (6)	08/2018	—	(4)	—	(4)
Trade Service Company, LLC*	Senior loan	L + 5.25%	6.75%	06/2013	1,026	1,024	0.3	1,026
Trade Service Company, LLC*(4)	Senior loan	N/A	14.00%	06/2013	765	764	0.2	765
Trade Service Company, LLC	Senior loan	L + 5.25%	N/A (6)	06/2013	—	—	—	—
					12,202	12,033	3.2	12,145
Retail Stores
Barcelona Restaurants, LLC*	Senior loan	L + 10.00%	11.50%	03/2017	4,964	4,878	1.3	4,964
Barcelona Restaurants, LLC(5)	Senior loan	L + 10.00%	N/A (6)	03/2017	—	(5)	—	—
Benihana, Inc.	Senior loan	L + 8.00%	9.25%	08/2017	365	329	0.1	335
Benihana, Inc.*	Senior loan	L + 8.00%	9.25%	02/2018	13,456	13,108	3.5	13,166
Bojangles' Restaurants, Inc.*	Senior loan	P + 5.50%	8.75%	08/2017	2,761	2,597	0.7	2,767
Chuy's OPCO, Inc.(5)	Senior loan	L + 7.00%	N/A (6)	05/2016	—	(2)	—	—
Chuy's OPCO, Inc.(5)	Senior loan	L + 7.00%	N/A (6)	05/2016	—	(9)	—	—
Chuy's OPCO, Inc.	Senior loan	L + 7.00%	8.50%	05/2016	942	929	0.3	942
DTLR, Inc. (fka Levtran)*	Senior loan	L + 8.00%	11.00%	12/2015	7,904	7,806	2.1	7,904
The Marshall Retail Group, LLC(5)	Senior loan	L + 6.50%	N/A (6)	10/2016	—	(15)	—	—
The Marshall Retail Group, LLC*	Senior loan	L + 6.50%	8.00%	10/2016	10,414	10,238	2.8	10,414
Michaels Stores, Inc.	Senior loan	L + 2.25%	2.69%	10/2013	2,917	2,920	0.8	2,932
Restaurant Holding Company, LLC	Senior loan	L + 7.50%	9.00%	02/2017	9,517	9,350	2.6	9,660
Rubio's Restaurants, Inc*(4)	Senior loan	L + 7.75%	9.50%	06/2015	8,246	8,149	2.2	8,246
Specialty Catalog Corp.	Senior loan	L + 6.00%	7.50%	07/2017	5,396	5,326	1.4	5,342
Specialty Catalog Corp.(5)	Senior loan	L + 6.00%	N/A (6)	07/2017	—	(8)	—	(8)
Vision Source L.P.(5)	Senior loan	L + 6.75%	N/A (6)	04/2016	—	(9)	—	—
Vision Source L.P.*	Senior loan	L + 6.75%	8.00%	04/2016	13,201	13,007	3.5	13,201
					80,083	78,589	21.3	79,865
Telecommunications
Hosting.com, Inc.*	Senior loan	L + 4.50%	5.76%	10/2016	846	836	0.2	846
Hosting.com, Inc.(5)	Senior loan	L + 4.50%	N/A (6)	10/2016	—	(2)	—	—
NameMedia, Inc.	Senior loan	L + 6.00%	7.50%	11/2014	28	27	—	28
NameMedia, Inc.	Senior loan	L + 6.00%	7.50%	11/2014	2,159	2,131	0.6	2,159
West Corporation(5)	Senior loan	L + 1.75%	N/A (6)	10/2012	—	(8)	—	—
					3,033	2,984	0.8	3,033
Utilities
PowerPlan Consultants, Inc.(3)	Senior loan	L + 5.25%	N/A (6)	03/2017	—	(2)	—	—
PowerPlan Consultants, Inc.*	Senior loan	L + 5.25%	6.76%	03/2018	5,164	5,093	1.4	5,164
					5,164	5,091	1.4	5,164
Total debt investments United States					$658,309	$646,457	173.2%	$649,542
Fair Value as a percentage of Principal Amount								98.7%

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments — (Continued)
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount/Shares/ Contracts	Cost	Percentage of Total Net Assets	Fair Value
Equity investments
Aerospace and Defense
Whitcraft LLC	Common stock	N/A	N/A	N/A	1	$670	0.2%	$753
Whitcraft LLC	Warrant	N/A	N/A	N/A	—	—	—	147
						670	0.2	900
Automobile
ABRA, Inc.	LLC interest	N/A	N/A	N/A	208	1,471	0.4	1,688
K&N Engineering, Inc.	Common stock	N/A	N/A	N/A	—	4	—	4
K&N Engineering, Inc.	Preferred stock A	N/A	N/A	N/A	—	62	—	62
K&N Engineering, Inc.	Preferred stock B	N/A	N/A	N/A	—	18	—	18
						1,555	0.4	1,772
Banking
Prommis Solutions Inc.*	Preferred LLC interest	N/A	N/A	N/A	1	472	—	—
Prommis Solutions Inc.*	A-1 LLC interset	N/A	N/A	N/A	—	—	—	—
Prommis Solutions Inc.*	A-2 LLC interest	N/A	N/A	N/A	—	—	—	—
						472	—	—
Beverage, Food and Tobacco
Atkins Nutrionals, Inc.	LLC interest	N/A	N/A	N/A	57	796	0.3	1,063
First Watch Restaurants, Inc.	Common stock	N/A	N/A	N/A	7	691	0.2	691
Julio & Sons Company	LLC interest	N/A	N/A	N/A	521	521	0.2	619
Richelieu Foods, Inc.	LP interest	N/A	N/A	N/A	220	220	0.1	193
						2,228	0.8	2,566
Diversified Conglomerate Manufacturing
Oasis Outsourcing Holdings, Inc.	LLC interest	N/A	N/A	N/A	1,088	1,088	0.4	1,385
Sunless Merger Sub, Inc.	Preferred stock	N/A	N/A	N/A	—	148	—	129
TIDI Products, LLC	LLC interest	N/A	N/A	N/A	315	315	0.1	315
						1,551	0.5	1,829
Diversified Conglomerate Service
Document Technologies, LLC	LLC interest	N/A	N/A	N/A	24	490	0.1	490
Employment Law Training, Inc.	LP interest	N/A	N/A	N/A	—	666	0.2	757
Marathon Data Operating Co., LLC	Common stock	N/A	N/A	N/A	1	264	0.1	264
Marathon Data Operating Co., LLC	Preferred stock	N/A	N/A	N/A	1	264	0.1	264
PC Helps Support, LLC	Common stock	N/A	N/A	N/A	1	7	—	7
PC Helps Support, LLC	Preferred stock	N/A	N/A	N/A	—	61	—	61
Secure-24, LLC	LLC Units	N/A	N/A	N/A	253	253	0.1	253
						2,005	0.6	2,096
Finance
Pillar Processing LLC*		N/A	N/A	N/A	—	—	—	—
Healthcare, Education and Childcare
Advanced Pain Management Holdings, Inc.	Common stock	N/A	N/A	N/A	67	67	—	—
Advanced Pain Management Holdings, Inc.	Preferred stock	N/A	N/A	N/A	13	1,273	0.4	1,369
Avatar International, LLC	LP interest	N/A	N/A	N/A	1	695	0.2	695
Dialysis Newco, Inc.	LLC interest	N/A	N/A	N/A	871	871	0.2	871
G & H Wire Company, Inc.	LP interest	N/A	N/A	N/A	—	102	—	102

See Notes to Consolidated Financial Statements.

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount/Shares/ Contracts	Cost	Percentage of Total Net Assets	Fair Value
Hospitalists Management Group, LLC	Common stock	N/A	N/A	N/A	—	38	—	38
IntegraMed America, Inc.	Common stock	N/A	N/A	N/A	1	514	0.1	514
National Healing Corporation	Preferred stock	N/A	N/A	N/A	695	799	0.3	1,127
NeuroTherm, Inc.	Common stock	N/A	N/A	N/A	1	569	0.2	569
Pentec Healthcare Infusions, Inc.	Preferred stock	N/A	N/A	N/A	1	116	—	116
Reliant Pro ReHab, LLC	Preferred stock	N/A	N/A	N/A	2	264	0.1	263
Surgical Information Systems, LLC	Common stock	N/A	N/A	N/A	4	414	0.1	414
						5,722	1.6	6,078
Home and Office Furnishings, Housewares, and Durable Consumer
Top Knobs USA, Inc.	Common stock	N/A	N/A	N/A	3	73	—	73
Leisure, Amusement, Motion Pictures and Entertainment
Competitor Group, Inc.	Preferred stock	N/A	N/A	N/A	12	88	0.1	193
Competitor Group, Inc.	Common stock	N/A	N/A	N/A	—	87	—	107
						175	0.1	300
Personal and Non-Durable Consumer Products
Massage Envy, LLC	LLC interest	N/A	N/A	N/A	749	749	0.2	749
Personal Transportation
PODS Funding Corp. II	Warrant	N/A	N/A	N/A	271	—	—	—
Printing and Publishing
Market Track, LLC	Preferred stock	N/A	N/A	N/A	—	145	—	145
Market Track, LLC	Common stock	N/A	N/A	N/A	1	145	—	145
						290	—	290
Retail Stores
Barcelona Restaurants, LLC	LP interest	N/A	N/A	N/A	1,996	1,996	0.7	2,538
Benihana, Inc.	LLC interest	N/A	N/A	N/A	43	699	0.2	699
Rubio's Restaurants, Inc.	Preferred stock	N/A	N/A	N/A	199	945	0.2	599
Vision Source L.P.	Common stock	N/A	N/A	N/A	9	936	0.2	936
						4,576	1.3	4,772
Total equity investments United States						$20,066	5.7%	$21,425
Total United States						$666,523	178.9%	$670,967
Total investments						$669,841	179.4%	$672,910

*	Denotes that all or a portion of the loan secures the notes offered in the Debt Securitization (as defined in Note 6).
(1)	The majority of the investments bear interest at a rate that may be determined by reference to LIBOR or Prime and which reset daily, quarterly or semiannually. For each we have provided the spread over LIBOR or Prime and the weighted average current interest rate in effect at September 30, 2012. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.
(2)	For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect at September 30, 2012.
(3)	Loan was on non-accrual status as of September 30, 2012, meaning that the Company has ceased recognizing interest income on the loan.
(4)	A portion of the interest may be deferred through a payment-in-kind (“PIK”) rate option.
(5)	The negative fair value is the result of the capitalized discount on the loan or the unfunded commitment being valued below par. The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan.
(6)	The entire commitment was unfunded at September 30, 2012. As such, no interest is being earned on this investment.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 1. Organization

Golub Capital BDC, Inc. (“GBDC” and, collectively with its subsidiaries, the “Company”) is an externally managed, closed-end, non-diversified management investment company. GBDC has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, GBDC has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

On April 13, 2010, Golub Capital BDC LLC (“GBDC LLC”) converted from a Delaware limited liability company to a Delaware corporation, leaving GBDC as the surviving entity (the “Conversion”). At the time of the Conversion, all limited liability company interests were exchanged for 8,984,863 shares of common stock in GBDC. GBDC had no assets or operations prior to the Conversion and, as a result, the books and records of GBDC LLC have become the books and records of the surviving entity. On April 14, 2010, GBDC completed its initial public offering (the “Offering”).

GBDC LLC was formed in the State of Delaware on November 9, 2009 to continue and expand the business of Golub Capital Master Funding LLC (“GCMF”) which commenced operations on July 7, 2007. All of the outstanding limited liability company interests in GCMF were initially held by three Delaware limited liability companies, Golub Capital Company IV, LLC, Golub Capital Company V LLC and Golub Capital Company VI LLC (collectively, the “Capital Companies”). In November 2009, the Capital Companies formed GBDC LLC, into which they contributed 100% of the limited liability company interests of GCMF and from which they received a proportionate number of limited liability company interests in GBDC LLC. In February 2010, GEMS Fund L.P. (“GEMS”), a limited partnership affiliated through common management with the Capital Companies, purchased an interest in GBDC LLC. As a result of the Conversion, the Capital Companies and GEMS received shares of common stock in GBDC.

Subsequent to the Conversion, GCMF became a wholly owned subsidiary of GBDC. GCMF’s financial results are consolidated with GBDC, and the portfolio investments held by GCMF are included in the Company’s consolidated financial statements. All intercompany balances and transactions have been eliminated.

The Company’s investment strategy is to invest in senior secured, one stop (a loan that combines characteristics of traditional first lien senior secured loans and second lien or subordinated loans), second lien and subordinated (a loan that ranks senior only to a borrower’s equity securities and ranks junior to all of such borrower’s other indebtedness in priority of payment) loans and warrants and equity securities to middle market companies that are, in most cases, sponsored by private equity investors. The Company has entered into an investment advisory agreement (the “Investment Advisory Agreement”) with GC Advisors LLC (the “Investment Adviser”), under which the Investment Adviser manages the day-to-day operations of, and provides investment advisory services to, the Company. Prior to April 14, 2010, Golub Capital Incorporated (the “Investment Manager”) served as the investment adviser for the Company.

Note 2. Accounting Policies and Recent Accounting Updates

Basis of presentation:  The accompanying interim consolidated financial statements of the Company and related financial information have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Articles 6 or 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements. In the opinion of management, the consolidated financial statements reflect all adjustments and reclassifications consisting solely of normal accruals that are necessary for the fair presentation of financial results as of and for the periods presented. All intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current period presentation.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Accounting Policies and Recent Accounting Updates  – (continued)

Fair value of financial instruments:  The Company applies fair value to all of its financial instruments in accordance with Accounting Standards Codification (“ASC”) Topic 820 — Fair Value Measurements and Disclosures. ASC Topic 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC Topic 820, the Company has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

The availability of observable inputs can vary depending on the financial instrument and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market and the current market conditions. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for financial instruments classified as Level 3.

Any changes to the valuation methodology are reviewed by management and the Company’s board of directors (the “Board”) to confirm that the changes are justified. As markets change, new products develop and the pricing for products becomes more or less transparent, the Company will continue to refine its valuation methodologies.

Use of estimates:  The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation:  As permitted under Regulation S-X and ASC Topic 946 — Financial Services — Investment Companies, the Company will generally not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of the Company’s subsidiaries in its consolidated financial statements.

Assets related to transactions that do not meet ASC Topic 860 — Transfers and Servicing requirements for accounting sale treatment are reflected in the Company’s consolidated statements of financial condition as investments. Those assets are owned by special purpose entities that are consolidated in the Company’s financial statements. The creditors of the special purpose entities have received security interests in such assets and such assets are not intended to be available to the creditors of the Company (or any affiliate of the Company).

Cash and cash equivalents:  Cash and cash equivalents are highly liquid investments with an original maturity of three months or less at the date of acquisition. The Company deposits its cash in financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Restricted cash and cash equivalents:  Restricted cash and cash equivalents include amounts that are collected and are held by trustees who have been appointed as custodians of the assets securing certain of the Company’s financing transactions. Restricted cash is held by the trustees for payment of interest expense and principal on the outstanding borrowings or reinvestment into new assets. In addition, restricted cash and cash equivalents include amounts held within the Company’s small business investment companies (“SBICs”).

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Accounting Policies and Recent Accounting Updates  – (continued)

This amount is generally restricted to the originations of new loans from the SBICs and the payment of U.S. Small Business Administration (“SBA”) debentures and related interest expense.

Revenue recognition:

Investments and related investment income:  Interest income is accrued based upon the outstanding principal amount and contractual interest terms of debt investments. In addition, the Company may generate revenue in the form of commitment, origination, amendment, structuring or due diligence fees, fees for providing managerial assistance and consulting fees. Loan origination fees, original issue discount and market discount or premium are capitalized, and the Company accretes or amortizes such amounts over the life of the loan as interest income. All other income is recorded into income when earned. The Company records prepayment premiums on loans as interest income. When the Company receives principal payments on a loan in an amount that exceeds the loan’s accreted or amortized cost, it records the excess principal payment as interest income. For the three months ended December 31, 2012 and 2011, interest income included $2,440 and $1,090, respectively, of accretion of discounts.

As of December 31, 2012 and September 30, 2012, the Company had interest receivable of $3,245 and $3,906, respectively. For the three months ended December 31, 2012 and 2011, the Company earned interest of $18,327 and $12,100, respectively. For the three months ended December 31, 2012 and 2011, the Company received interest in cash, which excludes income from amortization of loan origination fees, original issue discount and market discount or premium, in the amounts of $16,306 and $10,610, respectively. For the three months ended December 31, 2012 and 2011, the Company received loan origination fees of $3,734 and $3,904, respectively. These loan origination fees are capitalized and amortized or accreted over the life of the loan as interest income.

For investments with contractual PIK interest, which represents contractual interest accrued and added to the principal balance that generally becomes due at maturity, the Company will not accrue PIK interest if the portfolio company valuation indicates that the PIK interest is not collectible. For the three months ended December 31, 2012 and 2011, the Company capitalized $1,037 and $287, respectively, of PIK interest into the principal balance. For the three months ended December 31, 2012 and 2011, the Company received PIK payments in cash of $332 and $102, respectively.

Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies. For the three months ended December 31, 2012 and 2011, the Company recorded dividend income of $267 and $377, respectively.

Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the cost basis of investment, without regard to unrealized gains or losses previously recognized. The Company reports current period changes in fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation (depreciation) on investments in the consolidated statements of operations.

Non-accrual loans:  A loan may be left on accrual status during the period the Company is pursuing repayment of the loan. Management reviews all loans that become 90 days or more past due on principal and interest, or when there is reasonable doubt that principal or interest will be collected, for possible placement on non-accrual status. When a loan is placed on non-accrual status, unpaid interest credited to income is reversed. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Accounting Policies and Recent Accounting Updates  – (continued)

due principal and interest is paid and, in management’s judgment, are likely to remain current. The total fair value of non-accrual loans was $2,493 and $3,222 as of December 31, 2012 and September 30, 2012, respectively.

Income taxes:  The Company has elected to be treated as a RIC under Subchapter M of the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Company is required to meet certain source of income and asset diversification requirements and timely distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code, for each year. The Company has made, and intends to continue to make, the requisite distributions to its stockholders, which will generally relieve the Company from U.S. federal income taxes with respect to all income distributed to its stockholders.

Depending on the level of taxable income earned in a tax year, the Company may choose to retain taxable income in excess of current year dividend distributions into the next tax year in an amount less than what would trigger payments of federal income tax under subchapter M of the Code. The Company would then pay a 4% excise tax on such income, as required. To the extent that the Company determines that its estimated current year annual taxable income may exceed estimated current year dividend distributions, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned. For the three months ended December 31, 2012 and 2011, no amount was recorded for U.S. federal excise tax.

The Company accounts for income taxes in conformity with ASC Topic 740 — Income Taxes. ASC Topic 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC Topic 740 requires the evaluation of tax positions taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. It is the Company’s policy to recognize accrued interest and penalties related to uncertain tax benefits in income tax expense. There were no material uncertain income tax positions through December 31, 2012. The 2009, 2010 and 2011 tax years remain subject to examination by U.S. federal and most state tax authorities.

Dividends and distributions:  Dividends and distributions to common stockholders are recorded on the declaration date. The amount to be paid out as a dividend or distribution is determined by the Board each quarter and is generally based upon the earnings estimated by management. Net realized capital gains, if any, are distributed at least annually, although the Company may decide to retain such capital gains for investment.

The Company has adopted a dividend reinvestment plan (“DRIP”) that provides for reinvestment of any distributions the Company declares in cash on behalf of its stockholders, unless a stockholder elects to receive cash. As a result, if the Board authorizes and the Company declares a cash distribution, then stockholders who have not “opted out” of the DRIP will have their cash distribution automatically reinvested in additional shares of the Company’s common stock, rather than receiving the cash dividend. The Company may use newly issued shares under the guidelines of the DRIP (if the Company’s shares are trading at a premium to net asset value), or the Company may purchase shares in the open market in connection with the obligations under the plan. In particular, if the Company’s shares are trading at a significant discount to net asset value and the Company is otherwise permitted under applicable law to purchase such shares, the Company intends to purchase shares in the open market in connection with any obligations under the DRIP.

In the event the market price per share of the Company’s common stock on the date of a distribution exceeds the most recently computed net asset value per share of the common stock, the Company will issue shares of common stock to participants in the DRIP at the greater of the most recently computed net asset value per share of common stock or 95% of the current market price per share of common stock (or such lesser discount to the current market price per share that still exceeds the most recently computed net asset value per share of common stock).

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Accounting Policies and Recent Accounting Updates  – (continued)

Deferred financing costs:  Deferred financing costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. As of December 31, 2012 and September 30, 2012, the Company had deferred financing costs of $6,373 and $5,898, respectively. These amounts are amortized and included in interest expense in the consolidated statements of operations over the estimated average life of the borrowings. Amortization expense for the three months ended December 31, 2012 and 2011 was $366 and $340, respectively.

Deferred offering costs:  Deferred offering costs consist of fees paid in relation to legal, accounting, regulatory and printing work completed in preparation of equity offerings. Deferred offering costs are charged against the proceeds from equity offerings when received. As of December 31, 2012 and September 30, 2012, deferred offering costs, which are included in other assets on the consolidated statements of financial condition, were $252 and $130, respectively.

Note 3. Related Party Transactions

Investment Advisory Agreement:  On April 14, 2010, GBDC entered into the Investment Advisory Agreement with the Investment Adviser, under which the Investment Adviser manages the day-to-day operations of, and provides investment advisory services to, GBDC. The Investment Advisory Agreement was subsequently amended on July 16, 2010. The Board most recently reapproved the Investment Advisory Agreement on February 5, 2013. The Investment Adviser is a registered investment adviser with the Securities and Exchange Commission (the “SEC”).

The Investment Adviser also sponsors or manages, and may in the future sponsor or manage, other investment funds, accounts or investment vehicles, together referred to as accounts, that have investment mandates that are similar, in whole and in part, with the Company. The Investment Adviser and its affiliates may determine that an investment is appropriate for the Company and for one or more of those other accounts. In such event, depending on the availability of such investment and other appropriate factors, and pursuant to the Investment Adviser’s allocation policy, the Investment Adviser or its affiliates may determine that the Company should invest side-by-side with one or more other accounts. The Company does not intend to make any investments if they are not permitted by applicable law and interpretive positions of the SEC and its staff, or if they are inconsistent with the Investment Adviser’s allocation procedures.

The Investment Adviser receives fees for providing services, consisting of two components, a base management fee and an Incentive Fee (as defined below).

The base management fee is calculated at an annual rate equal to 1.375% of average adjusted gross assets at the end of the two most recently completed calendar quarters (including assets purchased with borrowed funds and securitization-related assets, leverage, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian but adjusted to exclude cash and cash equivalents so that investors do not pay the base management fee on such assets) and is payable quarterly in arrears. Such amount is adjusted, based on the actual number of days elapsed relative to the total number of days in such calendar quarter, for any share issuances or repurchases during such calendar quarter. For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within 270 days of purchase (which is different than the GAAP definition, which defines cash equivalents as U.S. government securities and commercial paper instruments maturing within 90 days of purchase). To the extent that the Investment Adviser or any of its affiliates provides investment advisory, collateral management or other similar services to a subsidiary of the Company, the base management fee will be reduced by an amount equal to the product of (1) the total fees paid to the Investment Adviser by such subsidiary for such services and (2) the percentage of such subsidiary’s total equity, including membership interests and any class of notes not exclusively held by one or more third parties, that is owned, directly or indirectly, by the Company.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions  – (continued)

The Company has structured the calculation of the Incentive Fee to include a fee limitation such that an Incentive Fee for any quarter can only be paid to the Investment Adviser if, after such payment, the cumulative Incentive Fees paid to the Investment Adviser since April 13, 2010, the effective date of the Company’s election to become a BDC, would be less than or equal to 20.0% of the Company’s Cumulative Pre-Incentive Fee Net Income (as defined below).

The Company accomplishes this limitation by subjecting each quarterly Incentive Fee payable under the Income and Capital Gain Incentive Fee Calculation (as defined below) to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap in any quarter is equal to the difference between (a) 20.0% of Cumulative Pre-Incentive Fee Net Income and (b) cumulative Incentive Fees of any kind paid to the Investment Adviser by GBDC since April 13, 2010. To the extent the Incentive Fee Cap is zero or a negative value in any quarter, no Incentive Fee would be payable in that quarter. “Cumulative Pre-Incentive Fee Net Income” is equal to the sum of (a) Pre-Incentive Fee Net Investment Income (as defined below) for each period since April 13, 2010 and (b) cumulative aggregate realized capital gains, cumulative aggregate realized capital losses, cumulative aggregate unrealized capital depreciation and cumulative aggregate unrealized capital appreciation since April 13, 2010.

“Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the calendar quarter (including the base management fee, taxes, any expenses payable under the Investment Advisory Agreement and an administration agreement (the “Administration Agreement”) with GC Service Company, LLC (including, as the context may require, Golub Capital LLC, after the assignment of the Administration Agreement to Golub Capital LLC on February 5, 2013, the “Administrator”), any expenses of securitizations and any interest expense and dividends paid on any outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities, accrued income that the Company has not yet received in cash.

Incentive Fees are calculated and payable quarterly in arrears (or, upon termination of the Investment Advisory Agreement, as of the termination date).

The income and capital gains incentive fee calculation (the “Income and Capital Gain Incentive Fee Calculation”) has two parts, the income component (the “Income Incentive Fee”) and the capital gains component (the “Capital Gain Incentive Fee” and, together with the Income Incentive Fee, the “Incentive Fee”). The Income Incentive Fee is calculated quarterly in arrears based on the Company’s Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter. As described in Note 7 — Derivative Instruments, in June 2011, the Company entered into a total return swap (the “TRS”) with Citibank, N.A. (“Citibank”) for the purpose of gaining economic exposure to a portfolio of broadly syndicated loans. The TRS was subsequently terminated on April 11, 2012. For purposes of the computation of the Incentive Fee, the Company:

•	treated the interest spread, which represents the difference between the interest and fees received on the reference assets underlying the TRS and the interest paid to Citibank on the settled notional value of the TRS, as part of the Income Incentive Fee; and
•	treated the realized gains and losses on the sale or maturity of reference assets underlying the TRS and futures contracts as part of the Capital Gain Incentive Fee.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions  – (continued)

For the periods ending on or prior to September 30, 2011, the Company had included interest spread payments from the TRS in the Capital Gain Incentive Fee as this is consistent with GAAP, which records such payments in net realized gains/(losses) on derivative instruments in the consolidated statement of operations. However, the Company changed its methodology in the first quarter of fiscal year 2012 pursuant to discussions with the staff of the SEC, resulting in the TRS interest spread payments being included in the Income Incentive Fee.

For the three months ended December 31, 2011, including the interest spread payments from the TRS in the Income Incentive Fee caused an increase in the Incentive Fee by $647 as the Company was in the “catch-up” provision as described below. Upon reviewing the Income and Capital Gain Incentive Fee Calculation and the treatment of the interest spread payments from the TRS, the Investment Adviser irrevocably waived the incremental portion of the Incentive Fee attributable from the TRS interest spread payments for the three months ended December 31, 2011. For the three months ended December 31, 2011, after taking into account the waiver by the Investment Adviser, the Income Incentive Fee was $909, rather than $1,556.

For the three months ended December 31, 2012 the Income Incentive Fee was $2,394.

Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the Income Incentive Fee, it is possible that an Incentive Fee may be calculated under this formula with respect to a period in which the Company has incurred a loss. For example, if the Company receives Pre-Incentive Fee Net Investment Income in excess of the hurdle rate (as defined below) for a calendar quarter, the Income Incentive Fee will result in a positive value and an Incentive Fee will be paid unless the payment of such Incentive Fee would cause the Company to pay Incentive Fees on a cumulative basis that exceed 20.0% of Cumulative Pre-Incentive Fee Net Investment Income. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Company’s net assets (defined as total assets less indebtedness and before taking into account any Incentive Fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 2.0% quarterly. If market interest rates rise, the Company may be able to invest funds in debt instruments that provide for a higher return, which would increase Pre-Incentive Fee Net Investment Income and make it easier for the Investment Adviser to surpass the fixed hurdle rate and receive an Incentive Fee based on such net investment income. The Company’s Pre-Incentive Fee Net Investment Income used to calculate this part of the Incentive Fee is also included in the amount of its total assets (excluding cash and cash equivalents but including assets purchased with borrowed funds and securitization-related assets, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian) used to calculate the 1.375% base management fee annual rate.

The Company calculates the Income Incentive Fee with respect to its Pre-Incentive Fee Net Investment Income quarterly, in arrears, as follows:

•	Zero in any calendar quarter in which the Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate;
•	100% of the Company’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. This portion of the Company’s Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than 2.5%) is referred to as the “catch-up” provision. The catch-up is meant to provide the Investment Adviser with 20.0% of the Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply if this net investment income exceeds 2.5% in any calendar quarter; and
•	20.0% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any calendar quarter.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions  – (continued)

The sum of these calculations yields the “Income Incentive Fee”. This amount is appropriately adjusted for any share issuances or repurchases during the quarter.

The Capital Gain Incentive Fee equals (a) 20.0% of the Company’s Capital Gain Incentive Fee Base (as defined below), if any, calculated in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), which commenced with the calendar year ending December 31, 2010, less (b) the aggregate amount of any previously paid Capital Gain Incentive Fees. The Company’s “Capital Gain Incentive Fee Base” equals the sum of (1) realized capital gains, if any, on a cumulative positive basis from the date the Company elected to become a BDC through the end of each calendar year, (2) all realized capital losses on a cumulative basis and (3) all unrealized capital depreciation on a cumulative basis.

•	The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in the Company’s portfolio when sold is less than (b) the accreted or amortized cost base of such investment.
•	The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in the Company’s portfolio when sold and (b) the accreted or amortized cost basis of such investment.
•	The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company’s portfolio as of the applicable Capital Gain Incentive Fee calculation date and (b) the accreted or amortized cost basis of such investment.

The Company accrues the Capital Gain Incentive Fee if, on a cumulative basis, the sum of net realized gains and (losses) plus net unrealized appreciation and (depreciation) is positive. The Capital Gain Incentive Fee is calculated on a cumulative basis from April 13, 2012 through the end of each calendar year. For the three months ended December 31, 2012 and 2011, the Capital Gain Incentive Fee was zero.

The sum of the Income Incentive Fee and the Capital Gain Incentive Fee is the “Incentive Fee.”

As described above, the Incentive Fee will not be paid at any time if, after such payment, the cumulative Incentive Fees paid to date would be greater than 20.0% of the Company’s Cumulative Pre-Incentive Fee Net Investment Income since the effective date of the Company’s election to be treated as a BDC. Such amount, less any Incentive Fees previously paid, is referred to as the “Incentive Fee Cap.” If, for any relevant period, the Incentive Fee Cap calculation results in the Company paying less than the amount of the Incentive Fee calculated above, then the difference between the Incentive Fee and the Incentive Fee Cap will not be paid by GBDC and will not be received by the Investment Adviser as an Incentive Fee either at the end of such relevant period or at the end of any future period.

Administration Agreement:  GBDC has also entered into the Administration Agreement. Under the Administration Agreement, the Administrator furnishes GBDC with office facilities and equipment, provides GBDC with clerical, bookkeeping and record keeping services at such facilities and provides GBDC with other administrative services as the Administrator, subject to review by the Board, determines necessary to conduct GBDC’s day-to-day operations. GBDC reimburses the Administrator the allocable portion (subject to the review and approval of the Board) of overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, fees and expenses associated with performing compliance functions and GBDC’s allocable portion of the cost of its chief financial officer and chief compliance officer and their respective staffs. As permitted by the Administration Agreement, beginning January 1, 2012, the Administrator began charging the allocable portion of the cost of the Company’s chief compliance officer and chief financial officer and their respective staffs to the Company. The Board reviews such expenses to determine that these expenses are reasonable and comparable to administrative services charged by unaffiliated third party asset managers. Under the Administration Agreement, the Administrator

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions  – (continued)

also provides on the Company’s behalf significant managerial assistance to those portfolio companies to which GBDC is required to provide such assistance and will be paid an additional amount based on the cost of the services provided, not to exceed the amount GBDC receives from such portfolio companies.

Included in accounts payable and accrued expenses is $548 and $507 as of December 31, 2012 and September 30, 2012, respectively, for accrued allocated shared services under the Administration Agreement. The administrative service fee expense under the Administration Agreement for the three months ended December 31, 2012 and 2011 was $548 and $262, respectively.

Other related party transactions:  The Investment Manager pays for certain unaffiliated third-party expenses incurred by the Company. Such expenses include postage, printing, office supplies and rating agency fees. These expenses are not marked-up and represent the same amount the Company would have paid had the Company paid the expenses directly. These expenses are subsequently reimbursed in cash.

Total expenses reimbursed to the Investment Manager during the three months ended December 31, 2012 and 2011 were zero and $106, respectively.

As of December 31, 2012 and September 30, 2012, included in accounts payable and accrued expenses were $330 and $40, respectively, for accrued expenses paid on behalf of the Company by the Investment Manager.

Note 4. Investments

Investments consisted of the following:

	December 31, 2012			September 30, 2012
	Par	Cost	Fair Value	Par	Cost	Fair Value
Senior secured	$255,248	$250,874	$248,890	$280,579	$275,736	$273,989
One stop	366,734	360,274	363,560	267,393	262,876	265,705
Second lien(1)	81,917	79,950	81,446	44,856	43,348	44,367
Subordinated debt	51,846	51,099	49,607	68,859	67,815	67,424
Equity	N/A	23,429	24,839	N/A	20,066	21,425
Total	$755,745	$765,626	$768,342	$661,687	$669,841	$672,910

(1)	Second lien loans include loans structured as first lien last out term loans.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments  – (continued)

The Company has invested in portfolio companies located in the United States and in Canada. The following tables show the portfolio composition by geographic region at cost and fair value as a percentage of total investments in portfolio companies. The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business.

	December 31, 2012		September 30, 2012
Cost:
United States
Mid-Atlantic	$121,209	15.8%	$76,509	11.5%
Midwest	171,245	22.4	152,119	22.7
West	113,031	14.8	120,228	17.9
Southeast	210,675	27.5	178,316	26.6
Southwest	95,402	12.5	84,424	12.6
Northeast	50,658	6.6	54,927	8.2
Canada	3,406	0.4	3,318	0.5
Total	$765,626	100.0%	$669,841	100.0%
Fair Value:
United States
Mid-Atlantic	$119,083	15.5%	$72,671	10.8%
Midwest	171,566	22.3	152,527	22.6
West	113,365	14.8	122,371	18.2
Southeast	214,392	27.9	181,398	27.0
Southwest	96,746	12.6	85,633	12.7
Northeast	52,305	6.8	56,367	8.4
Canada	885	0.1	1,943	0.3
Total	$768,342	100.0%	$672,910	100.0%

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments  – (continued)

The industry compositions of the portfolio at fair value, excluding derivative instruments, were as follows:

	December 31, 2012		September 30, 2012
Cost:
Aerospace and Defense	$18,075	2.4%	$8,715	1.3%
Automobile	26,250	3.4	23,199	3.5
Banking	1,355	0.2	1,329	0.2
Beverage, Food and Tobacco	51,528	6.7	49,685	7.4
Broadcasting and Entertainment	—	—	3,969	0.6
Buildings and Real Estate	7,663	1.0	7,391	1.1
Cargo Transport	9,310	1.2	1,667	0.2
Chemicals, Plastics and Rubber	6,154	0.8	8,920	1.3
Containers, Packaging and Glass	3,687	0.5	4,451	0.7
Diversified Conglomerate Manufacturing	37,909	5.0	40,923	6.1
Diversified Conglomerate Service	94,716	12.4	74,781	11.2
Diversified Natural Resources, Precious Metals and Minerals	4,307	0.6	4,482	0.7
Electronics	62,518	8.2	63,142	9.4
Farming and Agriculture	2,745	0.4	2,782	0.4
Finance	31,317	4.1	14,363	2.2
Healthcare, Education and Childcare	129,710	16.9	124,758	18.6
Home and Office Furnishings, Housewares and Durable Consumer	7,238	0.9	6,230	0.9
Insurance	9,769	1.3	—	—
Leisure, Amusement, Motion Pictures and Entertainment	43,912	5.7	39,659	5.9
Mining, Steel, Iron and Non-Precious Metals	6,499	0.8	8,737	1.3
Personal and Non-Durable Consumer Products	27,357	3.6	20,509	3.1
Personal, Food and Miscellaneous Services	46,095	6.0	12,427	1.9
Personal Transportation	13,868	1.8	44,159	6.6
Printing and Publishing	12,177	1.6	12,323	1.8
Retail Stores	104,345	13.6	83,165	12.4
Telecommunications	2,159	0.3	2,984	0.4
Utilities	4,963	0.6	5,091	0.8
Total	$765,626	100.0%	$669,841	100.0%
Fair Value:
Aerospace and Defense	$18,428	2.4%	$8,969	1.3%
Automobile	26,616	3.4	23,567	3.5
Banking	414	0.1	521	0.1
Beverage, Food and Tobacco	52,936	6.9	50,686	7.5
Broadcasting and Entertainment	—	—	3,992	0.6
Buildings and Real Estate	6,010	0.8	6,266	0.9
Cargo Transport	9,590	1.2	1,686	0.3
Chemicals, Plastics and Rubber	6,299	0.8	9,070	1.3
Containers, Packaging and Glass	3,718	0.5	4,508	0.7
Diversified Conglomerate Manufacturing	38,326	5.0	41,583	6.2
Diversified Conglomerate Service	96,202	12.5	76,002	11.3
Diversified Natural Resources, Precious Metals and Minerals	4,401	0.5	4,593	0.7
Electronics	63,174	8.2	64,398	9.6
Farming and Agriculture	2,774	0.3	2,814	0.4
Finance	29,049	3.8	10,779	1.6
Healthcare, Education and Childcare	131,826	17.2	126,518	18.8
Home and Office Furnishings, Housewares and Durable Consumer	6,952	0.9	6,138	0.9
Insurance	9,837	1.3	—	—
Leisure, Amusement, Motion Pictures and Entertainment	41,557	5.4	38,925	5.8
Mining, Steel, Iron and Non-Precious Metals	6,497	0.8	8,845	1.3
Personal and Non-Durable Consumer Products	27,488	3.6	20,383	3.0
Personal, Food and Miscellaneous Services	46,807	6.1	44,746	6.6
Personal Transportation	14,246	1.9	12,652	1.9
Printing and Publishing	12,066	1.6	12,435	1.8
Retail Stores	105,913	13.8	84,637	12.6
Telecommunications	2,186	0.3	3,033	0.5
Utilities	5,030	0.7	5,164	0.8
Total	$768,342	100.0%	$672,910	100.0%

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements

The Company follows ASC Topic 820 for measuring fair value. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the assets or liabilities or market and the assets’ or liabilities’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Assets and liabilities are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the asset or liability as of the measurement date. The three levels are defined as follows:

Level 1:  Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2:  Inputs include quoted prices for similar assets or liabilities in active markets and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the assets or liabilities.

Level 3:  Inputs include significant unobservable inputs for the assets or liabilities and include situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value are based upon the best information available and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the categorization of an asset or a liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The Company assesses the levels of investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfers. There were no transfers among level 1, 2 and 3 of the fair value hierarchy for investments during the three months ended December 31, 2012 and 2011. The following section describes the valuation techniques used by the Company to measure different assets and liabilities at fair value and includes the level within the fair value hierarchy in which the assets and liabilities are categorized.

Level 1 assets and liabilities are valued using quoted market prices. Level 2 assets and liabilities are valued using market consensus prices that are corroborated by observable market data and quoted market prices for similar assets and liabilities. Level 3 assets and liabilities are valued at fair value as determined in good faith by the Board, based on input of management, the audit committee and independent valuation firms that have been engaged at the direction of the Board to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing twelve-month period under a valuation policy and a consistently applied valuation process. This valuation process is conducted at the end of each fiscal quarter, with approximately 25% (based on fair value) of the Company’s valuation of debt and equity securities without readily available market quotations subject to review by an independent valuation firm. All assets (other than cash and cash equivalents) and liabilities as of December 31, 2012 and September 30, 2012 were valued using Level 3 inputs of the fair value hierarchy.

When valuing Level 3 debt and equity investments, the Company may take into account the following factors, where relevant, in determining the fair value of the investments: the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons to publicly traded securities, changes in the interest rate environment and the credit markets generally that

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements  – (continued)

may affect the price at which similar investments may be made and other relevant factors. In addition, for certain debt and equity investments, the Company may base its valuation on indicative bid and ask prices provided by an independent third party pricing service. Bid prices reflect the highest price that the Company and others may be willing to pay. Ask prices represent the lowest price that the Company and others may be willing to accept for an investment. The Company generally uses the midpoint of the bid/ask range as its best estimate of fair value of such investment.

Fair value of the Company’s debt is estimated by discounting remaining payments using applicable market rates or market quotes for similar instruments at the measurement date, if available.

ASC Topic 820 requires disclosure of the fair value of financial instruments for which it is practical to estimate such value. As a result, with the exception of the line item titled “debt” which is reported at cost, all assets and liabilities approximate fair value on the consolidated statements of financial condition due to their short maturity.

Due to the inherent uncertainty of determining the fair value of Level 3 assets and liabilities that do not have a readily available market value, the fair value of the assets and liabilities may differ significantly from the values that would have been used had a ready market existed for such assets and liabilities and may differ materially from the values that may ultimately be received or settled. Further, such assets and liabilities are generally subject to legal and other restrictions or otherwise are less liquid than publicly traded instruments. If the Company were required to liquidate a portfolio investment in a forced or liquidation sale, the Company may realize significantly less than the value at which such investment had previously been recorded.

The Company’s investments and borrowings are subject to market risk. Market risk is the potential for changes in the value due to market changes. Market risk is directly impacted by the volatility and liquidity in the markets in which the investments and borrowings are traded.

The following table presents fair value measurements of the Company’s investments and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

As of December 31, 2012:	Fair Value Measurements Using
Description	Level 1	Level 2	Level 3	Total
Assets:
Debt investments(1)	$—	$—	$743,503	$743,503
Equity investments(1)	—	—	24,839	24,839
	$—	$—	$768,342	$768,342

As of September 30, 2012:	Fair Value Measurements Using
Description	Level 1	Level 2	Level 3	Total
Assets:
Debt investments(1)	$—	$—	$651,485	$651,485
Equity investments(1)	—	—	21,425	21,425
	$—	$—	$672,910	$672,910

(1) Refer to the consolidated schedules of investments for further details.

The net change in unrealized appreciation (depreciation) for the three months ended December 31, 2012 and 2011 reported within the net change in unrealized appreciation (depreciation) on investments and the net change in unrealized appreciation (depreciation) on derivative instruments in the Company’s consolidated statements of operation attributable to the Company’s Level 3 assets held as of December 31, 2012 and 2011 was $1,719 and $(5,821), respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements  – (continued)

The following table presents the changes in investments measured at fair value using Level 3 inputs for the three months ended December 31, 2012:

	Three months ended December 31, 2012
	Debt Investments	Equity Investments	Total
Fair value, beginning of period	$651,485	$21,425	$672,910
Net change in unrealized (depreciation) appreciation on investments	(401)	48	(353)
Realized gain on investments	55	39	94
Fundings of revolving loans, net	2,828	—	2,828
Fundings of investments	231,738	3,589	235,327
PIK interest	705	—	705
Proceeds from principal payments and sales of portfolio investments	(145,347)	(262)	(145,609)
Amortization of discount and premium	2,440	—	2,440
Fair value, end of period	$743,503	$24,839	$768,342

The following table presents the changes in investments and derivatives measured at fair value using Level 3 inputs for the three months ended December 31, 2011:

	Three months ended December 31, 2011
	Debt Investments	Equity Investments	Derivative instruments(1)	Total
Fair value, beginning of period	$450,437	$9,390	$(1,845)	$457,982
Net change in unrealized appreciation (depreciation) on investments and derivative instruments	517	(174)	1,455	1,798
Realized (loss) gain on investments and derivative instruments	(2,115)	—	636	(1,479)
Fundings of revolving loans, net	1,231	—	—	1,231
Fundings of investments	139,722	4,824	—	144,546
Proceeds from principal payments and sales of portfolio investments	(42,876)	—	—	(42,876)
Proceeds from derivative instruments(1)	—	—	(636)	(636)
Amortization of discount and premium	1,090	—	—	1,090
Fair value, end of period	$548,006	$14,040	$(390)	$561,656

(1) Refer to Note 7 for additional disclosures.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements  – (continued)

The following table presents quantitative information about the significant unobservable inputs of the Company’s level 3 investments as of December 31, 2012:

Quantitative information about Level 3 Fair Value Measurements
	Fair value at December 31, 2012	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Senior secured loans(1)(2)	$205,839	Market comparable companies	EBITDA multiples	5.2x – 13.6x (8.9x)
		Market rate approach	Market interest rate	5.7% – 16.5% (7.7%)
One stop loans	$363,560	Market comparable companies	EBITDA multiples	4.5x – 14.7x (9.2x)
		Market rate approach	Market interest rate	7.0% – 22.5% (9.2%)
Subordinated and second lien loans(3)(4)	$110,417	Market comparable companies	EBITDA multiples	7.0x – 16.5x (9.3x)
		Market rate approach	Market interest rate	8.0% – 21.0% (12.5%)
Equity securities	$24,839	Market comparable companies	EBITDA multiples	5.5x – 14.7x (9.4x)

(1)	Excludes $39,066 of loans at fair value, which the Company valued using indicative bid and ask prices provided by an independent third party pricing service.
(2)	Excludes $3,985 of loans at fair value. These loans were valued using only EBITDA multiples or on a liquidation basis.
(3)	Excludes $20,214 of loans at fair value, which the Company valued using indicative bid and ask prices provided by an independent third party pricing service.
(4)	Excludes $422 of non-accrual loans at fair value. These loans were valued using only EBITDA multiples or on a liquidation basis.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements  – (continued)

The following table presents quantitative information about the significant unobservable inputs of the Company’s level 3 investments as of September 30, 2012:

Quantitative information about Level 3 Fair Value Measurements
	Fair value at September 30, 2012	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Senior secured loans(1)(2)	$216,063	Market comparable companies	EBITDA multiples	4.5x – 14.5x (8.5x)
		Market rate approach	Market interest rate	2.7% – 28.0% (7.9%)
One stop loans	$265,705	Market comparable companies	EBITDA multiples	4.7x – 14.5x (8.9x)
		Market rate approach	Market interest rate	5.2% – 23.0% (8.9%)
Subordinated and second lien loans(3)(4)	$97,946	Market comparable companies	EBITDA multiples	7.0x – 11.0x (8.4x)
		Market rate approach	Market interest rate	8.0% – 21.0% (12.8%)
Equity securities	$21,425	Market comparable companies	EBITDA multiples	4.5x – 14.5x (9.0x)

(1)	Excludes $56,058 of loans at fair value, which the Company valued using indicative bid and ask prices provided by an independent third party pricing service.
(2)	Excludes $1,868 of loans at fair value. These loans were valued on a liquidation basis.
(3)	Excludes $12,151 of loans at fair value, which the Company valued using indicative bid and ask prices provided by an independent third party pricing service.
(4)	Excludes $1,694 of non-accrual loans at fair value. These loans were valued on a liquidation basis.

The above tables are not intended to be all-inclusive, but rather to provide information on significant unobservable inputs and valuation techniques used by the Company.

The significant unobservable inputs used in the fair value measurement of the Company’s debt and equity securities are earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples and market interest rates. The Company uses EBITDA multiples on its loans and equity securities to determine any credit gains or losses. Significant increases or decreases in either of these inputs in isolation would result in a significantly lower or higher fair value measurement. The Company uses market interest rates for loans to determine if the effective yield on a loan is commensurate with the market yields for that type of loan. If a loan’s effective yield is significantly less than the market yield for a similar loan with a similar credit profile, then the resulting fair value of the loan may be lower.

The following are the carrying values and fair values of the Company’s debt liabilities as of December 31, 2012 and September 30, 2012. Fair value is estimated by discounting remaining payments using applicable market rates or market quotes for similar instruments at the measurement date, if available.

	As of December 31, 2012		As of September 30, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt	$400,450	$405,918	$352,300	$358,046

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings

In accordance with the 1940 Act, with certain limited exceptions, the Company is only allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 200% after such borrowing. On September 13, 2011, the Company received exemptive relief from the SEC allowing it to modify the asset coverage requirement to exclude the SBA debentures from this calculation. As such, the Company’s ratio of total consolidated assets to outstanding indebtedness may be less than 200%. This provides the Company with increased investment flexibility but also increases its risks related to leverage. As of December 31, 2012, the Company’s asset coverage for borrowed amounts was 257.4%.

Debt Securitization:  On July 16, 2010, the Company completed a $300,000 term debt securitization (“Debt Securitization”). The notes (“Notes”) offered in the Debt Securitization were issued by Golub Capital BDC 2010-1 LLC (the “Issuer”), a subsidiary of Golub Capital BDC 2010-1 Holdings LLC (“Holdings”), a direct subsidiary of the Company, and the Class A Notes and Class B Notes are secured by the assets held by the Issuer. The Debt Securitization was executed through a private placement of $174,000 of Aaa/AAA Class A Notes of the Issuer which bear interest at three-month LIBOR plus 2.40%. The $10,000 face amount of Class B Notes bears interest at a rate of three-month LIBOR plus 2.40%, and the $116,000 face amount of Subordinated Notes does not bear interest. The Class A Notes are included in the December 31, 2012 and September 30, 2012 consolidated statements of financial condition. In partial consideration for the loans transferred to the Issuer as part of the Debt Securitization, Holdings retained all of the Class B and Subordinated Notes totaling $10,000 and $116,000, respectively, and all of the membership interests in the Issuer, which Holdings initially purchased for two hundred and fifty dollars.

During a period of up to three years from the closing date (which may be extended for two additional years, upon satisfaction of certain conditions), all principal collections received on the underlying collateral may be used by the Issuer to purchase new collateral under the direction of the Investment Adviser in its capacity as collateral manager of the Issuer and in accordance with the Company’s investment strategy, allowing the Company to maintain the initial leverage in the Debt Securitization for such three-year period. The Notes are scheduled to mature on July 20, 2021.

The proceeds of the private placement of the Notes, net of expenses, were used to repay and terminate the Company’s prior credit facility, which was a $300,000 credit facility entered into on July 27, 2007. As part of the Debt Securitization, the Company entered into a master loan sale agreement with Holdings and the Issuer under which the Company agreed to sell or contribute certain senior secured and second lien loans (or participation interests therein) to Holdings, and Holdings agreed to sell or contribute such loans (or participation interests therein) to the Issuer and to purchase or otherwise acquire subordinated notes issued by the Issuer. The Notes are the secured obligations of the Issuer, and an indenture governing the Notes includes customary covenants and events of default.

The Investment Adviser serves as collateral manager to the Issuer under a collateral management agreement and receives a fee for providing these services. As a result, the Company has amended and restated its Investment Advisory Agreement to provide that the base management fee payable under such agreement is reduced by an amount equal to the total fees that are paid to the Investment Adviser by the Issuer for rendering such collateral management services.

As of December 31, 2012 and September 30, 2012, there were 84 and 81 portfolio companies with a total fair value of $297,673 and $290,097, respectively, securing the Notes. The pool of loans in the Debt Securitization must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.

The interest charged under the Debt Securitization is based on three-month LIBOR, which as of December 31, 2012 was 0.3%. For the three months ended December 31, 2012, the effective average interest rate, which includes amortization of debt issuance costs on the Debt Securitization, was 3.2%, interest expense was $1,223 and cash paid for interest was $1,298. For the three months ended December 31, 2011, the effective

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings  – (continued)

average interest rate, which includes amortization of debt issuance costs on the Debt Securitization, was 3.2%, interest expense was $1,235 and cash paid for interest was $1,178.

The classes, amounts, ratings and interest rates (expressed as a spread to LIBOR) of the Class A Notes are as follows:

Description	Class A Notes
Type	Senior Secured Floating Rate
Amount Outstanding	$174,000
Moody's Rating	“Aaa”
S&P Rating	“AAA”
Interest Rate	LIBOR + 2.40%
Stated Maturity	July 20, 2021

SBA Debentures:  On August 24, 2010, GC SBIC IV, L.P. (“SBIC IV”), a wholly owned subsidiary of the Company, received approval for a license from the SBA to operate as an SBIC. On December 5, 2012, GC SBIC V, L.P. (“SBIC V”), a wholly owned subsidiary of the Company, received a license from the SBA to operate as an SBIC. SBICs are subject to a variety of regulations and oversight by the SBA concerning the size and nature of the companies in which they may invest as well as the structures of those investments.

The licenses allow the Company’s SBICs to obtain leverage by issuing SBA-guaranteed debentures, subject to issuance of a capital commitment by the SBA and customary procedures. These debentures are non-recourse to the Company, have interest payable semiannually and a ten-year maturity. The interest rate is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with ten-year maturities.

Under present SBIC regulations, the maximum amount of SBA-guaranteed debentures that may be issued by multiple licensees under common management is $225,000 and the maximum amount that may be issued by a single SBIC licensee is $150,000. An affiliate of the Investment Adviser manages another SBIC. As of December 31, 2012, the affiliated SBIC licensee had $41,600 of SBA-guaranteed debentures outstanding, while SBIC IV and SBIC V had $135,000 of and no outstanding SBA-guaranteed debentures, respectively, leaving incremental borrowing capacity of $15,000 and $33,400 for SBIC IV and SBIC V, respectively, under present SBIC regulations. As of September 30, 2012, SBIC IV had $123,500 of outstanding SBA-guaranteed debentures. On August 24, 2010, the date SBIC IV received its license from the SBA, the SBA restricted the affiliated SBIC licensee from making new investments. The affiliated SBIC licensee is limited to only making add-on investments in existing portfolio companies.

SBIC IV may borrow up to two times the amount of its regulatory capital, subject to customary regulatory requirements. As of December 31, 2012, the Company had committed and funded $75,000 to SBIC IV and had SBA-guaranteed debentures of $135,000 outstanding which mature between March 2021 and September 2022. The interest rate on $123,500 of outstanding debentures was fixed at an average annualized interest rate of 3.4%. The annualized interim financing rate on the remaining $11,500 of outstanding debentures was 1.5%. For the three months ended December 31, 2012 and 2011, the effective average interest rate, which includes amortization of fees paid on the debentures, was 3.9% and 3.4%, respectively. For the three months ended December 31, 2012 and 2011, interest expense was $1,092 and $627, respectively. There were no interest payments made on SBA debentures during the three months ended December 31, 2012 and 2011.

SBIC V may borrow up to two times the amount of its regulatory capital, subject to customary regulatory requirements including, but not limited to, an examination by the SBA. As of December 31, 2012, the Company had committed $37,500 and funded $10,000 to SBIC V and had no SBA-guaranteed debentures outstanding.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings  – (continued)

Revolving Credit Facility:  On July 21, 2011, Golub Capital BDC Funding LLC (“Funding”), a wholly owned subsidiary of the Company, entered into a senior secured revolving credit facility (as amended, the “Credit Facility”) with Wells Fargo Securities, LLC, as administrative agent, and Wells Fargo Bank, N.A., as lender. In December 2012, the Credit Facility was amended to increase the size of the Credit Facility from $75,000 to $150,000.

The period from the closing date until October 21, 2013 is referred to as the reinvestment period. All amounts outstanding under the Credit Facility are required to be repaid by October 20, 2017. Through the reinvestment period, the Credit Facility bears interest at one-month LIBOR plus 2.25% per annum. After the reinvestment period, the rate will reset to LIBOR plus 2.75% per annum for the remaining term of the Credit Facility. In addition to the stated interest expense on the Credit Facility, the Company is required to pay a fee of 0.50% per annum on any unused portion of the Credit Facility up to $30,000 and 2.00% on any unused portion in excess of $30,000. On January 25, 2013, the Credit Facility was amended to, among other things, amend the fee on the unused portion of the Credit Facility to 0.50% for the period from December 13, 2012 through January 28, 2013. After January 28, 2013, the Credit Facility will pay a fee of 0.50% per annum on any unused portion of the Credit Facility up to $60,000 and 2.00% on any unused portion in excess of $60,000.

The Credit Facility is secured by all of the assets held by Funding, and the Company has pledged its interests in Funding as collateral to Wells Fargo Bank, N.A., as the collateral agent, under an ancillary agreement to secure the obligations of the Company as the transferor and servicer under the Credit Facility. Both the Company and Funding have made customary representations and warranties and are required to comply with various covenants, reporting requirements and other customary requirements for similar credit facilities. Borrowing under the Credit Facility is subject to the leverage restrictions contained in the 1940 Act.

The Company plans to transfer certain loans and debt securities it has originated or acquired from time to time to Funding through a purchase and sale agreement and may cause Funding to originate or acquire loans in the future, consistent with the Company’s investment objectives.

As of December 31, 2012 and September 30, 2012, the Company had outstanding debt under the Credit Facility of $91,450 and $54,800, respectively. For the three months ended December 31, 2012 and 2011, the Company had borrowings on the Credit Facility of $96,150 and $35,517 and repayments on the Credit Facility of $59,500 and zero, respectively. For the three months ended December 31, 2012, the effective average interest rate on outstanding borrowings, which includes amortization of debt financing costs, was 2.8%, interest expense was $229 and cash paid for interest was $249. For the three months ended December 31, 2011, the effective average interest rate on outstanding borrowings, which includes amortization of debt financing costs, was 3.0%, interest expense was $164 and cash paid for interest was $125.

The average total debt outstanding (including the debt under the Debt Securitization, SBA debentures and Credit Facility) for the three months ended December 31, 2012 and 2011 was $338,768 and $273,495, respectively.

For the three months ended December 31, 2012 and 2011, the effective average interest rate on the Company’s total debt outstanding was 3.4% and 3.5%, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings  – (continued)

A summary of the Company’s maturity requirements for borrowings as of December 31, 2012 is as follows:

	Payments Due by Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Debt Securitization	$174,000	$—	$—	$—	$174,000
SBA debentures	135,000	—	—	—	135,000
Credit Facility	91,450	—	—	91,450	—
Total borrowings	$400,450	$—	$—	$91,450	$309,000

Note 7. Derivative Instruments

The Company had sold or terminated all of its derivative instruments as of December 31, 2012. The following table summarizes the fair value and location of the Company’s derivative instruments on the consolidated statements of financial condition as of December 31, 2011:

	Location	December 31, 2011 Fair Value
Futures Contracts	Unrealized depreciation on derivative instruments	$(239)
TRS	Unrealized depreciation on derivative instruments	(390)
Total		$(629)

Realized and unrealized gains and losses on derivative instruments recorded by the Company for the three months ended December 31, 2011 are in the following location on the consolidated statements of operations:

	Location	Realized Gain (Loss)	Location	Unrealized Gain (Loss)
Futures Contracts	Net realized gain (loss) on derivative instruments	$(372)	Net change in unrealized appreciation (depreciation) on derivative instruments	$(98)
TRS	Net realized gain (loss) on derivative instruments	636	Net change in unrealized appreciation (depreciation) on derivative instruments	1,455
		$264		$1,357

Futures contracts:  In September 2012, the Company sold its remaining ten-year U.S. Treasury futures contracts. The Company had entered into the futures contracts to mitigate its exposure to adverse fluctuation in interest rates related to the Company’s SBA debentures. The cash collateral underlying the futures contracts was returned to the Company.

Based on the daily fluctuation of the fair value of the futures contracts, the Company recorded an unrealized gain or loss equal to the daily fluctuation in fair value. Upon maturity or settlement of the futures contracts, the Company realized a gain or loss based on the difference of the fair value of the futures contracts at inception and the fair value of the futures contracts at settlement or maturity. This gain or loss is included on the consolidated statements of operations as net realized gain (loss) on derivative instruments.

For the three months ended December 31, 2011, the realized loss on settlement of futures contracts was $372 and the change in unrealized depreciation related to the futures contracts was $98. As of December 31, 2011, the fair value of the futures contracts was $(239). The total volume of futures contracts that the Company entered into was two hundred and fifty for the three months ended December 31, 2011.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 7. Derivative Instruments  – (continued)

Total return swap termination:  On April 11, 2012, GCMF terminated the TRS that it had entered into with Citibank.

Upon termination, cash collateral of $19,912 that had secured the obligations to Citibank under the TRS was returned to the Company and was used to fund new middle-market debt and equity investments.

GCMF entered into the TRS to gain economic exposure to a portfolio of broadly syndicated loans. Generally, under the terms of a total return swap, one party agrees to make periodic payments to another party based on the change in the market value of the assets referenced by the total return swap, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A total return swap is typically used to obtain exposure to a security or market without owning or taking physical custody of such security or investing directly in such market.

The Company received from Citibank all interest and fees payable in respect of the loans included in the portfolio. The Company paid to Citibank interest at a rate equal to three-month LIBOR plus 1.2% per annum based on the settled notional value of the TRS. Upon termination of the TRS, the Company received from Citibank the net appreciation in the value of the referenced loans. On a quarterly basis, net payment between the Company and Citibank for interest and realized appreciation and depreciation on the portfolio of loans occurs.

The Company acted as the manager of the rights and obligations of GCMF under the TRS.

For GAAP purposes, realized gains and losses on the TRS are composed of any gains or losses on the referenced portfolio of loans as well as the net interest received or owed at the time of the quarterly settlement. For GAAP purposes, unrealized gains and losses on the TRS are composed of the net interest income earned or interest expense owed during the period that was not previously settled as well as the change in fair value of the referenced portfolio of loans.

For the three months ended December 31, 2011, the change in the fair value of the TRS was $1,455. Realized gains on the TRS for the three months ended December 31, 2011 were $636, which consisted of spread interest income of $647 and a realized loss of $11 on the sale of the referenced loans.

Note 8. Commitments and Contingencies

Commitments:  The Company had outstanding commitments to fund investments totaling $59,921 and $56,547 under various undrawn revolvers and other credit facilities as of December 31, 2012 and September 30, 2012, respectively.

Indemnifications:  In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as these involve future claims that may be made against the Company but that have not occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Off-balance sheet risk:  Off-balance sheet risk refers to an unrecorded potential liability that may result in a future obligation or loss, even though it does not appear on the statements of financial condition. The Company has entered and, in the future, may again enter into derivative instruments that contain elements of off-balance sheet market and credit risk. Derivative instruments can be affected by market conditions, such as interest rate volatility, which could impact the fair value of the derivative instruments. If market conditions move against the Company, it may not achieve the anticipated benefits of the derivative instruments and may realize a loss. The Company minimizes market risk through monitoring its investments.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 8. Commitments and Contingencies  – (continued)

Concentration of credit and counterparty risk:  Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company was engaged and, in the future, may engage again in derivative transactions with counterparties. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuers of the instruments. The Company’s maximum loss that it could incur related to counterparty risk on its derivative instruments is the value of the collateral for that respective derivative instrument. It is the Company’s policy to review, as necessary, the credit standing of each counterparty.

Legal proceedings:  In the normal course of business, the Company may be subject to legal and regulatory proceedings that are generally incidental to its ongoing operations. While there can be no assurance of the ultimate disposition of any such proceedings, the Company does not believe any disposition will have a material adverse effect on the Company’s consolidated financial statements.

Note 9. Financial Highlights

The financial highlights for the Company are as follows:

	Three months ended December 31,
	2012	2011
Per share data(1):
Net asset value at beginning of period	$14.60	$14.56
Net increase in net assets as a result of public offering	0.05	—
Dividends and distributions declared	(0.32)	(0.32)
Net investment income	0.34	0.29
Net realized (loss) gain on investments	—	(0.09)
Net realized gain on derivative instruments	—	0.01
Net change in unrealized appreciation (depreciation) on investments	(0.01)	0.02
Net change in unrealized appreciation (depreciation) on derivative instruments	—	0.06
Net asset value at ending of period	$14.66	$14.53
Per share market value at end of period	$15.98	$15.50
Total return based on market value(2)	2.52%	6.53%
Total return based on average net asset value/members' equity*	8.97%	1.93%
Shares outstanding at end of period	28,605,336	21,758,955
Ratios/Supplemental Data:
Ratio of expenses (without incentive fees) to average net assets/members' equity*	6.37%	6.47%
Ratio of incentive fees to average net assets/members' equity*(3)	2.30%	1.13%
Ratio of total expenses to average net assets/members' equity*(3)	8.67%	7.60%
Ratio of net investment income to average net assets/members' equity*	9.22%	7.86%
Net assets at end of period	$419,390	$316,160
Average debt outstanding	$338,768	$273,495
Average debt outstanding per share	$11.84	$12.57
Portfolio turnover*	83.45%	33.77%

*	Annualized for a period less than one year

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 9. Financial Highlights  – (continued)

(1)	Based on actual number of shares outstanding at the end of the corresponding period or the weighted average shares outstanding for the period, unless otherwise noted, as appropriate.
(2)	Total return based on market value assumes dividends are reinvested.
(3)	During the three months ended December 31, 2011, the Investment Adviser irrevocably waived $647 of incentive fees attributable to the TRS. Had the Investment Adviser not waived these fees, the annualized ratio of incentive fees to average net assets and the annualized ratio of total expenses to average net assets would have been 1.93% and 8.40%, respectively, for the three months ended December 31, 2011.

Note 10. Earnings Per Share

The following information sets forth the computation of the net increase in net assets per share resulting from operations for the three months ended December 31, 2012 and 2011:

	Three months ended December 31,
	2012	2011
Earnings available to stockholders	$9,319	$6,191
Basic and diluted weighted average shares outstanding	27,933,613	21,734,720
Basic and diluted earnings per share	$0.33	$0.28

Note 11. Dividends and Distributions

The Company’s dividends and distributions are recorded on the record date. The following table summarizes the Company’s dividend declarations and distributions during the three months ended December 31, 2012 and 2011:

Date Declared	Record Date	Payment Date	Amount Per Share	Cash Distribution	DRIP Shares Issued	DRIP Shares Value
Three months ended December 31, 2012
11/27/2012	12/14/2012	12/28/2012	$0.32	$8,804	23,115	$342
Three months ended December 31, 2011
12/7/2011	12/19/2011	12/29/2011	$0.32	$6,580	25,052	$375

Note 12. Subsequent Events

On January 4, 2013, SBIC V received a $37,500 debenture capital commitment from the SBA. The commitment may be drawn upon subject to customary regulatory requirements including, but not limited to, an examination by the SBA.

On January 15, 2013, the Company priced a public offering of 4,500,000 shares of its common stock at a public offering price of $15.87 per share, raising approximately $71,415 in gross proceeds. On January 18, 2013, the transaction closed, the shares were issued, and proceeds, net of offering costs but before expenses, of $69,108 were received. The Company has also granted the underwriters an option to purchase up to an additional 675,000 shares of common stock to cover over-allotments, if any. Golub Capital Employee Grant Program Rabbi Trust, a trust organized for the purpose of awarding equity incentive compensation to employees of Golub Capital, purchased an aggregate of $1,000 of shares in the offering at the public offering price per share.

On January 25, 2013, Funding entered into an amendment (the “Credit Facility Amendment”) to the documents governing Funding’s Credit Facility with Wells Fargo Securities, LLC, as administrative agent and Wells Fargo Bank, N.A., as lender. The Credit Facility Amendment is effective as of December 13, 2012. The Credit Facility Amendment, among other things, amended the fee on the unused portion of the Credit Facility to 0.50% for the period from December 13, 2012 through January 28, 2013. After January 28, 2013, the

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 12. Subsequent Events  – (continued)

Credit Facility will pay a fee of 0.50% per annum on any unused portion of the Credit Facility up to $60,000 and 2.00% on any unused portion in excess of $60,000.

On February 5, 2013, the Company’s Board declared a quarterly distribution of $0.32 per share payable on March 28, 2013 to holders of record as of March 14, 2013 and consented to the assignment by GC Service Company, LLC of the Administration Agreement to Golub Capital LLC, following which Golub Capital LLC serves as the Company’s Administrator.

Management’s Report on Internal Control over Financial Reporting

The management of Golub Capital BDC, Inc. (“GBDC,” and collectively with its subsidiaries, the “Company,” “we,” “us,” “our” and “Golub Capital BDC”) is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is a process designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

Golub Capital BDC’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions recorded necessary to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Our policies and procedures also provide reasonable assurance that receipts and expenditures are being made only in accordance with authorizations of management and the directors of Golub Capital BDC, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness as to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Golub Capital BDC’s internal control over financial reporting as of September 30, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on the assessment, management believes that, as of September 30, 2012, our internal control over financial reporting is effective based on those criteria.

Golub Capital BDC’s independent registered public accounting firm that audited the financial statements has issued an audit report on the effectiveness of our internal control over financial reporting as of September 30, 2012. This report appears on page F-52.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Golub Capital BDC, Inc. and Subsidiaries

We have audited the accompanying consolidated statements of financial condition, including the consolidated schedules of investments, of Golub Capital BDC, Inc. and subsidiaries as of September 30, 2012 and 2011, and the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended September 30, 2012. We also have audited Golub Capital BDC, Inc.'s internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Golub Capital BDC, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our procedures included confirmation of investments owned as of September 30, 2012 and 2011, by correspondence with the custodian, loan agent or borrower. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Golub Capital BDC, Inc. and subsidiaries as of September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Golub Capital BDC, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As explained in Note 5, the consolidated financial statements include investments valued at approximately $672,910,000 (179.4% of net assets) and approximately $459,827,000 (145.2% of net assets) as of September 30, 2012 and 2011, respectively, whose fair values have been estimated by management in the absence of readily ascertainable fair values.

/s/ McGladrey LLP

Chicago, Illinois
November 29, 2012

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
(In thousands, except share and per share data)

	September 30, 2012	September 30, 2011
Assets
Investments, at fair value (cost of $669,841 and $462,961, respectively)	$672,910	$459,827
Cash and cash equivalents	13,891	46,350
Restricted cash and cash equivalents	37,036	23,416
Interest receivable	3,906	3,063
Cash collateral on deposit with custodian	—	21,162
Deferred financing costs	5,898	5,345
Other assets	455	481
Total Assets	$734,096	$559,644
Liabilities
Debt	$352,300	$237,683
Interest payable	1,391	1,066
Management and incentive fees payable	4,203	1,608
Unrealized depreciation on derivative instruments	—	1,986
Accounts payable and accrued expenses	1,073	752
Total Liabilities	358,967	243,095
Net Assets
Preferred stock, par value $0.001 per share, 1,000,000 shares authorized, zero shares issued and outstanding as of September 30, 2012 and 2011	—	—
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 25,688,101 and 21,733,903 shares issued and outstanding as of September 30, 2012 and 2011, respectively	26	22
Paid in capital in excess of par	375,563	318,302
Capital distributions in excess of net investment income	347	(398)
Net unrealized appreciation (depreciation) on investments and derivative instruments	5,737	(1,519)
Net realized (loss) gain on investments and derivative instruments, net of dividends and distributions	(6,544)	142
Total Net Assets	375,129	316,549
Total Liabilities and Total Net Assets	$734,096	$559,644
Number of common shares outstanding	25,688,101	21,733,903
Net asset value per common share	$14.60	$14.56

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Operations
(In thousands, except share and per share data)

	Years ended September 30,
	2012	2011	2010
Investment income
Interest income	$57,482	$39,150	$33,150
Dividend income	377	—	—
Total investment income	57,859	39,150	33,150
Expenses
Interest and other debt financing expenses	10,781	6,550	3,525
Base management fee	8,495	5,789	3,328
Incentive fee	6,228	348	55
Professional fees relating to registration statement	—	—	788
Professional fees	2,231	2,204	1,050
Administrative service fee	1,713	837	583
General and administrative expenses	535	606	454
Total expenses	29,983	16,334	9,783
Net investment income	27,876	22,816	23,367
Net gain (loss) on investments
Net realized (loss) gain on investments	(5,467)	1,997	(40)
Net realized gain on derivative instruments	2,095	40	—
Net change in unrealized appreciation (depreciation) on investments	5,270	(1,528)	2,921
Net change in unrealized appreciation (depreciation) on derivative instruments	1,986	(1,986)	—
Net gain (loss) on investments	3,884	(1,477)	2,881
Net increase in net assets resulting from operations	$31,760	$21,339	$26,248
Per Common Share Data
Basic and diluted earnings per common share(1)	$1.31	$1.09	N/A
Dividends and distributions declared per common share(1)	$1.28	$1.27	N/A
Basic and diluted weighted average common shares outstanding(1)	24,271,251	19,631,797	N/A

(1)	For historical periods that include financial results prior to April 1, 2010, the Company did not have common shares outstanding or an equivalent and, therefore, earnings per share, dividends and distributions declared per common share and weighted average shares outstanding information for periods that include financial results prior to April 1, 2010 are not provided. Earnings per share for the two fiscal quarters subsequent to April 1, 2010 are included in Note 15. Selected Quarterly Financial Data (unaudited).

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Changes in Net Assets
(In thousands, except share data)

		Common Stock		Paid in Capital in Excess of Par	Capital Distributions in Excess of Net Investment Income	Net Unrealized Appreciation (Depreciation) on Investments and Derivative Instruments	Net Realized Gain (Loss) on Investments and Derivative Instruments	Total Net Assets
	Members' Equity	Shares	Par Amount
Balance at September 30, 2009	$92,752	—	$—	$—	$—	$—	$—	$92,752
Members' equity contributions	47,209	—	—	—	—	—	—	47,209
Members' equity distributions	(13,530)	—	—	—	—	—	—	(13,530)
Net increase in net assets resulting from operations for period October 1, 2009 to April 13, 2010	15,672	—	—	—	—	—	—	15,672
Golub Capital BDC Conversion(1)	(142,103)	8,984,863	9	142,094	—	—	—	—
Issuance of common stock, net of offering and underwriting costs(2)	—	8,727,581	9	117,596	—	—	—	117,605
Net increase in net assets resulting from operations for period April 14, 2010 to June 30, 2010	—	—	—	—	8,620	1,995	(40)	10,575
Dividends and distributions	—	—	—	—	(9,742)	—	—	(9,742)
Tax reclassification of stockholders' equity in accordance with generally accepted accounting principles	—	—	—	(1,122)	1,122	—	—	—
Balance at September 30, 2010	—	17,712,444	18	258,568	—	1,995	(40)	260,541
Issuance of common stock, net of offering and underwriting costs(3)		3,953,257	4	58,606	—	—	—	58,610
Net increase in net assets resulting from operations	—	—	—	—	22,816	(3,514)	2,037	21,339
Distributions to stockholders:
Stock issued in connection with dividend reinvestment plan	—	68,202	—	1,128	—	—	—	1,128
Dividends and distributions	—	—	—	—	(23,254)	—	(1,815)	(25,069)
Tax reclassification of stockholders' equity in accordance with generally accepted accounting principles	—	—	—	—	40	—	(40)	—
Balance at September 30, 2011		21,733,903	22	318,302	(398)	(1,519)	142	316,549
Issuance of common stock, net of offering and underwriting costs(4)		3,825,000	4	56,463	—	—	—	56,467
Net increase in net assets resulting from operations	—	—	—	—	27,876	7,256	(3,372)	31,760
Distributions to stockholders:
Stock issued in connection with dividend reinvestment plan	—	129,198	—	1,909	—	—	—	1,909
Dividends and distributions	—	—	—	—	(31,556)	—	—	(31,556)
Tax reclassification of stockholders' equity in accordance with generally accepted accounting principles	—	—	—	(1,111)	4,425	—	(3,314)	—
Balance at September 30, 2012	$—	25,688,101	$26	$375,563	$347	$5,737	$(6,544)	$375,129

(1)	Immediately prior to the initial public offering, Golub Capital BDC LLC converted from a limited liability company leaving Golub Capital BDC, Inc. as the surviving entity. Golub Capital BDC, Inc. issued 8,984,863 shares of common stock to existing Golub Capital BDC LLC owners in connection with the conversion.

See Notes to Consolidated Financial Statements.

(2)	On April 14, 2010, Golub Capital BDC, Inc. priced its initial public offering, selling 7,100,000 shares of its common stock at a public offering price of $14.50 per share. Concurrent with this offering, an additional 1,322,581 shares were sold through a private placement also at $14.50 per share. On May 19, 2010, an additional 305,000 shares were issued at $14.50 per share upon exercise of the underwriters' over-allotment option.
(3)	On March 31, 2011, Golub Capital BDC, Inc. priced a public offering of 3,500,000 shares of its common stock at a public offering price of $15.75 per share. On May 2, 2011, Golub Capital BDC, Inc. sold an additional 453,257 shares of its common stock at a public offering price of $15.75 per share pursuant to the underwriters' partial exercise of the over-allotment option.
(4)	On January 31, 2012, Golub Capital BDC, Inc. priced a public offering of 3,500,000 shares of its common stock at a public offering price of $15.35 per share. On March 1, 2012, Golub Capital BDC, Inc. sold an additional 325,000 shares of its common stock at a public offering price of $15.35 per share pursuant to the underwriters’ partial exercise of the over-allotment option.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Years Ended September 30,
	2012	2011	2010
Cash flows from operating activities
Net increase in net assets resulting from operations	$31,760	$21,339	$26,248
Adjustments to reconcile net increase in net assets resulting from operations to net cash (used in) provided by operating activities
Amortization of deferred financing costs	1,455	848	134
Accretion of discounts and amortization of premiums	(5,089)	(5,074)	(7,654)
Net realized loss (gain) on investments	5,467	(1,997)	40
Net realized gain on derivative instruments	(2,095)	(40)	—
Net change in unrealized (appreciation) depreciation on investments	(5,270)	1,528	(2,921)
Net change in unrealized (appreciation) depreciation on derivative instruments	(1,986)	1,986	—
(Fundings of) revolving loans, net	(3,228)	(278)	4,795
Fundings of investments	(395,556)	(326,260)	(144,098)
Proceeds from principal payments and sales of portfolio investments	191,509	217,884	181,850
Proceeds from derivative instruments	2,095	40	—
PIK interest	(914)	(759)	(587)
Changes in operating assets and liabilities:
Interest receivable	(843)	(1,107)	242
Cash collateral on deposit with custodian	21,162	(21,162)	—
Other assets	26	(281)	(185)
Interest payable	325	(101)	1,037
Management and incentive fees payable	2,595	600	759
Payable for investments purchased	—	(5,328)	5,328
Accounts payable and accrued expenses	321	33	930
Net cash (used in) provided by operating activities	(158,266)	(118,129)	65,918
Cash flows from investing activities
Net change in restricted cash and cash equivalents	(13,620)	8,355	(1,157)
Net cash (used in) provided by investing activities	(13,620)	8,355	(1,157)
Cash flows from financing activities
Borrowings on debt	178,317	63,683	174,000
Repayments of debt	(63,700)	—	(315,306)
Capitalized debt financing costs	(2,010)	(3,448)	(2,882)
Proceeds from members' equity contributions	—	—	46,313
Payments of members' equity distributions	—	—	(13,530)
Proceeds from shares sold, net of underwriting costs	57,164	59,420	119,034
Offering costs paid	(696)	(810)	(1,429)
Dividends and distributions paid	(29,648)	(23,940)	(9,742)
Net cash provided by (used in) financing activities	139,427	94,905	(3,542)
Net change in cash and cash equivalents	(32,459)	(14,869)	61,219
Cash and cash equivalents, beginning of period	46,350	61,219	—
Cash and cash equivalents, end of period	$13,891	$46,350	$61,219
Supplemental information:
Cash paid during the period for interest	$9,001	$5,803	$2,355
Obligations of Company paid by members of Golub Capital BDC LLC	—	—	896
Dividends and distributions declared during the period	(31,556)	(25,069)	(9,742)

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Net Assets	Fair Value
Investments
Canada
Debt investments
Leisure, Amusement, Motion Pictures, Entertainment
Extreme Fitness, Inc.(3)(4)	Subordinated debt	N/A	14.50%	11/2015	$2,870	$2,810	0.4%	$1,435
Extreme Fitness, Inc.	Senior loan	N/A	8.00%	10/2012	508	508	0.1	508
Total Canada					$3,378	$3,318	0.5%	$1,943
Fair Value as percentage of Principal Amount								57.5%
United States
Debt investments
Aerospace and Defense
ILC Dover, LP(5)	Senior loan	L + 6.00%	N/A (6)	07/2017	$—	$(8)	—%	$(8)
ILC Dover, LP	Senior loan	L + 6.00%	7.25%	07/2017	4,407	4,323	1.2	4,319
Whitcraft LLC	Subordinated debt	N/A	12.00%	12/2018	1,877	1,848	0.5	1,877
White Oak Technologies, Inc.*	Senior loan	L + 5.00%	6.25%	03/2017	1,929	1,891	0.5	1,890
White Oak Technologies, Inc.(5)	Senior loan	L + 5.00%	N/A (6)	03/2017	—	(9)	—	(9)
					8,213	8,045	2.2	8,069
Automobile
ABRA, Inc.(5)	Subordinated debt	N/A	N/A (6)	04/2017	—	(22)	—	—
ABRA, Inc.(4)	Subordinated debt	N/A	13.50%	04/2017	9,623	9,445	2.6	9,623
American Driveline Systems, Inc.*	Senior loan	L + 5.50%	7.00%	01/2016	2,862	2,814	0.7	2,776
American Driveline Systems, Inc.	Senior loan	P + 4.50%	7.75%	01/2016	293	287	0.1	282
CLP Auto Interior Corporation*	Senior loan	L + 4.75%	4.97%	06/2013	3,053	3,053	0.8	2,992
Federal-Mogul Corporation	Senior loan	L + 1.94%	2.17%	12/2014	1,976	1,934	0.5	1,930
Federal-Mogul Corporation	Senior loan	L + 1.94%	2.16%	12/2015	1,008	986	0.3	985
K&N Engineering, Inc.(5)	Senior loan	P + 4.25%	N/A (6)	12/2016	—	(6)	—	—
K&N Engineering, Inc.	Senior loan	P + 4.25%	7.50%	12/2016	3,207	3,153	0.9	3,207
					22,022	21,644	5.9	21,795
Banking
Prommis Fin Co.*(3)(4)	Senior loan	L + 10.50%	10.50%	06/2015	196	191	—	167
Prommis Fin Co.*(3)(4)	Second lien	L + 10.50%	10.50%	06/2015	393	382	0.1	259
Prommis Fin Co.*(3)(4)	Second lien	L + 10.50%	10.50%	06/2015	196	191	—	—
Prommis Fin Co.	Senior loan	L + 9.00%	10.00%	06/2015	95	93	—	95
					880	857	0.1	521

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Beverage, Food and Tobacco
ABP Corporation(5)	Senior loan	L + 5.25%	N/A (6)	06/2016	—	(6)	—	—
ABP Corporation*	Senior loan	L + 5.25%	6.75%	06/2016	4,536	4,470	1.2	4,536
Ameriqual Group, LLC*	Senior loan	L + 5.00%	6.50%	03/2016	1,774	1,749	0.4	1,685
Ameriqual Group, LLC*	Senior loan	L + 7.50%	9.00%	03/2016	839	828	0.2	755
Atkins Nutrionals, Inc.	Senior loan	L + 8.88%	10.38%	12/2015	5,028	4,926	1.3	5,028
Candy Intermediate Holdings, Inc.	Senior loan	L + 6.25%	7.51%	06/2018	4,987	4,822	1.3	5,050
First Watch Restaurants, Inc.(5)	Senior loan	P + 6.50%	N/A (6)	12/2016	—	(30)	—	—
First Watch Restaurants, Inc.(5)	Senior loan	P + 6.50%	N/A (6)	12/2016	—	(30)	—	—
First Watch Restaurants, Inc.*	Senior loan	P + 6.50%	9.75%	12/2016	11,530	11,335	3.1	11,530
IL Fornaio (America) Corporation*	Senior loan	L + 5.25%	6.50%	06/2017	4,423	4,405	1.2	4,423
It'Sugar LLC	Senior loan	L + 8.50%	10.00%	04/2017	4,255	4,178	1.1	4,255
It'Sugar LLC	Subordinated debt	N/A	8.00%	10/2017	1,707	1,707	0.5	1,707
Julio & Sons Company(5)	Senior loan	L + 5.50%	N/A (6)	09/2014	—	(15)	—	—
Julio & Sons Company*	Senior loan	L + 5.50%	7.00%	09/2016	7,121	7,065	1.9	7,121
Julio & Sons Company(5)	Senior loan	L + 5.50%	N/A (6)	09/2016	—	(12)	—	—
Richelieu Foods, Inc.*	Senior loan	L + 5.00%	6.76%	11/2015	2,111	2,075	0.5	2,048
Richelieu Foods, Inc.(5)	Senior loan	L + 5.00%	N/A (6)	11/2015	—	(10)	—	(18)
					48,311	47,457	12.7	48,120
Broadcasting and Entertainment
Univision Communications Inc.	Senior loan	L + 2.00%	2.22%	09/2014	3,997	3,969	1.1	3,992
Building and Real Estate
ASP PDM Acquisition Co. LLC*	Senior loan	L + 6.25%	7.75%	12/2013	453	442	0.1	340
Global Claims Services, Inc.*	Senior loan	L + 5.00%	6.25%	06/2018	831	819	0.2	831
Global Claims Services, Inc.(5)	Senior loan	L + 5.00%	N/A (6)	06/2018	—	(1)	—	—
KHKI Acquisition, Inc.	Senior loan	P + 5.00%	8.50%	03/2013	2,626	2,625	0.6	2,101
Tecta America Corp.	Senior loan	P + 5.75%	9.00%	03/2014	3,506	3,506	0.8	2,994
					7,416	7,391	1.7	6,266
Cargo Transport
TMW Systems, Inc.*	Senior loan	P + 3.00%	6.25%	05/2016	1,686	1,667	0.4	1,686
Chemicals, Plastics and Rubber
Integrated DNA Technologies, Inc.(4)	Subordinated debt	N/A	14.00%	04/2015	4,700	4,650	1.3	4,700
Road Infrastructure Investment, LLC*	Senior loan	L + 5.00%	6.25%	03/2018	4,137	4,080	1.1	4,142
Road Infrastructure Investment, LLC	Senior loan	L + 5.00%	5.46%	03/2017	231	190	0.1	228
					9,068	8,920	2.5	9,070
Containers, Packaging and Glass
Fort Dearborn Company*	Senior loan	L + 4.75%	6.50%	08/2015	1,349	1,333	0.4	1,349
Fort Dearborn Company*	Senior loan	L + 5.25%	7.00%	08/2016	3,159	3,118	0.8	3,159
					4,508	4,451	1.2	4,508

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Diversified Conglomerate Manufacturing
Oasis Outsourcing Holdings, Inc.(4)	Subordinated debt	N/A	13.00%	04/2017	11,970	11,775	3.2	11,970
Pasternack Enterprises, Inc.*	Senior loan	L + 4.50%	6.00%	02/2014	3,492	3,453	0.9	3,492
Sunless Merger Sub, Inc.*	Senior loan	L + 5.00%	6.26%	07/2016	2,322	2,313	0.6	2,322
Sunless Merger Sub, Inc.*	Senior loan	P + 3.75%	7.00%	07/2016	29	28	—	29
Tecomet Inc.*	Senior loan	L + 5.25%	7.00%	12/2016	6,082	5,992	1.6	5,991
Tecomet Inc.(5)	Senior loan	L + 5.25%	N/A (6)	12/2016	—	(6)	—	—
TIDI Products, LLC*	Senior loan	L + 7.00%	8.25%	07/2018	8,791	8,606	2.3	8,703
TIDI Products, LLC(5)	Senior loan	L + 7.00%	N/A (6)	07/2017	—	(13)	—	(8)
Vintage Parts, Inc.*	Senior loan	L + 6.00%	8.50%	12/2013	82	82	—	82
Vintage Parts, Inc.*	Senior loan	L + 8.00%	9.75%	12/2013	1,239	1,228	0.3	1,239
Vintage Parts, Inc.*	Senior loan	L + 5.50%	5.86%	12/2013	5,934	5,914	1.6	5,934
					39,941	39,372	10.5	39,754
Diversified Conglomerate Service
API Healthcare Corporation*	Senior loan	L + 9.03%	10.53%	02/2017	9,587	9,424	2.6	9,587
Consona Holdings, Inc.*	Senior loan	L + 5.50%	6.75%	08/2018	1,092	1,056	0.3	1,081
Consona Holdings, Inc.*	Senior loan	L + 6.00%	7.25%	08/2018	1,567	1,551	0.4	1,551
Consona Holdings, Inc.(5)	Senior loan	L + 5.50%	N/A (6)	08/2017	—	(3)	—	(2)
Document Technologies, LLC(5)	Senior loan	L + 5.00%	N/A (6)	12/2016	—	(15)	—	—
Document Technologies, LLC	Senior loan	L + 5.00%	6.50%	12/2016	4,717	4,646	1.3	4,694
EAG, Inc.*	Senior loan	P + 3.50%	6.75%	07/2017	2,629	2,593	0.7	2,629
Employment Law Training, Inc.(5)	Senior loan	L + 7.50%	N/A (6)	12/2016	—	(22)	—	—
Employment Law Training, Inc.*	Senior loan	L + 7.50%	9.00%	12/2016	18,219	17,822	4.9	18,219
Evolution1, Inc.*	Senior loan	L + 4.75%	6.25%	06/2016	4,619	4,567	1.2	4,619
Evolution1, Inc.(5)	Senior loan	L + 4.75%	N/A (6)	06/2016	—	(19)	—	—
Evolution1, Inc.(5)	Senior loan	L + 4.75%	N/A (6)	06/2016	—	(4)	—	—
HighJump Acquisition LLC(5)	Senior loan	L + 8.75%	N/A (6)	07/2016	—	(12)	—	—
HighJump Acquisition LLC	Senior loan	L + 8.75%	10.00%	07/2016	5,441	5,379	1.5	5,441
Marathon Data Operating Co., LLC	Senior loan	L + 6.25%	7.50%	08/2017	4,818	4,700	1.3	4,746
Marathon Data Operating Co., LLC(5)	Senior loan	L + 6.25%	N/A (6)	08/2017	—	(10)	—	(10)
MSC.Software Corporation*	Senior loan	L + 7.74%	9.24%	12/2016	6,238	6,133	1.7	6,238
NS Holdings, Inc.*	Senior loan	L + 4.63%	6.00%	06/2015	260	257	0.1	260
NS Holdings, Inc.*	Senior loan	L + 6.27%	7.68%	06/2015	1,963	1,941	0.5	1,963
PC Helps Support, LLC	Senior loan	P + 4.25%	7.50%	09/2017	2,390	2,355	0.6	2,354
PC Helps Support, LLC(5)	Senior loan	P + 4.25%	N/A (6)	09/2017	—	(3)	—	(3)
Secure-24, LLC	Senior loan	L + 6.25%	7.50%	08/2017	9,288	9,061	2.4	9,149
Secure-24, LLC(5)	Senior loan	L + 6.25%	N/A (6)	08/2017	—	(8)	—	(8)
Secure-24, LLC(5)	Senior loan	L + 6.25%	N/A (6)	08/2017	—	(16)	—	(17)
Sumtotal Systems, Inc.*	Senior loan	L + 4.00%	5.25%	12/2015	1,415	1,403	0.4	1,415
					74,243	72,776	19.9	73,906

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Diversified Natural Resources, Precious Metals, and Minerals
Metal Spinners, Inc.*	Senior loan	L + 6.50%	8.00%	12/2014	1,619	1,578	0.4	1,619
Metal Spinners, Inc.*	Senior loan	L + 6.50%	8.00%	12/2014	2,974	2,904	0.8	2,974
					4,593	4,482	1.2	4,593
Electronics
Blue Coat Systems, Inc.*	Second lien	L + 10.00%	11.50%	08/2018	5,424	5,277	1.5	5,573
Blue Coat Systems, Inc.	Senior loan	L + 6.00%	7.50%	02/2018	8,085	7,940	2.2	8,156
Cape Electrical Supply LLC*(4)	Senior loan	L + 5.25%	6.75%	11/2013	1,465	1,437	0.4	1,465
Ecommerce Industries, Inc.(5)	Senior loan	L + 6.75%	N/A (6)	10/2016	—	(27)	—	—
Ecommerce Industries, Inc.*	Senior loan	L + 8.34%	9.59%	10/2016	13,530	13,329	3.6	13,530
Entrust, Inc.*	Senior loan	L + 7.47%	8.97%	03/2017	4,053	4,006	1.1	4,053
Entrust, Inc.*	Senior loan	L + 7.45%	8.95%	03/2017	8,046	7,935	2.1	8,046
Rogue Wave Holdings, Inc.*	Senior loan	L + 10.00%	11.25%	08/2016	3,982	3,945	1.1	3,982
Syncsort Incorporated(5)	Senior loan	L + 5.50%	N/A (6)	03/2015	—	(4)	—	—
Syncsort Incorporated*	Senior loan	L + 5.50%	7.50%	03/2015	8,032	7,918	2.1	8,032
Time-O-Matic, Inc.(4)	Subordinated debt	N/A	13.25%	12/2016	11,561	11,386	3.1	11,561
					64,178	63,142	17.2	64,398
Farming and Agriculture
AGData, L.P.	Senior loan	L + 6.25%	7.75%	08/2016	2,814	2,782	0.8	2,814
Finance
Bonddesk Group LLC*	Senior loan	L + 5.00%	6.50%	09/2016	1,010	1,002	0.3	1,010
Compass Group Diversified Holdings, LLC*	Senior loan	L + 5.00%	6.25%	10/2017	8,387	8,025	2.2	8,408
Pillar Processing LLC*(3)	Senior loan	L + 5.50%	5.95%	11/2013	2,412	2,389	0.4	1,361
Pillar Processing LLC*(3)	Senior loan	N/A	14.50%	05/2014	3,125	2,947	—	—
					14,934	14,363	2.9	10,779

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Healthcare, Education and Childcare
Advanced Pain Management Holdings, Inc.(4)	Subordinated debt	N/A	14.00%	06/2016	7,958	7,828	2.1	7,958
Alegeus Technologies, LLC*	Senior loan	L + 5.00%	6.50%	08/2018	873	860	0.2	860
Avatar International, LLC(5)	Senior loan	L + 7.50%	N/A (6)	09/2016	—	(8)	—	—
Avatar International, LLC*	Senior loan	L + 7.50%	8.75%	09/2016	7,855	7,747	2.1	7,855
Avatar International, LLC	Senior loan	L + 8.00%	9.25%	09/2016	1,695	1,677	0.5	1,695
Campus Management Acquisition Corp.	Second lien	L + 10.35%	12.10%	09/2015	5,067	5,007	1.2	4,662
CHS/Community Health Systems, Inc.	Senior loan	L + 3.50%	3.92%	01/2017	406	406	0.1	409
Community Hospices of America, Inc.*	Senior loan	L + 5.50%	7.25%	12/2015	4,955	4,891	1.3	4,955
Community Hospices of America, Inc.(5)	Senior loan	L + 5.50%	N/A (6)	12/2015	—	(5)	—	—
Community Hospices of America, Inc.(4)	Subordinated debt	L + 11.75%	13.75%	06/2016	1,874	1,844	0.5	1,874
DDC Center Inc.*	Senior loan	L + 6.50%	9.50%	10/2014	8,205	8,211	2.2	8,205
DDC Center Inc.*	Senior loan	L + 6.50%	9.50%	12/2012	227	227	0.1	227
DDC Center Inc.	Senior loan	P + 5.25%	10.75%	10/2013	182	182	—	182
Delta Educational Systems, Inc.*	Senior loan	L + 5.00%	7.00%	11/2012	2,740	2,735	0.7	2,685
Dialysis Newco, Inc.(4)	Subordinated debt	N/A	13.00%	09/2018	8,795	8,677	2.3	8,795
G & H Wire Company, Inc.(5)	Senior loan	L + 5.50%	N/A (6)	11/2016	—	(13)	—	—
G & H Wire Company, Inc.*	Senior loan	L + 5.50%	7.00%	11/2016	8,974	8,829	2.4	8,839
Hospitalists Management Group, LLC	Senior loan	L + 4.50%	6.00%	05/2017	455	445	0.1	419
Hospitalists Management Group, LLC	Senior loan	L + 4.50%	6.00%	05/2017	3,986	3,909	1.0	3,826
Hospitalists Management Group, LLC(5)	Senior loan	L + 4.50%	N/A (6)	05/2017	—	(10)	—	(36)
The Hygenic Corporation*	Senior loan	L + 2.50%	2.73%	04/2013	1,961	1,951	0.5	1,961
IntegraMed America, Inc.(5)	Senior loan	L + 7.25%	N/A (6)	09/2017	—	(18)	—	(16)
IntegraMed America, Inc.	Senior loan	L + 7.25%	8.50%	09/2017	14,603	14,275	3.8	14,311
Maverick Healthcare Group, LLC	Senior loan	L + 5.50%	7.25%	12/2016	2,148	2,123	0.6	2,148
National Healing Corporation	Senior loan	L + 6.75%	8.25%	11/2017	3,569	3,415	1.0	3,569
National Healing Corporation*	Second lien	L + 10.00%	11.50%	11/2018	17,976	16,967	4.8	17,976
NeuroTherm, Inc.*	Senior loan	L + 5.00%	6.50%	02/2016	1,591	1,567	0.4	1,591
NeuroTherm, Inc.	Senior loan	P + 4.00%	7.25%	02/2016	124	118	—	124
Pentec Acquisition Sub, Inc.*	Senior loan	L + 5.25%	6.50%	05/2018	2,243	2,200	0.6	2,198
Pentec Acquisition Sub, Inc.(5)	Senior loan	L + 5.25%	N/A (6)	05/2017	—	(4)	—	(4)
PhysioTherapy Associates Holdings, Inc.*	Senior loan	L + 4.75%	6.01%	04/2018	577	566	0.2	578
Reliant Pro ReHab, LLC*	Senior loan	L + 4.75%	6.00%	06/2016	3,601	3,554	1.0	3,601
Reliant Pro ReHab, LLC	Senior loan	L + 4.75%	6.00%	06/2016	872	858	0.2	872
Reliant Pro ReHab, LLC	Senior loan	P + 3.75%	7.00%	06/2016	550	542	0.1	550
Renaissance Pharma (U.S.) Holdings Inc.	Senior loan	P + 4.25%	7.50%	06/2017	71	65	—	68
Renaissance Pharma (U.S.) Holdings Inc.	Senior loan	L + 5.25%	6.76%	06/2017	2,449	2,402	0.6	2,424
Surgical Information Systems, LLC	Second lien	L + 7.40%	8.91%	12/2015	4,291	4,235	1.1	4,291
WIL Research Company, Inc.*	Senior loan	L + 5.25%	6.75%	04/2018	792	781	0.2	788
					121,665	119,036	31.9	120,440

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Home and Office Furnishings, Housewares, and Durable Consumer
Top Knobs USA, Inc.*	Senior loan	L + 5.75%	7.76%	11/2016	1,094	1,079	0.3	1,094
WII Components, Inc.*	Senior loan	L + 4.75%	6.25%	07/2016	1,732	1,712	0.5	1,732
WII Components, Inc.(5)	Senior loan	L + 4.75%	N/A (6)	07/2016	—	(1)	—	—
Zenith Products Corporation*	Senior loan	L + 5.50%	5.93%	09/2013	3,409	3,367	0.9	3,239
					6,235	6,157	1.7	6,065
Leisure, Amusement, Motion Pictures and Entertainment
Competitor Group, Inc.*	Senior loan	L + 8.00%	9.50%	01/2017	16,807	16,525	4.5	16,807
Competitor Group, Inc.(5)	Senior loan	L + 8.00%	N/A (6)	01/2017	—	(8)	—	—
Competitor Group, Inc.	Senior loan	L + 8.00%	9.50%	01/2017	1,257	1,230	0.3	1,257
Cortz, Inc.*	Senior loan	L + 5.50%	7.00%	03/2014	6,609	6,582	1.8	6,609
Octane Fitness, LLC*	Senior loan	L + 5.50%	7.00%	12/2015	4,675	4,552	1.2	4,675
Pride Manufacturing Company, LLC*	Senior loan	L + 5.50%	7.25%	11/2015	737	728	0.2	722
The Service Companies*	Senior loan	L + 6.50%	9.00%	03/2014	6,612	6,557	1.8	6,612
					36,697	36,166	9.8	36,682
Mining, Steel, Iron and Non-Precious Metals
Benetech, Inc.*	Senior loan	L + 5.00%	5.22%	12/2013	8,845	8,737	2.4	8,845
Personal and Non-Durable Consumer Products
Dr. Miracles, Inc.*(4)	Senior loan	L + 7.50%	10.00%	03/2014	3,092	3,077	0.7	2,783
Massage Envy, LLC	Senior loan	L + 7.25%	8.50%	09/2018	63	45	—	47
Massage Envy, LLC	Senior loan	L + 7.25%	8.50%	09/2018	17,061	16,638	4.5	16,804
					20,216	19,760	5.2	19,634
Personal, Food and Miscellaneous Services
Affordable Care Inc.*	Senior loan	L + 4.75%	6.25%	12/2015	3,525	3,490	0.9	3,525
Affordable Care Inc.(5)	Senior loan	L + 4.75%	N/A (6)	12/2015	—	(6)	—	—
Automatic Bar Controls, Inc.*	Senior loan	L + 5.75%	7.25%	03/2016	972	962	0.2	933
Automatic Bar Controls, Inc.(5)	Senior loan	L + 5.75%	N/A (6)	03/2016	—	(2)	—	(6)
Brasa (Holdings) Inc.*	Senior loan	L + 6.25%	7.50%	07/2019	5,126	4,976	1.3	5,049
Focus Brands Inc.	Second lien	L + 9.00%	10.25%	08/2018	6,481	6,363	1.8	6,578
Focus Brands Inc.	Senior loan	L + 5.00%	6.26%	02/2018	5,951	5,898	1.6	6,033
Ignite Restaurant Group, Inc.*	Senior loan	L + 4.75%	6.25%	03/2016	4,170	4,101	1.1	4,170
NVA Acquisition Company	Senior loan	L + 4.25%	5.50%	06/2016	1,881	1,867	0.5	1,881
PMI Holdings, Inc. (Papa Murphys)(5)	Senior loan	L + 5.25%	N/A (6)	06/2017	—	(3)	—	—
PMI Holdings, Inc. (Papa Murphys)	Senior loan	L + 5.25%	6.51%	06/2017	2,709	2,683	0.7	2,709
Restaurant Technologies, Inc.*	Senior loan	L + 4.75%	6.00%	05/2017	1,077	1,069	0.3	1,056
Restaurant Technologies, Inc.	Senior loan	L + 4.75%	6.00%	05/2017	117	116	—	114
Trusthouse Service Group, Inc.(5)	Senior loan	L + 5.25%	N/A (6)	06/2018	—	(4)	—	—
Trusthouse Service Group, Inc.	Senior loan	P + 4.25%	7.50%	06/2017	82	77	—	82
Trusthouse Service Group, Inc.	Senior loan	L + 5.25%	6.75%	06/2018	2,976	2,926	0.8	2,976
Vetcor Merger Sub LLC*	Senior loan	L + 6.00%	7.50%	02/2015	9,646	9,646	2.6	9,646
					44,713	44,159	11.8	44,746

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Personal Transportation
PODS Funding Corp. II(4)	Subordinated debt	N/A	21.00%	11/2017	2,802	2,802	0.7	2,802
PODS Funding Corp. II(4)	Subordinated debt	N/A	21.00%	11/2017	579	579	0.2	579
PODS Funding Corp. II(4)	Second lien	N/A	15.50%	05/2017	447	441	0.1	447
PODS Funding Corp. II(4)	Second lien	N/A	15.50%	05/2017	2,096	2,045	0.6	2,096
PODS Funding Corp. II	Senior loan	L + 7.00%	8.50%	11/2016	773	753	0.2	773
PODS Funding Corp. II*	Senior loan	L + 7.00%	8.50%	11/2016	5,955	5,807	1.6	5,955
					12,652	12,427	3.4	12,652
Printing and Publishing
Digital Technology International, LLC.	Senior loan	P + 6.00%	9.25%	09/2016	928	921	0.2	928
Digital Technology International, LLC.	Senior loan	L + 7.25%	8.75%	09/2016	6,333	6,230	1.7	6,333
Market Track, LLC*	Senior loan	L + 6.11%	7.36%	08/2018	3,150	3,104	0.8	3,103
Market Track, LLC(5)	Senior loan	L + 6.11%	N/A (6)	08/2018	—	(6)	—	(6)
Market Track, LLC(5)	Senior loan	L + 7.65%	N/A (6)	08/2018	—	(4)	—	(4)
Trade Service Company, LLC*	Senior loan	L + 5.25%	6.75%	06/2013	1,026	1,024	0.3	1,026
Trade Service Company, LLC*(4)	Senior loan	N/A	14.00%	06/2013	765	764	0.2	765
Trade Service Company, LLC	Senior loan	L + 5.25%	N/A (6)	06/2013	—	—	—	—
					12,202	12,033	3.2	12,145
Retail Stores
Barcelona Restaurants, LLC*(7)	Senior loan	L + 10.00%	11.50%	03/2017	4,964	4,878	1.3	4,964
Barcelona Restaurants, LLC(5)(7)	Senior loan	L + 10.00%	N/A (6)	03/2017	—	(5)	—	—
Benihana, Inc.	Senior loan	L + 8.00%	9.25%	08/2017	365	329	0.1	335
Benihana, Inc.*	Senior loan	L + 8.00%	9.25%	02/2018	13,456	13,108	3.5	13,166
Bojangles' Restaurants, Inc.*	Senior loan	P + 5.50%	8.75%	08/2017	2,761	2,597	0.7	2,767
Chuy's OPCO, Inc.(5)	Senior loan	L + 7.00%	N/A (6)	05/2016	—	(2)	—	—
Chuy's OPCO, Inc.(5)	Senior loan	L + 7.00%	N/A (6)	05/2016	—	(9)	—	—
Chuy's OPCO, Inc.	Senior loan	L + 7.00%	8.50%	05/2016	942	929	0.3	942
DTLR, Inc. (fka Levtran)*	Senior loan	L + 8.00%	11.00%	12/2015	7,904	7,806	2.1	7,904
The Marshall Retail Group, LLC(5)	Senior loan	L + 6.50%	N/A (6)	10/2016	—	(15)	—	—
The Marshall Retail Group, LLC*	Senior loan	L + 6.50%	8.00%	10/2016	10,414	10,238	2.8	10,414
Michaels Stores, Inc.	Senior loan	L + 2.25%	2.69%	10/2013	2,917	2,920	0.8	2,932
Restaurant Holding Company, LLC	Senior loan	L + 7.50%	9.00%	02/2017	9,517	9,350	2.6	9,660
Rubio's Restaurants, Inc*(4)	Senior loan	L + 7.75%	9.50%	06/2015	8,246	8,149	2.2	8,246
Specialty Catalog Corp.	Senior loan	L + 6.00%	7.50%	07/2017	5,396	5,326	1.4	5,342
Specialty Catalog Corp.(5)	Senior loan	L + 6.00%	N/A (6)	07/2017	—	(8)	—	(8)
Vision Source L.P.(5)	Senior loan	L + 6.75%	N/A (6)	04/2016	—	(9)	—	—
Vision Source L.P.*	Senior loan	L + 6.75%	8.00%	04/2016	13,201	13,007	3.5	13,201
					80,083	78,589	21.3	79,865

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Telecommunications
Hosting.com, Inc.*	Senior loan	L + 4.50%	5.76%	10/2016	846	836	0.2	846
Hosting.com, Inc.(5)	Senior loan	L + 4.50%	N/A (6)	10/2016	—	(2)	—	—
NameMedia, Inc.	Senior loan	L + 6.00%	7.50%	11/2014	28	27	—	28
NameMedia, Inc.	Senior loan	L + 6.00%	7.50%	11/2014	2,159	2,131	0.6	2,159
West Corporation(5)	Senior loan	L + 1.75%	N/A (6)	10/2012	—	(8)	—	—
					3,033	2,984	0.8	3,033
Utilities
PowerPlan Consultants, Inc.(3)	Senior loan	L + 5.25%	N/A (6)	03/2017	—	(2)	—	—
PowerPlan Consultants, Inc.*	Senior loan	L + 5.25%	6.76%	03/2018	5,164	5,093	1.4	5,164
					5,164	5,091	1.4	5,164
Total debt investments United States					$658,309	$646,457	173.2%	$649,542
Fair Value as a percentage of Principal Amount								98.7%

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount/Shares/ Contracts	Cost	Percentage of Total Net Assets	Fair Value
Equity investments
Aerospace and Defense
Whitcraft LLC	Common stock	N/A	N/A	N/A	1	$670	0.2%	$753
Whitcraft LLC	Warrant	N/A	N/A	N/A	—	—	—	147
						670	0.2	900
Automobile
ABRA, Inc.	LLC interest	N/A	N/A	N/A	208	1,471	0.4	1,688
K&N Engineering, Inc.	Common stock	N/A	N/A	N/A	—	4	—	4
K&N Engineering, Inc.	Preferred stock A	N/A	N/A	N/A	—	62	—	62
K&N Engineering, Inc.	Preferred stock B	N/A	N/A	N/A	—	18	—	18
						1,555	0.4	1,772
Banking
Prommis Solutions Inc.*	Preferred LLC interest	N/A	N/A	N/A	1	472	—	—
Prommis Solutions Inc.*	A-1 LLC interest	N/A	N/A	N/A	—	—	—	—
Prommis Solutions Inc.*	A-2 LLC interest	N/A	N/A	N/A	—	—	—	—
						472	—	—
Beverage, Food and Tobacco
Atkins Nutrionals, Inc.	LLC interest	N/A	N/A	N/A	57	796	0.3	1,063
First Watch Restaurants, Inc.	Common stock	N/A	N/A	N/A	7	691	0.2	691
Julio & Sons Company	LLC interest	N/A	N/A	N/A	521	521	0.2	619
Richelieu Foods, Inc.	LP interest	N/A	N/A	N/A	220	220	0.1	193
						2,228	0.8	2,566
Diversified Conglomerate Manufacturing
Oasis Outsourcing Holdings, Inc.	LLC interest	N/A	N/A	N/A	1,088	1,088	0.4	1,385
Sunless Merger Sub, Inc.	Preferred stock	N/A	N/A	N/A	—	148	—	129
TIDI Products, LLC	LLC interest	N/A	N/A	N/A	315	315	0.1	315
						1,551	0.5	1,829
Diversified Conglomerate Service
Document Technologies, LLC	LLC interest	N/A	N/A	N/A	24	490	0.1	490
Employment Law Training, Inc.	LP interest	N/A	N/A	N/A	—	666	0.2	757
Marathon Data Operating Co., LLC	Common stock	N/A	N/A	N/A	1	264	0.1	264
Marathon Data Operating Co., LLC	Preferred stock	N/A	N/A	N/A	1	264	0.1	264
PC Helps Support, LLC	Common stock	N/A	N/A	N/A	1	7	—	7
PC Helps Support, LLC	Preferred stock	N/A	N/A	N/A	—	61	—	61
Secure-24, LLC	LLC Units	N/A	N/A	N/A	253	253	0.1	253
						2,005	0.6	2,096

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2012
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount/Shares/ Contracts	Cost	Percentage of Total Net Assets	Fair Value
Finance
Pillar Processing LLC*	Common stock	N/A	N/A	N/A	—	—	—	—
Healthcare, Education and Childcare
Advanced Pain Management Holdings, Inc.	Common stock	N/A	N/A	N/A	67	67	—	—
Advanced Pain Management Holdings, Inc.	Preferred stock	N/A	N/A	N/A	13	1,273	0.4	1,369
Avatar International, LLC	LP interest	N/A	N/A	N/A	1	695	0.2	695
Dialysis Newco, Inc.	LLC interest	N/A	N/A	N/A	871	871	0.2	871
G & H Wire Company, Inc.	LP interest	N/A	N/A	N/A	—	102	—	102
Hospitalists Management Group, LLC	Common stock	N/A	N/A	N/A	—	38	—	38
IntegraMed America, Inc.	Common stock	N/A	N/A	N/A	1	514	0.1	514
National Healing Corporation	Preferred stock	N/A	N/A	N/A	695	799	0.3	1,127
NeuroTherm, Inc.	Common stock	N/A	N/A	N/A	1	569	0.2	569
Pentec Holdings, Inc.	Preferred stock	N/A	N/A	N/A	1	116	—	116
Reliant Pro ReHab, LLC	Preferred stock	N/A	N/A	N/A	2	264	0.1	263
Surgical Information Systems, LLC	Common stock	N/A	N/A	N/A	4	414	0.1	414
						5,722	1.6	6,078
Home and Office Furnishings, Housewares, and Durable Consumer
Top Knobs USA, Inc.	Common stock	N/A	N/A	N/A	3	73	—	73
Leisure, Amusement, Motion Pictures and Entertainment
Competitor Group, Inc.	Preferred stock	N/A	N/A	N/A	12	88	0.1	193
Competitor Group, Inc.	Common stock	N/A	N/A	N/A	—	87	—	107
						175	0.1	300
Personal and Non-Durable Consumer Products
Massage Envy, LLC	LLC interest	N/A	N/A	N/A	749	749	0.2	749
Personal Transportation
PODS Funding Corp. II	Warrant	N/A	N/A	N/A	271	—	—	—
Printing and Publishing
Market Track, LLC	Preferred stock	N/A	N/A	N/A	—	145	—	145
Market Track, LLC	Common stock	N/A	N/A	N/A	1	145	—	145
						290	—	290

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2012

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount/Shares/Contracts	Cost	Percentage of Total Net Assets	Fair Value
Retail Stores
Barcelona Restaurants, LLC(7)	LP interest	N/A	N/A	N/A	1,996	1,996	0.7	2,538
Benihana, Inc.	LLC interest	N/A	N/A	N/A	43	699	0.2	699
Rubio's Restaurants, Inc.	Preferred stock	N/A	N/A	N/A	199	945	0.2	599
Vision Source L.P.	Common stock	N/A	N/A	N/A	9	936	0.2	936
						4,576	1.3	4,772
Total equity investments United States						$20,066	5.7%	$21,425
Total United States						$666,523	178.9%	$670,967
Total investments						$669,841	179.4%	$672,910

*	Denotes that all or a portion of the loan secures the notes offered in the Debt Securitization (as defined in Note 6).
(1)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR”) “L” or Prime “P” and which reset daily, quarterly or semiannually. For each we have provided the spread over LIBOR or Prime and the weighted average current interest rate in effect at September 30, 2012. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.
(2)	For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect at September 30, 2012.
(3)	Loan was on non-accrual status as of September 30, 2012, meaning that the Company has ceased recognizing interest income on the loan.
(4)	A portion of the interest may be deferred through a payment-in-kind (“PIK”) rate option.
(5)	The negative fair value is the result of the capitalized discount on the loan or the unfunded commitment being valued below par. The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan.
(6)	The entire commitment was unfunded at September 30, 2012. As such, no interest is being earned on this investment.
(7)	The Company is an “affiliated person,” as that term is defined in the 1940 Act, of the portfolio company as it owns five percent or more of the portfolio company’s voting securities.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments
September 30, 2011
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Net Assets	Fair Value
Investments
Canada
Debt investments
Leisure, Amusement, Motion Pictures, Entertainment
Extreme Fitness, Inc.(6)	Subordinated debt	N/A	14.50%	11/2015	$2,799	$2,748	0.8%	$2,799
Total Canada					$2,799	$2,748	0.8%	$2,799
Fair Value as percentage of Principal Amount								100.0%
United States
Debt investments
Aerospace and Defense
Whitcraft LLC	Subordinated debt	N/A	12.00%	12/2018	$1,877	$1,843	0.6%	$1,877
Automobile
CLP Auto Interior Corporation*	Senior loan	L + 4.75%	4.99%	06/2013	3,146	3,146	0.9	2,988
Driven Brands, Inc.*	Senior loan	L + 5.00%	6.53%	10/2014	5,109	5,109	1.6	5,108
					8,255	8,255	2.5	8,096
Banking
Prommis Solutions Inc.*(5)	Senior loan	P + 3.25%	5.25%	02/2013	1,237	1,237	0.2	928
					1,237	1,237	0.2	928
Beverage, Food and Tobacco
ABP Corporation*	Senior loan	L + 5.25%	6.75%	06/2016	4,582	4,498	1.4	4,581
ABP Corporation(3)	Senior loan	L + 5.25%	N/A (4)	06/2016	—	(7)	—	—
Ameriqual Group, LLC*	Senior loan	L + 5.00%	6.51%	03/2016	1,960	1,924	0.6	1,960
Ameriqual Group, LLC*	Senior loan	L + 7.50%	9.00%	03/2016	848	833	0.3	848
Atkins Nutrionals, Inc.	Second lien	L + 10.92%	12.92%	12/2015	5,028	4,944	1.6	5,028
Bertucci's Corporation*	Second lien	L + 11.26%	14.27%	07/2012	1,943	1,921	0.6	1,943
IL Fornaio (America) Corporation*	Senior loan	L + 5.25%	6.50%	06/2017	4,831	4,808	1.5	4,807
Julio & Sons Company(3)	Senior loan	L + 7.00%	N/A (4)	09/2014	—	(22)	—	(22)
Julio & Sons Company(3)	Senior loan	L + 7.00%	N/A (4)	09/2016	—	(15)	—	(15)
Julio & Sons Company*	Senior loan	L + 7.00%	8.50%	09/2016	7,175	7,104	2.2	7,103
Noodles & Company*	Senior loan	L + 4.50%	5.75%	02/2016	1,621	1,607	0.5	1,621
Richelieu Foods, Inc.*	Senior loan	L + 5.00%	6.76%	11/2015	2,225	2,174	0.7	2,225
Richelieu Foods, Inc.	Senior loan	P + 4.00%	7.25%	11/2015	132	119	—	132
					30,345	29,888	9.4	30,211
Building and Real Estate
American Fire Protection Group, Inc.(5)	Senior loan	L + 6.75%	9.00%	06/2011	4,422	4,124	0.3	1,105
ASP PDM Acquisition Co. LLC*	Senior loan	L + 2.75%	3.29%	12/2013	457	436	0.1	411
Infiltrator Systems, Inc.*	Senior loan	L + 5.50%	8.50%	09/2012	7,548	7,405	2.4	7,548
ITEL Laboratories, Inc.*	Senior loan	L + 4.50%	5.75%	03/2014	7,633	7,556	2.4	7,633
KHKI Acquisition, Inc.	Senior loan	L + 6.00%	8.50%	03/2012	118	118	—	118
KHKI Acquisition, Inc.	Senior loan	L + 6.00%	8.50%	03/2013	2,600	2,598	0.7	2,080
Tecta America Corp.	Senior loan	P + 5.75%	9.00%	03/2014	2,285	2,285	0.6	2,029
					25,063	24,522	6.5	20,924
Cargo Transport
TMW Systems, Inc.*	Senior loan	L + 4.25%	5.80%	05/2016	2,167	2,137	0.7	2,102
Chemicals, Plastics and Rubber
Flint Trading, Inc.*	Senior loan	L + 7.25%	8.75%	06/2016	12,466	12,403	3.9	12,466
Flint Trading, Inc.(3)	Senior loan	L + 7.25%	N/A (4)	06/2016	—	(10)	—	—
Syrgis Holdings, Inc.*	Senior loan	L + 5.50%	7.75%	08/2012	186	182	0.1	186
Syrgis Holdings, Inc.*	Senior loan	L + 6.00%	8.25%	08/2013	864	836	0.3	864
Syrgis Holdings, Inc.*	Senior loan	L + 8.50%	10.75%	02/2014	474	457	0.1	474
					13,990	13,868	4.4	13,990

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2011
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Containers, Packaging and Glass
Fort Dearborn Company*	Senior loan	L + 4.75%	6.65%	08/2015	23	22	—	23
Fort Dearborn Company*	Senior loan	L + 5.25%	7.12%	08/2016	49	48	—	49
Fort Dearborn Company*	Senior loan	L + 4.75%	6.50%	08/2015	1,473	1,450	0.5	1,473
Fort Dearborn Company*	Senior loan	L + 5.25%	7.00%	08/2016	3,258	3,205	1.0	3,258
					4,803	4,725	1.5	4,803
Diversified Conglomerate Manufacturing
Heat Transfer Parent, Inc.*	Senior loan	L + 3.00%	3.24%	06/2013	1,790	1,748	0.5	1,682
Neptco Inc.(6)	Senior loan	L + 6.00%	8.00%	03/2013	3,920	3,838	1.1	3,607
OnCore Manufacturing LLC*	Senior loan	L + 8.00%	11.00%	06/2016	3,542	3,482	1.2	3,648
Pasternack Enterprises, Inc.*	Senior loan	L + 4.50%	6.00%	02/2014	4,467	4,381	1.4	4,377
Sunless Merger Sub, Inc.*	Senior loan	L + 5.00%	6.25%	07/2016	2,412	2,400	0.8	2,400
Sunless Merger Sub, Inc.(3)	Senior loan	L + 5.00%	N/A (4)	07/2016	—	(1)	—	(1)
Tecomet Inc.(3)	Senior loan	L + 5.25%	N/A (4)	12/2015	—	(7)	—	—
Tecomet Inc.*	Senior loan	L + 5.25%	7.00%	12/2015	4,564	4,520	1.4	4,564
Vintage Parts, Inc.*	Senior loan	L + 5.50%	5.75%	12/2013	6,596	6,534	2.0	6,398
Vintage Parts, Inc.*	Senior loan	L + 6.00%	8.50%	12/2013	92	92	—	92
Vintage Parts, Inc.*	Senior loan	L + 8.00%	9.75%	12/2013	1,378	1,415	0.4	1,420
					28,761	28,402	8.8	28,187
Diversified Conglomerate Service
Benetech, Inc.*	Senior loan	L + 5.00%	5.22%	12/2013	8,845	8,649	2.8	8,845
CIBT Holdings(3)	Senior loan	L + 4.75%	N/A (4)	12/2015	—	(3)	—	—
CIBT Holdings*	Senior loan	L + 4.75%	6.50%	12/2015	1,055	1,055	0.3	1,055
Compass Group Diversified Holdings, LLC*	Senior loan	L + 4.00%	4.25%	12/2013	4,444	4,444	1.4	4,444
Cortz, Inc.*	Senior loan	L + 5.50%	7.00%	03/2014	6,624	6,585	2.1	6,624
Digital Technology International, LLC(3)	Senior loan	P + 6.00%	N/A (4)	09/2016	—	(9)	—	(9)
Digital Technology International, LLC	Senior loan	L + 7.25%	8.75%	09/2016	6,495	6,365	2.0	6,430
EAG, Inc.*	Senior loan	P + 3.50%	6.75%	07/2017	2,732	2,687	0.9	2,732
Evolution1, Inc.(3)	Senior loan	L + 4.75%	N/A (4)	06/2016	—	(24)	—	(33)
Evolution1, Inc.(3)	Senior loan	L + 4.75%	N/A (4)	06/2016	—	(5)	—	(7)
Evolution1, Inc.*	Senior loan	L + 4.75%	6.25%	06/2016	4,654	4,588	1.4	4,561
HighJump Acquisition LLC(3)	Senior loan	L + 8.75%	N/A (4)	07/2016	—	(15)	—	(16)
HighJump Acquisition LLC	Senior loan	L + 8.75%	10.00%	07/2016	5,496	5,417	1.7	5,469
NS Holdings, Inc.*(3)	Senior loan	L + 6.25%	N/A (4)	06/2015	—	(6)	—	—
NS Holdings, Inc.*	Senior loan	L + 6.28%	7.65%	06/2015	2,140	2,107	0.7	2,140
QuadraMed Corporation*	Senior loan	L + 5.25%	6.75%	07/2016	1,215	1,203	0.4	1,202
Royall & Company*	Senior loan	L + 5.00%	6.50%	11/2015	770	757	0.2	770
The Service Companies, Inc.*	Senior loan	L + 6.50%	9.00%	03/2014	5,573	5,573	1.8	5,573
Sumtotal Systems, Inc.*	Senior loan	L + 4.25%	5.50%	12/2015	1,552	1,536	0.5	1,552
					51,595	50,904	16.2	51,332

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2011
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Diversified Natural Resources, Precious Metals, and Minerals
Metal Spinners, Inc.*	Senior loan	L + 7.00%	10.00%	12/2014	1,728	1,681	0.5	1,728
Metal Spinners, Inc.*(6)	Senior loan	L + 11.00%	14.00%	12/2014	3,153	3,072	1.0	3,153
					4,881	4,753	1.5	4,881
Electronics
Cape Electrical Supply LLC*(6)	Senior loan	L + 6.25%	7.50%	11/2013	1,973	1,899	0.6	1,973
Entrust, Inc.*	Senior loan	L + 7.22%	8.72%	03/2017	4,273	4,259	1.3	4,273
Entrust, Inc.*	Senior loan	L + 7.23%	8.73%	03/2017	9,971	9,961	3.1	9,971
Syncsort Incorporated(3)	Senior loan	L + 5.50%	N/A (4)	03/2015	—	(6)	—	—
Syncsort Incorporated*	Senior loan	L + 5.50%	7.50%	03/2015	8,981	8,981	2.8	8,981
Time-O-Matic, Inc.(6)	Subordinated debt	N/A	13.25%	12/2016	11,416	11,199	3.6	11,416
					36,614	36,293	11.4	36,614
Farming and Agriculture
AGData, L.P.	Senior loan	L + 6.25%	7.75%	08/2016	2,972	2,931	0.9	2,972
Finance
Bonddesk Group LLC*	Senior loan	L + 5.00%	6.50%	09/2016	1,018	1,008	0.3	1,008
Pillar Processing LLC*	Senior loan	L + 5.50%	5.73%	05/2014	3,125	3,125	0.9	2,969
Pillar Processing LLC*	Senior loan	N/A	14.50%	11/2013	3,018	3,012	0.9	2,807
					7,161	7,145	2.1	6,784

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2011
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Healthcare, Education and Childcare
ADG, LLC(3)	Senior loan	L + 4.75%	N/A (4)	03/2014	—	(5)	—	—
ADG, LLC	Senior loan	P + 3.75%	7.00%	03/2014	21	17	—	21
ADG, LLC*	Senior loan	L + 4.75%	6.25%	03/2014	3,389	3,389	1.1	3,389
Advanced Pain Management Holdings, Inc.(6)	Subordinated debt	N/A	14.00%	06/2016	7,798	7,632	2.5	7,798
Avatar International, LLC*	Senior loan	L + 7.50%	8.75%	09/2016	8,056	7,917	2.5	7,955
Avatar International, LLC(3)	Senior loan	L + 7.50%	N/A (4)	09/2016	—	(10)	—	(10)
Campus Management Acquisition Corp.	Second lien	L + 8.25%	10.00%	09/2015	5,315	5,230	1.7	5,315
CHS/Community Health Systems, Inc.*	Senior loan	L + 2.25%	2.57%	07/2014	519	514	0.2	486
Community Hospices of America, Inc.(3)	Senior loan	L + 5.50%	N/A (4)	12/2015	—	(6)	—	—
Community Hospices of America, Inc.*	Senior loan	L + 5.50%	7.25%	12/2015	5,233	5,145	1.7	5,233
Community Hospices of America, Inc.(6)	Subordinated debt	L + 11.75%	13.75%	06/2016	1,822	1,784	0.6	1,822
DDC Center Inc.*	Senior loan	L + 6.50%	9.50%	10/2014	8,591	8,591	2.7	8,420
Delta Educational Systems, Inc.*	Senior loan	P + 2.75%	6.00%	06/2012	2,924	2,881	0.9	2,924
Den-Mat Holdings, LLC(5)(6)	Senior loan	L + 7.50%	8.50%	06/2014	3,419	3,350	0.3	858
Ernest Healthcare, Inc.*	Senior loan	L + 4.75%	6.25%	05/2016	2,527	2,504	0.8	2,527
G & H Wire Company, Inc.(3)	Senior loan	L + 5.50%	N/A (4)	12/2015	—	(11)	—	—
G & H Wire Company, Inc.*	Senior loan	L + 5.50%	7.25%	12/2015	5,775	5,674	1.8	5,775
Hospitalists Management Group, LLC(3)	Senior loan	L + 4.50%	N/A (4)	05/2017	—	(13)	—	(18)
Hospitalists Management Group, LLC	Senior loan	L + 4.50%	6.00%	05/2017	415	402	0.1	397
Hospitalists Management Group, LLC	Senior loan	P + 3.50%	6.75%	05/2017	4,175	4,077	1.3	4,091
The Hygenic Corporation*	Senior loan	L + 2.50%	2.75%	04/2013	2,242	2,209	0.7	2,197
Integrated DNA Technologies, Inc.(6)	Subordinated debt	N/A	14.00%	04/2015	3,800	3,752	1.2	3,800
Integrated DNA Technologies, Inc.(6)	Subordinated debt	N/A	14.00%	04/2015	450	444	0.1	450
Integrated DNA Technologies, Inc.(3)	Subordinated debt	N/A	N/A (4)	04/2015	—	(6)	—	—
Maverick Healthcare Group, LLC*	Senior loan	L + 5.50%	7.25%	12/2016	2,251	2,219	0.7	2,251
NeuroTherm, Inc.	Senior loan	L + 5.00%	6.50%	02/2016	243	236	0.1	243
NeuroTherm, Inc.*	Senior loan	L + 5.00%	6.50%	02/2016	1,707	1,673	0.5	1,707
Reliant Pro ReHab, LLC*	Senior loan	L + 4.75%	6.00%	06/2016	3,793	3,730	1.2	3,755
Reliant Pro ReHab, LLC(3)	Senior loan	L + 4.75%	N/A (4)	06/2016	—	(21)	—	(18)
Reliant Pro ReHab, LLC(3)	Senior loan	L + 4.75%	N/A (4)	06/2016	—	(10)	—	(6)
Sterilmed, Inc.*(6)	Senior loan	L + 8.50%	10.00%	07/2016	3,079	3,079	1.0	3,079
Sterilmed, Inc.(3)	Senior loan	L + 6.25%	N/A (4)	07/2015	—	(7)	—	—
Surgical Information Systems, LLC	Second lien	L + 7.73%	9.23%	12/2015	5,047	4,961	1.6	5,047
TIDI Products, LLC*	Senior loan	L + 5.00%	6.50%	05/2015	2,228	2,228	0.7	2,228
TIDI Products, LLC(3)	Senior loan	L + 5.00%	N/A (4)	05/2015	—	(5)	—	—
United Surgical Partners International, Inc.*	Senior loan	L + 2.00%	2.24%	04/2014	1,514	1,514	0.5	1,430
					86,333	85,058	26.5	83,146

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2011
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Home and Office Furnishings, Housewares, and Durable Consumer
Amerifile, LLC*	Senior loan	L + 5.00%	6.50%	03/2016	4,434	4,375	1.4	4,434
Top Knobs USA, Inc.*	Senior loan	L + 5.75%	7.75%	11/2016	1,176	1,156	0.4	1,176
WII Components, Inc.*	Senior loan	L + 4.75%	6.25%	07/2016	1,824	1,798	0.6	1,797
WII Components, Inc.(3)	Senior loan	L + 4.75%	N/A (4)	07/2016	—	(2)	—	(2)
Zenith Products Corporation*	Senior loan	L + 5.00%	5.43%	09/2013	4,141	4,090	1.3	4,058
					11,575	11,417	3.7	11,463
Leisure, Amusement, Motion Pictures and Entertainment
Competitor Group, Inc.	Senior loan	L + 7.50%	9.50%	09/2015	389	370	0.1	389
Competitor Group, Inc.	Senior loans	L + 7.50%	N/A (4)	09/2015	3,557	3,468	1.1	3,557
Competitor Group, Inc.*	Senior loan	L + 7.50%	9.50%	09/2015	7,783	7,629	2.5	7,783
Octane Fitness, LLC*	Senior loan	L + 4.60%	4.85%	03/2013	4,675	4,596	1.4	4,582
Optronics Product Company, Inc.*	Senior loan	L + 4.50%	5.50%	12/2012	79	77	—	79
Optronics Product Company, Inc.*	Second lien	L + 7.25%	8.25%	12/2013	2,489	2,412	0.8	2,489
Premier Yachts, Inc.(3)	Senior loan	L + 5.50%	N/A (4)	12/2015	—	(3)	—	—
Premier Yachts, Inc.*	Senior loan	L + 5.50%	7.00%	12/2015	681	670	0.2	681
Pride Manufacturing Company, LLC*	Senior loan	L + 5.50%	7.25%	11/2015	819	805	0.3	819
					20,472	20,024	6.4	20,379
Oil and Gas
Tri-County Petroleum, Inc.(6)	Subordinated debt	N/A	14.00%	08/2015	7,206	7,077	2.3	7,206
Tri-County Petroleum, Inc.*	Senior loan	L + 5.00%	6.50%	02/2015	6,480	6,359	2.0	6,480
Tri-County Petroleum, Inc.*	Senior loan	L + 4.50%	6.02%	02/2015	3,051	3,024	1.0	3,051
					16,737	16,460	5.3	16,737

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2011
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Personal and Non-Durable Consumer Products
Dr. Miracles, Inc.*(6)	Senior loan	L + 7.50%	10.00%	03/2014	3,344	3,317	1.0	3,210
Massage Envy, LLC(3)	Senior loan	L + 5.00%	N/A (4)	06/2016	—	(1)	—	—
Massage Envy, LLC*	Senior loan	L + 5.00%	6.50%	06/2016	6,742	6,742	2.2	6,742
MTS Medication Technologies, Inc.(3)	Senior loan	P + 4.25%	N/A (4)	06/2016	—	(2)	—	—
MTS Medication Technologies, Inc.*	Senior loan	L + 5.50%	7.00%	06/2016	1,601	1,590	0.5	1,601
Strategic Partners, Inc.(6)	Subordinated debt	N/A	14.00%	02/2017	9,636	9,415	3.1	9,636
					21,323	21,061	6.8	21,189
Personal, Food and Miscellaneous Services
Affordable Care Inc.(3)	Senior loan	L + 5.00%	N/A (4)	12/2015	—	(8)	—	—
Affordable Care Inc.*	Senior loan	L + 5.00%	6.50%	12/2015	3,686	3,638	1.2	3,686
Automatic Bar Controls, Inc.*	Senior loan	L + 5.75%	7.44%	03/2016	1,125	1,110	0.4	1,125
Automatic Bar Controls, Inc.(3)	Senior loan	P + 4.75%	8.00%	03/2016	2	(1)	—	2
Ignite Restaurant Group, Inc.*	Senior loan	L + 4.75%	6.25%	03/2016	6,633	6,633	2.1	6,633
NVA Acquisition Company	Senior loan	L + 4.25%	5.50%	06/2016	1,900	1,900	0.6	1,824
Restaurant Technologies, Inc.(3)	Senior loan	L + 4.75%	N/A (4)	05/2017	—	(2)	—	—
Restaurant Technologies, Inc.*	Senior loan	L + 4.75%	6.00%	05/2017	1,116	1,106	0.4	1,116
Trusthouse Service Group, Inc.(3)	Senior loan	L + 5.13%	N/A (4)	07/2017	—	(5)	—	(5)
Trusthouse Service Group, Inc.	Senior loan	P + 4.13%	7.38%	07/2016	3	3	—	3
Trusthouse Service Group, Inc.	Senior loan	L + 5.13%	6.63%	07/2017	1,044	1,029	0.3	1,029
Vetcor Professional Practices LLC*	Senior loan	L + 6.00%	7.50%	02/2015	1,944	1,944	0.6	1,944
Vetcor Professional Practices LLC(3)	Senior loan	L + 6.00%	N/A (4)	02/2015	—	(120)	—	—
Vetcor Professional Practices LLC	Senior loan	L + 6.00%	7.50%	02/2015	2,020	2,020	0.6	2,020
					19,473	19,247	6.2	19,377
Printing and Publishing
Market Track, LLC(3)	Senior loan	L + 7.75%	N/A (4)	11/2015	—	(20)	—	—
Market Track, LLC*	Senior loan	L + 7.75%	9.25%	11/2015	12,768	12,563	4.1	12,768
Trade Service Company, LLC(3)	Senior loan	L + 5.25%	N/A (4)	06/2013	—	(1)	—	—
Trade Service Company, LLC*	Senior loan	L + 5.25%	6.75%	06/2013	1,342	1,338	0.5	1,342
Trade Service Company, LLC*(6)	Senior loan	N/A	14.00%	06/2013	765	763	0.3	765
					14,875	14,643	4.9	14,875

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2011
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount	Cost	Percentage of Total Net Assets	Fair Value
Retail Stores
Chuy's OPCO, Inc.(3)	Senior loan	L + 7.00%	N/A (4)	05/2016	—	(3)	—	—
Chuy's OPCO, Inc.(3)	Senior loan	L + 7.00%	N/A (4)	05/2016	—	(21)	—	—
Chuy's OPCO, Inc.	Senior loan	L + 7.00%	8.50%	05/2016	8,639	8,458	2.8	8,639
DTLR, Inc.	Senior loan	L + 8.00%	11.00%	12/2015	5,861	5,738	1.9	5,861
The Marshall Retail Group, LLC*	Senior loan	L + 4.50%	7.25%	04/2013	2,574	2,516	0.8	2,574
The Marshall Retail Group, LLC*	Second lien	L + 6.50%	9.25%	04/2013	2,100	2,063	0.7	2,100
Rubio's Restaurants, Inc.*	Senior loan	L + 7.00%	8.75%	06/2015	9,433	9,280	3.0	9,433
Vision Source L.P.*	Senior loan	L + 6.75%	8.00%	04/2016	13,669	13,411	4.3	13,669
Vision Source L.P.	Senior loan	L + 6.75%	8.00%	04/2016	142	131	—	142
					42,418	41,573	13.5	42,418
Telecommunications
Hosting.com	Senior loan	L + 6.75%	N/A (4)	05/2014	—	—	—	—
Hosting.com*	Senior loan	L + 6.75%	8.25%	05/2014	2,084	2,084	0.7	2,084
NameMedia, Inc.	Senior loan	P + 5.00%	8.25%	11/2014	9	8	—	8
NameMedia, Inc.	Senior loan	L + 6.00%	7.50%	11/2014	2,486	2,439	0.8	2,461
West Corporation(3)	Senior loan	L + 2.00%	N/A (4)	10/2012	—	(124)	(0.1)	(200)
					4,579	4,407	1.4	4,353
Total debt investments United States					$457,506	$450,793	141.4%	$447,638
Fair Value as a percentage of Principal Amount								97.8%

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments
September 30, 2011
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount / Shares / Contracts	Cost	Percentage of Total Net Assets	Fair Value
Equity investments
Aerospace and Defense
Whitcraft LLC	Common stock	N/A	N/A	N/A	1	$670	0.2%	$670
Whitcraft LLC	Warrant	N/A	N/A	N/A	—	—	—	117
						670	0.2	787
Beverage, Food and Tobacco
Atkins Nutrionals, Inc.	LLC interest	N/A	N/A	N/A	57	838	0.3	838
Julio & Sons Company	LLC interest	N/A	N/A	N/A	521	521	0.2	521
Richelieu Foods, Inc.	LP interest	N/A	N/A	N/A	220	220	0.1	220
						1,579	0.6	1,579
Diversified Conglomerate Manufacturing
Neptco Inc.	Warrant	N/A	N/A	N/A	—	—	—	—
Sunless Merger Sub, Inc.	LP interest	N/A	N/A	N/A	—	148	0.1	148
						148	0.1	148
Healthcare, Education and Childcare
Advanced Pain Management Holdings, Inc.	Common stock	N/A	N/A	N/A	67	67	—	67
Advanced Pain Management Holdings, Inc.	Preferred stock	N/A	N/A	N/A	13	1,273	0.4	1,273
Avatar International, LLC	LP interest	N/A	N/A	N/A	1	651	0.2	651
G & H Wire Company, Inc.	LP interest	N/A	N/A	N/A	—	102	—	102
Hospitalists Management Group, LLC	Common stock	N/A	N/A	N/A	—	38	—	38
NeuroTherm, Inc.	Common stock	N/A	N/A	N/A	1	569	0.2	569
Reliant Pro ReHab, LLC	Preferred stock	N/A	N/A	N/A	2	264	0.1	263
Surgical Information Systems, LLC	Common stock	N/A	N/A	N/A	4	414	0.1	414
						3,378	1.0	3,377
Home and Office Furnishings, Housewares, and Durable Consumer
Top Knobs USA, Inc.	Common stock	N/A	N/A	N/A	3	73	—	73
Personal and Non-Durable Consumer Products
Strategic Partners, Inc.	LLC interest	N/A	N/A	N/A	169	1,691	0.5	1,691

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Consolidated Schedule of Investments (Continued)
September 30, 2011
(In thousands)

	Investment Type	Spread Above Index(1)	Interest Rate(2)	Maturity Date	Principal Amount / Shares / Contracts	Cost	Percentage of Total Net Assets	Fair Value
Retail Stores
Rubio's Restaurants, Inc.	Preferred stock	N/A	N/A	N/A	199	945	0.3	799
Vision Source L.P.	Common stock	N/A	N/A	N/A	9	936	0.3	936
						1,881	0.6	1,735
Total equity investments United States						$9,420	3.0%	$9,390
Total United States						$460,213	144.4%	$457,028
Total investments						$462,961	145.2%	$459,827
Derivatives, at fair value Futures contracts sold (Note 7)	Financial futures contracts	N/A	N/A	12/2011	250	$—	(0.1)%	$(141)
Total return swap (Note 7)	Total return swap	N/A	N/A	06/2014	N/A	$—	(0.7)%	$(1,845)
Total derivative instruments						$—	(0.7)%	$(1,986)

*	Denotes that all or a portion of the loan secures the notes offered in the Debt Securitization.
(1)	The majority of the investments bear interest at a rate that may be determined by reference to LIBOR “L” or Prime “P” and which reset daily, quarterly or semiannually. For each we have provided the spread over LIBOR or Prime and the weighted average current interest rate in effect at September 30, 2011. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.
(2)	For portfolio companies with multiple interest rate contracts, the interest rate shown is a weighted average current interest rate in effect at September 30, 2011.
(3)	The negative fair value is the result of the capitalized discount on the loan or the unfunded commitment being valued below par. The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan.
(4)	The entire commitment was unfunded at September 30, 2011. As such, no interest is being earned on this investment.
(5)	Loan was on non-accrual status as of September 30, 2011, meaning that the Company has ceased recognizing interest income on the loan.
(6)	A portion of the interest may be deferred through a PIK rate option.

See Notes to Consolidated Financial Statements.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 1. Organization

Golub Capital BDC, Inc. (“GBDC” and, collectively with its subsidiaries, the “Company”) is an externally managed, closed-end, non-diversified management investment company. GBDC has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, GBDC has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

On April 13, 2010, Golub Capital BDC LLC (“GC LLC”) converted from a Delaware limited liability company to a Delaware corporation, leaving GBDC as the surviving entity (the “Conversion”). At the time of the Conversion, all limited liability company interests were exchanged for 8,984,863 shares of common stock in GBDC. GBDC had no assets or operations prior to the Conversion and, as a result, the books and records of GC LLC have become the books and records of the surviving entity. On April 14, 2010, GBDC completed its initial public offering (the “Offering”).

GC LLC was formed in the State of Delaware on November 9, 2009 to continue and expand the business of Golub Capital Master Funding LLC (“GCMF”) which commenced operations on July 7, 2007. All of the outstanding limited liability company interests in GCMF were initially held by three Delaware limited liability companies, Golub Capital Company IV, LLC, Golub Capital Company V LLC and Golub Capital Company VI LLC (collectively, the “Capital Companies”). In November 2009, the Capital Companies formed GC LLC, into which they contributed 100% of the limited liability company interests of GCMF and from which they received a proportionate number of limited liability company interests in GC LLC. In February 2010, GEMS Fund L.P. (“GEMS”), a limited partnership affiliated through common management with the Capital Companies, purchased an interest in GC LLC. As a result of the Conversion, the Capital Companies and GEMS received shares of common stock in GBDC.

Subsequent to the Conversion, GCMF became a wholly owned subsidiary of GBDC. GCMF’s financial results are consolidated with GBDC, and the portfolio investments held by GCMF are included in the Company’s consolidated financial statements. All intercompany balances and transactions have been eliminated.

The Company’s investment strategy is to invest in senior secured, one stop (a loan that combines characteristics of traditional first lien senior secured loans and second lien or subordinated loans), second lien and mezzanine (a loan that ranks senior only to a borrower’s equity securities and ranks junior to all of such borrower’s other indebtedness in priority of payment) loans and warrants and equity securities to middle market companies that are, in most cases, sponsored by private equity investors. The Company has entered into an investment advisory agreement (the “Investment Advisory Agreement”) with GC Advisors LLC (the “Investment Adviser”), under which the Investment Adviser manages the day-to-day operations of, and provides investment advisory services to, the Company. Prior to April 14, 2010, Golub Capital Incorporated (the “Investment Manager”) served as the investment adviser for the Company.

Note 2. Significant Accounting Policies and Recent Accounting Updates

Basis of presentation:  The accompanying consolidated financial statements of the Company and related financial information have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the requirements for reporting on Form 10-K and Articles 6 or 10 of Regulation S-X. In the opinion of management, the consolidated financial statements reflect all adjustments and reclassifications consisting solely of normal accruals that are necessary for the fair presentation of financial results as of and for the periods presented. All intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current period presentation.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Significant Accounting Policies and Recent Accounting Updates  – (continued)

Fair value of financial instruments:  The Company applies fair value to all of its financial instruments in accordance with Accounting Standards Codification (“ASC”) Topic 820 — Fair Value Measurements and Disclosures. ASC Topic 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC Topic 820, the Company has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

The availability of observable inputs can vary depending on the financial instrument and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market and the current market conditions. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for financial instruments classified as Level 3.

Any changes to the valuation methodology are reviewed by management and the Company’s board of directors (the “Board”) to confirm that the changes are justified. As markets change, new products develop and the pricing for products becomes more or less transparent, the Company will continue to refine its valuation methodologies.

Use of estimates:  The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation:  As permitted under Regulation S-X and ASC Topic 946 — Financial Services — Investment Companies, the Company will generally not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of the Company’s subsidiaries in its consolidated financial statements.

Assets related to transactions that do not meet ASC Topic 860 — Transfers and Servicing requirements for accounting sale treatment are reflected in the Company’s consolidated statements of financial condition as investments. Those assets are owned by special purpose entities that are consolidated in the Company’s financial statements. The creditors of the special purpose entities have received security interests in such assets and such assets are not intended to be available to the creditors of the Company (or any affiliate of the Company).

Cash and cash equivalents:  Cash and cash equivalents are highly liquid investments with an original maturity of three months or less at the date of acquisition. The Company deposits its cash in financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Restricted cash and cash equivalents:  Restricted cash and cash equivalents include amounts that are collected and are held by trustees who have been appointed as custodians of the assets securing certain of the Company’s financing transactions. Restricted cash is held by the trustees for payment of interest expense and principal on the outstanding borrowings or reinvestment into new assets. In addition, restricted cash and cash equivalents include amounts held within the Company’s small business investment company (“SBIC”). This

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Significant Accounting Policies and Recent Accounting Updates  – (continued)

amount is generally restricted to the originations of new loans from the SBIC and the payment of U.S. Small Business Administration (“SBA”) debentures and related interest expense.

Revenue recognition:

Investments and related investment income:  Interest income is accrued based upon the outstanding principal amount and contractual interest terms of debt investments. In addition, the Company may generate revenue in the form of commitment, origination, amendment, structuring or due diligence fees, fees for providing managerial assistance and consulting fees. Loan origination fees, original issue discount and market discount or premium are capitalized, and the Company accretes or amortizes such amounts over the life of the loan as interest income. All other income is recorded into income when earned. The Company records prepayment premiums on loans as interest income. When the Company receives principal payments on a loan in an amount that exceeds the loan’s accreted or amortized cost, it records the excess principal payment as interest income. For the years ended September 30, 2012, 2011 and 2010, interest income included $5,089, $5,074 and $7,654, respectively, of accretion of discounts.

As of September 30, 2012 and 2011, the Company had interest receivable of $3,906 and $3,063, respectively. For the years ended September 30, 2012, 2011 and 2010, the Company earned interest of $57,482, $39,150 and $33,150, respectively. For the years ended September 30, 2012, 2011 and 2010, the Company received interest in cash, which excludes income from amortization of loan origination fees, original issue discount and market discount or premium, in the amounts of $50,338, $37,103 and $33,067, respectively. For the years ended September 30, 2012, 2011 and 2010, the Company received loan origination fees of $8,306, $5,346 and $3,068 respectively. These loan origination fees are capitalized and amortized over the life of the loan as interest income.

For investments with contractual PIK interest, which represents contractual interest accrued and added to the principal balance that generally becomes due at maturity, the Company will not accrue PIK interest if the portfolio company valuation indicates that the PIK interest is not collectible. For the years ended September 30, 2012, 2011 and 2010, the Company recorded PIK income of $2,100, $940 and $325, respectively, and received PIK payments in cash of $888, $344 and $38, respectively.

Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies. For the years ended September 30, 2012, the Company recorded dividend income of $377. The Company did not earn dividend income for the years ended September 30, 2011 and 2010.

Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the cost basis of investment, without regard to unrealized gains or losses previously recognized. The Company reports current period changes in fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation (depreciation) on investments in the consolidated statements of operations.

Non-accrual loans:  A loan may be left on accrual status during the period the Company is pursuing repayment of the loan. Management reviews all loans that become 90 days or more past due on principal and interest, or when there is reasonable doubt that principal or interest will be collected, for possible placement on non-accrual status. When a loan is placed on non-accrual status, unpaid interest credited to income is reversed. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current. The total fair value of non-accrual loans was $3,222 and $2,891 as of September 30, 2012 and 2011, respectively.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Significant Accounting Policies and Recent Accounting Updates  – (continued)

Income taxes:  The Company has elected to be treated as a RIC under Subchapter M of the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Company is required to meet certain source of income and asset diversification requirements and timely distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code, for each year. The Company has made, and intends to continue to make, the requisite distributions to its stockholders, which will generally relieve the Company from U.S. federal income taxes with respect to all income distributed to its stockholders.

Depending on the level of taxable income earned in a tax year, the Company may choose to retain taxable income in excess of current year dividend distributions into the next tax year in an amount less than what would trigger payments of federal income tax under subchapter M of the Code. The Company would then pay a 4% excise tax on such income, as required. To the extent that the Company determines that its estimated current year annual taxable income may exceed estimated current year dividend distributions, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned. For the years ended September 30, 2012, 2011 and 2010, no amount was recorded for U.S. federal excise tax.

The Company accounts for income taxes in conformity with ASC Topic 740 — Income Taxes. ASC Topic 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC Topic 740 requires the evaluation of tax positions taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. It is the Company’s policy to recognize accrued interest and penalties related to uncertain tax benefits in income tax expense. There were no material uncertain income tax positions through September 30, 2012. The 2009, 2010 and 2011 tax years remain subject to examination by U.S. federal and most state tax authorities.

Dividends and distributions:  Dividends and distributions to common stockholders are recorded on the declaration date. The amount to be paid out as a dividend or distribution is determined by the Board each quarter and is generally based upon the earnings estimated by management. Net realized capital gains, if any, are distributed at least annually, although the Company may decide to retain such capital gains for investment.

The Company has adopted a dividend reinvestment plan (“DRIP”) that provides for reinvestment of any distributions the Company declares in cash on behalf of its stockholders, unless a stockholder elects to receive cash. As a result, if the Board authorizes and the Company declares a cash distribution, then stockholders who have not “opted out” of the DRIP will have their cash distribution automatically reinvested in additional shares of the Company’s common stock, rather than receiving the cash dividend. The Company may use newly issued shares under the guidelines of the DRIP (if the Company’s shares are trading at a premium to net asset value), or the Company may purchase shares in the open market in connection with the obligations under the plan. In particular, if the Company’s shares are trading at a significant discount to net asset value and the Company is otherwise permitted under applicable law to purchase such shares, the Company intends to purchase shares in the open market in connection with any obligations under the DRIP.

On May 3, 2011, the Company’s Board approved an amendment to the DRIP that, in the event the market price per share of the Company’s common stock on the date of a distribution exceeds the most recently computed net asset value per share of the common stock, the Company will issue shares of common stock to participants in the DRIP at the greater of the most recently computed net asset value per share of common stock or 95% of the current market price per share of common stock (or such lesser discount to the current market price per share that still exceeds the most recently computed net asset value per share of common stock).

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 2. Significant Accounting Policies and Recent Accounting Updates  – (continued)

Deferred financing costs:  Deferred financing costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. As of September 30, 2012 and 2011, the Company had deferred financing costs of $5,898 and $5,345, respectively. These amounts are amortized and included in interest expense in the consolidated statements of operations over the estimated average life of the borrowings. Amortization expense for the years ended September 30, 2012, 2011 and 2010 was $1,455, $848 and $134, respectively.

Deferred offering costs:  Deferred offering costs consist of fees paid in relation to legal, accounting, regulatory and printing work completed in preparation of equity offerings. Deferred offering costs are charged against the proceeds from equity offerings when received. As of September 30, 2012 and 2011, deferred offering costs, which are included in other assets on the consolidated statements of financial condition, were $130 and $272, respectively.

Accounting for derivative instruments:  The Company does not utilize hedge accounting and marks its derivatives to market through net change in unrealized appreciation (depreciation) on derivative instruments in the consolidated statements of operations. For additional information on derivative instruments, refer to Note 7.

Note 3. Related Party Transactions

Investment Advisory and Management Agreement:  On April 14, 2010, GBDC entered into the Investment Advisory Agreement with the Investment Adviser, under which the Investment Adviser manages the day-to-day operations of, and provides investment advisory services to, GBDC. The Investment Advisory Agreement was subsequently amended on July 16, 2010. The Board reapproved the Investment Advisory Agreement on February 2, 2012. The Investment Adviser is a registered investment adviser with the Securities and Exchange Commission (the “SEC”).

The Investment Adviser also sponsors or manages, and may in the future sponsor or manage, other investment funds, accounts or investment vehicles, together referred to as accounts, that have investment mandates that are similar, in whole and in part, with the Company. The Investment Adviser and its affiliates may determine that an investment is appropriate for the Company and for one or more of those other accounts. In such event, depending on the availability of such investment and other appropriate factors, and pursuant to the Investment Adviser’s allocation policy, the Investment Adviser or its affiliates may determine that the Company should invest side-by-side with one or more other accounts. The Company does not intend to make any investments if they are not permitted by applicable law and interpretive positions of the SEC and its staff, or if they are inconsistent with the Investment Adviser’s allocation procedures.

The Investment Adviser receives fees for providing services, consisting of two components, a base management fee and an Incentive Fee (as defined below).

The base management fee is calculated at an annual rate equal to 1.375% of average adjusted gross assets at the end of the two most recently completed calendar quarters (including assets purchased with borrowed funds and securitization-related assets, leverage, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian but adjusted to exclude cash and cash equivalents so that investors do not pay the base management fee on such assets) and is payable quarterly in arrears. Such amount is adjusted, based on the actual number of days elapsed relative to the total number of days in such calendar quarter, for any share issuances or repurchases during such calendar quarter. For purposes of the Investment Advisory Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within 270 days of purchase (which is different than the GAAP definition, which defines cash equivalents as U.S. government securities and commercial paper instruments maturing within 90 days of purchase). To the extent that the Investment Adviser or any of its affiliates provides investment advisory, collateral management or other similar services to a subsidiary of the Company, the base management fee will

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions  – (continued)

be reduced by an amount equal to the product of (1) the total fees paid to the Investment Adviser by such subsidiary for such services and (2) the percentage of such subsidiary’s total equity, including membership interests and any class of notes not exclusively held by one or more third parties, that is owned, directly or indirectly, by the Company.

The Company has structured the calculation of the Incentive Fee to include a fee limitation such that an Incentive Fee for any quarter can only be paid to the Investment Adviser if, after such payment, the cumulative Incentive Fees paid to the Investment Adviser since April 13, 2010, the effective date of the Company’s election to become a BDC, would be less than or equal to 20.0% of the Company’s Cumulative Pre-Incentive Fee Net Income (as defined below).

The Company accomplishes this limitation by subjecting each quarterly Incentive Fee payable under the Income and Capital Gain Incentive Fee Calculation (as defined below) to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap in any quarter is equal to the difference between (a) 20.0% of Cumulative Pre-Incentive Fee Net Income and (b) cumulative Incentive Fees of any kind paid to the Investment Adviser by GBDC since April 13, 2010. To the extent the Incentive Fee Cap is zero or a negative value in any quarter, no Incentive Fee would be payable in that quarter. “Cumulative Pre-Incentive Fee Net Income” is equal to the sum of (a) Pre-Incentive Fee Net Investment Income (as defined below) for each period since April 13, 2010 and (b) cumulative aggregate realized capital gains, cumulative aggregate realized capital losses, cumulative aggregate unrealized capital depreciation and cumulative aggregate unrealized capital appreciation since April 13, 2010.

“Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the calendar quarter (including the base management fee, taxes, any expenses payable under the Investment Advisory Agreement and an administration agreement (the “Administration Agreement”) with GC Service Company, LLC (the “Administrator”), any expenses of securitizations and any interest expense and dividends paid on any outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities, accrued income that the Company has not yet received in cash.

Incentive Fees are calculated and payable quarterly in arrears (or, upon termination of the Investment Advisory Agreement, as of the termination date).

The income and capital gains incentive fee calculation (the “Income and Capital Gain Incentive Fee Calculation”) has two parts, the income component (the “Income Incentive Fee”) and the capital gains component (the “Capital Gain Incentive Fee” and, together with the Income Incentive Fee, the “Incentive Fee”). The Income Incentive Fee is calculated quarterly in arrears based on the Company’s Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter. As described in Note 7 — Derivative Instruments, in June 2011, the Company entered into a total return swap (the “TRS”) with Citibank, N.A. (“Citibank”) for the purpose of gaining economic exposure to a portfolio of broadly syndicated loans. The TRS was subsequently terminated on April 11, 2012. For purposes of the computation of the Incentive Fee, the Company:

•	treated the interest spread, which represents the difference between the interest and fees received on the reference assets underlying the TRS and the interest paid to Citibank on the settled notional value of the TRS, as part of the Income Incentive Fee; and

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions  – (continued)

•	treated the realized gains and losses on the sale or maturity of reference assets underlying the TRS and futures contracts as part of the Capital Gain Incentive Fee.

For the periods ending September 30, 2011 and prior, the Company had included interest spread payments from the TRS in the Capital Gain Incentive Fee as this is consistent with GAAP, which records such payments in net realized gains/(losses) on derivative instruments in the consolidated statement of operations. However, the Company changed its methodology in the first quarter of fiscal year 2012 pursuant to discussions with the staff of the SEC, resulting in the TRS interest spread payments being included in the Income Incentive Fee.

For the year ended September 30, 2012, the Company received interest spread payments of $2,635. For the three months ended December 31, 2011, including the interest spread payments from the TRS in the Income Incentive Fee caused an increase in the Incentive Fee by $647 as the Company was in the “catch-up” provision as described below. Upon reviewing the Income and Capital Gain Incentive Fee Calculation and the treatment of the interest spread payments from the TRS, the Investment Adviser irrevocably waived the incremental portion of the Incentive Fee attributable from the TRS interest spread payments for the three months ended December 31, 2011. For the year ended September 30, 2012, after taking into account the waiver by the Investment Adviser, the Income Incentive Fee was $6,228, rather than $6,875. The Income Incentive Fee for the years ended September 30, 2011 and 2010 was $348 and $55, respectively.

Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the Income Incentive Fee, it is possible that an Incentive Fee may be calculated under this formula with respect to a period in which the Company has incurred a loss. For example, if the Company receives Pre-Incentive Fee Net Investment Income in excess of the hurdle rate (as defined below) for a calendar quarter, the Income Incentive Fee will result in a positive value and an Incentive Fee will be paid unless the payment of such Incentive Fee would cause the Company to pay Incentive Fees on a cumulative basis that exceed 20.0% of Cumulative Pre-Incentive Fee Net Investment Income. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Company’s net assets (defined as total assets less indebtedness and before taking into account any Incentive Fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 2.0% quarterly. If market interest rates rise, the Company may be able to invest funds in debt instruments that provide for a higher return, which would increase Pre-Incentive Fee Net Investment Income and make it easier for the Investment Adviser to surpass the fixed hurdle rate and receive an Incentive Fee based on such net investment income. The Company’s Pre-Incentive Fee Net Investment Income used to calculate this part of the Incentive Fee is also included in the amount of its total assets (excluding cash and cash equivalents but including assets purchased with borrowed funds and securitization-related assets, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian) used to calculate the 1.375% base management fee annual rate.

The Company calculates the Income Incentive Fee with respect to its Pre-Incentive Fee Net Investment Income quarterly, in arrears, as follows:

•	Zero in any calendar quarter in which the Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate;
•	100% of the Company’s Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. This portion of the Company’s Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than 2.5%) is referred to as the “catch-up” provision. The catch-up is meant to provide the Investment Adviser with 20.0% of the Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply if this net investment income exceeds 2.5% in any calendar quarter; and

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions  – (continued)

•	20.0% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any calendar quarter.

The sum of these calculations yields the “Income Incentive Fee”. This amount is appropriately adjusted for any share issuances or repurchases during the quarter.

The Capital Gain Incentive Fee equals (a) 20.0% of the Company’s Capital Gain Incentive Fee Base (as defined below), if any, calculated in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), which commenced with the calendar year ending December 31, 2010, less (b) the aggregate amount of any previously paid Capital Gain Incentive Fees. The Company’s “Capital Gain Incentive Fee Base” equals the sum of (1) realized capital gains, if any, on a cumulative positive basis from the date the Company elected to become a BDC through the end of each calendar year, (2) all realized capital losses on a cumulative basis and (3) all unrealized capital depreciation on a cumulative basis.

•	The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in the Company’s portfolio when sold is less than (b) the accreted or amortized cost base of such investment.
•	The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in the Company’s portfolio when sold and (b) the accreted or amortized cost basis of such investment.
•	The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company’s portfolio as of the applicable Capital Gain Incentive Fee calculation date and (b) the accreted or amortized cost basis of such investment.

The Company accrues the Capital Gain Incentive Fee if, on a cumulative basis, the sum of net realized gains/(losses) plus net unrealized appreciation/(depreciation) is positive. The Capital Gain Incentive Fee is calculated on a cumulative basis from April 13, 2012 through the end of each calendar year. For the years ended September 30, 2012, 2011 and 2010, the Capital Gain Incentive Fee was zero.

The sum of the Income Incentive Fee and the Capital Gain Incentive Fee is the “Incentive Fee.”

As described above, the Incentive Fee will not be paid at any time if, after such payment, the cumulative Incentive Fees paid to date would be greater than 20.0% of the Company’s Cumulative Pre-Incentive Fee Net Investment Income since the effective date of the Company’s election to be treated as a BDC. Such amount, less any Incentive Fees previously paid, is referred to as the “Incentive Fee Cap.” If, for any relevant period, the Incentive Fee Cap calculation results in the Company paying less than the amount of the Incentive Fee calculated above, then the difference between the Incentive Fee and the Incentive Fee Cap will not be paid by GBDC and will not be received by the Investment Adviser as an Incentive Fee either at the end of such relevant period or at the end of any future period.

Administration Agreement:  GBDC has also entered into the Administration Agreement. Under the Administration Agreement, the Administrator furnishes GBDC with office facilities and equipment, provides GBDC with clerical, bookkeeping and record keeping services at such facilities and provides GBDC with other administrative services as the Administrator, subject to review by the Board, determines necessary to conduct GBDC’s day-to-day operations. GBDC reimburses the Administrator the allocable portion (subject to the review and approval of the Board) of overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, fees and expenses associated with performing compliance functions and GBDC’s allocable portion of the cost of its chief financial officer and chief compliance officer and their respective staffs. As permitted by the Administration Agreement, beginning January 1, 2012, the Administrator began charging the allocable portion of the cost of the Company’s chief

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 3. Related Party Transactions  – (continued)

compliance officer and chief financial officer and their respective staffs to the Company. The Board reviews such expenses to determine that these expenses are reasonable and comparable to administrative services charged by unaffiliated third party asset managers. Under the Administration Agreement, the Administrator also provides on the Company’s behalf significant managerial assistance to those portfolio companies to which GBDC is required to provide such assistance and will be paid an additional amount based on the cost of the services provided, not to exceed the amount GBDC receives from such portfolio companies.

Included in accounts payable and accrued expenses is $507 and $226 as of September 30, 2012 and 2011, respectively, for accrued allocated shared services under the Administration Agreement. The administrative service fee expense under the Administration Agreement for the years ended September 30, 2012, 2011 and 2010 was $1,713, $837 and $583, respectively.

Other related party transactions:  The Investment Manager pays for certain unaffiliated third-party expenses incurred by the Company. Such expenses include postage, printing, office supplies and rating agency fees. These expenses are not marked-up and represent the same amount the Company would have paid had the Company paid the expenses directly. These expenses are subsequently reimbursed in cash.

Total expenses reimbursed to the Investment Manager during the years ended September 30, 2012, 2011 and 2010 were $466, $345 and $639, respectively. Of these amounts, during the years ended September 30, 2012, 2011 and 2010, zero, zero and $225, respectively, were reimbursed via a members’ equity contribution.

As of September 30, 2012 and 2011, included in accounts payable and accrued expenses were $40 and $65, respectively, for accrued expenses paid on behalf of the Company by the Investment Manager.

Note 4. Investments

Investments consisted of the following:

	September 30, 2012			September 30, 2011
	Par	Cost	Fair Value	Par	Cost	Fair Value
Senior secured	$280,579	$275,736	$273,989	$212,725	$209,729	$203,831
One stop	267,393	262,876	265,705	178,854	176,393	177,880
Second lien(1)	44,856	43,348	44,367	21,922	21,531	21,922
Subordinated debt	68,859	67,815	67,424	46,804	45,888	46,804
Equity	N/A	20,066	21,425	N/A	9,420	9,390
Total	$661,687	$669,841	$672,910	$460,305	$462,961	$459,827

(1)	Second lien loans include loans structured as first lien last out term loans.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments  – (continued)

The Company has invested in portfolio companies located in the United States and in Canada. The following tables, which exclude derivative instruments, show the portfolio composition by geographic region at cost and fair value as a percentage of total investments in portfolio companies. The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business.

	September 30, 2012		September 30, 2011
Cost:
United States
Mid-Atlantic	$76,509	11.5%	$66,782	14.4%
Midwest	152,119	22.7	112,550	24.3
West	120,228	17.9	80,242	17.3
Southeast	178,316	26.6	89,133	19.3
Southwest	84,424	12.6	74,907	16.2
Northeast	54,927	8.2	36,599	7.9
Canada	3,318	0.5	2,748	0.6
Total	$669,841	100.0%	$462,961	100.0%
Fair Value:
United States
Mid-Atlantic	$72,671	10.8%	$66,906	14.5%
Midwest	152,527	22.6	112,534	24.5
West	122,371	18.2	78,329	17.0
Southeast	181,398	27.0	89,735	19.5
Southwest	85,633	12.7	72,467	15.8
Northeast	56,367	8.4	37,057	8.1
Canada	1,943	0.3	2,799	0.6
Total	$672,910	100.0%	$459,827	100.0%

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 4. Investments  – (continued)

The industry compositions of the portfolio at fair value, excluding derivative instruments, were as follows:

	September 30, 2012		September 30, 2011
Cost:
Aerospace and Defense	$8,715	1.3%	$2,513	0.5%
Automobile	23,199	3.5	8,255	1.8
Banking	1,329	0.2	1,237	0.3
Beverage, Food and Tobacco	49,685	7.4	31,467	6.8
Broadcasting and Entertainment	3,969	0.6	—	—
Buildings and Real Estate	7,391	1.1	24,522	5.3
Cargo Transport	1,667	0.2	2,137	0.4
Chemicals, Plastics and Rubber	8,920	1.3	13,868	3.0
Containers, Packaging and Glass	4,451	0.7	4,725	1.0
Diversified Conglomerate Manufacturing	40,923	6.1	28,550	6.2
Diversified Conglomerate Service	74,781	11.2	50,904	11.0
Diversified Natural Resources, Precious Metals and Minerals	4,482	0.7	4,753	1.0
Electronics	63,142	9.4	36,293	7.8
Farming and Agriculture	2,782	0.4	2,931	0.6
Finance	14,363	2.2	7,145	1.5
Healthcare, Education and Childcare	124,758	18.6	88,436	19.1
Home and Office Furnishings, Housewares and Durable Consumer	6,230	0.9	11,490	2.5
Leisure, Amusement, Motion Pictures and Entertainment	39,659	5.9	22,772	4.9
Mining, Steel, Iron and Non-Precious Metals	8,737	1.3	—	—
Oil and Gas	—	—	16,460	3.6
Personal and Non-Durable Consumer Products	20,509	3.1	22,752	4.9
Personal, Food and Miscellaneous Services	12,427	1.9	19,247	4.2
Personal Transportation	44,159	6.6	—	—
Printing and Publishing	12,323	1.8	14,643	3.2
Retail Stores	83,165	12.4	43,454	9.4
Telecommunications	2,984	0.4	4,407	1.0
Utilities	5,091	0.8	—	—
Total	$669,841	100.0%	$462,961	100.0%
Fair Value:
Aerospace and Defense	$8,969	1.3%	$2,664	0.6%
Automobile	23,567	3.5	8,096	1.8
Banking	521	0.1	928	0.2
Beverage, Food and Tobacco	50,686	7.5	31,790	6.9
Broadcasting and Entertainment	3,992	0.6	—	—
Buildings and Real Estate	6,266	0.9	20,924	4.6
Cargo Transport	1,686	0.3	2,102	0.5
Chemicals, Plastics and Rubber	9,070	1.3	13,990	3.0
Containers, Packaging and Glass	4,508	0.7	4,803	1.0
Diversified Conglomerate Manufacturing	41,583	6.2	28,335	6.2
Diversified Conglomerate Service	76,002	11.3	51,332	11.2
Diversified Natural Resources, Precious Metals and Minerals	4,593	0.7	4,881	1.1
Electronics	64,398	9.6	36,614	8.0
Farming and Agriculture	2,814	0.4	2,972	0.6
Finance	10,779	1.6	6,784	1.5
Healthcare, Education and Childcare	126,518	18.8	86,523	18.8
Home and Office Furnishings, Housewares and Durable Consumer	6,138	0.9	11,536	2.5
Leisure, Amusement, Motion Pictures and Entertainment	38,925	5.8	23,178	5.0
Mining, Steel, Iron and Non-Precious Metals	8,845	1.3	—	—
Oil and Gas	—	—	16,737	3.6
Personal and Non-Durable Consumer Products	20,383	3.0	22,880	5.0
Personal, Food and Miscellaneous Services	44,746	6.6	19,377	4.2
Personal Transportation	12,652	1.9	—	—
Printing and Publishing	12,435	1.8	14,875	3.2
Retail Stores	84,637	12.6	44,153	9.6
Telecommunications	3,033	0.5	4,353	0.9
Utilities	5,164	0.8	—	—
Total	$672,910	100.0%	$459,827	100.0%

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements

The Company follows ASC Topic 820 for measuring fair value. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the assets or liabilities or market and the assets’ or liabilities’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Assets and liabilities are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the asset or liability as of the measurement date. The three levels are defined as follows:

Level 1:  Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2:  Inputs include prices for similar assets or liabilities in active markets and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the assets or liabilities.

Level 3:  Inputs include significant unobservable inputs for the assets or liabilities and include situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value are based upon the best information available and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s or a liability’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The Company assesses the levels of investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfers. There were no transfers among level 1, 2 and 3 of the fair value hierarchy for investments during the years ended September 30, 2012, 2011 and 2010. The following section describes the valuation techniques used by the Company to measure different assets and liabilities at fair value and includes the level within the fair value hierarchy in which the assets and liabilities are categorized.

Level 1 assets and liabilities are valued using quoted market prices. Level 2 assets and liabilities are valued using market consensus prices that are corroborated by observable market data and quoted market prices for similar assets and liabilities. Level 3 assets and liabilities are valued at fair value as determined in good faith by the Board, based on input of management, the audit committee and independent valuation firms that have been engaged at the direction of the Board to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing twelve-month period under a valuation policy and a consistently applied valuation process. This valuation process is conducted at the end of each fiscal quarter, with approximately 25% (based on fair value) of the Company’s valuation of debt and equity securities without readily available market quotations subject to review by an independent valuation firm. All assets and liabilities as of September 30, 2012 and 2011 were valued using Level 3 inputs of the fair value hierarchy.

When valuing Level 3 debt and equity investments, the Company may take into account the following factors, where relevant, in determining the fair value of the investments: the enterprise value of a portfolio company, the nature and realizable valuable of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons to publicly traded securities, changes in the interest rate environment and the credit markets generally that

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements  – (continued)

may affect the price at which similar investments may be made and other relevant factors. In addition, for certain debt and equity investments, the Company may base its valuation on indicative bid and ask prices provided by an independent third party pricing service. Bid prices reflect the highest price that the Company and others may be willing to pay. Ask prices represent the lowest price that the Company and others may be willing to accept for an investment. The Company generally uses the midpoint of the bid/ask range as its best estimate of fair value of such investment.

On April 11, 2012, the Company terminated its TRS with Citibank. The referenced portfolio of loans of the TRS was valued by Citibank. Citibank based its valuation on the indicative bid prices provided by an independent third party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations were sent to the Company and its Board for review and testing. The Board reviewed and approved the value of the TRS, as well as the value of the loans underlying the TRS, on a quarterly basis as part of its quarterly determination of net asset value. For additional disclosures on the Company’s TRS, refer to Note 7 — Derivative Instruments.

Fair value of the Company’s debt is estimated by discounting remaining payments using applicable market rates or market quotes for similar instruments at the measurement date, if available.

ASC Topic 820 requires disclosure of the fair value of financial instruments for which it is practical to estimate such value. As a result, with the exception of the line item titled “debt” which is reported at cost, all assets and liabilities approximate fair value on the consolidated statements of financial condition due to their short maturity.

Due to the inherent uncertainty of determining the fair value of Level 3 assets and liabilities that do not have a readily available market value, the fair value of the assets and liabilities may differ significantly from the values that would have been used had a ready market existed for such assets and liabilities and may differ materially from the values that may ultimately be received or settled. Further, such assets and liabilities are generally subject to legal and other restrictions or otherwise are less liquid than publicly traded instruments. If the Company were required to liquidate a portfolio investment in a forced or liquidation sale, the Company may realize significantly less than the value at which such investment had previously been recorded.

The Company’s investments, borrowings and derivatives are subject to market risk. Market risk is the potential for changes in the value due to market changes. Market risk is directly impacted by the volatility and liquidity in the markets in which the investments, borrowings and derivatives are traded.

The following table presents fair value measurements of the Company’s investments and derivative instruments and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

As of September 30, 2012:	Fair Value Measurements Using
Description	Level 1	Level 2	Level 3	Total
Assets:
Debt investments(1)	$—	$—	$651,485	$651,485
Equity investments(1)	—	—	21,425	21,425
	$—	$—	$672,910	$672,910

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements  – (continued)

As of September 30, 2011:	Fair Value Measurements Using
Description	Level 1	Level 2	Level 3	Total
Assets:
Debt investments(1)	$—	$—	$450,437	$450,437
Equity investments(1)	—	—	9,390	9,390
Derivative instruments(2)	(141)	—	(1,845)	(1,986)
	$(141)	$—	$457,982	$457,841

(1)	Refer to the consolidated schedules of investments for further details.
(2)	Derivative instruments include futures contracts and the TRS. Refer to Note 7 for additional disclosures.

The net change in unrealized appreciation (depreciation) for the years ended September 30, 2012, 2011 and 2010 reported within the net change in unrealized appreciation (depreciation) on investments and the net change in unrealized appreciation (depreciation) on derivative instruments in the Company’s consolidated statements of operation attributable to the Company’s Level 3 assets held at the end of year was $474, $426 and $1,263, respectively.

The following table presents the changes in investments measured at fair value using Level 3 inputs for the years ended September 30, 2012 and 2011:

	Year ended September 30, 2012
	Debt Investments	Equity Investments	Derivative Instruments(1)	Total
Fair value, beginning of period	$450,437	$9,390	$(1,845)	$457,982
Net change in unrealized appreciation on investments and derivative instruments	3,407	1,863	1,845	7,115
Realized (loss) gain on investments and derivative instruments	(4,979)	(488)	3,854	(1,613)
Fundings of revolving loans, net	3,228	—	—	3,228
PIK interest	914			914
Fundings of investments	383,629	11,929	—	395,558
Proceeds from principal payments and sales of portfolio investments	(190,240)	(1,269)	—	(191,509)
Proceeds from derivative instruments(1)	—	—	(3,854)	(3,854)
Amortization of discount and premium	5,089	—	—	5,089
Fair value, end of period	$651,485	$21,425	$—	$672,910

(1)	Refer to Note 7 for additional disclosures.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements  – (continued)

	Year ended September 30, 2011
	Debt Investments	Equity Investments	Derivative instruments(1)	Total
Fair value, beginning of period	$342,233	$2,636	$—	$344,869
Net change in unrealized (depreciation) appreciation on investments	(1,499)	(29)	(1,845)	(3,373)
Realized gain on investments	1,997	—	40	2,037
Fundings of revolving loans, net	278	—	—	278
PIK interest	759			759
Fundings of investments	319,479	6,783	—	326,262
Proceeds from principal payments and sales of portfolio investments	(217,884)	—	—	(217,884)
Proceeds from derivative instruments(1)	—	—	(40)	(40)
Amortization of discount and premium	5,074	—	—	5,074
Fair value, end of period	$450,437	$9,390	$(1,845)	$457,982

(1)	Refer to Note 7 for additional disclosures.

The following table presents quantitative information about the significant unobservable inputs of the Company’s level 3 investments as of September 30, 2012. The below table is not intended to be all-inclusive, but rather to provide information on significant unobservable inputs and valuation techniques used by the Company.

Quantitative information about Level 3 Fair Value Measurements
	Fair value at September 30, 2012	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Senior secured loans(1)(2)	$216,063	Market comparable companies	EBITDA multiples	4.5 - 14.5 (8.5)
		Market rate approach	Market interest rate	2.7% - 28.0% (7.9%)
One stop loans	$265,705	Market comparable companies	EBITDA multiples	4.7 - 14.5 (8.9)
		Market rate approach	Market interest rate	5.2% - 23.0% (8.9%)
Subordinated and second lien loans(3)(4)	$97,946	Market comparable companies	EBITDA multiples	6.5 - 11.0 (8.4)
		Market rate approach	Market interest rate	8.0% - 21.0% (12.8%)
Equity securities	$21,425	Market comparable companies	EBITDA multiples	4.5 - 14.5 (9.0)

(1)	Excludes $56,058 of loans at fair value, which the Company valued using indicative bid and ask prices provided by an independent third party pricing service.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 5. Fair Value Measurements  – (continued)

(2)	Excludes $1,868 of loans at fair value. These loans were valued on a liquidation basis.
(3)	Excludes $12,151 of loans at fair value, which the Company valued using indicative bid and ask prices provided by an independent third party pricing service.
(4)	Excludes $1,694 of non-accrual loans at fair value. These loans were valued on a liquidation basis.

The significant unobservable inputs used in the fair value measurement of the Company’s debt and equity securities are earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples and market interest rates. The Company uses EBITDA multiples on its loans and equity securities to determine any credit gains or losses. Significant increases or decreases in either of these inputs in isolation would result in a significantly lower or higher fair value measurement. The Company uses market interest rates for loans to determine if the effective yield on a loan is commensurate with the market yields for that type of loan. If a loan’s effective yield is significantly less than the market yield for a similar loan with a similar credit profile, then the resulting fair value of the loan may be lower.

The following are the carrying values and fair values of the Company’s debt liabilities as of September 30, 2012 and 2011. Fair value is estimated by discounting remaining payments using applicable market rates or market quotes for similar instruments at the measurement date, if available.

	As of September 30, 2012		As of September 30, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt	$352,300	$358,046	$237,683	$240,373

Note 6. Borrowings

In accordance with the 1940 Act, with certain limited exceptions, the Company is only allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 200% after such borrowing. On September 13, 2011, the Company received exemptive relief from the SEC allowing it to modify the asset coverage requirement to exclude the SBA debentures from this calculation. As such, the Company’s ratio of total consolidated assets to outstanding indebtedness may be less than 200%. This provides the Company with increased investment flexibility but also increases its risks related to leverage. As of September 30, 2012, the Company’s asset coverage for borrowed amounts was 263.2%.

Debt Securitization:  On July 16, 2010, the Company completed a $300,000 term debt securitization (“Debt Securitization”). The notes (“Notes”) offered in the Debt Securitization were issued by Golub Capital BDC 2010-1 LLC (the “Issuer”), a subsidiary of Golub Capital BDC 2010-1 Holdings LLC (“Holdings”), a direct subsidiary of the Company, and the Class A Notes and Class B Notes are secured by the assets held by the Issuer. The Debt Securitization was executed through a private placement of $174,000 of Aaa/AAA Class A Notes of the Issuer which bear interest at three-month LIBOR plus 2.40%. The $10,000 face amount of Class B Notes bears interest at a rate of three-month LIBOR plus 2.40%, and the $116,000 face amount of Subordinated Notes does not bear interest. The Class A Notes are included in the September 30, 2012 and 2011 consolidated statements of financial condition. In partial consideration for the loans transferred to the Issuer as part of the Debt Securitization, Holdings retained all of the Class B and Subordinated Notes totaling $10,000 and $116,000, respectively, and all of the membership interests in the Issuer, which Holdings initially purchased for two hundred and fifty dollars.

During a period of up to three years from the closing date (which may be extended for two additional years, upon satisfaction of certain conditions), all principal collections received on the underlying collateral may be used by the Issuer to purchase new collateral under the direction of the Investment Adviser in its capacity as collateral manager of the Issuer and in accordance with the Company’s investment strategy, allowing the Company to maintain the initial leverage in the Debt Securitization for such three-year period. The Notes are scheduled to mature on July 20, 2021.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings  – (continued)

The proceeds of the private placement of the Notes, net of expenses, were used to repay and terminate the Company’s prior credit facility, which was a $300,000 credit facility entered into on July 27, 2007. As part of the Debt Securitization, the Company entered into a master loan sale agreement with Holdings and the Issuer under which the Company agreed to sell or contribute certain senior secured and second lien loans (or participation interests therein) to Holdings, and Holdings agreed to sell or contribute such loans (or participation interests therein) to the Issuer and to purchase or otherwise acquire subordinated notes issued by the Issuer. The Notes are the secured obligations of the Issuer, and an indenture governing the Notes includes customary covenants and events of default.

The Investment Adviser serves as collateral manager to the Issuer under a collateral management agreement and receives a fee for providing these services. As a result, the Company has amended and restated its Investment Advisory Agreement to provide that the base management fee payable under such agreement is reduced by an amount equal to the total fees that are paid to the Investment Adviser by the Issuer for rendering such collateral management services.

As of September 30, 2012 and 2011, there were 81 and 79 portfolio companies with a total fair value of $290,097 and $284,288, respectively, securing the Notes. The pool of loans in the Debt Securitization must meet certain requirements, including asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.

The interest charged under the Debt Securitization is based on three-month LIBOR, which as of September 30, 2012 was 0.4%. For the year ended September 30, 2012, the effective average interest rate, which includes amortization of debt issuance costs on the Debt Securitization, was 3.3%, interest expense was $5,063 and cash paid for interest was $4,990. For the year ended September 30, 2011, the effective average interest rate, which includes amortization of debt issuance costs on the Debt Securitization, was 3.2%, interest expense was $4,970 and cash paid for interest was $5,201. For the period from July 16, 2010 to September 30, 2010, the effective average interest rate, which includes amortization of debt issuance costs on the Debt Securitization, was 3.1%, interest expense was $1,167 and cash paid for interest was zero.

The classes, amounts, ratings and interest rates (expressed as a spread to LIBOR) of the Class A Notes are as follows:

Description	Class A Notes
Type	Senior Secured Floating Rate
Amount Outstanding	174,000
Moody’s Rating	“Aaa”
S&P Rating	“AAA”
Interest Rate	LIBOR + 2.40%
Stated Maturity	July 20, 2021

SBA Debentures:  On August 24, 2010, GC SBIC IV, L.P., a wholly owned subsidiary of the Company, received approval for a license from the SBA to operate as an SBIC. As an SBIC, GC SBIC IV, L.P. is subject to a variety of regulations and oversight by the SBA concerning the size and nature of the companies in which it may invest as well as the structures of those investments.

The license allows GC SBIC IV, L.P. to obtain leverage by issuing SBA-guaranteed debentures, subject to issuance of a capital commitment by the SBA and customary procedures. These debentures are non-recourse to the Company, have interest payable semiannually and a ten-year maturity. The interest rate is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with ten-year maturities.

Under present SBIC regulations, the maximum amount of SBA-guaranteed debentures that may be issued by multiple licensees under common management is $225,000 and the maximum amount that may be issued by a

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings  – (continued)

single SBIC licensee is $150,000. An affiliate of the Investment Adviser manages another SBIC. As of September 30, 2012, the affiliated SBIC licensee had $41,600 of SBA-guaranteed debentures outstanding, while GC SBIC IV, L.P. had $123,500 of outstanding SBA-guaranteed debentures, leaving incremental borrowing capacity of $26,500 for GC SBIC IV L.P. to reach its cap of $150,000 of SBA-guaranteed debentures under present SBIC regulations. As of September 30, 2011, GC SBIC IV, L.P. had $61,300 of outstanding SBA-guaranteed debentures. On August 24, 2010, the date GC SBIC IV, L.P. received its license from the SBA, the SBA restricted the affiliated SBIC licensee from making new investments. The affiliated SBIC licensee is limited to only making add-on investments in existing portfolio companies.

GC SBIC IV, L.P. may borrow up to two times the amount of its regulatory capital, subject to customary regulatory requirements. As of September 30, 2012, the Company had committed and funded $75,000 to GC SBIC IV, L.P. and had SBA-guaranteed debentures of $123,500 outstanding which mature between March 2021 and September 2022. The interest rate on the $123,500 of outstanding debentures was fixed at an average interest rate of 3.4%. For the years ended September 30, 2012 and 2011, the effective average interest rate, which includes amortization of fees paid on the debentures, was 3.5% and 3.0%, interest expense was $3,328 and $626 and cash paid for interest was $3,121 and $550, respectively. There were no SBA debentures outstanding as of September 30, 2010.

Revolving Credit Facility:  On July 21, 2011, Golub Capital BDC Funding LLC (“Funding”), a wholly owned subsidiary of the Company, entered into a $75,000 senior secured revolving credit facility (as amended, the “Credit Facility”) with Wells Fargo Securities, LLC, as administrative agent, and Wells Fargo Bank, N.A., as lender.

Under the Credit Facility, the lender has agreed to extend credit to Funding in an aggregate principal amount of $75,000. Previously, Funding’s ability to draw under the Credit Facility was scheduled to terminate on October 21, 2012 with a stated maturity date of October 21, 2015. Effective October 21, 2012, the Company and Funding amended the Credit Facility to, among other things, extend Funding’s ability to draw under the Credit Facility from October 21, 2012 to October 21, 2013 and to extend the stated maturity date from October 21, 2015 to October 20, 2017. Refer to Note 14 for additional disclosures.

The period from the closing date until October 21, 2013 is referred to as the reinvestment period. All amounts outstanding under the Credit Facility are required to be repaid by October 20, 2017. Through the reinvestment period, the Credit Facility bears interest at one-month LIBOR plus 2.25% per annum. After the reinvestment period, the rate will reset to LIBOR plus 2.75% per annum for the remaining term of the Credit Facility. In addition to the stated interest expense on the Credit Facility, the Company is required to pay a fee of 0.50% per annum on any unused portion of the Credit Facility up to $30,000 and 2.00% on any unused portion in excess of $30,000. The Credit Facility is secured by all of the assets held by Funding, and the Company has pledged its interests in Funding as collateral to Wells Fargo Bank, N.A., as the collateral agent, under an ancillary agreement to secure the obligations of the Company as the transferor and servicer under the Credit Facility. Both the Company and Funding have made customary representations and warranties and are required to comply with various covenants, reporting requirements and other customary requirements for similar credit facilities. Borrowing under the Credit Facility is subject to the leverage restrictions contained in the 1940 Act.

The Company plans to transfer certain loans and debt securities it has originated or acquired from time to time to Funding through a purchase and sale agreement and may cause Funding to originate or acquire loans in the future, consistent with the Company’s investment objectives.

As of September 30, 2012 and 2011, the Company had outstanding debt under the Credit Facility of $54,800 and $2,383, respectively. For the years ended September 30, 2012 and 2011, the Company had borrowings on the Credit Facility of $116,117 and $2,383 and repayments on the Credit Facility of $63,700 and zero, respectively. For the year ended September 30, 2012, the effective average interest rate on outstanding

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 6. Borrowings  – (continued)

borrowings, which includes amortization of debt financing costs, was 2.9%, interest expense was $935 and cash paid for interest was $890. For the year ended September 30, 2011, the effective average interest rate on outstanding borrowings, which includes amortization of debt financing costs, was 2.9%, interest expense was $76 and cash paid for interest was $52.

The average total debt outstanding (including the debt under the Debt Securitization, SBA debentures and Credit Facility) for the years ended September 30, 2012, 2011 and 2010 was $306,969, $201,294 and $213,793, respectively.

For the years ended 2012, 2011 and 2010, the effective average interest rate on the Company’s total debt outstanding was 3.5%, 3.3% and 1.7%, respectively.

A summary of the Company’s maturity requirements for borrowings as of September 30, 2012 is as follows:

	Payments Due by Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Debt Securitization	$174,000	$—	$—	$—	$174,000
SBA debentures	123,500	—	—	—	123,500
Credit Facility(1)	54,800	—	—	54,800	—
Total borrowings	$352,300	$—	$—	$54,800	$297,500

(1)	Effective October 21, 2012, the stated maturity date on the Credit Facility was extended to October 20, 2017. Refer to Note 15. Subsequent Events for additional disclosures.

Note 7. Derivative Instruments

The Company had sold or terminated all of its derivative instruments as of September 30, 2012. The following table summarizes the fair value and location of the Company’s derivative instruments on the consolidated statements of financial condition as of September 30, 2011:

	September 30, 2011
	Location	Fair Value
Futures Contracts	Unrealized appreciation (depreciation) on derivative instruments	$(141)
TRS	Unrealized appreciation (depreciation) on derivative instruments	(1,845)
Total		$(1,986)

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 7. Derivative Instruments  – (continued)

Realized and unrealized gains and losses on derivative instruments recorded by the Company are in the following location on the consolidated statements of operations:

		Years ended September 30,			Years ended September 30,
		2012	2011		2012	2011
	Location	Realized Gain (Loss)		Location	Unrealized Gain (Loss)
Futures Contracts	Net realized loss on derivative instruments	$(1,759)	$—	Net change in unrealized appreciation (depreciation) on derivative instruments	$141	$(141)
TRS	Net realized gain on derivative instruments	3,854	40	Net change in unrealized appreciation (depreciation) on derivative instruments	1,845	(1,845)
		$2,095	$40		$1,986	$(1,986)

Futures contracts:  In September 2012, the Company sold its remaining ten-year U.S. Treasury futures contracts. The Company had entered into the futures contracts to mitigate its exposure to adverse fluctuation in interest rates related to the Company’s SBA debentures. The cash collateral underlying the futures contracts was returned to the Company.

Based on the daily fluctuation of the fair value of the futures contracts, the Company recorded an unrealized gain or loss equal to the daily fluctuation in fair value. Upon maturity or settlement of the futures contracts, the Company realized a gain or loss based on the difference of the fair value of the futures contracts at inception and the fair value of the futures contracts at settlement or maturity. This gain or loss is included on the consolidated statements of operations as net realized gain (loss) on derivative instruments.

For the years ended September 30, 2012 and 2011, the realized loss on settlement of futures contracts was $(1,759) and zero, respectively, and the change in unrealized appreciation (depreciation) related to the futures contracts was $141 and $(141), respectively. The Company’s total volume of futures contracts was eight hundred and sixty-three and two hundred and fifty for the years ended September 30, 2012 and 2011, respectively.

Total return swap:  On April 11, 2012, GCMF terminated the TRS that it had entered into with Citibank.

GCMF entered into the TRS to gain economic exposure to a portfolio of broadly syndicated loans. Generally, under the terms of a total return swap, one party agrees to make periodic payments to another party based on the change in the market value of the assets referenced by the total return swap, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A total return swap is typically used to obtain exposure to a security or market without owning or taking physical custody of such security or investing directly in such market.

The Company received from Citibank all interest and fees payable in respect of the loans included in the portfolio. The Company paid to Citibank interest at a rate equal to three-month LIBOR plus 1.2% per annum based on the settled notional value of the TRS. Upon termination of the TRS, the Company received from Citibank the net appreciation in the value of the referenced loans. On a quarterly basis, net payment between the Company and Citibank for interest and realized appreciation and depreciation on the portfolio of loans occurs.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 7. Derivative Instruments  – (continued)

The Company acted as the manager of the rights and obligations of GCMF under the TRS.

For GAAP purposes, realized gains and losses on the TRS are composed of any gains or losses on the referenced portfolio of loans as well as the net interest received or owed at the time of the quarterly settlement. For GAAP purposes, unrealized gains and losses on the TRS are composed of the net interest income earned or interest expense owed during the period that was not previously settled as well as the change in fair value of the referenced portfolio of loans.

For the years ended September 30, 2012 and 2011, the change in the fair value of the TRS was $1,845 and $(1,845), respectively. Realized gains on the TRS for the year ended September 30, 2012 were $3,854, which consisted of spread interest income of $2,635 and a realized gain of $1,219 on the sale of the referenced loans. Realized gains on the TRS for the year ended September 30, 2011 were $40, which consisted of spread interest income of $44 and a realized loss of $(4) on the sale of the referenced loans. As of September 30, 2011, the fair value of the TRS was $(1,845), comprised of spread interest income of $591 and an unrealized loss on the referenced loans of $(2,436).

Upon termination, cash collateral of $19,912 that had secured the obligations to Citibank under the TRS was returned to the Company and was used to fund new middle-market debt and equity investments.

Note 8. Federal Income Tax Matters

The Company has elected to be treated as a RIC under Subchapter M of the Code, and to distribute substantially all of its respective net taxable income. Accordingly, no provision for federal income tax has been made in the financial statements.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal tax regulations, which may differ from amounts determined in accordance with GAAP and those differences could be material. These book-to-tax differences are either temporary or permanent in nature. Reclassification due to permanent book-tax differences, including the tax treatment on income from the TRS and return of capital, have no impact on net assets. The following differences were reclassified for tax purposes for the years ended September 30, 2012, 2011 and 2010:

	Years ended September 30,
	2012	2011	2010
Decrease in Paid in Capital in Excess of Par	$(1,111)	$—	$(1,122)
Increase in Capital Distribution in Excess of Net Investment Income	4,425	40	1,122
Decrease in Net Realized Gain (Loss) on Investments and Derivative Instruments	(3,314)	(40)	—

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 8. Federal Income Tax Matters  – (continued)

Taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to unrealized appreciation (depreciation) on investments as investment gains and losses are not included in taxable income until they are realized. The following table reconciles net increase in net assets resulting from operations to taxable income for the years ended September 30, 2012, 2011 and 2010:

	Years ended September 30,
	2012	2011	2010
Net increase in net assets resulting from operations	$31,760	$21,339	$26,248
Net increase in net assets resulting from operations for the period October 1, 2009 to April 13, 2010	—	—	(15,673)
Net change in unrealized (appreciation) depreciation on investments	(5,270)	1,528	(1,995)
Net change in unrealized (appreciation) depreciation on derivative instruments	(1,986)	1,986	—
Book/tax difference due to capital losses not recognized	6,545	—	40
Other book-tax differences	(788)	439	—
Taxable income before deductions for distributions	$30,261	$25,292	$8,620

The tax character of distributions paid during the years ended September 30, 2012, 2011 and 2010 were as follows:

	As of September 30,
	2012	2011	2010
Ordinary Income	$30,484	$23,254	$8,620
Long-Term Capital Gains	$—	$1,815	$—
Return of Capital	$1,072	$—	$1,122

As of September 30, 2012, the tax basis components of distributable earnings / (accumulated losses) were as follows:

As of September 30, 2012
Amount
Net unrealized appreciation on investments and derivatives	$6,084
Post-October losses deferred	(6,545)
Total	$(461)

As of September 30, 2012, the Federal tax cost of investments was $669,494 resulting in estimated gross unrealized gains and losses of $12,509 and $9,092, respectively.

The differences between the components of distributable earnings on a tax basis and the amounts reflected in the consolidated statements of changes in net assets are primarily due to temporary book-tax differences that will reverse in a subsequent period. These book-tax differences are mainly due to a portfolio company investment in a partnership and late-year loss deferrals.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 9. Commitments and Contingencies

Commitments:  The Company had outstanding commitments to fund investments totaling $56,547 and $49,449 under various undrawn revolvers and other credit facilities as of September 30, 2012 and 2011, respectively.

Indemnifications:  In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as these involve future claims that may be made against the Company but that have not occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Off-balance sheet risk:  Off-balance sheet risk refers to an unrecorded potential liability that may result in a future obligation or loss, even though it does not appear on the statements of financial condition. The Company has entered and, in the future, may again enter into derivative instruments that contain elements of off-balance sheet market and credit risk. Derivative instruments can be affected by market conditions, such as interest rate volatility, which could impact the fair value of the derivative instruments. If market conditions move against the Company, it may not achieve the anticipated benefits of the derivative instruments and may realize a loss. The Company minimizes market risk through monitoring its investments.

Concentration of credit and counterparty risk:  Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company was engaged and, in the future, may engage again in derivative transactions with counterparties. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuers of the instruments. The Company’s maximum loss that it could incur related to counterparty risk on its derivative instruments is the value of the collateral for that respective derivative instrument. It is the Company’s policy to review, as necessary, the credit standing of each counterparty.

Legal proceedings:  In the normal course of business, the Company may be subject to legal and regulatory proceedings that are generally incidental to its ongoing operations. While there can be no assurance of the ultimate disposition of any such proceedings, the Company does not believe any disposition will have a material adverse effect on the Company’s consolidated financial statements.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 10. Financial Highlights

The financial highlights for the Company are as follows:

	Years ended September 30,
Per share data(1):	2012	2011	2010		2009		2008
Net asset value at beginning of period	$14.56	$14.71	N/A	(4)	N/A	(4)	N/A	(4)
Net increase in net assets as a result of public offering	0.04	0.06	N/A	(4)	N/A	(4)	N/A	(4)
Costs related to public offering	(0.03)	(0.04)	N/A	(4)	N/A	(4)	N/A	(4)
Dividends and distributions declared	(1.28)	(1.27)	N/A	(4)	N/A	(4)	N/A	(4)
Net investment income	1.15	1.16	N/A	(4)	N/A	(4)	N/A	(4)
Net realized (loss) gain on investments	(0.23)	0.11	N/A	(4)	N/A	(4)	N/A	(4)
Net realized gain on derivative instruments	0.09	—	N/A	(4)	N/A	(4)	N/A	(4)
Net change in unrealized appreciation (depreciation) on investments	0.22	(0.08)	N/A	(4)	N/A	(4)	N/A	(4)
Net change in unrealized appreciation (depreciation) on derivative instruments	0.08	(0.09)	N/A	(4)	N/A	(4)	N/A	(4)
Net asset value at ending of period	$14.60	$14.56	$14.71		N/A	(4)	N/A	(4)
Per share market value at end of period	$15.90	$14.85	$15.30		N/A	(4)	N/A	(4)
Total return based on market value(2)	15.69%	5.36%	N/A	(4)	N/A	(4)	N/A	(4)
Total return based on average net asset value/members' equity	8.86%	7.30%	14.33%		29.57%		(9.82)%
Shares outstanding at end of period	25,688,101	21,733,903	17,712,444		N/A	(4)	N/A	(4)
Ratios/Supplemental Data:
Ratio of expenses (without incentive fees) to average net assets/members' equity	6.63%	5.47%	5.31%		11.61%		30.59%
Ratio of incentive fees to average net assets/members' equity(3)	1.74%	0.12%	0.03%		N/A		N/A
Ratio of total expenses to average net assets/members' equity(3)	8.37%	5.59%	5.34%		11.61%		30.59%
Ratio of net investment income to average net assets/members' equity	7.78%	7.80%	12.79%		37.64%		28.87%
Net assets at end of period	$375,129	$316,549	$260,541		$92,752		$16,853
Average debt outstanding	$306,969	$201,294	$213,793		$305,440		$191,225
Average debt outstanding per share	$11.95	$9.26	$12.07		N/A	(4)	N/A	(4)
Portfolio turnover	32.55%	56.90%	44.73%		30.20%		221.36%

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 10. Financial Highlights  – (continued)

(1)	Based on actual number of shares outstanding at the end of the corresponding period or the weighted average shares outstanding for the period, unless otherwise noted, as appropriate.
(2)	Total return based on market value assumes dividends are reinvested.
(3)	During the year ended September 30, 2012, the Investment Adviser irrevocably waived $647 of incentive fees attributable to the TRS. Had the Investment Adviser not waived these fees, the annualized ratio of incentive fees to average net assets and the annualized ratio of total expenses to average net assets would have been 1.92% and 8.55%, respectively, for the year ended September 30, 2012.
(4)	Per share data are not provided as the Company did not have shares of common stock outstanding or an equivalent prior to the Offering on April 14, 2010.

Note 11. Earnings Per Share

The following information sets forth the computation of the net increase in net assets per share resulting from operations for the years ended September 30, 2012 and 2011:

	Years ended September 30,
	2012	2011
Earnings available to stockholders	$31,760	$21,339
Basic and diluted weighted average shares outstanding	24,271,251	19,631,797
Basic and diluted earnings per share	$1.31	$1.09

For historical periods that include financial results prior to April 1, 2010, the Company did not have common shares outstanding or an equivalent and, therefore, earnings per share and weighted average shares outstanding information for the year ended September 30, 2010 are not provided.

Note 12. Public Offerings

The following table summarizes the total shares issued and proceeds received net of underwriting and offering costs in public offerings of the Company's common stock for the years ended September 30, 2012, 2011 and 2010:

	Shares issued	Offering price per share	Proceeds net of underwriting and offering costs
Fiscal year 2010 offering	8,727,581	$14.50	$117,605
Fiscal year 2011 offering	3,953,257	$15.75	$58,610
Fiscal year 2012 offering	3,825,000	$15.35	$56,467

On April 14, 2010, GBDC priced the Offering, selling 7,100,000 shares of its common stock at a public offering price of $14.50 per share. Concurrent with the Offering, an additional 1,322,581 shares were sold through a private placement, also at $14.50 per share. On May 19, 2010, an additional 305,000 shares at $14.50 per share were issued upon the exercise of the underwriters’ over-allotment option.

On March 31, 2011, GBDC priced a public offering of 3,500,000 shares of its common stock at a public offering price of $15.75 per share. On May 2, 2011, the Company sold an additional 453,257 shares of its common stock at a public offering price of $15.75 per share pursuant to the underwriters’ partial exercise of the over-allotment option.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 12. Public Offerings  – (continued)

On January 31, 2012, GBDC priced a public offering of 3,500,000 shares of its common stock at a public offering price of $15.35 per share. On March 1, 2012, the Company sold an additional 325,000 shares of its common stock at a public offering price of $15.35 per share pursuant to the underwriters’ partial exercise of the over-allotment option.

On August 6, 2012, GBDC announced an At the Market (“ATM”) program to sell up to $50 million of shares of its common stock over a one-year time period. As of November 27, 2012, no shares had been sold through the Company’s ATM program.

Note 13. Dividends and Distributions

The Company’s dividends and distributions are recorded on the record date. The following table summarizes the Company’s dividend declarations and distributions during the years ended September 30, 2012, 2011 and 2010:

Date Declared	Record Date	Payment Date	Amount Per Share	Cash Distribution	DRIP Shares Issued		DRIP Shares Value
Fiscal Year ended September 30, 2010
05/13/2010	06/22/2010	06/29/2010	$0.24	$4,251	N/A	(1)	N/A	(1)
08/05/2010	09/10/2010	09/30/2010	$0.31	$5,491	N/A	(1)	N/A	(1)
Fiscal Year ended September 30, 2011
12/08/2010	12/20/2010	12/30/2010	$0.31	$5,028	25,753		$462
02/08/2011	03/18/2011	03/30/2011	$0.32	$5,375	17,779		$303
05/03/2011	06/17/2011	06/29/2011	$0.32	$6,583	24,670		$364
08/04/2011	09/19/2011	09/28/2011	$0.32	$6,629	N/A	(1)	N/A	(1)
Fiscal Year ended September 30, 2012
12/07/2011	12/19/2011	12/29/2011	$0.32	$6,580	25,052		$375
2/2/2012	3/16/2012	3/29/2012	$0.32	$7,381	55,479		$805
5/1/2012	6/15/2012	6/29/2012	$0.32	$7,858	23,575		$347
8/2/2012	9/13/2012	9/27/2012	$0.32	$7,829	25,092		$382

(1)	DRIP shares were purchased in the open market with an aggregate value of $367 at June 29, 2010, $464 at September 30, 2010 and $325 at September 28, 2011.

Note 14. Subsequent Events

Dividends: On November 27, 2012, the Company’s Board declared a quarterly dividend of $0.32 per share payable on December 28, 2012 to holders of record as of December 14, 2012.

On October 16, 2012, the Company priced a public offering of 2,600,000 shares of its common stock at a public offering price of $15.58 per share, raising approximately $40,508 in gross proceeds. Wells Fargo Securities, LLC and UBS Securities LLC acted as joint book-running managers for the offering. On October 19, 2012, the transaction closed, the shares were issued, and proceeds, net of offering costs but before expenses, of $39,381 were received. Golub Capital Employee Grant Program Rabbi Trust, a trust organized for the purpose of awarding equity incentive compensation to employees of Golub Capital, purchased an aggregate of $3,000 of shares in the offering at the public offering price per share. In addition, Mr. William M. Webster IV, one of the Company’s directors, purchased 10,000 shares in the offering at the public offering price per share.

Golub Capital BDC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except shares and per share data)

Note 14. Subsequent Events  – (continued)

On November 14, 2012, the Company sold an additional 294,120 shares of its common stock at a public offering price of $15.58 per share pursuant to the underwriters’ partial exercise of the over-allotment option.

On October 30, 2012, Funding entered into an amendment (the “Credit Facility Amendment”) to the documents governing Funding’s Credit Facility with Wells Fargo Securities, LLC, as administrative agent and Wells Fargo Bank, N.A., as lender. The Credit Facility Amendment is effective as of October 21, 2012. The Credit Facility Amendment, among other things, extended the reinvestment period from October 21, 2012 to October 21, 2013 and extended the stated maturity date from October 21, 2015 to October 20, 2017.

Note 15. Selected Quarterly Financial Data (Unaudited)

	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Total investment income	$16,219	$14,811	$14,352	$12,477
Net investment income	7,791	6,678	7,065	6,342
Net gain (loss) on investments	954	(1,285)	4,366	(151)
Net increase (decrease) in net assets resulting from operations	8,745	5,393	11,431	6,191
Earnings per share	0.34	0.21	0.48	0.28
Net asset value per common share at period end	$14.60	$14.58	$14.69	$14.53

	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Total investment income	$10,831	$10,071	$9,111	$9,137
Net investment income	6,450	5,952	5,181	5,233
Net gain (loss) on investments	(3,469)	568	695	729
Net increase (decrease) in net assets resulting from operations	2,981	6,520	5,876	5,962
Earnings per share	0.14	0.31	0.33	0.34
Net asset value per common share at period end	$14.56	$14.75	$14.75	$14.74

	September 30, 2010	June 30, 2010(1)	March 31, 2010	December 31, 2009
Total investment income	$7,431	$7,230	$7,645	$10,843
Net investment income	4,351	4,815	5,018	9,182
Net gain (loss) on investments	1,896	(100)	1,925	(840)
Net increase (decrease) in members' equity/net assets resulting from operations	6,247	4,715	6,943	8,342
Earnings per share	0.35	0.29	N/A	N/A
Net asset value per common share at period end	$14.71	$14.67	N/A	N/A

(1)	The earnings per share and weighted average shares outstanding calculations for the three months ended June 30, 2010 are based on the assumption that the number of shares issued immediately prior to the Conversion on April 13, 2010 (8,984,863 shares of common stock) had been issued on April 1, 2010, at the beginning of the three month period.

$500,000,000

GOLUB CAPITAL BDC, INC.

Common Stock

Preferred Stock

Warrants

Subscription Rights

Debt Securities

GOLUB CAPITAL BDC, INC.
PART C
Other Information

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Golub Capital BDC, Inc. (the “Company” or the “Registrant”) are included in Part A of this Registration Statement.

GOLUB CAPITAL BDC, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(2) Exhibits

(a)(1)	Form of Certificate of Incorporation (Incorporated by reference to Exhibit (a)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(b)(1)	Form of Bylaws (Incorporated by reference to Exhibit (b)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(c)	Not applicable.
(d)(1)	Form of Stock Certificate (Incorporated by reference to Exhibit (d) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(d)(2)	Form of Subscription Certificate.(1)
(d)(3)	Form of Indenture.(1)
(d)(4)	Form of Subscription Agent Agreement.(1)
(d)(5)	Form of Warrant Agreement.(1)
(d)(6)	Form of Certificate of Designations for Preferred Stock.(2)
(d)(7)	Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Indenture.(2)
(e)	Amended and Restated Dividend Reinvestment Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on May 5, 2011).
(f)	Not applicable.
(g)	Amended and Restated Investment Advisory Agreement between the Registrant and GC Advisors LLC (Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).
(h)(1)	Form of Underwriting Agreement for equity securities.(1)
(h)(2)	Form of Underwriting Agreement for debt securities.(1)
(h)(3)	Underwriting Agreement dated as of January 31, 2012, among Golub Capital BDC, Inc., GC Advisors LLC, GC Service Company, LLC, Wells Fargo Securities, LLC and UBS Securities LLC.(3)
(h)(4)	Equity Distribution Agreement dated as of August 6, 2012, among Golub Capital BDC, Inc., GC Advisors LLC, GC Service Company, LLC and Wells Fargo Securities, LLC.(4)
(h)(5)	Equity Distribution Agreement dated as of August 6, 2012, among Golub Capital BDC, Inc., GC Advisors LLC, GC Service Company, LLC and UBS Securities LLC.(4)
(h)(6)	Underwriting Agreement dated as of October 16, 2012, among Golub Capital BDC, Inc., GC Advisors LLC, GC Service Company, LLC, Wells Fargo Securities, LLC and UBS Securities LLC.(5)
(h)(7)	Underwriting Agreement dated as of January 15, 2013, among Golub Capital BDC, Inc., GC Advisors LLC, GC Service Company, LLC, Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC and UBS Securities LLC.(6)
(i)	Not applicable.
(j)	Form of Custody Agreement (Incorporated by reference to Exhibit (j) to the Registrant’s Pre-effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-163279), filed on April 12, 2010).
(k)(1)	Certificate of Appointment of Transfer Agent (Incorporated by reference to Exhibit (k)(1) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).

(k)(2)	Form of Administration Agreement between the Registrant and GC Service Company LLC (Incorporated by reference to Exhibit (k)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(k)(3)	Form of Trademark License Agreement between the Registrant and Golub Capital Management LLC (Incorporated by reference to Exhibit (k)(3) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).
(k)(4)	Purchase Agreement, dated July 16, 2010, by and among the Registrant, Golub Capital BDC 2010-1 Holdings LLC, Golub Capital BDC 2010-1 LLC and Wells Fargo Securities, LLC (Incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).
(k)(5)	Master Loan Sale Agreement, dated July 16, 2010, by and between the Registrant, Golub Capital BDC 2010-1 LLC and Golub Capital BDC 2010-1 Holdings LLC (Incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).
(k)(6)	Indenture, dated July 16, 2010, by and between Golub Capital BDC 2010-1 LLC and U.S. Bank, National Association (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).

(k)(7)	Collateral Management Agreement, dated July 16, 2010, by and between Golub Capital BDC 2010-1 LLC and GC Advisors LLC (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).
(k)(8)	Loan and Servicing Agreement, dated July 21, 2011, by and among Golub Capital BDC Funding LLC, as the borrower, Golub Capital BDC, Inc., as the transferor and servicer, Wells Fargo Securities, LLC, as the administrative agent, the lenders from time to time party thereto, the lender agents from time to time party thereto, and Wells Fargo Bank, N.A., as the collateral agent, account bank and collateral custodian (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 21, 2011).
(k)(9)	Purchase and Sale Agreement, dated July 21, 2011, by and between Golub Capital BDC, Inc., as the seller, and Golub Capital BDC Funding LLC, as the purchaser (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 21, 2011).
(k)(10)	Fourth Amendment to Loan and Servicing Agreement, dated October 21, 2012, by and among Golub Capital BDC Funding LLC, as the borrower, Golub Capital BDC, Inc., as the transferor and servicer, the institutional lender identified therein, Wells Fargo Bank, N.A., as the collateral agent, account bank and collateral custodian, and Wells Fargo Securities, LLC, as the administrative agent (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on November 2, 2012).
(k)(11)	Fifth Amendment to Loan and Servicing Agreement, dated December 13, 2012, by and among Golub Capital BDC Funding LLC, as the borrower, Golub Capital BDC, Inc., as the transferor and servicer, the institutional lender identified therein, Wells Fargo Bank, N.A., as the collateral agent, account bank and collateral custodian, and Wells Fargo Securities, LLC, as the administrative agent (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on December 17, 2012).
(k)(12)	Supplemental Indenture No. 1, dated as of February 15, 2013, by and between Golub Capital BDC 2010-1 LLC and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on February 19, 2013).
(l)(1)	Opinion and Consent of Dechert LLP, special counsel for Registrant.(2)
(l)(2)	Opinion and Consent of Dechert LLP, special counsel for Registrant.(3)
(l)(3)	Opinion and Consent of Dechert LLP, special counsel for Registrant.(4) C-3 TABLE OF CONTENTS
(l)(4)	Opinion and Consent of Dechert LLP, special counsel for Registrant.(5)
(l)(5)	Opinion and Consent of Dechert LLP, special counsel for Registrant.(6)
(m)	Not applicable.
(n)	Independent Registered Public Accounting Firm Consent.
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable.
(r)(1)	Code of Ethics of the Registrant (Incorporated by reference to Exhibit 14.1 to the Registrant’s Annual Report on Form 10-K (File No. 814-00794), filed on November 29, 2012).
(r)(2)	Code of Ethics of GC Advisors.(4)
(s)(1)	Form of Prospectus Supplement for Common Stock Offerings.(2)
(s)(2)	Form of Prospectus Supplement for Preferred Stock Offerings.(2)
(s)(3)	Form of Prospectus Supplement for Debt Offerings.(2)
(s)(4)	Form of Prospectus Supplement for Rights Offerings.(2)
(s)(5)	Form of Prospectus Supplement for Warrant Offerings.(2)

(1)	Previously filed as part of the Registrant’s Registration Statement on Form N-2 (File No. 333-174756) filed on June 7, 2011.
(2)	Previously filed as part of the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-174756) filed on August 26, 2011.
(3)	Previously filed as part of the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-174756) filed on February 1, 2012.
(4)	Previously filed as part of the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-174756) filed on August 7, 2012.
(5)	Previously filed as part of the Registrant’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-174756) filed on October 17, 2012.
(6)	Previously filed as part of the Registrant’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-174756) filed on January 16, 2013.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$58,050
FINRA filing fee	50,500
NASDAQ Global Select Market listing fees	195,000	(1)
Printing expenses	270,000	(1)
Legal fees and expenses	550,000	(1)
Accounting fees and expenses	250,000	(1)
Miscellaneous	26,450	(1)
Total	$1,400,000	(1)

(1)	These amounts are estimates.

All of the expenses set forth above shall be borne by us.

Item 28. Persons Controlled by or Under Common Control

The Registrant directly or indirectly owns 100% of the limited liability company interests of Golub Capital Master Funding LLC, a Delaware limited liability company, Golub Capital BDC 2010-1 Holdings LLC, a Delaware limited liability company, Golub Capital BDC 2010-1 LLC, a Delaware limited liability company, Golub Capital BDC Funding LLC, a Delaware limited liability company, Upper GCC Holdings LLC, a Delaware limited liability company, GC SBIC IV-GP, LLC, a Delaware limited liability company, Golub Capital BDC Holdings LLC, a Delaware limited liability company, and GC SBIC V-GP, LLC, a Delaware limited liability company, and 100% of the interests of GC SBIC IV-GP, Inc., a Delaware corporation, GC SBIC IV, L.P., a Delaware limited partnership, and GC SBIC V, L.P., a Delaware limited partnership, all of which are included in the Registrant’s consolidated financial statements as of December 31, 2012.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s common stock as of March 5, 2013.

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	345

Item 30. Indemnification

As permitted by Section 102 of the General Corporation Law of the State of Delaware, or the DGCL, the Registrant has adopted provisions in its certificate of incorporation, as amended, that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

The Registrant’s certificate of incorporation and bylaws provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by the DGCL, subject to the requirements of the Investment Company Act of 1940, as amended, or the 1940 Act. Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. We have obtained liability insurance for the benefit of our directors and officers.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GC Advisors LLC, or the Adviser, and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GC Service Company, LLC or its permitted assigns, or, collectively, the Administrator, and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Registrant.

Each Underwriting Agreement provides that each underwriter severally agrees to indemnify, defend and hold harmless the Registrant, its directors and officers, and any person who controls the Registrant within the meaning of Section 15 of the Securities Act of 1933, as amended, or the Securities Act, or Section 20 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Registrant or any such person may incur under the Securities Act, the Exchange Act, the 1940 Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning such underwriter furnished in writing by or on behalf of such underwriter through the managing underwriter to the Registrant expressly for use in this Registration Statement (or in the Registration Statement as amended by any post-effective amendment hereof by the Registrant) or in the Prospectus contained in this Registration Statement, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in this Registration Statement or such Prospectus or necessary to make such information not misleading.

Each Equity Distribution Agreement provides that the sales agent agrees to indemnify, defend and hold harmless the Registrant, its directors and officers, and any person who controls the Registrant within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Registrant or any such person may incur under the Securities Act, the Exchange Act, the 1940 Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning such sales agent furnished in writing by such sales agent to the Registrant expressly for use in this Registration

Statement (or in the Registration Statement as amended by any post-effective amendment hereof by the Registrant) or in the Prospectus contained in this Registration Statement, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in this Registration Statement or such Prospectus or necessary to make such information not misleading.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser.

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-70448), and is incorporated herein by reference.

Item 32. Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Golub Capital BDC, Inc., 150 South Wacker Drive, Suite 800, Chicago, IL 60606;
(2)	the Transfer Agent, American Stock Transfer & Trust Company, LLC, 59 Maiden Lane, Plaza Level, New York, New York 10038;
(3)	the Custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, MA 02110; and
(4)	the Adviser, GC Advisors LLC, 150 South Wacker Drive, Suite 800, Chicago, IL 60606.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

The Registrant hereby undertakes:

(1)	To suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.
(2)	Not applicable.
(3)	In the event that the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering;
(4)	(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(e)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;
(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)

(a)

For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-effective Amendment No. 5 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, in the State of New York, on this 6th day of March 2013.

GOLUB CAPITAL BDC, INC.
By: /s/ David B. Golub Name: David B. Golub Title: Chief Executive Officer

KNOW ALL MEN BY THESE PRESENT, each person whose signature appears below hereby constitutes and appoints each of Lawrence E. Golub, David B. Golub and Ross A. Teune as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to the Registration Statement on Form N-2 and any registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 5 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David B. Golub David B. Golub	Chief Executive Officer and Director (Principal Executive Officer)	March 6, 2013
/s/ Ross A. Teune Ross A. Teune	Chief Financial Officer (Principal Financial and Accounting Officer)	March 6, 2013
/s/ Lawrence E. Golub Lawrence E. Golub	Chairman of the Board of Directors	March 6, 2013
/s/ John T. Baily John T. Baily	Director	March 6, 2013
/s/ Kenneth F. Bernstein Kenneth F. Bernstein	Director	March 6, 2013
/s/ Anita R. Rosenberg Anita R. Rosenberg	Director	March 6, 2013
/s/ William M. Webster IV William M. Webster IV	Director	March 6, 2013